Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

08005491

RECEIVED
2008 OCT -3 A 11: 10

Brambles

30 September 2008

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

Re: Brambles Limited

Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sir or Madam,

The enclosed information is being submitted by Brambles Limited (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully
Brambles Limited

R Gerrard

Robert Gerrard
Group Company Secretary

PROCESSED
OCT 22 2008
THOMSON REUTERS

10/21

{CW 00039092}

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

5 September 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 16,158 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	16,158
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{OWB 00012195}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	13,758 @ $0.00 2,400 @ $4.74
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 September 2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,383,699,687	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,246,973	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 5 September 2008
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

9 September 2008

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

INTERIM MANAGEMENT STATEMENT

Due to the fact that it retains a secondary listing on the London Stock Exchange, Brambles Limited is required under the UK Disclosure Rules and Transparency Rules to publish an Interim Management Statement (IMS) for the period from the beginning of the current financial year (I July 2008) to 9 September 2008.

Attached is the IMS required by those rules and which has been lodged with the London Stock Exchange.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

[RNG 00037440]

9 September 2008

BRAMBLES LIMITED

Interim Management Statement for the period 1 July 2008 to 9 September 2008

On 20 August 2008, Brambles released its full year results for the year ended 30 June 2008 to the Australian Securities Exchange and the London Stock Exchange. These results and associated commentary have been posted on Brambles website under the "Investors and Media" tab at www.brambles.com.

For the period from 1 July 2008 to 9 September 2008, Brambles' financial position and performance has remained broadly in line with the Outlook set out on pages 11 and 12 of the ASX Release on the 2008 results, which is also under the "Investors and Media" tab on the Brambles website.

For further information please contact:

Investors	Michael Roberts, Vice President Investor Relations	+61 2 9256 5216 +61 418 263 199 (mobile)
Media	Michael Sharp, Vice President Corporate Affairs	+61 2 92565255 +61 439 470 145 (mobile)

Brambles is globally headquartered in Australia

{RNG 00037440}

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

11 September 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 1,616 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,616
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{OWB 00012195}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,616 @ $4.74 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 September 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,383,701,303	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,245,357	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... (Company secretary) Date: 11 September 2008

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

18 September 2008

The Manager-Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

2008 Notice of Annual General Meeting Mailing

Attached is the Notice of Meeting for this year's Brambles Limited Annual General Meeting, which will be held on Tuesday, 25 November 2008 at Level 3, Overseas Passenger Terminal, Circular Quay West Street, The Rocks, Sydney NSW 2000, commencing at 10.00am (Australian Eastern Daylight Savings Time).

Also attached are the following documents, the first three of which will be sent to ordinary shareholders and the last three of which will be sent to CREST Depository Interest (**CDI**) holders:

- Proxy form;
- Electronic communications election letter for ordinary shareholders;
- Shareholder question form for ordinary shareholders;
- Voting instructions form;
- Electronic communication election letter for CDI holders; and
- CDI holder question form.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

{CW 00038126}


Colgate
Colgate

BRAMBLES LIMITED 2008 NOTICE OF ANNUAL GENERAL MEETING

Level 3, Overseas Passenger Terminal
Circular Quay West Street, The Rocks
Sydney NSW 2000
on Tuesday, 25 November 2008
at 10.00 am (AEDT)

Brambles

18 September 2008

Dear fellow Shareholder,

Brambles delivered a solid performance during the 2008 financial year in what was a challenging economic environment in many markets. This performance was driven mainly by volume growth across all regions of both CHEP and Recall.

Our balance sheet remains strong and we are continuing to generate strong cash flows. Under the on-market share buy-back program approved by shareholders at last year's Annual General Meeting, Brambles has bought back 42 million shares at a total cost of US$392 million.

On 6 February 2008, Don Argus retired as Chairman of Brambles due to his other business commitments. Don provided strong leadership during his tenure of eight and a half years, a period that involved some of the most momentous changes in Brambles' history. These changes included uniting the ownership of CHEP around the globe to create the world's largest pallet pooling operator and, more recently, simplifying Brambles' structure and successfully implementing both a CEO succession process and a new management structure to support growth.

Don made an outstanding contribution to Brambles and he left the company in a position of operational and financial strength, with a growing global footprint. On behalf of all shareholders, I would like to thank Don for his contribution to Brambles.

I have the pleasure of enclosing the Notice convening our 2008 Annual General Meeting, which will be held at Level 3, Overseas Passenger Terminal, Circular Quay West Street, The Rocks, Sydney, NSW 2000 on Tuesday, 25 November 2008, commencing at 10.00 am (AEDT). Most of the items of business in the Notice will be familiar to you, including the motion to adopt the Remuneration Report.

This year the Board is recommending the introduction of a global employee share plan, to be called the MyShare Plan. The proposed plan is an employee contribution and company matching plan. We believe that this type of plan offers the best opportunity for employees to make a personal commitment to participate in Brambles' future success alongside our shareholders. Details of the MyShare Plan, including a summary of its terms, are set out in the Explanatory Notes to the Notice.

The Board is also proposing a number of changes to Brambles' short and long term incentive plans to ensure that executive remuneration policy supports Brambles' business strategy, in particular, the "Accelerating Growth" strategy announced by Mike Ihlein, the Chief Executive Officer of Brambles, in August 2007 and the creation of shareholder value. The changes are being proposed following a review of Brambles' remuneration policy carried out during the year by the Remuneration Committee of the Board. Full details of the changes and the reasons for proposing them are set out in the Explanatory Notes to the Notice, as well as the Remuneration Report in the 2008 Annual Report, which is on the Brambles website at www.brambles.com/BXB/content/investors _ 2008annualreport.html.

Brambles Limited
ACN 118 896 021
Level 40, Gateway
1 Macquarie Place
Sydney NSW 2000 Australia
Brambles' global headquarters
are in Sydney, Australia

The Board is taking the opportunity to propose two housekeeping amendments to Brambles' constitution. If approved, these amendments would:

- allow the Board the flexibility to implement direct voting at future general meetings; and
- provide flexibility to the Board on the means by which dividends may be paid.

Full details appear in the Explanatory Notes to the Notice.

On 20 August 2008, Brambles announced that it was suspending the on-market buy-back program approved by shareholders at the 2007 Annual General Meeting. The reason for the suspension was because of Brambles' commitment to investment in growth opportunities for its businesses as well as the prudence of retaining a strong balance sheet in current market conditions. Notwithstanding this decision, the Board will continue to assess further capital initiatives at an appropriate time in the future. To enable maximum flexibility for these initiatives, the Notice includes a resolution to refresh Brambles' on-market buy-back authorisation. This will allow up to a further 10% of issued capital to be bought back in the ensuing 12 month period, should appropriate opportunities arise. Full details appear in the Explanatory Statement forming part of the Notice.

Last year Brambles mailed an "annual report election form" with its 2007 Notice of Annual General Meeting, which allowed shareholders to elect to receive future notices of meetings, annual reports and other shareholder communications by hard copy or electronically. Those shareholders who have not completed and returned the form have, by default, not been sent a copy of the 2008 Brambles Annual Report. If you are one of the shareholders who has not returned an annual report election form, another copy of that form has been enclosed with a reply paid envelope. Alternatively shareholders can specify their communication option online, as described in the form.

Also enclosed is a shareholder question form designed to give shareholders an opportunity to raise questions ahead of the Annual General Meeting, if they wish to do so. These questions may either be directed to Brambles or, if they relate to the content of the Auditors' Report or conduct of the audit, to Brambles' auditors PricewaterhouseCoopers. Any significant matter brought to our attention will be addressed at the meeting or, if there is insufficient time, in a dedicated area on our website.

If you are an ordinary shareholder and are not able to attend the meeting in person, please complete and mail the enclosed proxy form in the reply paid envelope provided. Alternatively, you may register your proxy appointment and voting directions using the share registry's website www.linkmarketservices.com.au, or by fax.

If you hold Brambles CREST depository interests (CDIs), you are receiving this Notice and accompanying documents through arrangements Brambles has put in place which enable CDI holders to receive the same documents that ordinary shareholders receive. Brambles has also entered into arrangements to enable all CDI holders to give directions as to voting at all Brambles general meetings. Whether you hold your CDIs through the Equiniti corporate nominee service, or you hold your CDIs directly in CREST, you may give directions as to how you wish your CDIs to be voted on the enclosed voting instruction form. Alternatively, you may register your voting directions using Equiniti's website www.sharevote.co.uk, or by fax.

Further details for shareholders and holders of CDIs on how to vote are set out on pages 12 to 13 of this Notice.

Your Directors believe that the proposals set out in the Notice and described in the Explanatory Notes and the Explanatory Statement are in the best interests of Brambles and its shareholders, and unanimously recommend that you vote in favour of the resolutions, as they intend to do in respect of their own beneficial holdings. If I or any of my fellow Directors are appointed as a proxy we will, of course, vote in accordance with any instruction given to us. If, however, we are given discretion as to how to vote, we will vote in favour of each of the items of business to be considered.

Shareholders are invited to join the Board for light refreshments at the conclusion of the Annual General Meeting. If you plan to attend, please bring the enclosed proxy form to facilitate your registration. I look forward to seeing as many of you as possible on the day.

Yours sincerely



Graham Kraehe AO
Chairman

Notice is given that the 2008 Annual General Meeting of the shareholders of Brambles Limited will be held at **Level 3, Overseas Passenger Terminal, Circular Quay West Street, The Rocks, Sydney NSW 2000 on Tuesday, 25 November 2008, commencing at 10.00 am Australian Eastern Daylight Savings Time (AEDT)** for the purpose of transacting the items of business set out below. Registration will open at 9.00 am (AEDT).

In this Notice and Explanatory Notes, Brambles, or the Company, refers to Brambles Limited, and Group refers to Brambles Limited and the entities it controlled at the end of, or during, the year ended 30 June 2008.

Items of Business

Financial Statements

1. To consider and receive the Financial Report, Directors' Report and Auditors' Report for Brambles for the year ended 30 June 2008.

Shareholders will be asked to consider and, if thought fit, to pass the resolutions below. Resolutions 2 to 12 (inclusive) and 14 will be proposed as ordinary resolutions. Resolution 13 will be proposed as a special resolution.

Remuneration Report

2. "To adopt the Remuneration Report for Brambles for the year ended 30 June 2008."

Election of New Director

The following Director, having been appointed by the Board since the last Annual General Meeting and, being eligible, submits herself for election as a Director.

3. "That Ms Mary Elizabeth Doherty be elected to the Board of Brambles."

Re-election of Directors

The following Directors are to retire by rotation and, being eligible, submit themselves for re-election as Directors of Brambles.

4. "That Mr Anthony Grant Froggatt be re-elected to the Board of Brambles."
5. "That Mr David Peter Gosnell be re-elected to the Board of Brambles."
6. "That Mr Michael Francis Ihlein be re-elected to the Board of Brambles."

Share Plans

7. "That the Brambles MyShare Plan, the principal terms of which are summarised in the Explanatory Notes accompanying this Notice, and the issue of shares under that plan, be approved for all purposes, including for the purpose of Australian Securities Exchange Listing Rule 7.2, exception 9."
8. "That the participation by Mr Michael Francis Ihlein until 25 November 2011 in the Brambles MyShare Plan in the manner set out in the Explanatory Notes accompanying this Notice, be approved for all purposes, including for the purpose of Australian Securities Exchange Listing Rule 10.14."
9. "That the participation by Ms Mary Elizabeth Doherty until 25 November 2011 in the Brambles MyShare Plan in the manner set out in the Explanatory Notes accompanying this Notice, be approved for all purposes, including for the purpose of Australian Securities Exchange Listing Rule 10.14."
10. "That the Brambles 2006 Performance Share Plan, as amended in the manner set out in the Explanatory Notes accompanying this Notice (the **Amended Performance Share Plan**), and the issue of shares under the Amended Performance Share Plan, be approved for all purposes, including for the purpose of Australian Securities Exchange Listing Rule 7.2, exception 9."
11. "That the participation by Mr Michael Francis Ihlein until 25 November 2011 in the Amended Performance Share Plan in the manner set out in the Explanatory Notes accompanying this Notice, be approved for all purposes, including for the purpose of Australian Securities Exchange Listing Rule 10.14."
12. "That the participation by Ms Mary Elizabeth Doherty until 25 November 2011 in the Amended Performance Share Plan in the manner set out in the Explanatory Notes accompanying this Notice, be approved for all purposes, including for the purpose of Australian Securities Exchange Listing Rule 10.14."

Brambles will disregard any vote cast on resolutions 7 to 12 inclusive by:

- Mr Michael Francis Ihlein;
- Ms Mary Elizabeth Doherty; and
- any other Director of the Company (except a Director who is ineligible to participate in any employee incentive scheme in relation to Brambles),

and by any of their associates.

However, Brambles will not disregard a vote: if it is cast by any such person as proxy for a shareholder who is entitled to vote, in accordance with the directions on the proxy form; or by the Chairman of the meeting as proxy for a shareholder who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Amendments to Constitution

13. "That the Brambles constitution be amended as outlined in the Explanatory Notes accompanying this Notice."

Authorisation of On-Market Share Buy-Backs

14. "That Brambles be authorised to conduct on-market buy-backs of its shares in the 12 month period following the approval of this resolution, provided that the total number of shares bought back on-market during that period does not exceed 138,369,968, being 10% of the total shares on issue in Brambles as at 8 September 2008; and that the purchase price under any such on-market buy-back does not exceed the maximum set by Australian Securities Exchange Listing Rule 7.33."

By order of the Board
Brambles Limited

Registered Office
Level 40, Gateway
1 Macquarie Place
Sydney NSW 2000

Robert Gerrard
Company Secretary
18 September 2008

Explanatory Notes on the items of business to be considered at the meeting follow.

Resolution 1 – Financial Statements

The law requires Directors to lay the Financial Report, Directors' Report and Auditors' Report for the last financial year before the Annual General Meeting (**AGM**) of shareholders. The 2008 Brambles Annual Report has been posted on the Brambles website at the website address referred to in the Chairman's letter.

Shareholders will be provided with the reasonable opportunity to ask questions about the 2008 Annual Report or about the management of Brambles generally.

Resolution 2 – Remuneration Report

Section 250R(2) of the Corporations Act 2001 (Cth) (the **Act**) requires a resolution that the remuneration report be adopted be put to the vote at a listed company's annual general meeting. The vote is advisory only and does not bind the Directors or Brambles.

The Remuneration Report, which forms part of the Directors' Report, is set out on pages 54 to 77 of the 2008 Annual Report, which has been posted on the Brambles website. The Remuneration Report sets out Brambles' remuneration policy and reports the remuneration arrangements in place for Executive Directors, Non-executive Directors and certain senior executives whose remuneration arrangements are required to be disclosed.

Shareholders will be provided with the reasonable opportunity to ask questions about, or make comments on, the Remuneration Report.

Resolutions 3 to 6 – Election of New Director and Re-election of Directors

Under the Brambles constitution, the Directors may, at any time, appoint any person as a Director of Brambles. In accordance with the terms of its Charter, during the year, the Nominations Committee identified Liz Doherty as their preferred candidate to succeed Mike Ihlein as Chief Financial Officer. The Board unanimously approved her appointment as an Executive Director with effect from 1 December 2007 and, under the Brambles constitution, she holds office until the end of the 2008 AGM. Liz Doherty is eligible for election and it is proposed that she be elected as a Director.

Tony Froggatt, David Gosnell and Mike Ihlein retire by rotation and offer themselves for re-election. Prior to recommending the

unanimously recommended their proposed re-election.

Both of the Non-executive Directors who are seeking re-election are considered by the Board to be independent in character and judgement and free from any business or other relationship which could interfere, or appear to interfere, with the exercise of their objective, unfettered or independent judgement. The Annual Report contains further information on the independence of Directors, on pages 46 and 47.

Brief biographical details of, and a statement from each of the Directors standing for election or re-election, are given below.



Liz Doherty
Chief Financial Officer (age 50)

Member of the Executive Leadership Team

Joined Brambles as Chief Financial Officer and Executive Director in December 2007. She is currently a non-executive director of SABMiller plc. Liz was Group International Finance Director at Tesco plc from 2001 to 2007. She previously had a long career with Unilever plc in increasingly senior operating finance roles based in a number of locations, including Asia and Europe. She holds a First Class Bachelor of Science Degree from University of Manchester, UK. Liz is a Fellow of the Chartered Institute of Management Accountants (FCMA) and a Fellow of the Royal Society of Arts.

Liz Doherty says: "As Chief Financial Officer, one of my roles is to ensure Brambles maintains rigorous financial discipline as it pursues its commitment to creating long term shareholder value. My international roles with Tesco and Unilever have given me the financial experience to maintain this discipline at Brambles and also a deep commercial understanding of the global supply chain."

The Board recommends the election of Liz Doherty.



David Gosnell
Independent Non-executive Director (age 51)

Member of the Audit Committee

Joined Brambles as a Non-executive Director in June 2006. He is Managing Director of Global Supply and Procurement for Diageo plc, leading a global team of 9,000 people across manufacturing, logistics and technical operations as well as managing Diageo's multi-billion dollar procurement budget. Prior to joining Diageo, Mr Gosnell spent 20 years at HJ Heinz where he served on the UK board and held various European operational positions. He holds a Bachelor of Science degree in Electrical and Electronic Engineering from Middlesex University, UK.

David Gosnell says: "Brambles has a philosophy of continuous improvement, including in operations and customer service. The senior operational roles I have held at other global companies, including HJ Heinz, and my current role as Managing Director of Global Supply and Procurement for Diageo plc, provide me with the experience necessary to serve on the Brambles Board."

The Board recommends the re-election of David Gosnell.



Tony Froggatt
Independent Non-executive Director (age 60)

Member of the Nominations Committee and the Remuneration Committee

Joined Brambles as a Non-executive Director in June 2006. Currently a non-executive director of AXA Asia Pacific Holdings Limited and Billabong International Limited. Previously, he was Chief Executive of Scottish & Newcastle plc from May 2003 to October 2007. Tony began his career with the Gillette Company and has held a wide range of sales, marketing and general management positions in many countries with major consumer goods companies including HJ Heinz, Diageo and Seagram. He holds a Bachelor of Law degree from Queen Mary College, London and an MBA from Columbia Business School, New York.

Tony Froggatt says: "Brambles operates in 45 countries, with CHEP supporting more than 300,000 customer locations and Recall servicing about 80,000 customers. My experience in sales and marketing at other global companies – including Scottish & Newcastle plc, Gillette Company and HJ Heinz – has provided me with skills I can contribute to the Brambles Board."

The Board recommends the re-election of Tony Froggatt.



Mike Ihlein
Chief Executive Officer (age 53)

Chairman of the Executive Leadership Team

Joined Brambles as Chief Financial Officer in March 2004 and became Chief Executive Officer in July 2007. Previously, he had a long career with Coca-Cola Amatil Limited (and related companies), where he was Chief Financial Officer (1997–2004), Managing Director of Coca-Cola Amatil, Poland (1995–1997) and had previously held a number of senior business development and treasury roles within that company. Mike holds a Bachelor of Business Studies (Accounting) from the University of Technology, Sydney. He is also an Associate Member of the Australian Institute of Company Directors, a CPA Australia and a member of Financial Services Institute of Australasia (Finsia).

Mike Ihlein says: "As Chief Executive Officer, I am committed to accelerating the growth of our business, with a focus on our customers, markets and our people. My previous roles, including as Chief Financial Officer of Brambles and Coca-Cola Amatil, provide me with the experience and skills necessary to capitalise on new opportunities and implement strong operational disciplines across the Company."

The Board recommends the re-election of Mike Ihlein.

Resolution 7 – Approval of MyShare Plan

MyShare Plan

The proposed Brambles MyShare Plan (the **MyShare Plan**) is a global employee share plan. The objectives in offering the MyShare Plan to employees are to:

- increase the proportion of employees who hold shares in Brambles;
- assist in the retention of employees;
- leverage the Brambles identity in its business, and align the interests of Brambles' employees with those of its shareholders; and
- enable all employees to share in the benefits of the Accelerating Growth strategy.

Under the MyShare Plan, employees may acquire ordinary shares at a price determined by the Board (**Acquired Shares**) which they must hold for a two year period. If they hold the shares and remain employed at the end of that two year period, Brambles will match the number of shares they hold by issuing or transferring to them the same number of shares which they held for the qualifying period at no additional cost to the employee (**Matched Shares**).

Approval of MyShare Plan

The purpose of resolution 7 is to obtain shareholder approval for the MyShare Plan and the issue of shares under that plan for all purposes.

Under the Australian Securities Exchange (**ASX**) Listing Rules, Brambles is generally restricted from issuing more than 15% of its issued capital in any 12 month period without shareholder approval. One of the exceptions to this rule is the issue of shares under an employee incentive scheme which has been approved by shareholders within three years before the issue of the shares.

The authority granted by resolution 7 will mean that Brambles can grant awards under the MyShare Plan without detracting from its ability to otherwise issue shares or other securities up to the limit permitted by the ASX Listing Rules.

Summary of Terms

A summary of the terms of the MyShare Plan is in the table below.

Key question	Summary of relevant terms of the MyShare Plan
Which employees are eligible to participate in the MyShare Plan?	All permanent full-time and part-time employees and Executive Directors of Brambles are eligible to participate in the MyShare Plan.
Will all eligible participants receive the same offer?	Yes[1], except where differences are required under the laws or practices of the country in which a participant resides or is employed.
Is there a limit on the number of shares that participants may purchase?	Yes. The Board will have discretion to set an annual limit on the annual value of Acquired Shares that participants may purchase under the MyShare Plan up to a maximum of A$5,000 per annum.
What is the purchase price for the Acquired Shares?	The Board will have discretion to determine the price[1] (if any) at which the Acquired Shares will be offered and how payment may be made. Acquired Shares may be new shares issued by the Company or shares purchased on-market.
How does a participant pay for the Acquired Shares?	Participants must pay for their Acquired Shares using their own funds (post-tax).
How does a participant become entitled to the Matched Shares?	Participants must meet two conditions (**Matching Conditions**) before they can receive Matched Shares. – Hold the Acquired Shares for a two year period (or such other period specified by the Board) from the first allocation date. – Still be employed by Brambles at the end of the two year period (or such other period specified by the Board). The maximum ratio of Matched Shares to Acquired Shares is 1:1.
What are "**Dividend Shares**"?	Participants may invest any post-tax dividends in respect of Acquired Shares to acquire additional shares, called Dividend Shares. There are no Matched Shares in relation to Dividend Shares.
Does the MyShare Plan make provision for the allocation of Matched Shares to participants who leave Brambles?	Generally, participants who cease to be employed prior to satisfying the Matching Conditions will lose all entitlements to receive Matched Shares. The MyShare Plan rules, however, include a provision for "**Good Leavers**" (being participants who cease employment due to redundancy, total and permanent disablement or death or in other circumstances approved by the Board). It provides that Good Leavers may retain entitlements to Matched Shares on existing Acquired Shares.
What are the terms of the Acquired Shares, Dividend Shares and Matched Shares?	As Acquired Shares and Dividend Shares are purchased by participants using their own funds, those shares have all the same entitlements as other ordinary shares. Participants will be entitled to direct the manner in which their Acquired Shares and Dividend Shares are voted, to receive all dividends and to participate in any capital reorganisations from the date the Acquired Shares and Dividend Shares are acquired by the participant. However, participants will only become entitled to vote, receive dividends and participate in any capital reorganisations in relation to Matched Shares after the Matching Conditions in respect of the Matched Shares have been satisfied.

Key question	Summary of relevant terms of the MyShare Plan
Are there any restrictions on a participant's ability to deal with the Acquired Shares, Dividend Shares and Matched Shares?	No. However, if a participant disposes of all or any of their Acquired Shares before the end of the applicable qualification period, they will lose the right to receive Matched Shares in relation to the Acquired Shares they have sold. Participants must also observe the Brambles Securities Trading Policy in relation to the sale of any Acquired Shares, Dividend Shares or Matched Shares.
How will shares obtained under the MyShare Plan be held?	The MyShare Plan may operate with an Employee Share Ownership Plan Trust (**Plan Trust**). A Plan Trust may be established at any time without the need for shareholder or participant approval. If such a trust is established, it may be used to hold Acquired Shares, Dividend Shares and Matched Shares, and Brambles may settle funds on the Plan Trust so that the trustee can either acquire shares on-market or subscribe for new shares from Brambles to satisfy an obligation to deliver Matched Shares. The trustee may then transfer any shares it holds under the Plan Trust to a participant in satisfaction of their entitlement to receive Matched Shares.
How can the MyShare Plan be amended?	Without the consent of the participants, no amendment may be made to any restriction or other condition relating to Acquired Shares, Dividend Shares or Matched Shares which would reduce the rights of the participants to those shares. No amendments can be made to certain terms (such as the maximum value of Acquired Shares that a participant may acquire in any year or the maximum ratio of Matched Shares to Acquired Shares) without shareholder approval.
Is there any limit on the number of new shares that may be issued under the MyShare Plan and any other Brambles employee share plan?	The limit on the number of new shares that may be issued under the MyShare Plan and any other employee share plan is 5% of the shares on issue in accordance with the Australian Securities and Investments Commission Class Order 03/184.
What happens if there is a change of control of Brambles?	If there is a change of control of Brambles, the Board may determine that the Matching Conditions are satisfied in respect of some or all Matched Shares.

[1] For offers made to Mike Ihlein and Liz Doherty, the price will be based on the formula set out in note (a) to resolutions 8 and 9.

Noting the interests of Mike Ihlein and Liz Doherty, the independent Directors of the Board unanimously recommend the approval of the MyShare Plan.

A copy of the MyShare Plan Rules is available on the Brambles website. Copies of those Rules are also available for inspection until the close of the AGM at the Company's registered office: Level 40, Gateway, 1 Macquarie Place, Sydney NSW 2000 and at the Overseas Passenger Terminal from 15 minutes before the commencement of the AGM and during that meeting.

Other Information
No awards will be made under the MyShare Plan unless and until it has been approved by shareholders at the AGM. No shares have been issued under the MyShare Plan.

Resolutions 8 and 9 – Participation of Directors in the MyShare Plan
ASX Listing Rules 10.11 and 10.14 provide that a listed company may only permit a director of a company to acquire shares or rights to shares under an employee incentive scheme where that director's participation has been approved by an ordinary resolution of shareholders. Approval from shareholders is being sought in relation to the participation of Mike Ihlein and Liz Doherty in the MyShare Plan for the period ending on the third anniversary of the date of the 2008 AGM, namely 25 November 2011.

ASX Listing Rule 10.15A requires the following specified information to be disclosed in relation to the awards to be granted to Mike Ihlein and Liz Doherty under the MyShare Plan:

(a) The maximum number of securities that may be acquired by Mike Ihlein and Liz Doherty, including the formula for determining the number of securities that may be acquired by them – in any year, the number determined by dividing A$5,000 by the volume weighted average price of Brambles shares sold on the ASX during the five business days immediately before the acquisition.

(b) The price (including a statement whether the price will be, or be based on, the market price) or the formula for calculating the price for each security to be acquired under the MyShare Plan – see the formula set out in paragraph (a).

(c) The names of all directors and their associates who received securities under the MyShare Plan since the last approval, the number of the securities received and acquisition price for each security – no Directors or their associates have yet participated in the MyShare Plan.

(d) The names of all directors and their associates entitled to participate in the MyShare Plan – Mike Ihlein and Liz Doherty are the only Directors currently entitled to participate.

(e) A voting exclusion statement – see the main body of the Notice of AGM.

(f) The terms of any loan in relation to the acquisition of securities – not applicable.

(g) Details of any securities issued under the MyShare Plan will be published in each annual report of Brambles relating to a period in which securities have been issued, with a statement that approval for issue of the securities was obtained under ASX Listing Rule 10.14. Any additional Directors who become entitled to participate in the MyShare Plan after the approval of resolutions 8 and 9 may not participate until shareholder approval of their participation is obtained under ASX Listing Rule 10.14.

Noting the interests of Mike Ihlein and Liz Doherty, their participation in the MyShare Plan, being consistent with the participation of other senior executives of Brambles in that plan, is unanimously recommended to shareholders by the independent Directors of the Board. If approved, securities under the MyShare Plan may only be issued to Mike Ihlein and Liz Doherty until 25 November 2011.

Resolution 10 – Amendments to the Brambles 2006 Performance Share Plan

2006 Performance Share Plan

At the Extraordinary General Meeting of the Company held on 9 November 2006, shareholders approved the Brambles 2006 Performance Share Plan (the **Performance Share Plan**) and the issue of awards, which are rights to the Company's shares (**Awards**), under the plan. The Performance Share Plan provides for three types of Awards:

- STI Share Awards – these are subject to a time performance condition.
- Enhanced STI Awards – these are subject to a time and relative total shareholder return (**TSR**) performance condition.
- LTI Awards – these are subject to a time and relative TSR performance condition.

Further details of these Awards are set out on pages 55 and 56 of the Remuneration Report, contained in the 2008 Annual Report, which is on the Brambles website.

Reasons for Proposed Amendments

During the year, the Remuneration Committee (**Committee**) carried out a review of Brambles' remuneration policy with the aim of ensuring that it continued to support Brambles' business strategy, in particular the Accelerating Growth strategy and new business structure announced by Mike Ihlein in August 2007. As a result the Committee recommended changes be made to both Brambles' short and long term incentive plans for future years. The recommended changes to the long term incentive plan involve amending the Performance Share Plan (**Amended Performance Share Plan**).

The reasons for proposing changes to the long term incentive plan are to provide a balance between a focus on sustained profitable growth in line with the Accelerating Growth strategy and ensuring participants focus on the share price performance of Brambles, relative to the ASX100, as well as smoothing out the otherwise cyclical volatility of the ASX100.

Full details of the reasons for proposing changes to Brambles' long term incentive plans are set out in section 4.2.1 of the Remuneration Report in the 2008 Annual Report, which is on the Brambles website.

Summary of Proposed Amendments

The proposed amendments to the Performance Share Plan only affect the provisions relating to the performance conditions to which LTI Awards are subject (the **New Performance Conditions**) and the removal of Enhanced STI Awards. All other provisions of the Performance Share Plan remain intact. A clean copy of the existing Performance Share Plan rules and a marked up copy of the Amended Performance Share Plan rules are on the Brambles website.

A summary of the amendments is as follows.

(i) LTI Awards granted after 30 June 2008 will be subject to the New Performance Conditions.

(ii) The New Performance Conditions are as follows:

(A) Half of the LTI Awards will continue to be measured by a relative TSR condition. It is proposed that 40% of LTI Awards would vest if the Company's relative TSR performance over the period of three years from the date of grant of the relevant Award (**Performance Period**) equals the TSR of the median ranked ASX100 company. 100% of the LTI Award will vest for outperformance of the median ranked company by a predetermined factor, which, for LTI Awards granted in 2008, will be outperformance of the TSR of the median ranked ASX100 company by 25% over the Performance Period. If the Company's TSR performance is between these two levels, the LTI Award will vest on a pro rata straight line basis; and

(B) The other half of the LTI Awards will be measured against the achievement of sales revenue targets with three year performance hurdles set on a compound annual growth rate (**CAGR**) basis. The sales revenue growth elements would be underpinned by Brambles Value Add (**BVA**) hurdles to ensure quality of earnings is maintained at a strong level. BVA represents the value generated by a business over and above the cost of capital used to generate that value, as advised by the Board for each financial year. The sales revenue targets and BVA performance conditions will be specified in the invitation to participate in the Amended Performance Share Plan.

(iii) As Enhanced STI Awards will no longer be granted, the provisions relating to Enhanced STI Awards will be deleted.

The following table summarises the performance conditions of the Performance Share Plan and compares them to the New Performance Conditions of the Amended Performance Share Plan for the 2009 financial year.

	Performance Share Plan	Amended Performance Share Plan
LTI Award	Performance shares	Performance shares
Comparator Group	ASX100	ASX100
Performance Period	3 years	3 years
Performance Condition	100% on relative TSR performance	50% on relative TSR performance 50% on a combination of sales revenue CAGR with a BVA hurdle
Vesting Schedule	30% if Brambles TSR performance ranked 50th out of ASX100 companies. 100% if Brambles TSR performance is at or above the TSR performance of the 75th percentile of the ASX100.	**TSR Component** – 40%[1] if Brambles TSR performance equals the median ranked ASX100 company over the Performance Period. 100% if Brambles TSR performance exceeds that of the median ranked ASX100 company by 25%. **Sales revenue CAGR/BVA Component** – vesting will be based on a sales revenue CAGR/BVA matrix. The matrix for the 2009 financial year is set out in the table on the following page.

[1] While this is higher than the current threshold vesting of 30%, this continues to be more demanding than the current practice for ASX100 companies which have TSR performance conditions, where 50% vesting for median TSR performance is normal.

The vesting matrix for the sales revenue CAGR targets and BVA performance condition for the 2009 financial year for the Amended Performance Share Plan is as follows.

Vesting % is shown in shaded section below

Sales revenue CAGR[1]	Cumulative, three year BVA US$M[2]		
	1,800	2,000	2,200
7%	–	20 %	40 %
8%	20 %	40 %	50 %
9%	40 %	50 %	70 %
10%	50 %	70 %	90 %
11%	70 %	90 %	100 %
12%	90 %	100 %	100 %
13%	100 %	100 %	100 %

[1] CAGR over Performance Period.

[2] At fixed June 2007 foreign exchange rates. These rates were used for internal measures of performance in the 2008 financial year, the period during which the targets set out above were determined. To ensure consistency, when outcomes are measured against the vesting matrix in 2011, the same fixed June 2007 foreign exchange rates will be used.

Approval of Amended Performance Share Plan

The purpose of resolution 10 is to obtain shareholder approval for the Amended Performance Share Plan and the issue of shares under that plan for all purposes.

Under the ASX Listing Rules, Brambles is generally restricted from issuing more than 15% of its issued capital in any 12 month period without shareholder approval. One of the exceptions to this rule is the issue of shares under an employee incentive scheme which has been approved by shareholders within three years before the issue of the shares.

As Brambles wishes to change certain material terms (ie the performance conditions) of the Performance Share Plan, a fresh shareholder approval is being sought for the Amended Performance Share Plan and the issue of Awards under the Amended Performance Share Plan.

The Board wishes to use the Amended Performance Share Plan as a means of remunerating senior executives of Brambles. The authority granted by resolution 10 would mean that Brambles can grant Awards under the Amended Performance Share Plan without detracting from its ability to otherwise issue shares or other securities up to the limit permitted by the ASX Listing Rules.

Other Information

At 8 September 2008 (the last practicable day prior to publication of this Notice of Meeting), 5,271,127 Awards have been granted under the current Performance Share Plan and no Awards have been granted under the Amended Performance Share Plan.

Noting the interests of Mike Ihlein and Liz Doherty, the proposed amendments to the Performance Share Plan and the issue of shares under the Amended Performance Share Plan are unanimously recommended to shareholders by the independent Directors of the Board.

Resolutions 11 and 12 – Participation of Directors in the Amended Performance Share Plan

ASX Listing Rules 10.11 and 10.14 provide that a listed company may only permit a director of a company to acquire shares or rights to shares under an employee incentive scheme where that director's participation has been approved by an ordinary resolution of shareholders. Approval from shareholders was sought and received at the Brambles AGM held on 16 November 2007 for Mike Ihlein and Liz Doherty to participate in the Performance Share Plan until 16 November 2010, in the manner set out in the 2007 AGM notice.

If the proposed changes to the Performance Share Plan are approved, there will be material changes to the terms of participation of Mike Ihlein and Liz Doherty in that plan, as set out in the 2007 AGM notice. Therefore approval from shareholders is being sought in relation to the participation of Mike Ihlein and Liz Doherty in the Amended Performance Share Plan.

Details of the service agreements between Brambles and Mike Ihlein and between Brambles and Liz Doherty have been disclosed in the Remuneration Report on pages 54 to 77 of the 2008 Brambles Annual Report, which has been posted on the Brambles website. The number of Awards that will be granted to Mike Ihlein and Liz Doherty each year under the terms of their respective service agreements will be a specified percentage of their respective total fixed remuneration for that year divided by the volume weighted average price for Brambles shares for the five trading days up to and including the day of grant (**Formula**).

The number of Awards to be granted to Mike Ihlein and Liz Doherty will be determined in accordance with the Formula at the time of the relevant grant and will be taken to be granted under the Amended Performance Share Plan. Depending on the actual performance against annual targets, the face value of Awards made to Mike Ihlein and Liz Doherty will be determined by reference to the numbers in the following table (expressed as a percentage of their total fixed remuneration):

Performance against annual targets	Type of Awards	M F Ihlein % of total fixed remuneration	M E Doherty % of total fixed remuneration
Threshold	STI Award	24%	24%
	LTI Award	115%	95%
Target	STI Award	45%	45%
	LTI Award	115%	95%
Maximum	STI Award	67%	67%
	LTI Award	115%	95%

NOTE

The percentage of LTI Awards is higher than in previous years because Enhanced STI Awards will no longer be granted and their value has been rolled into the LTI Award.

Approval is sought for the grant of Awards to Mike Ihlein and Liz Doherty under the Amended Performance Share Plan in the manner described above for the period ending on the third anniversary of the date of the 2008 AGM, namely 25 November 2011.

ASX Listing Rule 10.15A requires the following specified information to be disclosed in relation to the Awards to be granted to Mike Ihlein and Liz Doherty under the Amended Performance Share Plan:

(a) The maximum number of securities that may be acquired by Mike Ihlein and Liz Doherty, including the formula for determining the number of securities that may be acquired by them – see the Formula set out above.

(b) The price (including a statement whether the price will be, or be based on, the market price) or the formula for calculating the price for each security to be acquired under the Amended Performance Share Plan – see the Formula set out above.

(c) The names of all directors and their associates who received securities under the Performance Share Plan since the last approval, the number of the securities received and acquisition price for each security:

Director	Type of Awards	Number of share rights
M F Ihlein	STI Award	60,961
	Enhanced STI Award	30,481
	LTI Award	78,165
M E Doherty	STI Award	28,406[1]
	Enhanced STI Award	–
	LTI Award	–

[1] These STI Awards were granted to Liz Doherty in recognition of her forfeiting certain share and long term incentives on leaving her former employment. Approval for this grant was obtained at the 2007 AGM.

No consideration was payable for any of the above Awards.

(d) The names of all directors and their associates entitled to participate in the Amended Performance Share Plan – Mike Ihlein and Liz Doherty are the only Directors currently entitled to participate.

(e) A voting exclusion statement – see the main body of the Notice of AGM.

(f) The terms of any loan in relation to the acquisition of securities – not applicable.

(g) Details of any securities issued under the Amended Performance Share Plan will be published in each annual report of Brambles relating to a period in which securities have been issued, with a statement that approval for issue of the securities was obtained under ASX Listing Rule 10.14. Any additional Directors who become entitled to participate in the Amended Performance Share Plan after the approval of resolutions 11 and 12 may not participate until shareholder approval of their participation is obtained under ASX Listing Rule 10.14.

Noting the interests of Mike Ihlein and Liz Doherty, their participation in the Amended Performance Share Plan, being consistent with the participation of other senior executives of Brambles in that plan, is unanimously recommended to shareholders by the independent Directors of the Board. If approved, Awards under the Amended Performance Share Plan may only be issued to Mike Ihlein and Liz Doherty until 25 November 2011.

Resolution 13 – Amendments to Constitution

Two amendments are proposed to Brambles' constitution, for approval by shareholders by special resolution. The amendments would update the constitution in line with the corporate practice of many listed companies in relation to direct voting by shareholders and payment of dividends by direct credit. References to Articles below are to the numbering of the Articles in both the current and proposed constitution. Other than Brambles Limited (**Brambles**), terms which are capitalised in the explanatory notes to this resolution are as defined in both the current and proposed constitution.

(a) Article 54 – Voting at general meetings

It is proposed that the constitution be amended to enable "direct voting" as a means for the casting and recording of votes by shareholders. As an example, the amended Article 54 would give the Directors the flexibility to approve and establish an online voting system or postal voting system (similar to that used in an election) as an alternative choice to proxy voting at general meetings. A direct voting system can operate alongside the proxy voting system and it is Brambles' intention to continue to operate proxy voting arrangements.

The proposed amendment is to add the following paragraph (f) to Article 54:

"(f) The Directors may determine that at any general meeting or class meeting, a member who is entitled to attend and vote on a resolution at that meeting is entitled to a direct vote in relation to that resolution. A "direct vote" includes a vote delivered to the company by post, fax or other electronic means approved by the Directors. The Directors may prescribe rules to govern direct voting and specify the form, method and timing of giving a direct vote at a meeting in order for the vote to be valid."

(b) Article 102 – Payment of distributions

It is proposed that the constitution be amended to permit the Directors the discretion to determine the means by which dividends may be paid. The amended Article 102 would give the Directors the flexibility to mandate that dividend payments to ordinary shareholders will be made by direct credit. Brambles encourages both shareholders and CDI holders to receive their dividends by direct credit rather than by cheque, as direct credit provides a faster and more secure method of dividend payment. Direct credit also generates cost savings for Brambles. At the date of this Notice, over 90% of ordinary shareholders in Brambles had already elected to receive their dividends by direct credit.

The proposed amendments are to:

1. delete the word "company's" in line two of Article 102(a) and substitute it with the word "Directors"; and
2. add the following paragraph (c) to Article 102:

"(c) Without limiting Article 102(b), if the Directors decide to make a payment by electronic funds transfer under Article 102(a) and an account is not nominated by the member or joint holders in accordance with Article 102(a), the company may hold the amount payable in a separate account of the company until the member or joint holders nominate an account in accordance with Article 102(a)."

A marked up copy of the proposed constitution is available on the Brambles website. Copies of the proposed constitution are also available for inspection until the close of the AGM at the Company's registered office: Level 40, Gateway, 1 Macquarie Place, Sydney NSW 2000 and at the Overseas Passenger Terminal from 15 minutes before the commencement of the AGM and during that meeting.

The Directors unanimously recommend that Brambles shareholders vote in favour of the amendments to the constitution.

Resolution 14 – Authorisation of On-Market Share Buy-Backs

Details on this resolution are set out in the Explanatory Statement forming part of this Notice.

EXPLANATORY STATEMENT

This Explanatory Statement accompanies and forms part of the Notice of AGM for Brambles Limited to be held at 10.00 am AEDT on Tuesday, 25 November 2008 at Level 3, Overseas Passenger Terminal, Circular Quay West Street, The Rocks, Sydney, NSW 2000, Australia. Information relevant to resolution 14 of the Notice of Meeting (the **Buy-Back Resolution**) is provided in this Explanatory Statement and shareholders should read the Notice of Meeting and this Explanatory Statement in full.

Terms used in this Explanatory Statement have the meanings given in section 10 below.

If shareholders are in doubt as to what action they should take, they are recommended to seek their own personal financial advice from an authorised independent adviser.

1. Introduction

Brambles has a stated objective of maintaining an appropriate capital structure for the Company. Brambles has undertaken two buy-back programmes since its AGM in 2006. The first buy-back programme commenced on 5 December 2006 and was completed on 20 June 2007 (the **First Buy-Back Programme**). 141,536,975 shares, being the maximum permissible number, were bought back under the First Buy-Back Programme, at an average price of A$13.32 each.

Shareholder approval was given at the AGM in 2007 to refresh Brambles' share buy-back capacity, to allow up to a further 10% of issued capital to be bought back in the ensuing 12 month period, should appropriate opportunities arise. This programme commenced on 21 November 2007 (the **Second Buy-Back Programme**) and at the date of this Notice 42,409,560 shares had been bought back at an average price of A$10.0579 each.

On 20 August 2008, Brambles announced that because of its commitment to investment in growth opportunities for its business as well as the prudence of retaining a strong balance sheet in current market conditions, it was suspending the Second Buy-Back Programme from that date. When making that announcement, however, Brambles stated that the Board would continue to assess further capital management initiatives at an appropriate time in the future and, to enable maximum flexibility for these initiatives, would refresh its on-market buy-back authorisation at the 2008 AGM. A formal announcement of a further buy-back programme (the **Third Buy-Back Programme**) was made to the ASX on 18 September 2008.

The Directors unanimously recommend that Brambles shareholders vote in favour of the Buy-Back Resolution so as to give effect to the Third Buy-Back Programme.

2. Approval of the Third Buy-Back Programme

The Act permits a company to buy back shares in itself, provided the buy-back does not materially prejudice the company's ability to pay its creditors and provided also that the company complies with specified procedures laid down in the Act. A company is entitled to buy back its shares on-market without shareholder approval, provided that the total number of shares bought back does not exceed 10% of the smallest number of shares on issue during the previous 12 months. On-market buy-backs over the 10% limit require prior shareholder approval.

Since November 2007, Brambles has bought back on-market the equivalent of approximately 3% of its current issued share capital. These buy backs occurred in the months shown in the table below.

Month	Number of shares bought back
November 2007	1,176,798
December 2007	9,325,071
February 2008	3,888,300
March 2008	10,449,927
April 2008	11,210,461
May 2008	4,491,956
June 2008	1,650,395

Accordingly, if the Buy-Back Resolution is not passed, Brambles' entitlement to buy back its shares on-market will be limited to 10% of the smallest number of shares on issue during the previous 12 months, calculated at the relevant time taking into account shares bought back as shown on the above table. If the Buy-Back Resolution is passed, Brambles will be authorised to undertake further on-market buy-backs of its shares during the 12 month period after the Buy-Back Resolution is approved, provided that:

- the total number of shares bought back on-market during that 12 month period does not exceed 138,369,968, being 10% of the total shares on issue in Brambles as at 8 September 2008 (the last practicable day prior to the publication of this Notice); and
- the purchase price under any such on-market buy-back does not exceed the maximum set by ASX Listing Rule 7.33.

The Buy-Back Resolution is an ordinary resolution, meaning that it must be passed by more than 50% of the votes cast by Brambles shareholders who are entitled to vote on the Buy-Back Resolution and who are present in person or by proxy at the Meeting.

Approval of the Buy-Back Resolution will constitute an authorisation only and will not oblige Brambles to undertake any buy-back whatsoever.

3. Information regarding the Third Buy-Back Programme

3.1 Number of shares on issue

As at 8 September 2008 (the last practicable day prior to the publication of this Notice), Brambles had 1,383,699,687 shares on issue.

3.2 Quantity of shares to be bought back

The Buy-Back Resolution, if passed, authorises on-market buy-backs of up to 138,369,968 shares, being 10% of the total shares on issue in Brambles as at 8 September 2008 (the last practicable day prior to the publication of this Notice).

3.3 Buy-back period

The Buy-Back Resolution, if passed, authorises on-market buy-backs of up to 138,369,968 shares during the 12 month period after the Buy-Back Resolution is passed.

3.4 Buy-back price

The purchase price paid by Brambles under the Third Buy-Back Programme must not exceed the maximum set by ASX Listing Rule 7.33. Under that Listing Rule, a company may only buy back shares under an on-market buy-back at a price which is not more than 5% above the average market price for securities in that class. The average is calculated over the last five days on which sales in the shares were recorded before the day on which the purchase under the buy-back was made.

3.5 Buy-backs of shares on ASX and LSE

Under the Third Buy-Back Programme, Brambles may buy back shares traded on the ASX or the LSE (which are settled via CDIs) during the ordinary course of trading on the relevant exchange in accordance with the Act and the rules of the relevant exchange applicable to Brambles as an Australian company with a primary listing on the ASX.

3.6 Recent share price history
The closing price of Brambles shares on the ASX on 8 September 2008, being the last practicable trading day prior to publication of this Notice, was A$8.19. The closing price of Brambles shares on the LSE (which are settled via CDIs) on 8 September 2008, being the last practicable trading day prior to publication of this Notice, was £3.895.

4. Reasons for the Third Buy-Back Programme

Although Brambles has suspended the Second Buy-Back Programme, Brambles' Board will continue to assess further capital management initiatives at an appropriate time in the future. The Buy-Back Resolution, if passed, would entitle Brambles to undertake the Third Buy-Back Programme, providing it with flexibility in implementing any future capital management initiatives if those initiatives include a buy-back programme. Compared to other mechanisms for returning surplus capital, including off-market share buy-backs, pro rata capital returns, and special and ordinary dividends, an on-market buy-back offers Brambles a simple and flexible tool whereby shares can be purchased when and if opportunities arise, with few implementation costs.

Furthermore, an on-market buy-back will have a more favourable earnings per share impact than a pro rata capital return or dividend due to the purchase and subsequent cancellation of shares under an on-market buy-back.

5. Interests of Directors

The following table contains details (current as at 8 September 2008, the last practicable day prior to publication of this Notice), of the Brambles shares in which each Director held relevant interests, the Brambles share options held by each Director and the Brambles share rights held by each Director.

Shareholder	Number of Brambles shares	Number of Brambles share rights
M E Doherty	–	28,406
A G Froggatt	14,890	–
D P Gosnell	14,450	–
S P Johns	47,500	–
S C H Kay	10,400	–
G J Kraehe AO	41,561	–
C L Mayhew	16,500	–
M F Ihlein	646,470	602,526

6. Effect of Third Buy-Back Programme on Brambles

Any shares purchased under the Third Buy-Back Programme will be paid for in cash and will therefore increase the amount of Brambles' borrowings or reduce the amount of Brambles' cash assets.

All shares bought back under the Third Buy-Back Programme will be cancelled, thus reducing Brambles' issued share capital.

Brambles' ability to pay its creditors will not be materially prejudiced by the Company undertaking the Third Buy-Back Programme.

As shares purchased under the Third Buy-Back Programme will occur on-market, no part of the buy-back price would be treated as a dividend for tax purposes. Accordingly, there will be no franking credits attached to the payment of the buy-back price. In addition, as Brambles intends to debit the payment for shares purchased under the buy-back to its share capital account, the Third Buy-Back Programme is not anticipated to have any impact on Brambles' franking account.

Source of funds

All share purchases under the Third Buy-Back Programme will be funded by committed credit facilities or surplus cash.

7. Advantages and disadvantages of the Third Buy-Back Programme

The advantages of the Third Buy-Back Programme are described in section 4 above.

The Directors believe that the Third Buy-Back Programme does not pose any material disadvantages to shareholders and is not expected to have a material impact on the control of Brambles or the relative voting power of shareholders in Brambles.

In making their decision on how to vote on the Buy-Back Resolution, shareholders should be aware that any shares bought back by Brambles would result in a reduction in the number of ordinary shares on issue. However, given the maximum number of shares that could be bought back under the Third Buy-Back Programme, the Board does not believe that the Third Buy-Back Programme will have a material impact on liquidity or the index weighting of Brambles' ordinary shares.

8. Financial statements

The most recent set of audited financial statements for Brambles was for the financial year ending 30 June 2008. Those financial statements were contained in the 2008 Brambles Annual Report provided or made available to shareholders. The 2008 Brambles Annual Report is available for viewing at Brambles' website. Brambles will provide to any of its shareholders upon request a printed copy of the above document free of charge.

9. Other relevant information

The Directors consider that there is no other information known to Brambles that is material to the decision as to how to vote on the Buy-Back Resolution except information which it would be unreasonable to require Brambles to include in this document because Brambles has previously disclosed that information to its shareholders.

10. Definitions

In this Explanatory Statement, the following definitions apply unless provided otherwise.

"**Act**" means the Corporations Act 2001 (Cth).

"**AEDT**" means Australian Eastern Daylight Savings Time.

"**AGM**" means Annual General Meeting.

"**ASX**" means ASX Limited (ABN 98 008 624 691) or, as the context requires, the financial market operated by it.

"**Brambles**" or the "**Company**" means Brambles Limited (ABN 89 118 896 021).

"**Brambles share**" or "**share**" means a fully paid ordinary share in the capital of Brambles.

"**buy-back**" has the meaning given in the Corporations Act, meaning the acquisition by a company of shares in itself.

"**Buy-Back Resolution**" means resolution 14 set out in this Notice of Annual General Meeting.

"**CDI**" means a CREST depository interest, representing an entitlement to one Brambles share.

"**First Buy-Back Programme**" means Brambles' on-market share buy-back programme which commenced on 5 December 2006.

"**LSE**" means the London Stock Exchange plc or, as the context requires, the financial market operated by it.

"**Meeting**" means the Annual General Meeting of Brambles convened by this Notice of Annual General Meeting.

"**on-market buy-back**" has the meaning given in the Corporations Act, being a buy-back by a listed corporation on a prescribed financial market in the ordinary course of trading on that market.

"**Second Buy-Back Programme**" means Brambles' on-market share buy-back programme which commenced on 21 November 2007.

"**Third Buy-Back Programme**" means Brambles' on-market share buy-back programme which was announced on 18 September 2008, subject to shareholder approval.

Ordinary shareholders can vote in one of three ways:

- by attending the meeting and voting either in person or by attorney or, in the case of corporate shareholders, by corporate representative;
- by appointing a proxy to attend and vote on their behalf, using the proxy form enclosed with this Notice; or
- by lodging a proxy vote electronically.

Voting in person – individuals and corporate representatives
Shareholders who plan to attend the meeting are asked to arrive at the venue 30 minutes prior to the time designated for the meeting, if possible, so that their shareholding may be checked against the share register and attendances noted. Shareholders attending in person must register their attendance upon arrival.

To vote in person at the meeting, a company which is a shareholder may appoint an individual to act as its representative. The representative should bring to the meeting a letter or certificate evidencing their appointment, certified by a secretary or director of the company. A form of certificate may be obtained from the Brambles Share Registry at www.linkmarketservices.com.au/public/forms/general.html or from the address below. Where more than one joint shareholder votes, the vote of the shareholder whose name appears first in the Company's share register shall be accepted to the exclusion of the others.

Voting by proxy – using the proxy form or electronically
Shareholders are entitled to appoint a proxy to attend and vote on their behalf. If a shareholder is entitled to cast two or more votes at the meeting, the shareholder may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If no such proportion or number is specified, each proxy may exercise half of the shareholder's votes. Fractions of votes will be disregarded. If a member appoints two proxies, neither proxy is entitled to vote on a show of hands.

A proxy need not be a shareholder.

To appoint a proxy, a shareholder should follow the instructions and notes on the proxy form enclosed with this Notice or by lodging it electronically. Shareholders are encouraged to consider how they wish to direct their proxies to vote. If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as they think fit. Should any resolution, other than those specified in this Notice, be proposed at the meeting, a proxy may vote on that resolution as they think fit. If a proxy is instructed to abstain from voting on an item of business, they are directed not to vote on the shareholder's behalf and on a poll, the shares that are the subject of the proxy appointment will not be counted in calculating the required majority.

For the appointment of a proxy to be effective, the proxy form must be completed and received by 10.00 am (AEDT) on Sunday, 23 November 2008 or, if the meeting is adjourned, at least 48 hours before its resumption in relation to the adjourned part of the meeting:

- at the Brambles Share Registry, Link Market Services Limited, Level 12, 680 George Street, Sydney NSW 2000 using the enclosed reply paid pre-addressed envelope;
- at the facsimile number +61 (0)2 9287 0309; or
- at Brambles' registered office, at Level 40, Gateway, 1 Macquarie Place, Sydney NSW 2000.

Alternatively, you can lodge your proxy online by visiting the Brambles Share Registry's website at www.linkmarketservices.com.au, going to the proxy voting page and following the prompts and instructions on the website. To use the online lodgements facility, shareholders will need their Securityholder Reference Number (SRN) or Holder Identification Number (HIN).

For the appointment of your proxy to be effective, you will need to complete the online lodgement by 10.00 am (AEDT) on Sunday, 23 November 2008 or, if the meeting is adjourned, at least five working days before its resumption in relation to the adjourned part of the meeting. Proxy forms received after this time will be invalid.

The online proxy facility is not suitable for shareholders wishing to appoint two proxies.

Using powers of attorney
If a shareholder has appointed one or more attorneys to attend and vote at the meeting, or if the proxy form is signed by one or more attorneys, the power of attorney (or a certified copy of the power of attorney) must be received by the Brambles Share Registry at the address or facsimile number above or at Brambles' registered office at the address above by no later than 10.00 am (AEDT) on Sunday, 23 November 2008 or, if the meeting is adjourned, at least 48 hours before its resumption in relation to the adjourned part of the meeting, unless the power of attorney has been previously lodged for notation with the Brambles Share Registry. The attorney(s) must declare that a notice of revocation of appointment has not been received.

Revocations of proxies
Any revocations of proxies (including online proxies) or powers of attorney must be received by the Brambles Share Registry at the address or facsimile number above or at Brambles' registered office at the address above before the commencement of the meeting, or at the registration desk for the 2008 AGM at the Overseas Passenger Terminal from 9.30 am (AEDT) on the day of the meeting until the commencement of the meeting.

Shareholders who are entitled to vote
In accordance with Regulation 7.11.37 of the Corporations Regulations 2001 (Cth), the holders of Brambles ordinary shares for the purposes of the meeting will be those registered holders of Brambles ordinary shares at 7.00 pm (AEDT) on Sunday, 23 November 2008.

CDI holders can vote in one of two ways:

- by giving voting directions using the voting instruction form enclosed with this Notice of Meeting; or
- by registering voting directions electronically.

Voting directions – using the voting instruction form or electronically

CDI holders should follow the instructions and notes on the voting instruction form enclosed with this Notice. Should any resolution, other than those specified in this Notice, be proposed at the meeting, your shares will not be voted on that resolution. If a voting direction is given to abstain from voting on an item of business, on a poll, the shares that are the subject of the voting direction will not be counted in calculating the required majority.

For voting directions to be effective, the voting instruction form must be completed and received by 12 noon (Greenwich Mean Time) on Tuesday, 18 November 2008 or, if the meeting is adjourned, at least five working days before its resumption in relation to the adjourned part of the meeting:

- at Equiniti, Aspect House, Spencer Road, Lancing, BN99 6ZL, UK using the enclosed reply paid pre-addressed envelope; or
- at the facsimile number +44 (0) 1903 702 341.

Alternatively, you can lodge your voting directions online by visiting Equiniti's website and following the instructions. To use the online lodgements facility CDI holders who have registered for Equiniti's online portfolio service should log into their account at www.shareview.co.uk. CDI holders who have not registered for Equiniti's online portfolio service should go to www.sharevote.co.uk and will need their Reference Number, Card ID and Account Number (printed on the voting instruction form).

For the lodgement of your voting directions to be valid, you will need to complete the online lodgement by 12 noon (GMT) on Tuesday, 18 November 2008 or, if the meeting is adjourned, at least five working days before its resumption in relation to the adjourned part of the meeting. Voting directions received after this time will be invalid.

Voting in person

CDI holders are welcome to attend the meeting as guests, but CDI holders wishing to personally use the voting rights attaching to the Brambles ordinary shares represented by their CDIs at the meeting, would first have to effect the cancellation of their Brambles CDIs for the underlying Brambles ordinary shares so that such ordinary shares are held with a depository financial institution which is a participant in CHESS, by 7.00 pm (AEDT) on Sunday, 23 November 2008.

Further details of how such cancellation can be effected are available by writing to the Assistant Company Secretary, Brambles Limited, Level 40, Gateway, 1 Macquarie Place, Sydney NSW 2000, Australia or, for CDI holders who hold their CDIs through Equiniti Financial Services Limited, by writing to Equiniti at Aspect House, Spencer Road, Lancing, BN99 6DA UK or at corporate.nominee@equiniti.com.

SHARES AND VOTING RIGHTS

For the purposes of the UK Disclosure and Transparency Rules, as at 8 September 2008 (being the last practicable day prior to the publication of this Notice), Brambles' issued share capital consisted of 1,383,699,687 ordinary shares, carrying one vote each, therefore total voting rights were 1,383,699,687.

DIRECTIONS TO THE ANNUAL GENERAL MEETING


Hickson Road
SYDNEY HARBOUR
SYDNEY COVE
THE OVERSEAS PASSENGER TERMINAL
Argyle
Street
Bradfield Highway
George Street
CIRCULAR QUAY
FERRIES & TRAINS
Macquarie Street
Cahill Expressway
Harrington
Alfred Street
Grosvenor Street
Bridge Street
George Street
Bent Street
Margaret Street
Pitt Street
Hunter Street
WYNYARD
Martin Place

Level 3, Overseas Passenger Terminal,
Circular Quay West Street, The Rocks,
Sydney NSW 2000 on Tuesday, 25 November 2008
at 10.00 am (AEDT).

The Overseas Passenger Terminal is centrally located in Sydney, within easy walking distance of Circular Quay and Wynyard stations.

If you have any questions about the location of the AGM please call Brambles Limited on +61 (0)2 9256 5222 (during business hours).

Brambles Limited
ABN 89 118 896 021

Please return your Proxy Forms to:

Level 12, 680 George Street, Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235 Australia
Telephone: 1300 883 073
From outside Australia: +61 2 8280 7143
Facsimile: +61 2 9287 0309
ASX Code: BXB
Website: www.linkmarketservices.com.au

APPOINTMENT OF PROXY

If you would like to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

You can also lodge your vote on-line at www.linkmarketservices.com.au

X99999999999

I/We being a member(s) of Brambles Limited ("Brambles") and entitled to attend and vote hereby appoint

A the **Chairman of the meeting (mark box)** ☐ **OR** ______ (Write here the name of the person/body corporate you are appointing if this person **is someone other than** the Chairman of the meeting.)

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the meeting, as my/our proxy to act generally on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Brambles to be held at 10:00am AEDT on Tuesday, 25 November 2008, at Level 3, Overseas Passenger Terminal, Circular Quay West Street, The Rocks, Sydney, NSW 2000 and at any adjournment of that meeting. The Chairman of the meeting intends to vote undirected proxies in favour of all items of business.

B **To direct your proxy how to vote on any resolution please insert ☒ in the appropriate box below.**

Resolution	For	Against	Abstain*
1 To receive the Financial Report, Directors' Report and Auditors' Report	☐	☐	☐
2 To adopt the Remuneration Report	☐	☐	☐
3 To elect Ms M E Doherty to the Board of Brambles	☐	☐	☐
4 To re-elect Mr A G Froggatt to the Board of Brambles	☐	☐	☐
5 To re-elect Mr D P Gosnell to the Board of Brambles	☐	☐	☐
6 To re-elect Mr M F Ihlein to the Board of Brambles	☐	☐	☐
7 Approval of the MyShare Plan	☐	☐	☐

Resolution	For	Against	Abstain*
8 Participation of Mr M F Ihlein in the MyShare Plan	☐	☐	☐
9 Participation of Ms M E Doherty in the MyShare Plan	☐	☐	☐
10 Amendments to the Brambles 2006 Performance Share Plan	☐	☐	☐
11 Participation of Mr M F Ihlein in the Amended Performance Share Plan	☐	☐	☐
12 Participation of Ms M E Doherty in the Amended Performance Share Plan	☐	☐	☐
13 Amendments to constitution	☐	☐	☐
14 Authorisation of on-market share buy-backs	☐	☐	☐

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

C **SIGNATURE OF SHAREHOLDERS – THIS MUST BE COMPLETED**

Shareholder 1 (Individual)	Joint Shareholder 2 (Individual)	Joint Shareholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

Please refer overleaf for signing instructions. If this form is being signed under power of attorney, by signing this form I/we declare that I/we have not received any notice of revocation of appointment.

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

BXB PRX841

How to complete this Proxy Form

1 Your Name and Address

This is your name and address as it appears on Brambles' share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker (in which case the reference number overleaf will commence with an "X") should advise their broker of any changes. **Please note you cannot change ownership of your shares using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the meeting as your proxy, mark the box in section A. If the person/body corporate you wish to appoint as your proxy is someone other than the Chairman of the meeting please write the name of that person in section A. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the meeting will be your proxy. A proxy need not be a shareholder of Brambles.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid, unless the marks are a number or percentage of shares. If you attempt to vote in excess of your shareholding on the share register, whether by one proxy or two, your vote will be invalid. Fractions of votes will be disregarded. Where more than one joint shareholder votes, the vote of the shareholder whose name appears first in Brambles' share register shall be accepted to the exclusion of the others.

4 Appointment of a Second Proxy

If you are entitled to cast two or more votes at the meeting, you may appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning Brambles' share registry or you may copy this form.

To appoint a second proxy you must:

(a) On each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form (together being no more than 100% of your total shareholding). If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) Return both Proxy Forms together.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the shareholder must sign.
Joint Holding:	where the holding is in more than one name, either shareholder may sign.
Power of Attorney:	to sign under power of attorney, you must have already lodged the power of attorney with Brambles' share registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the power of attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the *Corporations Act 2001*) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate shareholder is to attend the meeting, the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from Brambles' share registry at http://www.linkmarketservices.com.au/public/forms/general.html or from the address below.

6 Alterations

Any alterations to this Proxy Form should be initialled by the person(s) who signed it.

7 Lodging your Proxy

For the appointment of your proxy to be effective, this Proxy Form must be completed and received by 10.00am AEDT on Sunday, 23 November 2008 at:

- Brambles' share registry, c/- Link Market Services Limited, Locked Bag A14, Sydney South, NSW 1235;
- the facsimile number +61 2 9287 0309; or
- Brambles' registered office, Level 40, Gateway, 1 Macquarie Place, Sydney, NSW 2000

Alternatively you can lodge your proxy online by visiting the Brambles' share registry website at www.linkmarketservices.com.au. Go to "Proxy voting" and follow the prompts and instructions on the website. To use the online lodgements facility, you will need your Securityholder Reference Number (SRN) or Holder Identification Number (HIN), which is shown in the top right hand corner overleaf. For the appointment of your proxy to be effective, you will need to complete the online lodgement by 10.00am AEDT on Sunday, 23 November 2008.

8 Further Information

If you require further information on how to complete this Proxy Form, please telephone Brambles' share registry on 1300 883 073 (Australia only) or on + 61 2 8280 7143 (from outside Australia).

Brambles Limited
ABN 89 118 896 021

Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Telephone: 1300 883 073
From outside Australia: +61 2 8280 7143
Facsimile: (02) 9287 0303
ASX Code: BXB
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

X99999999999

A better way to access your information and help the environment

IMPORTANT: If you do not complete and return this form you will not be mailed the Brambles annual report in the future. Instead Brambles will notify you each year when the annual report is available on www.brambles.com.

Every year Brambles is required to communicate information to shareholders, including annual reports, notices of general meetings and other shareholder communications.

The Australian *Corporations Act 2001* gives listed companies the ability to make the annual report available on a website and provide printed annual reports free of charge only to those shareholders who elect to receive them in that form, subject to certain administrative requirements.

Brambles will make the annual report available on www.brambles.com and will notify you how to access the report when it becomes available. A printed version of the annual report will only be sent to shareholders electing to receive one by marking the box in Section 2 below.

In addition, Brambles is offering you the opportunity to receive notification of your shareholder communications via email. Brambles believes everyone benefits from electronic communication – shareholders receive prompt information and have the convenience and security of electronic delivery. It is also more environmentally friendly and there are significant cost savings.

How to nominate your method of communication

- **Using this form** – by completing **either** Section 1 or Section 2 of this form and returning it to us in the reply paid envelope provided.
- **Online** – by visiting the "Investors" section of the Share Registry website at **www.linkmarketservices.com.au**.

OPTIONS – select one only

Please select **one option only**

☐ 1. Yes, I would like to receive **my shareholder communications** electronically as permitted by the Australian *Corporations Act 2001*, including by email notification and internet access (this may include online voting, annual reports and notices of general meetings). I have provided my email address below.

My email address is:

☐ 2. **Please mail me a printed version** of the annual report.

Privacy Clause: Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

Brambles

Brambles Limited
ABN 89 118 896 021

Link Market Services Limited
Level 12, 680 George Street, Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235 Australia
Telephone: 1300 883 073
From outside Australia: +61 2 8280 7143
Facsimile: +61 2 9287 0309
ASX Code: BXB
Website: www.linkmarketservices.com.au

QUESTIONS FROM SHAREHOLDERS

The Annual General Meeting (AGM) of Brambles Limited will be held on Tuesday, 25 November 2008 at 10.00 am AEDT. Shareholders are invited to register questions for the Chairman in advance if they prefer to do so, or if they are unable to attend the meeting.

Shareholders may also submit written questions to the auditor in relation to:

- The content of the auditors' report to be considered at the AGM; or
- The conduct of the audit of the financial report to be considered at the AGM.

Any significant questions will be addressed at the meeting, or if there is insufficient time, in a dedicated area on Brambles website at www.brambles.com.

Please register your questions by

- Completing and returning this form in the reply-paid envelope provided;
- Completing and faxing this form to +61 2 9287 0309; or
- Emailing them to Brambles at shareholderquestions@brambles.com

Please note that all shareholder questions must be received by 5.00pm AEDT on Tuesday, 18 November 2008.

QUESTIONS

1. **Question is for ☐ Chairman, or ☐ Auditor**

____

____

____

2. **Question is for ☐ Chairman, or ☐ Auditor**

____

____

____

3. **Question is for ☐ Chairman, or ☐ Auditor**

____

____

____

Brambles

Brambles Limited
ABN 89 118 896 021

VOTING INSTRUCTION FORM

Please return your Voting Instruction Forms to:
Equiniti
Aspect House
Spencer Road
Lancing
BN99 6ZL UK
Facsimile: +44 (0) 1903 702 341

You can also lodge your voting directions on-line at www.sharevote.co.uk

Reference Number **Card ID** **Account Number**

I/We being a CDI holder of Brambles Limited ("Brambles") hereby instruct Equiniti Corporate Nominees Limited to make arrangements for an appointment of proxy to be lodged in accordance with the following voting directions (or if no directions have been given, to give the proxy discretion to vote as the proxy sees fit) at the Annual General Meeting of Brambles to be held at 10.00am AEDT on Tuesday, 25 November 2008, at Level 3, Overseas Passenger Terminal, Circular Quay West Street, The Rocks, Sydney, NSW 2000 and at any adjournment of that meeting. I understand that the Chairman of the meeting will be appointed as the proxy, will vote in accordance with the following voting directions and if no voting directions are given, intends to vote in favour of all items of business.

To give your voting directions on any resolution please insert [X] in the appropriate box below.

Fold Here

Resolution	For	Against	Abstain*
1 To receive the Financial Report, Directors' Report and Auditors' Report	☐	☐	☐
2 To adopt the Remuneration Report	☐	☐	☐
3 To elect Ms M E Doherty to the Board of Brambles	☐	☐	☐
4 To re-elect Mr A G Froggatt to the Board of Brambles	☐	☐	☐
5 To re-elect Mr D P Gosnell to the Board of Brambles	☐	☐	☐
6 To re-elect Mr M F Ihlein to the Board of Brambles	☐	☐	☐
7 Approval of the MyShare Plan	☐	☐	☐
8 Participation of Mr M F Ihlein in the MyShare Plan	☐	☐	☐
9 Participation of Ms M E Doherty in the MyShare Plan	☐	☐	☐
10 Amendments to the Brambles 2006 Performance Share Plan	☐	☐	☐
11 Participation of Mr M F Ihlein in the Amended Performance Share Plan	☐	☐	☐
12 Participation of Ms M E Doherty in the Amended Performance Share Plan	☐	☐	☐
13 Amendments to constitution	☐	☐	☐
14 Authorisation of on-market share buy-backs	☐	☐	☐

* If you mark the Abstain box for a particular item your votes will not be counted in computing the required majority on a poll.
This Voting Instruction Form should be returned in the enclosed reply paid envelope.

3083 - 003 - 5

SIGNATURE OF CDI HOLDERS – THIS MUST BE COMPLETED

CDI holder 1 (Individual)	Joint CDI holder 2 (Individual)	Joint CDI holder 3 (Individual)
Director	Director/Company Secretary/ Witness (Delete one)	

Please refer overleaf for signing instructions. If this form is being signed under power of attorney, by signing this form I/we declare that I/we have not received any notice of revocation of appointment.

BXB VDF841

How to complete this Voting Instruction Form

1 Your Name and Address

This is your name and address as it appears on Brambles' CDI register. If this information is incorrect, and

- you hold your CDIs through Equiniti Corporate Nominees Limited, you can notify them of any changes in your details by contacting them at Equiniti, Aspect House, Spencer Road, Lancing, BN99 6DA; or
- you hold your CDIs directly in CREST, you can notify any changes in your details by contacting Euroclear UK & Ireland Limited, 33 Cannon Street, London EC4M 5SB.

Please note you cannot change ownership of your CDIs using this form.

2 Votes on Items of Business

You may give voting directions by placing a mark in one of the three boxes opposite each item of business. All your CDIs will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of CDIs you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, the proxy appointed for the purpose of these voting directions may vote as he or she chooses, and intends to vote in favour of all items of business. If you mark more than one box on an item your vote on that item will be invalid, unless the marks are a number or percentage of CDIs. If you attempt to vote in excess of your CDI holding on the CDI register, your vote will be invalid. Fractions of votes will be disregarded.

Where more than one joint CDI holder votes, the vote of the CDI holder whose name appears first in Brambles' CDI register shall be accepted to the exclusion of the others.

3 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the CDI holder must sign.
Joint Holding:	where the holding is in more than one name, either CDI holder may sign.
Power of Attorney:	to sign under power of attorney, you must have already lodged the power of attorney with Equiniti. If you have not previously lodged this document for notation, please attach a certified photocopy of the power of attorney to this form when you return it.
UK Companies:	this form must be signed by a Director jointly with either: (a) another Director, (b) a Company Secretary (if the company has one); or (c) in the presence of a witness who attests the signature of the Director. Please indicate the office held by signing in the appropriate place.
Other Companies:	this form should be executed in accordance with local laws.

4 Alterations

Any alterations to this Voting Instruction Form should be initialled by the person(s) who signed it.

5 Lodging your Voting Directions

For your voting directions to be valid, this Voting Instruction Form must be completed and received by 12 noon (GMT) Friday, 18 November 2008 at:

- Equiniti, Aspect House, Spencer Road, Lancing, BN99 6ZL, UK; or
- at the facsimile number +44 (0) 1903 702 341.

Alternatively you can lodge your voting directions online by visiting the Equiniti website at www.sharevote.co.uk, and following the on-screen instructions. To use the online lodgements facility, CDI holders will need their Reference Number, Card ID and Account Number (printed on this form). Alternatively, if you have already registered for Equiniti's online portfolio service, you can lodge your voting directions at www.shareview.co.uk by logging in, clicking on "Company Meetings", then following the on-screen instructions. For the voting directions to be valid, you will need to complete the online lodgement by 12 noon (GMT) Tuesday, 18 November 2008.

6 Further Information

If you require further information on how to complete this Voting Instruction Form, please telephone Equiniti on 0845 640 6090 or +44 (0) 121 415 7047.

Brambles Limited
ABN 89 118 896 021

Equiniti
Aspect House
Spencer Road
Lancing, BN99 6ZL UK
Facsimile: +44 (0) 1903 702 341

X99999999999

A better way to access your information and help the environment

IMPORTANT: If you do not complete and return this form you will not be mailed the Brambles annual report in the future. Instead Brambles will notify you each year when the annual report is available on www.brambles.com.

Every year Brambles is required to communicate information to CDI holders, including annual reports, notices of general meetings and other shareholder communications.

The Australian *Corporations Act 2001* gives listed companies the ability to make the annual report available on a website and provide printed annual reports free of charge only to those CDI holders who elect to receive them in that form, subject to certain administrative requirements.

Brambles will make the annual report available on www.brambles.com and will notify you how to access the report when it becomes available. A printed version of the annual report will only be sent to CDI holders electing to receive one by marking the box in Section 2 below.

In addition, Brambles is offering you the opportunity to receive notification of your CDI holder communications via email. Brambles believes everyone benefits from electronic communication – CDI holders receive prompt information and have the convenience and security of electronic delivery. It is also more environmentally friendly and there are significant cost savings.

How to nominate your method of communication

- **Using this form** – by completing **either** Section 1 or Section 2 of this form and returning it to us in the reply paid envelope provided.
- **Online** – by registering to receive communications electronically, using the Equiniti website www.shareview.co.uk

OPTIONS – select one only

Please select **one option only**

☐ 1. Yes, I would like to receive **my CDI holder communications** electronically as permitted by the Australian *Corporations Act 2001*, including by email notification and internet access (this may include online voting, annual reports and notices of general meetings). I have provided my email address below.

My email address is:

☐ 2. **Please mail me a printed version** of the annual report.

3083 - 004 - 2

Brambles Limited
ABN 89 118 896 021

Equiniti
Aspect House, Spencer Road
Lancing, BN99 6ZL UK
Telephone: 0845 640 6090 (From the UK only)
+44 (0) 121 415 7047 (From outside the UK)
Facsimile: +44 (0) 1903 702 341
Website: www.shareview.co.uk

QUESTIONS FROM CDI HOLDERS

The Annual General Meeting (AGM) of Brambles Limited will be held on Tuesday, 25 November 2008 at 10.00 am (Australian Eastern Daylight Savings Time) in Sydney, Australia. CDI holders are invited to register questions in advance of the meeting.

This form may also be used to submit written questions to the auditor in relation to:

- The content of the auditors' report to be considered at the AGM; or
- The conduct of the audit of the financial report to be considered at the AGM.

Any significant questions will be addressed at the meeting, or if there is insufficient time, in a dedicated area on Brambles website at www.brambles.com.

Please register your questions by

- Completing and returning this form in the reply-paid envelope provided;
- Completing and faxing this form to +44 (0) 1903 702 341; or
- Emailing them to Brambles at shareholderquestions@brambles.com

Please note that all CDI holder questions must be received by 5.00pm (Greenwich Mean Time) on Monday, 17 November 2008.

QUESTIONS

1. **Question is for ☐ Chairman, or ☐ Auditor**

____

____

____

2. **Question is for ☐ Chairman, or ☐ Auditor**

____

____

____

3. **Question is for ☐ Chairman, or ☐ Auditor**

____

____

____

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

18 September 2008

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

ON-MARKET SHARE BUY-BACK IN BRAMBLES LIMITED

Attached is the Appendix 3C for the on-market share buy-back in Brambles Limited referred to in the Notice of Annual General Meeting dated 18 September 2008. Brambles Limited may also purchase Brambles Limited CDIs during the ordinary course of trading on the London Stock Exchange. The buy-back of Brambles Limited CDIs will be made in accordance with the rules on buy-backs applicable to Brambles Limited as an Australian company with a primary listing on the Australian Stock Exchange.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

Rule 3.8A

Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary
3	Voting rights *(eg, one for one)*	One for one
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully paid
5	Number of shares in the +class on issue	1,383,701,303
6	Whether shareholder approval is required for buy-back	Yes. Refer to the Notice of Annual General Meeting dated 18 September 2008, lodged with the ASX on that date.
7	Reason for buy-back	Refer to the Notice of Annual General Meeting dated 18 September 2008, lodged with the ASX on that date.

{CW 00038128}

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	Refer to the Notice of Annual General Meeting dated 18 September 2008, lodged with the ASX on that date.

On-market buy-back

9	Name of broker who will act on the company's behalf	UBS AG
10	Deleted 30/9/2001.	
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	Up to 138,369,968. Refer to the Notice of Annual General Meeting dated 18 September 2008, lodged with the ASX on that date.
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	The Company intends to buy back shares during the twelve month period commencing the day after shareholder approval is obtained, which is expected on 25 November 2008, should appropriate opportunities arise. Refer to the Notice of Annual General Meeting dated 18 September 2008, lodged with the ASX on that date.
13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	N/A
15	Price to be offered for shares	N/A

{CW 00038128}

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 18 September 2008
(Company secretary)

Print name: Robert Gerrard

= = = = =

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

18 September 2008

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

**CLARIFIACTION REGARDING
ON-MARKET SHARE BUY-BACK IN BRAMBLES LIMITED**

Reference is made to the Appendix 3C lodged by Brambles with the ASX earlier today.

As announced on 20 August 2008, and as specified in its Notice of Annual General Meeting, also lodged with the ASX today, Brambles' current share buy-back programme was suspended effective on that date. That buy-back programme remains suspended.

In the 20 August 2008 announcement Brambles also stated that it would assess further capital management initiatives at an appropriate time in the future and, to enable maximum flexibility for those initiatives, it would seek to refresh its buy-back authority at the 2008 Annual General Meeting. The Appendix 3C lodged today relates to the refreshment of that authority.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

{RNG 00038212}

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

22 September 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 2,898 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,898
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,616 @ $4.74 per share 1,282 @ $8.20 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 September 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,383,704,201	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,242,459	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 September 2008
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

25 September 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 4,000 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	4,000 @ $4.74 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 September 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,383,708,201	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,259,131	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 25 September 2008
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Regulatory Announcement

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Holding(s) in Company
Released	08:05 08-Sep-08
Number	9137C08

RNS Number : 9137C
Brambles Limited
08 September 2008

Brambles Limited
Company Number: 118 896 021

The Commonwealth Bank of Australia advised the ASX today that its shareholding in Brambles Limited has increased from 10.63% (147,161,197 shares) to 11.94% (165,460,275 shares) with effect from 8 September 2008.

Robert Gerrard
Company Secretary

8 September 2008

END

Close

Regulatory Announcement

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Brambles 2008 Annual Report
Released	09:00 18-Sep-08
Number	7201D09

RNS Number : 7201D
Brambles Limited
18 September 2008

Brambles Limited
Company Number: 118 896 021

18 September 2008

DISCLOSURE AND TRANSPARENCY RULE 6.3.5

The purpose of this announcement is to release certain regulated information in unedited full text to meet the requirements of Disclosure and Transparency Rule 6.3.5. The information below is an extract from the Brambles Limited 2008 Annual Report. References to page numbers are to the numbering of the full 2008 Annual Report.

Two copies of the full 2008 Annual Report have been lodged with the UK Listing Authority Document Viewing Facility and will be mailed to those shareholders and CDI holders who have elected to receive it.

The full 2008 Annual Report is available on the Brambles' website at www.brambles.com. It has been audited in accordance with Australian Auditing Standards.

Other regulated information in the 2008 Annual Report of a type

that would be required to be disseminated in a half-yearly financial report has already been released in unedited full text via Brambles' final results announcement made on 20 August 2008 (RNS numbers 6957B09 and 6892B09)

Robert Gerrard
Company Secretary

For further information contact:

Investors	Michael Roberts, Head of Investor Relations	+61 (0)2 9256 5216 +61 (0)418 263 199 (mobile)
Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255 +61 (0)439 470 145 (mobile)

Brambles is globally headquartered in Australia

Page 12 Chairman's Review

Brambles delivered a solid performance during the 2008 financial year in what was a challenging economic environment in many markets.

Brambles' solid performance in the 2008 financial year was driven mainly by volume growth across all regions of CHEP and Recall. Our balance sheet remains strong with significant unutilised credit facilities and no major debt refinancing due before November 2010. Cash flow from operations remains strong at US$810 million.

Under the on-market share buy-back program approved by shareholders at last year's Annual General Meeting, Brambles has bought back 42 million shares at a total cost of US$392 million.

The Board was pleased to declare a final dividend for the 2008 financial year of 17.5 Australian cents per share. Together with the interim dividend of 17.0 Australian cents, the total dividend for the year was 34.5 Australian cents, an increase of 13% over last year.

Retirement of Don Argus

On 6 February 2008, Don Argus retired as Chairman of Brambles due to his other business commitments. Don provided strong leadership during his tenure of eight and a half years, a period that involved some of the most momentous changes in Brambles' history. These changes included uniting the ownership of CHEP around the globe to create the world's largest pallet pooling operator and, more recently, simplifying Brambles' structure and successfully implementing both a CEO succession process and a new management structure to support growth.

Don made an outstanding contribution to Brambles and he left the company in a position of operational and financial strength, with a growing global footprint. On behalf of all shareholders, I would like to thank Don for his contribution to Brambles.

I thank my Board colleagues for their confidence in appointing me Chairman. Following his appointment as CEO, Mike Ihlein has reorganised the management structure and appointed a strong team who, I am confident, can deliver Brambles' growth strategy.

Board Renewal and Corporate Governance

In addition to the retirement of Don Argus, there were a number of other changes to the Board during the year. As advised last year, David Turner and Hans-Olaf Henkel retired as Directors at the conclusion of the 2007 Annual General Meeting and Dave Mezzanotte retired as a Director on 4 April 2008. Liz Doherty joined the Board as an Executive Director on 1 December 2007, following her appointment as Chief Financial Officer.

Jac Nasser resigned as a Non-executive Director on 14 January 2008 and I thank him for his excellent contribution to the Board over four years, including his service on the Remuneration Committee and the Nominations Committee.

The Corporate Governance Report on page 44 of this Annual Report outlines the key components of Brambles' governance framework. During the 2008 financial year, Brambles made the transition from the first edition to the second edition of the ASX Corporate Governance Council's Principles and Recommendations. As at 30 June 2008, the Board considers that Brambles was in compliance in all material respects with the second edition of those principles and recommendations. The Board is, however, conscious that best practice in the area of corporate governance is continuously evolving, and will therefore continue to anticipate and respond to further corporate governance developments on an ongoing basis.

Sustainability

Brambles has recognised for many years that we must focus not only on our financial performance, but also social, ethical, environmental and other non-financial issues to ensure we create a sustainable company and sustainable shareholder value. Our Sustainability Report on page 28 provides details of our performance in these areas.

Brambles has a relatively light environmental footprint - we will not, for example, be obliged to report under Australia's new National Greenhouse and Energy Reporting System from 2009. We are committed, nevertheless, to minimising our impact on the environment and I am pleased to say that we have again maintained our position in the landmark FTSE4Good and Dow Jones Sustainability Indices.

Brambles continues to provide financial and other forms of

support to a broad range of charitable and community organisations around the world. The Brambles Community Reach program provided about US$600,000 in grants during the year to help our people to support causes that benefit health, the environment or safety. More detail is provided on pages 38 and 39.

Safety

We are also committed to working safely and applying industry best practice to the health, safety and wellbeing of employees, customers, contractors, suppliers and the communities in which we operate. Our aim is to achieve Zero Harm, which means zero injuries and zero environmental damage.

It is with great sadness, however, that I report that Mr Ícaro Roldão Chaves de Barros Júnior, an employee of CHEP in Brazil, was fatally injured in January 2008 in a road traffic accident when he lost control of his vehicle in heavy rain and collided with a truck. On behalf of Brambles, I extend my sincere condolences to his family and friends.

Outlook

Brambles is well positioned to deliver another year of sales revenue and profit growth in the 2009 financial year. Good progress is being made in a number of strategically important growth areas for CHEP, particularly food service and beverages in the USA, expansion in Germany and Poland and the emerging markets of China and India. The Company is confident of continuing to win significant new business in all markets and this will contribute to volume growth in the 2009 financial year and beyond.

All business units (CHEP Americas, EMEA and Asia-Pacific, and Recall) are expected to deliver increased sales revenue in the 2009 financial year. Ongoing focus on cost efficiencies and network optimisation will also benefit profit growth in each business unit. However, CHEP Asia-Pacific profit growth will be impacted in the near term due to its strategic investments in the emerging markets of China and India.

Brambles remains confident that an agreement will be reached with Walmart to deliver the lowest cost overall supply chain solution, although CHEP USA profit growth will be subdued in the 2009 financial year due to non-recurring Walmart transition

costs.

Brambles has robust business models in both CHEP and Recall which have a continuing ability to gain significant new business. A considerable proportion of customers are involved in the fast moving consumer goods (FMCG) sector which, while not immune from downturns, generally proves less volatile in challenging economic conditions. However, Brambles recognises that the more difficult consumer environment in many markets has the potential to dampen organic growth in the short term.

Brambles has a high quality customer base, strong track record in winning new business and opportunities for growth in existing and emerging markets. While the current economic uncertainty in global markets has the potential to affect consumer sentiment, Brambles is well positioned to achieve its objective of 10% compound sustainable sales revenue growth in the medium to long term.

Page 14 Chief Executive Officer's Report

Brambles' performance in 2008 confirmed the strength of our business models and featured excellent early progress in the implementation of our growth strategy.

Page 15 Chief Executive Officer's Report

The highlights of Brambles' financial performance during the year were:

- sales revenue up 13% (6% in constant currency) to US$4.4 billion;
- comparable operating profit up 12% (6% in constant currency) to US$1,046.9 million;
- prior to our investment in quality initiatives and the impact of transition costs relating to the management of pallet flows in the Walmart network in the USA, comparable operating profit was up 16% (9% in constant currency) to US$1,078.4 million;
- comparable operating profit margin maintained at 24%;
- earnings per share before special items up 18% (10% in constant currency) to 44.5 US cents;

- cash flow from operations remaining strong at US$810.0 million; and
- Brambles Value Added (BVA) up US$24 million to US$516 million.

It is a tribute to the excellence of our people that we delivered a solid performance given the increasingly challenging economic environment in many markets. Importantly, we continue to win significant new business, in both existing and new markets.

Brambles continues to implement a range of initiatives to effectively manage transport costs. These initiatives include optimising transport networks and using on-line auctions to meet its transport requirements. The recent acquisition of LeanLogistics, a leading provider of technology-based transport and supply chain solutions in the USA, will also enable CHEP to provide enhanced transportation management services to customers.

Investment for Growth

Brambles has extensive organic growth prospects in all its key markets as well as a number of significant geographic expansion opportunities. During the year, we commenced a strategic investment program targeted mainly at new business in CHEP.

When the program was announced in February 2008, opportunities were identified across all parts of the business. Some of the key opportunities in CHEP are the beverages and food service sectors in the USA, business expansion in Germany, Central and Eastern Europe and China, along with the establishment of a CHEP presence in India.

CHEP has made good progress on its strategic program, with capital expenditure in the 2008 financial year totalling approximately US$35 million on the following new business activities:

- increased presence in the food service sector in the USA through a significant expansion of business with Tyson Foods, which will become one of CHEP USA's largest customers;
- new business in the USA non-carbonated beverages sector, with a major manufacturer converting from 'white wood' to CHEP;

- adding a number of new customers in China, including Tsing Tao Breweries, Nestlé Waters, Asia Pacific Breweries, Nongfu Spring Mineral Water and ChangAn Ford Mazda;
- CHEP Asia-Pacific commencing operations in the rapidly growing Indian market in the latter part of the financial year; and
- CHEP EMEA winning business in Germany and adding several new customers in Poland.

Successful execution of the strategic investment program will contribute to Brambles' objective to achieve 10% compound sustainable revenue growth in the medium to long term.

Investment in Quality and Innovation

CHEP USA is also investing US$100 million over two years in a range of initiatives focused on quality improvement and innovation in response to customers' increased use of automation. A total of US$25.1 million was spent during the 2008 financial year. The initiatives included:

- establishing a team of plant quality representatives located at service centres which inspect, repair and re-issue pallets to customers;
- implementing automated digital pallet inspection equipment; and
- introducing the new Blue Step Pallet (currently under trial) which provides better protection for customer products and reduced pallet damage.

New Organisation and Executive Leadership Team

In August 2007, I announced a new organisation structure to provide the support required to deliver profitable growth in both existing and new markets. The most significant change is that CHEP is now managed as three Groups:

CHEP Americas	USA, Canada, Latin America, plus LeanLogistics and the global Catalyst and Chemical Containers business
CHEP EMEA	Europe, Middle East and Africa
CHEP Asia-Pacific	Australia, New Zealand, South-East Asia, India and China

The reporting structure for Recall remains unchanged.

On 31 January 2008, I announced the three new Group Presidents for CHEP:

Kevin Shuba	Group President, CHEP Americas
Tom Gorman	Group President, CHEP EMEA
Craig van der Laan	Group President, CHEP Asia-Pacific

These outstanding executives report directly to me as part of the new Brambles Executive Leadership Team (ELT). The other members of the ELT are:

Elton Potts	President and Chief Operating Officer, Recall
Liz Doherty	Chief Financial Officer
Nick Smith	Senior Vice President - Human Resources
Jasper Judd	Senior Vice President - Strategic Development

Profiles of the ELT members are provided on pages 16 and 17. I am delighted that we were able to promote individuals with excellent skills, talent and experience from within the business and also attract external senior executives of the highest quality.

Customers, Markets, People

When I became Chief Executive Officer on 1 July 2007, I stressed that Brambles has very strong foundations on which to build its future - highly valuable service offerings, a substantial and expanding customer base in existing and new markets and excellent people with proven expertise.

To implement our growth strategy successfully, and to consolidate our position as a highly competitive global enterprise, we must be totally committed to our Customers, our Markets and our People - and also maintain our culture of continuous improvement. Led by our new Executive Leadership Team, we are working together to seize opportunities to grow, win new business and generate profitable, sustainable growth for the benefit of our shareholders. We are also working with our customers to respond to the current supply chain cost and

efficiency challenges. Our performance during 2008, and our continuing success in winning new business, makes me optimistic about the medium to longer term growth outlook for our company.

CHEP is the global leader in pallet and container pooling services, with over 7,000 people supporting more than 345,000 customer locations in 45 countries. CHEP issues, collects, repairs and re-issues about 300 million pallets and containers from its global network of over 500 service centres to assist manufacturers, distributors and retailers to transport their products safely and efficiently.

CHEP delivered another year of solid profit growth and the highlights of this year's financial performance were:

- sales revenue rising 12% (6% in constant currency) to US$3.6 billion; and
- comparable operating profit rising 12% (6% in constant currency) to US$945.2 million.

Under the new organisation structure introduced during the year, CHEP is managed in three groups:

CHEP Americas	USA, Canada, Latin America plus LeanLogistics and the global Catalyst and Chemical Containers business
CHEP EMEA	Europe, Middle East and Africa
CHEP Asia-Pacific	Australia, New Zealand, South-East Asia, India and China

CHEP Americas

CHEP Americas delivered a solid result in difficult economic conditions with sales revenue up 10% (8% in constant currency) to US$1,581.3 million and comparable operating

profit up 7% (5% in constant currency) to US$452.8 million. Prior to investment in quality and innovation initiatives in CHEP USA and the Walmart transition costs (see right), comparable operating profit for CHEP Americas grew 15% (12% in constant currency). The profit margin remained steady at 29% which was an excellent outcome given the additional costs incurred during the year.

CHEP USA grew sales revenue by 6%, although the second half of the year was impacted by slowing demand in a significantly weaker economy. Both Canada and Latin America delivered sales revenue and comparable operating profit growth in excess of 10% (in constant currency) primarily driven by increased volume.

Reported volume growth in the USA was 2%. However, prior to the loss of a large, low margin customer to 'white wood', volume growth would have been a little over 4%. This was achieved through organic growth supplemented by net new customer wins during the year, although slowing economic demand resulted in lower volume growth in the second half of the year.

CHEP and Walmart continue to be in constructive discussion regarding Walmart's decision to modify the management of pallet flows within its network in the USA. Finalisation of an agreement is taking longer than expected due to the complex nature of the management of pallet flows in the Walmart network and the involvement of a number of third party pallet management service providers in the new arrangements.

Brambles remains confident that an agreement will be reached with Walmart to deliver the lowest cost overall supply chain solution. Brambles' objective is that the arrangements will be broadly operating cost neutral to CHEP on an ongoing basis as compared with the previous arrangements. As Walmart is not an emitter customer of CHEP, there is no impact expected on sales revenue or issue volumes from any new arrangements.

CHEP incurred transition costs relating to Walmart of US$10.9 million in the 2008 financial year, due to loss of white wood revenue and temporary additional transport costs. It is estimated that approximately US$30 million in transition costs will be incurred in the 2009 financial year.

A number of significant customer wins during the 2008 financial year will contribute strongly to volume in the 2009 financial year and beyond. During the year, CHEP USA won new business with estimated annualised sales of more than US$100 million. CHEP USA's growth in the food service sector through business expansion with Tyson Foods, the world's largest processor and marketer of chicken, beef and pork, is particularly significant. This is the largest customer win by CHEP USA for several years and will make Tyson Foods one of CHEP USA's largest customers.

CHEP USA also continued to roll out Total Pallet Management initiatives to both emitters (including manufacturers) and distributors (including retailers). In the 2008 financial year, seven emitter and five distributor sites were added. (Total Pallet Management involves CHEP employees or subcontractors handling, inspecting and sorting inbound pallets at a customer distribution centre.)

CHEP Canada had strong sales revenue growth driven by increases in organic and new business. CHEP Latin America achieved strong sales revenue growth through a combination of organic growth with major customers, lane expansion and new business, particularly in Mexico and Brazil.

In the second half of the financial year, Brambles acquired LeanLogistics, a leading US provider of technology-based transport and supply chain solutions, for US$45 million. This acquisition will enable CHEP to provide a new and value-enhancing service to both existing and new customers. LeanLogistics is making excellent progress on its transport optimisation solution for a wide range of customers.

CHEP EMEA

CHEP EMEA increased sales revenue by 13% (4% in constant currency) to US$1,642.1 million and comparable operating profit by 18% (9% constant currency) to US$396.5 million. The primary drivers of profit growth during the year were volume increases and European network efficiencies.

CHEP EMEA had 4% volume growth across all major platforms, with Europe delivering 3% volume growth, predominantly through new business in B1208A and display pallet volume as well as new business wins in automotive containers.

The sales pipeline for CHEP Europe continues to strengthen, and during the year the European team won new business with estimated annualised sales of more than US$80 million. Key growth segments include beverages, food, transporters and DIY (Do It Yourself) industries.

Increased operating efficiencies helped drive CHEP Europe's improved performance. Transport costs were US$14 million lower than last year, equivalent to a one percentage point reduction in the transport cost ratio (transport costs as a proportion of revenue) to 22%. This was largely due to improved network efficiencies in the United Kingdom.

The Managed Recovery service offering has given CHEP UK customers greater flexibility while maintaining CHEP's control over its pallets. More than 43% of available flows have converted to Managed Recovery and all of the UK's top nine grocery retailers have some Managed Recovery flows in and out of their networks. (Managed Recovery involves CHEP collecting empty trade quality pallets and returning them to the manufacturer. This service can be used in conjunction with CHEP's exchange and one-way trip pallet pooling models to minimise the supply chain costs of the manufacturer and retailer.)

CHEP Middle East and Africa continued to perform strongly driven primarily by robust organic growth in South Africa.

Page 21 CHEP

CHEP Asia-Pacific

CHEP Asia-Pacific increased sales revenue by 20% (5% in constant currency) to US$386.9 million and comparable operating profit by 10% (down 5% in constant currency) to US$95.9 million. This result includes start-up costs in China and India as well as costs associated with the implementation of new information systems in Australia and New Zealand.

The investments in China and India will continue to impact comparable operating profit in the short to medium term - but they are helping to build the foundations for strong future growth in these exciting new markets.

During the year, CHEP Asia-Pacific continued to win new

customers in China including Tsing Tao Breweries, Nestlé Waters, Asia-Pacific Breweries, Pearl River Breweries and Nongfu Spring Mineral Water. CHEP Asia-Pacific also signed a three-year agreement with ChangAn Ford Mazda Automotive Nanjing to provide total container management solutions through their supply chain.

CHEP entered the rapidly growing Indian market during the year and progress is encouraging. Pallet trials with two major manufacturers have been completed successfully and larger scale pilot programs in both pallets and automotive containers have been implemented. Pallet shipments to CHEP's first customers in India commenced toward the end of the financial year.

Strength of the CHEP Model

The CHEP business model delivers substantial benefits to customers and others in the supply chain, including:

- consistent, high quality platforms;
- lower supply chain costs;
- reduced product damage;
- faster loading and unloading;
- lower transport costs;
- lower disposal costs;
- on-site management; and
- environmental sustainability.

Further information about the environmental benefits of the CHEP model, including the way it reduces the amount of lumber used to build pallets and the amount of lumber that goes to waste, is provided in the Sustainability Report on page 28.

While the CHEP pallet pooling model is strong, CHEP continues to drive a culture of continuous improvement by using a program called Perfect Trip. Perfect Trip employs Six Sigma Methodology - that is, using facts, data and statistical analysis to improve and reinvent business processes - to grow sales, reduce costs and improve quality and customer satisfaction.

In addition, CHEP established a number of global councils three years ago that bring together team leaders from around the world to identify and leverage best practices, align policies and procedures and share resources for the maximum benefit of

CHEP and its customers.

There are currently 11 global councils focusing on the following areas: Operations, Finance, Human Resources, Health and Safety, Marketing, Sourcing, Asset Management, Sales, Logistics, Quality and Perfect Trip.

The guiding principle for the global councils is to prioritise opportunities that will drive additional value over and above what exists in the CHEP business today.

CHEP is a leader in innovation and technology. As illustrated on page 5 of this Annual Report, CHEP's Innovation Centre in Orlando, Florida is dedicated to continuously improving CHEP pallets and containers and working with customers to help improve the performance of their products while in storage and transit. CHEP also has a dedicated radio frequency identification (RFID) team that is working with customers and industry experts to identify the optimal tag/reader configurations for use with CHEP pallets and containers within the extended supply chain.

Page 22 Recall

Recall is a global leader in the management of information throughout its life cycle.

Its 4,500 Team Members service nearly 80,000 customers, working in approximately 300 dedicated operations centres in over 20 countries, on five continents. Recall provides secure storage, retrieval and destruction of digital and physical information according to global standard operating procedures to ensure security, efficiency, customer satisfaction and sustainability.

Page 23 Recall

The highlights of Recall's financial performance during the year were:

- sales increasing by 15% (7% in constant currency) to US$748.3 million;
- comparable operating profit increasing by 8% (down 2% in constant currency) to US$128.4 million;
- cash flow from operations increasing by US$41.3 million to US$127.7 million; and
- carton volume growth of 8%.

All regions achieved good sales revenue growth, primarily driven by solid volume growth, mainly in Document Management Solutions and new customer wins. In constant currency terms, European sales revenue increased by 10%, Americas by 5% and Rest of the World by 7%. All regions achieved robust comparable operating profit growth apart from North America where performance has been impacted by higher costs.

Recall is focused on improving the efficiency and business excellence of its Americas business with turnaround initiatives currently being implemented.

Excellent progress is being made on the rollout of the Bank of America contract in the USA - it has already reached one million cartons in storage.

During 2008, Recall invested in new information centre facilities in the UK, USA and France.

Importantly, there are many growth opportunities for Recall in all its major markets. Ongoing complexity and stringency of regulatory requirements, such as "Sarbanes-Oxley", is underpinning future growth because it increases the need for secure information management solutions. Identity and intellectual property theft is a major concern throughout the world and this is increasing the need for companies to put in place sound information management procedures and controls. In addition, digital technology is creating more information for storage and management - both physical and digital.

Furthermore, Recall leads the industry in designing and implementing solutions that bridge the gap between physical

and digital information management with its Integrated Solutions service offering. Increasing focus on availability of critical information, disaster recovery and contingency planning worldwide will continue to expand the demand for Recall's expertise in this area of the business.

More broadly, the "unvended" market opportunities for Recall are extensive. Unvended is the industry term for information management processes that are not currently outsourced to companies like Recall. It is estimated that Recall has less than 5% of the global market.

Recall has achieved high scores in independent customer satisfaction surveys in all countries and has strong customer loyalty. Recall is focused on continuous improvement and applies Six Sigma and Lean methodologies to identify, implement and further improve best practices in its operations worldwide. Recall aims to pass on the benefits of these practices to its customers, for example in the key areas of security and technology. Recall vehicles equipped with global positioning systems (GPS) and biometric access at Recall facilities have both become part of Recall's operations while the ReQuest Web platform allows DMS customers to manage all of their holdings, schedule deliveries and collections, and establish administrative rules in a secure online environment.

Recall is also consolidating its position as the industry leader in RFID (radio frequency identification) technology. RFID tagging sets the standard for identification, inventory and tracking of customers' document and electronic data archives and adds a new layer of security and management efficiency to Recall's industry-leading information management solutions.

At Recall's RFID-enabled facilities, RFID tags are attached to Recall cartons and "read" by specially designed RFID equipment. This is favourable to placing bar codes on cartons, because RFID tags can be read through three rows of cartons - something that is not possible with standard bar code technology. RFID processes are completed much more quickly and accurately than bar code processes and this improves customer service and satisfaction.

RFID technology is also helping Recall to achieve its objective of Perfect Order - that is, delivering a customer's order on time, completely and in accordance with Recall's Standard Operating Procedures.

Financial Review

COMPARATIVE BUSINESS PERFORMANCE AT CONSTANT CURRENCY EXCHANGE RATES

	2008 actual US$m	2008 at prior year fx rates US$m	2007 actual US$m
Continuing Operations			
Sales			
CHEP	**3,610.3**	3,396.7	3,218.4
Recall	**748.3**	693.0	650.4
Continuing operations	**4,358.6**	4,089.7	3,868.8
Comparable operating profit before costs relating to quality and Walmart			
CHEP	**976.7**	923.9	845.2
Recall	**128.4**	116.1	118.5
Brambles HQ	**(26.7)**	(22.3)	(30.9)
Continuing operations	**1,078.4**	1,017.7	932.8
CHEP USA: Quality and Innovation costs	**(20.6)**	(20.6)	-
CHEP USA: Walmart transition costs1	**(10.9)**	(10.9)	-
	(31.5)	(31.5)	-
Comparable operating profit			
CHEP	**945.2**	892.4	845.2
Recall	**128.4**	116.1	118.5
Brambles HQ	**(26.7)**	(22.3)	(30.9)
Continuing operations	**1,046.9**	986.2	932.8
Reconciliation to statutory profit after tax			
Comparable operating profit from continuing operations	**1,046.9**	986.2	932.8
Net finance costs	**(149.5)**	(148.8)	(59.9)
Profit before tax and special items, from continuing operations (PBTA)	**897.4**	837.4	872.9
Tax expense on PBTA	**(270.9)**	(252.8)	(287.2)
Profit after tax, before special items, from continuing operations	**626.5**	584.6	585.7
Special items after tax, from continuing operations	**20.4**		(152.0)
Profit after tax, from continuing operations	**646.9**		433.7
Profit after tax, from discontinued operations	**1.8**		857.6
Profit for the year	**648.7**		1,291.3
Earnings per share (US cents)			
EPS before special items from continuing operations	**44.5**		37.8
Basic EPS	**46.0**		83.4
BVA (Brambles Value Added)2 from continuing operations		516	492

1 Operating expenses for 2008 also include transition costs of US$10.9 million within

CHEP USA as a result of Walmart's decision to modify management of pallet flows within its network in the USA.

2 Brambles Value Added (BVA) represents the value generated by a business over and above the cost of the capital it uses to generate that value. BVA is denominated in US dollars using Brambles' AIFRS results. It is calculated as comparable operating profit (COP) less (average capital invested (ACI), at fixed June 2007 exchange rates, multiplied by Brambles' weighted average pre-tax cost of capital (WACC)).

OVERVIEW

This section reviews the results of the Group's operations during the year by reference to the key financial performance measures outlined in the review.

Brambles achieved a solid performance in 2008 with 6% sales growth. This was driven predominantly by volume growth across all regions of CHEP and Recall. Comparable operating profit also grew by 6% and included the following significant costs:

(i) the investment in quality and innovation in CHEP USA;
(ii) transition costs associated with Walmart's decision to modify management of its pallet flows in CHEP USA;
(iii) cost increases in Recall North America; and
(iv) costs associated with the establishment of the CHEP business in India and growth of the CHEP business in China.

Excluding the impact of the investment in quality and innovation and the transition costs associated with Walmart in CHEP USA, Brambles' comparable operating profit grew by 9% on the previous year.

The comparative 2007 financial statements included both the trading results of divested businesses up to the date of divestment and the profits and losses on their divestment shown within "Discontinued Operations".

The Directors have chosen to show separately Special Items on the face of the Income Statement (page 86), believing results before Special Items to be relevant measures of business performance. Included within Special Items are the exceptional profits and losses on sales of businesses forming part of the divestment program. The definition of Special Items is shown in

the Glossary (page 156).

RESULTS OF CONTINUING OPERATIONS

Brambles continues to focus on the use of BVA in 2008. BVA continues to form the core component of short term incentive arrangements for all senior executives, including Executive Directors.

BVA AND RETURN ON CAPITAL INVESTED PERFORMANCE

	2008 at fixed June 07 fx US$m	2007 at fixed June 07 fx US$m	2008 ROCI	2007 ROCI
CHEP Americas	**269**	263	**30%**	31%
CHEP EMEA	**200**	176	**25%**	25%
CHEP Asia-Pacific	**55**	60	**31%**	33%
CHEP	**524**	499	**28%**	28%
Recall	**6**	16	**13%**	13%
Continuing (pre HQ)	**530**	515	**25%**	25%
Unallocated Brambles HQ costs	**(14)**	(23)		
Total continuing operations	**516**	492	**24%**	25%

Total BVA for Brambles' continuing operations in 2008 was US$516 million, an increase of US$24 million on the previous year based on comparable fixed exchange rates. Return on Capital Invested (ROCI) fell slightly to 24%, reflecting the second half acquisition of LeanLogistics, quality and innovation costs and Walmart transition costs in CHEP USA and the investments for future growth, especially in CHEP Asia-Pacific.

CHEP improved sales by 6% and continues to improve profitability. CHEP incurred increased expenditure investing in growth in 2008 but a continued focus on asset management control helped to maintain strong cash flow from operations at US$719.3 million.

In CHEP Americas, solid sales growth of 8% enabled

comparable operating profit to grow by 5% to US$452.8 million despite a slowdown in growth in the second half of the financial year due mainly to the more challenging economic environment. The result includes US$20.6 million of operating expenditure as part of the investment in quality improvement and innovation to meet the requirements of CHEP's existing and prospective customers. This primarily includes costs associated with repairs to bring the pallet specification to the required standard and Plant Quality Representatives to ensure that customers' increased automation needs are met. The result also includes US$10.9 million of costs associated with Walmart's decision to modify its management of pallet flows in the USA. The cost represents transition costs incurred whilst the network is being reconfigured.

CHEP Americas' operating profit growth before the US$31.5 million of costs associated with the aforementioned investment in quality and Walmart was 12%. Average Capital Invested increased at a faster rate than profit due to the acquisition of LeanLogistics in the second half of the year. This led to a small reduction in ROCI to 30%. Cash flow from operations in CHEP Americas grew from US$324.4 million to US$365.2 million, largely due to the increase in profit.

In CHEP EMEA, sales growth was 4% with comparable operating profit growing by 9% to US$396.5 million. CHEP Europe achieved 3% sales growth whilst CHEP MEA achieved a strong 19% sales growth. The profit growth reflected excellent cost management and would have been higher were it not for the one off US$5.0 million net impact of the profit on the sale of the Madrid property and the costs from the closure of the Brentwood service centre in the UK, both recognised in 2007. ROCI was steady at 25% with increased capital expenditure, to support growth, offsetting the impact of the profit growth. CHEP EMEA's cash flow from operations fell from US$364.2 million to US$296.1 million mainly due to the increase in capital expenditure.

CHEP Asia-Pacific's sales growth was 5%. Comparable operating profit fell by 5% to US$95.9 million due to the increases in operating expenditure in CHEP China and CHEP India as the businesses there were established. The Australian and New Zealand businesses also incurred additional costs in setting up new information systems and preparing for the new Woolworths RPC contract. Average Capital Invested increased to US$311.2 million due to the investment in new pallets

in China and pooling equipment to support the Woolworths contract which, combined with the fall in comparable operating profit, meant that ROCI fell to 31%. Cash flow from operations in CHEP Asia-Pacific fell from US$91.8 million to US$58.0 million due to the increase in capital expenditure.

Recall maintained a ROCI of 13%. Sales grew by 7% with all regions contributing. Comparable operating profit fell by 2% to US$128.4 million due to higher costs in North America. All other regions achieved profit growth. Recall increased cash flow from operations from US$86.4 million to US$127.7 million primarily due to improvements in working capital management.

The reduction in costs in Brambles HQ reflected the impact of savings in administration costs following Unification.

SPECIAL ITEMS

Within Special Items there are a number of exceptional items reflected in the income statement for the year ended 30 June 2008. These are set out in Notes 6 and 12 (pages 102 and 109) to the financial statements, and largely reflect costs related to restructuring and Unification and adviser costs.

FINANCE COSTS

Net finance costs were US$149.5 million compared to US$59.9 million last year. The large increase in finance costs reflects the temporary low level of debt during 2007 following the receipt of various divestment proceeds, with debt increasing in the second half of 2007 to fund the Cash Alternative and on-market share buy-backs. Despite higher Australian interest rates in 2008, average funding costs were relatively stable assisted by lower US short term rates on US dollar bank loans and interest rate hedging positions.

During 2008 Brambles continued to increase debt to fund on-market share buy-backs. Buy-backs totalled US$392.0 million during the year equating to 42.4 million shares at an average price of A$10.07.

Net borrowings at year end were US$2,426.2 million, compared to US$1,996.9 million the previous year.

EARNINGS PER SHARE

Prior year comparisons for earnings per share are partially distorted due to the share buy-backs reducing the number of shares on issue throughout the last two years.

For continuing operations, basic earnings per share before special items were 44.5 US cents (2007: 37.8 US cents), an increase of 18% at actual exchange rates. Basic earnings per share after special items were 46.0 US cents (2007: 83.4 US cents), the decrease being due to the business divestment profits achieved in 2007.

TAXATION

The tax expense on continuing operations' profit before tax and special items of US$897.4 million was US$270.9 million, an effective tax rate of 30.2%. This compares with 32.9% in the previous year. The fall in the effective tax rate is principally due to a reduction in tax rates in certain overseas jurisdictions, particularly Europe, plus recognition of previously unrecognised tax losses.

The effective tax rate on profit after special items of 26.5% is principally due to the reset of Australian assets' tax cost bases following Unification.

CASH FLOW

Cash flow from operations for the continuing operations was again strong at US$810.0 million but a reduction of US$28.3 million on the previous year due to the increase in capital expenditure to support growth, partially offset by strong working capital management.

Similarly, free cash flow was down US$77.6 million to US$412.6 million. This was due to the reduction in cash flow from operations and the increase in interest paid on the higher debt. Dividends of US$444.8 million were paid during the year.

DIVIDENDS

The Board has declared a final dividend of 17.5 Australian cents per share which will be 10% franked. This is an increase of 0.5 Australian cents on the 2007 final dividend.

The total dividend has increased by 13% from 30.5 Australian cents to 34.5 Australian cents.

Dividends paid in 2007 included a special dividend of 34.5 Australian cents paid prior to Unification in October 2006. This special dividend included 21.0 Australian cents in recognition of the success of the divestment program and 13.5 Australian cents in lieu of the 2007 interim dividend that would have normally been paid in April 2007.

RISK MANAGEMENT

Brambles is exposed to a variety of market based (refer to Section 7, page 51) and financial risks, including exposure to fluctuating interest and exchange rates, liquidity risks, changing economic conditions, technological and industry based risks, competitive environment, counterparty credit risks and regulatory changes which, either singularly or collectively, may affect revenue, cost structure or value of assets within the business, all of which are difficult to quantify.

Brambles' policies with respect to interest and exchange rate risk and appropriate hedging instruments are described below and further information is contained in Note 30 (page 135) to the Financial Statements including a sensitivity analysis (page 137) with respect to these financial instruments. Brambles' centralised treasury function is responsible for the management of these risks within Brambles.

Standard financial derivatives are used by Brambles to manage financial exposures in the normal course of business. Dealings in financial derivatives are restricted through a set of delegated authorities approved by the Board. No derivatives are used for speculative purposes. In addition, derivatives are transacted predominantly with relationship banks which have a reasonable understanding of Brambles' business operations. Furthermore, individual credit limits are assigned to those banks, thereby limiting exposure to credit-related losses in the event of non-performance by a counterparty.

FUNDING AND LIQUIDITY

Brambles funds its operations through existing equity, retained cash flow and borrowings, and manages its capital structure so as to be consistent with a solid investment grade credit. During the year, Brambles extended committed credit facilities totalling

US$310 million until November 2010. In addition, Brambles arranged US$300 million in committed bank credit facilities for three and five year terms.

Brambles has also US$425 million of US private placement notes with maturities ranging from 2011 to 2016 and access to further funding through overdrafts, uncommitted and standby lines of credit, principally to manage day-to-day liquidity.

A core group of domestic and international banks currently provide committed credit facilities totalling US$3.6 billion. These facilities are generally structured on a multi-currency revolving basis with maturities ranging to August 2012. Borrowings under the facilities are floating-rate, unsecured obligations with covenants and undertakings typical for these types of arrangements. To minimise foreign exchange risks, borrowings are arranged in the currency of the relevant operating asset to be funded.

Page 43 Financial Review

At the end of the financial year, borrowing facilities, inclusive of the US private placement, totalled the equivalent of US$4.2 billion. Undrawn headroom under the facilities totals US$1.7 billion. The weighted average term of the facilities was 2.2 years and the maturity profile is shown in Note 24 (page 122) to the Financial Statements.

Subsequent to balance sheet date, a new three year €100 million (US$158 million) facility was signed and is available for drawing. The US$300 million in new committed bank credit facilities combined with this additional US$158 million replace approximately US$500 million in maturing facilities due in November 2008.

INTEREST RATE RISK

Brambles' interest rate risk policy is designed to reduce volatility in funding costs through prudent selection of hedging instruments. This policy includes maintaining a mix of fixed and floating-rate instruments within a target band, over a certain time horizon. In some cases, interest rate derivatives are used to achieve this result synthetically. The present policy is to require the level of fixed□rate debt to be within 40% to 70% of total forecast debt arising over a 12 month period, progressively decreasing to 0% to 50% for debt maturities extending beyond

three years.

As at 30 June 2008, 48% of Brambles' total interest-bearing debt was at fixed interest rates (45% in 2007). The weighted average period was 3.2 years (3.9 years in 2007). The fair value of all interest rate swap instruments was US$1.1 million net loss.

FOREIGN EXCHANGE RISK

Foreign exchange exposures are managed from a perspective of protecting shareholder value. Exposures generally arise in either of two forms:

- transaction exposures affecting the value of transactions translated back to the functional currency of the subsidiary; and
- translation exposures affecting the value of assets and liabilities of overseas subsidiaries when translated into US dollars.

Under Brambles' foreign exchange policy, foreign exchange hedging is mainly confined to hedging transaction exposures where they exceed a certain threshold, and as soon as a defined exposure arises. Within Brambles, exposures may arise with external parties or, alternatively, by way of cross-border intercompany transactions. Forward foreign exchange contracts are primarily used for these purposes. In Brambles' context, exposures in this regard are not significant given the nature of its operations.

Translation exposures are mitigated by matching the currency of debt with that of the asset. Except for a small amount of balance sheet hedge borrowing in Euro, Brambles does not hedge currency exposures incurred on foreign currency profits and net investment balances.

At the end of the financial year, the fair value of foreign exchange instruments was US$1.1 million net gain.

Page 52 Corporate Governance Report

7.2 Principal Risks

The principal risks and uncertainties facing Brambles are described below.

- Economic and business conditions - Brambles has operations spread across a diverse range of countries and territories. It is subject to risks related to global economic and business conditions and climate. These may affect, among other things, profitability, demand for services, the solvency of counterparties and the ability to obtain additional finance.
- Equipment control and quality - Brambles is subject to the risk that the operating and capital costs of CHEP may fluctuate because of the pallet and container pools operated by CHEP. These costs are sensitive to the efficiency and effectiveness of the control and quality standards employed.
- Raw material supply - Brambles relies on the continued supply of raw materials essential to its operations. To enhance the continued availability of lumber for wooden pallets, CHEP sources its supplies from a range of providers in each geographic region. Further, where appropriate, CHEP has purchased its own timber plantations.
- Strategy and capital allocation - Selection of the optimal corporate strategy, business model, financial structure and capital allocations, including the pace of expansion into emerging markets, are central to the enhancement of the value of shareholders' investment and protection of Brambles' assets as it seeks to capture the full value of the available growth opportunities.
- Competition and retention of major customers - Brambles operates in a competitive environment. Many of the markets in which it operates are served by numerous competitors and are also subject to the threat of a new entrant or a new technology, product or service offering. This could potentially have an impact on revenue, cost base, economies of scale and the value of existing assets. Customers and other users of Brambles' services could also affect market structure, market share or profitability.
- Fuel costs - Brambles has operations that are directly or indirectly exposed to volatility in fuel costs that have the potential to impact margins. Brambles has and continues to implement a range of initiatives to manage transport costs.
- Talent management - Brambles' ability to meet its

business objectives is directly related to its ability to create an optimal working environment to attract, develop and retain high-performing individuals. Loss of talented people could, until suitable replacements are found, affect Brambles' capability to execute its growth plans and productively utilise existing resources in personnel, facility capacity and infrastructure.

- Systems and technology - Brambles relies on the continuing operation of its information technology and communications systems, including those in CHEP's Global Data Centre. Interruption or failure of these systems could impair Brambles' ability to provide its services effectively. This could damage its reputation and, in turn, could have an adverse effect on its ability to attract and retain customers.
- Force majeure - Brambles is subject to the risk of strikes, terrorism, war, fire, flood, earthquakes and other acts of God and other acts outside its control. In particular, a fire in a Recall DMS facility could have a number of potential consequences in terms of employee safety, reputation, financial impairment and litigation. Whilst Brambles maintains appropriate insurances and fire protection controls, some of these force majeure risks may be uninsurable.
- Security and contract management - Part of Brambles' businesses, particularly in Recall, is the storage and protection of its customers' information from unauthorised access, use, disclosure, destruction, modification or disruption. Any inadequate or undocumented customer contracts could give rise to a potential exposure to customer disputes and legal liability in the event of a service failure, such as loss of customer data. To manage the risk of loss of its customers' information, Brambles maintains appropriate physical and information technology security measures. Nevertheless it is possible that future claims could exceed the level or scope of Brambles' insurance and that provisions in the Company's accounts for self-insured risks could prove insufficient.
- Safety - Brambles is subject to various operational hazards, including industrial, road traffic or transportation accidents that could potentially result in injury or fatality to employees, contractors or the public. Brambles has adopted a Zero Harm policy to

manage its safety risks, details of which are in the Sustainability Report on page 36.

- Reputation - Brambles is subject to the risk that negative publicity, whether true or not, may change stakeholder perceptions of its past actions and future prospects and affect its overall appeal to regulators, customers, employees, suppliers and shareholders. In turn, this may have an impact on licences to operate, customer purchase decisions, employee retention and shareholder value.

Directors' Report - Other Information

The information presented in this report relates to the consolidated entity, the Brambles Group, consisting of Brambles Limited and the entities it controlled at the end of, or during the year ended 30 June 2008.

PRINCIPAL ACTIVITY

The principal activity of the Group during the financial year was the provision of support services, in which it is a leading global provider. There were no significant changes in the nature of the Group's principal activity during the year.

REVIEW OF OPERATIONS AND RESULTS

A review of the Group's operations, a review of the results of those operations and details of any significant changes in its state of affairs during the year, are given in the Chairman's Review on page 13, the Chief Executive Officer's Report on page 15 and in the Business Reviews on pages 18 to 23.

Information about the financial position of the Group is included in Financial Performance on pages 10 and 11 and in the Financial Review on pages 40 to 43.

MATTERS SINCE THE END OF THE FINANCIAL YEAR

The Directors are not aware of any matter or circumstance that has arisen since 30 June 2008 that has significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in future financial years, except as may be stated elsewhere in the

Chairman's Review on page 13, the Chief Executive Officer's Report on page 15, the Business Reviews on pages 18 to 23 and the Financial Review on pages 40 to 43.

BUSINESS STRATEGIES AND PROSPECTS FOR FUTURE FINANCIAL YEARS

The business strategies and prospects for future financial years, together with likely developments in the operations of the Group in future financial years and the expected results of those operations known at the date of this Report, are set out in the Chairman's Review on page 13, the Chief Executive Officer's Report on page 15, the Business Reviews on pages 18 to 23 and the Financial Review on pages 40 to 43. Further information in relation to such matters has not been included because the Directors believe it would be likely to result in unreasonable prejudice to the Group.

DIVIDENDS

The Directors have declared a final dividend of 17.5 Australian cents per share, which will be 10% franked. The dividend will be paid on Thursday, 9 October 2008 to shareholders on the register on Friday, 19 September 2008. On 10 April 2008, an interim dividend was paid, which was 17 Australian cents per share and 10% franked. On 11 October 2007, a final dividend for the year ended 30 June 2007 was paid, which was 17 Australian cents per share and 20% franked. The unfranked component of each dividend paid during the year was conduit foreign income.

DIRECTORS

The name of each person who was a Director of Brambles Limited at any time during, or since the end of, the year, and the period for which they were a Director during the year are set out below. The qualifications, experience and special responsibilities for continuing Directors are set out on pages 26 and 27.

D R Argus AO	1 July 2007 to 6 February 2008
M E Doherty	1 December 2007 to date
A G Froggatt	1 July 2007 to date
D P Gosnell	1 July 2007 to date

H-O Henkel	1 July 2007 to 16 November 2007
M F Ihlein	1 July 2007 to date
S P Johns	1 July 2007 to date
S C H Kay	1 July 2007 to date
G J Kraehe AO	1 July 2007 to date
C L Mayhew	1 July 2007 to date
D A Mezzanotte	1 July 2007 to 4 April 2008
J Nasser AO	1 July 2007 to 14 January 2008
D J Turner	1 July 2007 to 16 November 2007

SECRETARY

Details of the qualifications and the experience of the Company Secretary of Brambles Limited are as follows: Robert Gerrard joined Brambles in 2003. Prior to joining Brambles, he was General Counsel to, and Company Secretary of, Roc Oil Company Limited; Group Legal Manager, Cairn Energy plc; General Counsel to, and Company Secretary of, Command Petroleum Limited; and a solicitor with Allen Allen & Hemsley. He holds a Masters of Law (LLM) from the University of Sydney and a Bachelor of Science (BSc) degree from the University of New South Wales. He is a Solicitor of the Supreme Court of New South Wales.

Page 79 Directors' Report - Other Information

DIRECTORS' MEETINGS

Details of the general frequency of Board meetings and membership of Board Committees are given in the Corporate Governance Report on pages 47 to 50. The following table shows the actual Board and Committee meetings held during the year and the number attended by each Director or Committee member. (In addition to the meetings below, during the year the Non-executive Directors also held two informal meetings which the Executive Directors did not attend.)

Board meetings					
Regular	Special	Special Committees	Audit Committee	Remuneration Committee	Nomi Con

							meetings		meetings		me
	(a)	(b)	(a)	(b)	(a)	(b)	(a)	(b)	(a)	(b)	(a)
D R Argus AO[c]	6	6	2	2	2	2	-	-	4	3	3
M E Doherty[d]	4	4	-	-	2	2	-	-	-	-	-
A G Froggatt	9	7	2	2	-	-	-	-	7	7	1
D P Gosnell	9	8	2	2	-	-	7	7	-	-	-
H-O Henkel[e]	5	5	2	1	-	-	-	-	3	3	-
M F Ihlein	9	9	2	2	5	5	-	-	-	-	-
S P Johns	9	9	2	2	4	4	7	7	-	-	5
S C H Kay	9	9	2	2	1	1	7	7	-	-	-
G J Kraehe AO	9	9	2	2	3	3	6	5	1	1	5
C L Mayhew	9	9	2	2	-	-	-	-	7	7	-
D A Mezzanotte[f]	5	5	2	2	-	-	-	-	-	-	-
J Nasser AO[g]	5	4	2	2	-	-	-	-	3	2	3
D J Turner[e]	5	5	2	2	-	-	-	-	-	-	-

(a) This column refers to the number of meetings held while the Director was a member of the Board or relevant Committee which the Director was eligible to attend.
(b) This column refers to the number of meetings attended during the period the Director was a member of the Board or relevant Committee which the Director was eligible to attend.
(c) Don Argus retired as a Director on 6 February 2008.
(d) Liz Doherty was appointed as a Director with effect from 1 December 2007.
(e) Hans-Olaf Henkel and David Turner retired as Directors on 16 November 2007.
(f) Dave Mezzanotte resigned as a Director on 4 April 2008.
(g) Jac Nasser resigned as a Director on 14 January 2008.

Page 80 - Directors' Report - Other Information

DIRECTORS' DIRECTORSHIPS OF OTHER LISTED COMPANIES

The following lists the directorships held by the Directors in listed companies (other than Brambles Limited) since 30 June 2005 and the period for which each directorship has been held.

Director	Listed company	Period directorship held
M E Doherty	SABMiller plc	2006 to current
A G Froggatt	AXA Asia Pacific Holdings Limited	2008 to current
	Billabong International Limited	2008 to current
	Brambles Industries Limited	2006
	Brambles Industries plc	2006
	Scottish & Newcastle plc	2003 to 2007
D P Gosnell	Brambles Industries Limited	2006
	Brambles Industries plc	2006
M F Ihlein	Brambles Industries Limited	2004 to 2006
	Brambles Industries plc	2004 to 2006
S P Johns	Brambles Industries Limited	2004 to 2006
	Brambles Industries plc	2004 to 2006
	Spark Infrastructure Group	2005 to current
	Westfield Group:	
	Westfield Holdings Limited	1985 to current
	Westfield America Trust (director of responsible entity, Westfield America Management Limited)	1996 to current
	Westfield Trust (director of responsible entity, Westfield Management Limited)	1985 to current
S C H Kay	Brambles Industries Limited	2006

	Brambles Industries plc	2006
	Commonwealth Bank of Australia	2003 to current
	Symbion Health Limited	2001 to 2007
G J Kraehe AO	Bluescope Steel Limited	2002 to current
	Brambles Industries Limited	2005 to 2006
	Brambles Industries plc	2005 to 2006
	Djerriwarrh Investments Limited	2002 to current
	National Australia Bank Limited	1997 to 2005
C L Mayhew	Brambles Industries Limited	2005 to 2006
	Brambles Industries plc	2005 to 2006
	WH Smith plc	2006 to current
	WH Smith Retail Holdings Limited	2005 to 2006

INTERESTS IN SECURITIES

Pages 69 and 72 of the Remuneration Report include details of the relevant interests of Directors in shares and other securities of Brambles Limited.

INDEMNITIES

Indemnities provided to the Directors and officers in accordance with the constitution of Brambles Limited are detailed in Note 35 on pages 147 to 149. Insurance policies are in place to cover Directors and executive officers, however, the terms of the policies prohibit disclosure of the details of the insurance cover and the premiums paid.

EMPLOYEE, ENVIRONMENT AND RESEARCH AND DEVELOPMENT

The Sustainability Report on pages 28 to 39 sets out, amongst

other things, information relating to environmental and employee matters. Information about the Group's activities in relation to research and development is set out on page 37.

ENVIRONMENTAL REGULATION

Details of the Group's compliance with significant environmental regulations and its environmental performance are set out in the Sustainability Report on pages 31 to 34.

SHARE CAPITAL, OPTIONS AND SHARE RIGHTS

Details of the changes in the issued share capital of Brambles Limited and options and share rights outstanding over Brambles Limited shares at the year end are given in Notes 27 and 28 on pages 128 to 132. No options or share rights over the shares of Brambles Limited's controlled entities for the year ended 30 June 2008 were granted during that year or since the end of that year to the date of this report.

SHARE BUY-BACKS

On 21 September 2007, Brambles Limited announced that, subject to shareholder approval, it intended to buy-back up to 141,903,916 of its ordinary shares on-market, should appropriate opportunities arise. Shareholder approval was given at the AGM on 16 November 2007 and a 12 month buy-back period commenced on 17 November 2007. 42,409,560 ordinary shares were bought-back and cancelled during the year ended 30 June 2008, representing 3.07% of the issued capital of Brambles Limited as at 30 June 2008, for a total consideration of A$427 million. The buy-back has been suspended at the date of this Report. The buy□back was carried out to implement Brambles' ongoing capital management initiatives.

PRINCIPAL RISKS AND UNCERTAINTIES

The principal risks and uncertainties facing Brambles are described in Section 7.2 of the Corporate Governance Report.

RESPONSIBILITY STATEMENT

For the purposes of compliance with the UK Disclosure and Transparency Rules, the Directors confirm that to the best of their knowledge, the management report (which comprises the

Directors' Report - Other Information and the other sections of the Annual Report referred to in it) includes a fair review of the development and performance of the business and the position of Brambles Limited and the Group taken as a whole, together with a description of the principal risks and uncertainties that they face.

NON-AUDIT SERVICES

The amount of US$464,000 was paid or is payable to PricewaterhouseCoopers, the Group's auditors, for non-audit services provided during the year by them (or another person or firm on their behalf). These services primarily related to tax advice and due diligence work on an acquisition. The Audit Committee has reviewed the provision of non-audit services by PricewaterhouseCoopers and its related practices and provided the Directors with formal written advice of a resolution passed by the Audit Committee. Consistent with this advice, the Directors are satisfied that the provision of non-audit services by PricewaterhouseCoopers and its related practices did not compromise the auditor independence requirements of the Act for the following reasons: the nature of the non-audit services provided for the year; the quantum of non-audit fees compared to overall audit fees; and the pre-approval, monitoring and ongoing review requirements under the Audit Committee Charter and the Charter of Audit Independence in relation to non-audit work.

The auditors have also provided the Audit Committee with a letter confirming that, in their professional judgement, as at 20 August 2008, they have maintained their independence in accordance with their firm's requirements, with the provisions of APES 110 - Code of Ethics for Professional Accountants, the applicable provisions of the Act, and other professional and regulatory requirements in Australia. On the same basis, they also confirm that the objectivity of the audit engagement partners and the audit staff is not impaired.

AUDITORS' INDEPENDENCE DECLARATION

A copy of the auditors' independence declaration as required under Section 307C of the Act is set out on page 153.

ANNUAL GENERAL MEETING

The AGM will be held at 10.00am (AEDT) on 25 November

2008 at Level 3, Overseas Passenger Terminal, Circular Quay West Street, The Rocks, Sydney, NSW 2000.

This Directors' Report is made in accordance with a resolution of the Board.

G J Kraehe AO
Chairman

M F Ihlein
Chief Executive Officer

20 August 2008

END

Regulatory Announcement

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Brambles Annual Report 2008 and AGM Mailing
Released	09:01 18-Sep-08
Number	7204D09

RNS Number : 7204D
Brambles Limited
18 September 2008

Brambles Limited
Australian Company Number: 118 896 021

18 September 2008

Brambles Limited Annual Report 2008 and AGM Mailing

Brambles confirms that pursuant to Listing Rule 14.3.6 R and Disclosure and Transparency Rule 6.1.2 R, two copies of each of the following documents have today been sent to the Financial Services Authority:

- Annual Report for the year ended 30 June 2008;
- 2008 Notice of Annual General Meeting;
- Proxy form for ordinary shareholders;
- Voting instructions form for CREST Depositary Interest ("CDI") holders;
- Electronic communications election letter for ordinary shareholders;
- Electronic communications election letter for CDI holders;
- Shareholder question form;
- CDI holder question form; and
- Marked up copy of the Brambles Limited constitution, showing proposed amendments.

These documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at the address shown below:

UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel: +44 (0) 20 7066 1000

The Annual Report and Notice of Annual General Meeting are also available on Brambles' website at www.brambles.com from today.

It is expected that the documents listed above will be mailed to ordinary shareholders and CDI holders, as appropriate, on Friday 26 September 2008.

Robert Gerrard
Company Secretary

For further information contact:

Investors	Michael Roberts, Head of Investor Relations	+61 (0)2 9256 5216 +61 (0)418 263 199
Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255 +61 (0)439 470 145

Brambles is globally headquartered in Australia

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

ASIC registered agent number
lodging party or agent name
office, level, building name or PO Box no
street number & name
suburb/city state/territory postcode
telephone ( )
facsimile ( )
DX number suburb/city
Ref

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC ☐

Australian Securities & Investments Commission

form **280**

Notification of
share buy-back details

Corporations Act 2001
257C(3), 257D(3), 257E

Company name **BRAMBLES LIMITED**

A.C.N. **118 896 021**

- Attach this form to the share buy-back documents to be lodged and use a separate form for each share buy-back lodgment requirement.

Type of share buy-back

(tick the appropriate box)

☐ Employee share scheme over 10/12 limit

☒ **On-Market over 10/12 limit**

☐ Equal access scheme within 10/12 limit

☐ Equal access scheme over 10/12 limit

☐ Selective Buy-back

Shareholders meeting [S.257C(3), S.257D(3)]

Proposed date of meeting (not applicable in the case of an Equal access scheme within 10/12 limit).

(d/m/y) 25 November 2008

Documents lodged

(tick box applicable)

☒ **Subsection 257C(3) - Shareholder approval if the 10/12 limit exceeded.**

Attach notice of meeting and any document relating to the buy-back that will accompany the notice of the meeting sent to shareholders.

☐ Subsection 257D(3) - Selective buy-back.

Attach notice of meeting and any document relating to the buy-back that will accompany the notice of the meeting sent to shareholders.

☐ Subsection 257E - Equal access scheme and selective buy-back

Attach documents setting out the terms of the offer and any document that is to accompany the offer.

Note: If a resolution is to be passed by way of a circular to all members which complies with S.249A, an estimated last date for signing the circular can be inserted.

Signature

I certify that information in this form is true and correct and the attached document of 16 pages marked **"A" (Notice of Meeting and Explanatory Statement)** is a true copy.

print name **Robert Gerrard** capacity **Company Secretary**

sign here R. Gerrard date 18 September 2008

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

{CW 00038145}

BUY-BACK PROCEDURE - GENERAL
Section 257B

The following table specifies the steps required for, and the sections (and forms) that apply to, the different types of buy-back.

		Employee share scheme		On-Market		Equal access scheme		
Procedures (and sections applied)	Minimum holding	within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	Selective buy-back
Ordinary resolution [257C]			YES		YES		YES	
Special/unanimous resolution [257D]								YES
Lodge offer documents with ASIC [257E]						YES	YES	YES
14 days notice [257F]		YES	YES	YES	YES	YES	YES	YES
Disclose relevant information when offer made [257G]						YES	YES	YES
Cancel shares [257H]	YES	YES	YES	YES	YES	YES	YES	YES
Notify cancellation to ASIC [254Y]	YES	YES	YES	YES	YES	YES	YES	YES
FORM 280	NO	NO	YES	NO	YES	YES	YES	YES
FORM 281	NO	YES	see note 2	YES	see note 2	see note 2	see note 2	see note 2

NOTE 1: Subsections (2) and (3) of Section 257B explain what an 'equal access scheme' is. The 10/12 limit is the 10% in 12 months limit laid down in subsections (4) and (5). Subsections (6) & (7) of this section explain what an 'on-market buy-back' is. See section 9 for definitions of '**minimum holding buy-back**', '**employee share scheme buy-back**' and '**selective buy-back**'.

NOTE 2: A Form 281 must be used in the case of an employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:

- the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
- in the case of an equal access or a selective buy back, if the company lodges the documents referred to in S.257E less than 14 days before the relevant date.

For the purpose of note 2 ", relevant date" means:

- if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
- if it is not - the agreement is entered into (S.257F).

GUIDE

This guide does not form part of the prescribed form and is included by ASIC to assist you in completing and lodging form 280. 82-5205

Signature

This form must be signed by a director or secretary of the company.

Lodging period

Not applicable.

Lodging Fee

Nil.
A receipt will not be issue unless requested.

Other forms to be completed

As per form instructions where applicable

Additional information

If a form 280 is lodged at least 14 days before:

(a) if the buy-back is conditional on the passing of a resolution - the resolution is passed; or

(b) if it is not - the agreement is entered into;

the company will not be required to lodge a form 281 (S.257F).

Send to

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Annexures

To make any annexure conform to the regulations, you must

1 use A4 size paper of white or light pastel colour with a margin of at least 10mm on all sides

2 show the corporation name and A.C.N. or A.R.B.N.

3 number the pages consecutively

4 print or type in BLOCK letters in dark blue or black ink so that the document is clearly legible when photocopied

5 identify the annexure with a mark such as A, B, C, etc

6 endorse the annexure with the words:
This is annexure (mark) of (number) pages referred to in form (form number and title)

7 sign and date the annexure.

The annexure must be signed by the same person(s) who signed the form.

Information in this guide is intended as a guide only. Please consult your accountant or solicitor for further advice.

This is annexure "A" of 16 pages referred to in Form 280 – Notification of share buy-back details

Notice of Annual General Meeting

R. Gerrard

Robert Gerrard

Dated: 18 September 2008

{CW 00038145}


Colgate
Colgate

BRAMBLES LIMITED 2008 NOTICE OF ANNUAL GENERAL MEETING

Level 3, Overseas Passenger Terminal
Circular Quay West Street, The Rocks
Sydney NSW 2000
on Tuesday, 25 November 2008
at 10.00 am (AEDT)

Brambles

18 September 2008

Dear fellow Shareholder,

Brambles delivered a solid performance during the 2008 financial year in what was a challenging economic environment in many markets. This performance was driven mainly by volume growth across all regions of both CHEP and Recall.

Our balance sheet remains strong and we are continuing to generate strong cash flows. Under the on-market share buy-back program approved by shareholders at last year's Annual General Meeting, Brambles has bought back 42 million shares at a total cost of US$392 million.

On 6 February 2008, Don Argus retired as Chairman of Brambles due to his other business commitments. Don provided strong leadership during his tenure of eight and a half years, a period that involved some of the most momentous changes in Brambles' history. These changes included uniting the ownership of CHEP around the globe to create the world's largest pallet pooling operator and, more recently, simplifying Brambles' structure and successfully implementing both a CEO succession process and a new management structure to support growth.

Don made an outstanding contribution to Brambles and he left the company in a position of operational and financial strength, with a growing global footprint. On behalf of all shareholders, I would like to thank Don for his contribution to Brambles.

I have the pleasure of enclosing the Notice convening our 2008 Annual General Meeting, which will be held at Level 3, Overseas Passenger Terminal, Circular Quay West Street, The Rocks, Sydney, NSW 2000 on Tuesday, 25 November 2008, commencing at 10.00 am (AEDT). Most of the items of business in the Notice will be familiar to you, including the motion to adopt the Remuneration Report.

This year the Board is recommending the introduction of a global employee share plan, to be called the MyShare Plan. The proposed plan is an employee contribution and company matching plan. We believe that this type of plan offers the best opportunity for employees to make a personal commitment to participate in Brambles' future success alongside our shareholders. Details of the MyShare Plan, including a summary of its terms, are set out in the Explanatory Notes to the Notice.

The Board is also proposing a number of changes to Brambles' short and long term incentive plans to ensure that executive remuneration policy supports Brambles' business strategy, in particular, the "Accelerating Growth" strategy announced by Mike Ihlein, the Chief Executive Officer of Brambles, in August 2007 and the creation of shareholder value. The changes are being proposed following a review of Brambles' remuneration policy carried out during the year by the Remuneration Committee of the Board. Full details of the changes and the reasons for proposing them are set out in the Explanatory Notes to the Notice, as well as the Remuneration Report in the 2008 Annual Report, which is on the Brambles website at www.brambles.com/BXB/content/investors _ 2008annualreport.html.

Brambles Limited
ACN 118 896 021
Level 40, Gateway
1 Macquarie Place
Sydney NSW 2000 Australia
Brambles' global headquarters
are in Sydney, Australia

The Board is taking the opportunity to propose two housekeeping amendments to Brambles' constitution. If approved, these amendments would:

- allow the Board the flexibility to implement direct voting at future general meetings; and
- provide flexibility to the Board on the means by which dividends may be paid.

Full details appear in the Explanatory Notes to the Notice.

On 20 August 2008, Brambles announced that it was suspending the on-market buy-back program approved by shareholders at the 2007 Annual General Meeting. The reason for the suspension was because of Brambles' commitment to investment in growth opportunities for its businesses as well as the prudence of retaining a strong balance sheet in current market conditions. Notwithstanding this decision, the Board will continue to assess further capital initiatives at an appropriate time in the future. To enable maximum flexibility for these initiatives, the Notice includes a resolution to refresh Brambles' on-market buy-back authorisation. This will allow up to a further 10% of issued capital to be bought back in the ensuing 12 month period, should appropriate opportunities arise. Full details appear in the Explanatory Statement forming part of the Notice.

Last year Brambles mailed an "annual report election form" with its 2007 Notice of Annual General Meeting, which allowed shareholders to elect to receive future notices of meetings, annual reports and other shareholder communications by hard copy or electronically. Those shareholders who have not completed and returned the form have, by default, not been sent a copy of the 2008 Brambles Annual Report. If you are one of the shareholders who has not returned an annual report election form, another copy of that form has been enclosed with a reply paid envelope. Alternatively shareholders can specify their communication option online, as described in the form.

Also enclosed is a shareholder question form designed to give shareholders an opportunity to raise questions ahead of the Annual General Meeting, if they wish to do so. These questions may either be directed to Brambles or, if they relate to the content of the Auditors' Report or conduct of the audit, to Brambles' auditors PricewaterhouseCoopers. Any significant matter brought to our attention will be addressed at the meeting or, if there is insufficient time, in a dedicated area on our website.

If you are an ordinary shareholder and are not able to attend the meeting in person, please complete and mail the enclosed proxy form in the reply paid envelope provided. Alternatively, you may register your proxy appointment and voting directions using the share registry's website www.linkmarketservices.com.au, or by fax.

If you hold Brambles CREST depository interests (CDIs), you are receiving this Notice and accompanying documents through arrangements Brambles has put in place which enable CDI holders to receive the same documents that ordinary shareholders receive. Brambles has also entered into arrangements to enable all CDI holders to give directions as to voting at all Brambles general meetings. Whether you hold your CDIs through the Equiniti corporate nominee service, or you hold your CDIs directly in CREST, you may give directions as to how you wish your CDIs to be voted on the enclosed voting instruction form. Alternatively, you may register your voting directions using Equiniti's website www.sharevote.co.uk, or by fax.

Further details for shareholders and holders of CDIs on how to vote are set out on pages 12 to 13 of this Notice.

Your Directors believe that the proposals set out in the Notice and described in the Explanatory Notes and the Explanatory Statement are in the best interests of Brambles and its shareholders, and unanimously recommend that you vote in favour of the resolutions, as they intend to do in respect of their own beneficial holdings. If I or any of my fellow Directors are appointed as a proxy we will, of course, vote in accordance with any instruction given to us. If, however, we are given discretion as to how to vote, we will vote in favour of each of the items of business to be considered.

Shareholders are invited to join the Board for light refreshments at the conclusion of the Annual General Meeting. If you plan to attend, please bring the enclosed proxy form to facilitate your registration. I look forward to seeing as many of you as possible on the day.

Yours sincerely

Graham Kraehe AO
Chairman

Notice is given that the 2008 Annual General Meeting of the shareholders of Brambles Limited will be held at **Level 3, Overseas Passenger Terminal, Circular Quay West Street, The Rocks, Sydney NSW 2000 on Tuesday, 25 November 2008, commencing at 10.00 am Australian Eastern Daylight Savings Time (AEDT)** for the purpose of transacting the items of business set out below. Registration will open at 9.00 am (AEDT).

In this Notice and Explanatory Notes, Brambles, or the Company, refers to Brambles Limited, and Group refers to Brambles Limited and the entities it controlled at the end of, or during, the year ended 30 June 2008.

Items of Business

Financial Statements

1. To consider and receive the Financial Report, Directors' Report and Auditors' Report for Brambles for the year ended 30 June 2008.

Shareholders will be asked to consider and, if thought fit, to pass the resolutions below. Resolutions 2 to 12 (inclusive) and 14 will be proposed as ordinary resolutions. Resolution 13 will be proposed as a special resolution.

Remuneration Report

2. "To adopt the Remuneration Report for Brambles for the year ended 30 June 2008."

Election of New Director

The following Director, having been appointed by the Board since the last Annual General Meeting and, being eligible, submits herself for election as a Director.

3. "That Ms Mary Elizabeth Doherty be elected to the Board of Brambles."

Re-election of Directors

The following Directors are to retire by rotation and, being eligible, submit themselves for re-election as Directors of Brambles.

4. "That Mr Anthony Grant Froggatt be re-elected to the Board of Brambles."
5. "That Mr David Peter Gosnell be re-elected to the Board of Brambles."
6. "That Mr Michael Francis Ihlein be re-elected to the Board of Brambles."

Share Plans

7. "That the Brambles MyShare Plan, the principal terms of which are summarised in the Explanatory Notes accompanying this Notice, and the issue of shares under that plan, be approved for all purposes, including for the purpose of Australian Securities Exchange Listing Rule 7.2, exception 9."
8. "That the participation by Mr Michael Francis Ihlein until 25 November 2011 in the Brambles MyShare Plan in the manner set out in the Explanatory Notes accompanying this Notice, be approved for all purposes, including for the purpose of Australian Securities Exchange Listing Rule 10.14."
9. "That the participation by Ms Mary Elizabeth Doherty until 25 November 2011 in the Brambles MyShare Plan in the manner set out in the Explanatory Notes accompanying this Notice, be approved for all purposes, including for the purpose of Australian Securities Exchange Listing Rule 10.14."
10. "That the Brambles 2006 Performance Share Plan, as amended in the manner set out in the Explanatory Notes accompanying this Notice (the **Amended Performance Share Plan**), and the issue of shares under the Amended Performance Share Plan, be approved for all purposes, including for the purpose of Australian Securities Exchange Listing Rule 7.2, exception 9."
11. "That the participation by Mr Michael Francis Ihlein until 25 November 2011 in the Amended Performance Share Plan in the manner set out in the Explanatory Notes accompanying this Notice, be approved for all purposes, including for the purpose of Australian Securities Exchange Listing Rule 10.14."
12. "That the participation by Ms Mary Elizabeth Doherty until 25 November 2011 in the Amended Performance Share Plan in the manner set out in the Explanatory Notes accompanying this Notice, be approved for all purposes, including for the purpose of Australian Securities Exchange Listing Rule 10.14."

Brambles will disregard any vote cast on resolutions 7 to 12 inclusive by:

- Mr Michael Francis Ihlein;
- Ms Mary Elizabeth Doherty; and
- any other Director of the Company (except a Director who is ineligible to participate in any employee incentive scheme in relation to Brambles),

and by any of their associates.

However, Brambles will not disregard a vote: if it is cast by any such person as proxy for a shareholder who is entitled to vote, in accordance with the directions on the proxy form; or by the Chairman of the meeting as proxy for a shareholder who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Amendments to Constitution

13. "That the Brambles constitution be amended as outlined in the Explanatory Notes accompanying this Notice."

Authorisation of On-Market Share Buy-Backs

14. "That Brambles be authorised to conduct on-market buy-backs of its shares in the 12 month period following the approval of this resolution, provided that the total number of shares bought back on-market during that period does not exceed 138,369,968, being 10% of the total shares on issue in Brambles as at 8 September 2008; and that the purchase price under any such on-market buy-back does not exceed the maximum set by Australian Securities Exchange Listing Rule 7.33."

By order of the Board
Brambles Limited

Registered Office
Level 40, Gateway
1 Macquarie Place
Sydney NSW 2000

R. Gerrard

Robert Gerrard
Company Secretary
18 September 2008

Explanatory Notes on the items of business to be considered at the meeting follow.

Resolution 1 – Financial Statements

The law requires Directors to lay the Financial Report, Directors' Report and Auditors' Report for the last financial year before the Annual General Meeting (**AGM**) of shareholders. The 2008 Brambles Annual Report has been posted on the Brambles website at the website address referred to in the Chairman's letter.

Shareholders will be provided with the reasonable opportunity to ask questions about the 2008 Annual Report or about the management of Brambles generally.

Resolution 2 – Remuneration Report

Section 250R(2) of the Corporations Act 2001 (Cth) (**the Act**) requires a resolution that the remuneration report be adopted be put to the vote at a listed company's annual general meeting. The vote is advisory only and does not bind the Directors or Brambles.

The Remuneration Report, which forms part of the Directors' Report, is set out on pages 54 to 77 of the 2008 Annual Report, which has been posted on the Brambles website. The Remuneration Report sets out Brambles' remuneration policy and reports the remuneration arrangements in place for Executive Directors, Non-executive Directors and certain senior executives whose remuneration arrangements are required to be disclosed.

Shareholders will be provided with the reasonable opportunity to ask questions about, or make comments on, the Remuneration Report.

Resolutions 3 to 6 – Election of New Director and Re-election of Directors

Under the Brambles constitution, the Directors may, at any time, appoint any person as a Director of Brambles. In accordance with the terms of its Charter, during the year, the Nominations Committee identified Liz Doherty as their preferred candidate to succeed Mike Ihlein as Chief Financial Officer. The Board unanimously approved her appointment as an Executive Director with effect from 1 December 2007 and, under the Brambles constitution, she holds office until the end of the 2008 AGM. Liz Doherty is eligible for election and it is proposed that she be elected as a Director.

Tony Froggatt, David Gosnell and Mike Ihlein retire by rotation and offer themselves for re-election. Prior to recommending the Board reviewed their performance as Directors of Brambles and unanimously recommended their proposed re-election.

Both of the Non-executive Directors who are seeking re-election are considered by the Board to be independent in character and judgement and free from any business or other relationship which could interfere, or appear to interfere, with the exercise of their objective, unfettered or independent judgement. The Annual Report contains further information on the independence of Directors, on pages 46 and 47.

Brief biographical details of, and a statement from each of the Directors standing for election or re-election, are given below.



Liz Doherty
Chief Financial Officer (age 50)

Member of the Executive Leadership Team

Joined Brambles as Chief Financial Officer and Executive Director in December 2007. She is currently a non-executive director of SABMiller plc. Liz was Group International Finance Director at Tesco plc from 2001 to 2007. She previously had a long career with Unilever plc in increasingly senior operating finance roles based in a number of locations, including Asia and Europe. She holds a First Class Bachelor of Science Degree from University of Manchester, UK. Liz is a Fellow of the Chartered Institute of Management Accountants (FCMA) and a Fellow of the Royal Society of Arts.

Liz Doherty says: "As Chief Financial Officer, one of my roles is to ensure Brambles maintains rigorous financial discipline as it pursues its commitment to creating long term shareholder value. My international roles with Tesco and Unilever have given me the financial experience to maintain this discipline at Brambles and also a deep commercial understanding of the global supply chain."

The Board recommends the election of Liz Doherty.



Tony Froggatt
Independent Non-executive Director (age 60)

Member of the Nominations Committee and the Remuneration Committee

Joined Brambles as a Non-executive Director in June 2006. Currently a non-executive director of AXA Asia Pacific Holdings Limited and Billabong International Limited. Previously, he was Chief Executive of Scottish & Newcastle plc from May 2003 to October 2007. Tony began his career with the Gillette Company and has held a wide range of sales, marketing and general management positions in many countries with major consumer goods companies including HJ Heinz, Diageo and Seagram. He holds a Bachelor of Law degree from Queen Mary College, London and an MBA from Columbia Business School, New York.

Tony Froggatt says: "Brambles operates in 45 countries, with CHEP supporting more than 300,000 customer locations and Recall servicing about 80,000 customers. My experience in sales and marketing at other global companies – including Scottish & Newcastle plc, Gillette Company and HJ Heinz – has provided me with skills I can contribute to the Brambles Board."

The Board recommends the re-election of Tony Froggatt.



David Gosnell
Independent Non-executive Director (age 51)

Member of the Audit Committee

Joined Brambles as a Non-executive Director in June 2006. He is Managing Director of Global Supply and Procurement for Diageo plc, leading a global team of 9,000 people across manufacturing, logistics and technical operations as well as managing Diageo's multi-billion dollar procurement budget. Prior to joining Diageo, Mr Gosnell spent 20 years at HJ Heinz where he served on the UK board and held various European operational positions. He holds a Bachelor of Science degree in Electrical and Electronic Engineering from Middlesex University, UK.

David Gosnell says: "Brambles has a philosophy of continuous improvement, including in operations and customer service. The senior operational roles I have held at other global companies, including HJ Heinz, and my current role as Managing Director of Global Supply and Procurement for Diageo plc, provide me with the experience necessary to serve on the Brambles Board."

The Board recommends the re-election of David Gosnell.



Mike Ihlein
Chief Executive Officer (age 53)

Chairman of the Executive Leadership Team

Joined Brambles as Chief Financial Officer in March 2004 and became Chief Executive Officer in July 2007. Previously, he had a long career with Coca-Cola Amatil Limited (and related companies), where he was Chief Financial Officer (1997–2004), Managing Director of Coca-Cola Amatil, Poland (1995–1997) and had previously held a number of senior business development and treasury roles within that company. Mike holds a Bachelor of Business Studies (Accounting) from the University of Technology, Sydney. He is also an Associate Member of the Australian Institute of Company Directors, a CPA Australia and a member of Financial Services Institute of Australasia (Finsia).

Mike Ihlein says: "As Chief Executive Officer, I am committed to accelerating the growth of our business, with a focus on our customers, markets and our people. My previous roles, including as Chief Financial Officer of Brambles and Coca-Cola Amatil, provide me with the experience and skills necessary to capitalise on new opportunities and implement strong operational disciplines across the Company."

The Board recommends the re-election of Mike Ihlein.

Resolution 7 – Approval of MyShare Plan

MyShare Plan

The proposed Brambles MyShare Plan (the **MyShare Plan**) is a global employee share plan. The objectives in offering the MyShare Plan to employees are to:

- increase the proportion of employees who hold shares in Brambles;
- assist in the retention of employees;
- leverage the Brambles identity in its business, and align the interests of Brambles' employees with those of its shareholders; and
- enable all employees to share in the benefits of the Accelerating Growth strategy.

Under the MyShare Plan, employees may acquire ordinary shares at a price determined by the Board (**Acquired Shares**) which they must hold for a two year period. If they hold the shares and remain employed at the end of that two year period, Brambles will match the number of shares they hold by issuing or transferring to them the same number of shares which they held for the qualifying period at no additional cost to the employee (**Matched Shares**).

Approval of MyShare Plan

The purpose of resolution 7 is to obtain shareholder approval for the MyShare Plan and the issue of shares under that plan for all purposes.

Under the Australian Securities Exchange (**ASX**) Listing Rules, Brambles is generally restricted from issuing more than 15% of its issued capital in any 12 month period without shareholder approval. One of the exceptions to this rule is the issue of shares under an employee incentive scheme which has been approved by shareholders within three years before the issue of the shares.

The authority granted by resolution 7 will mean that Brambles can grant awards under the MyShare Plan without detracting from its ability to otherwise issue shares or other securities up to the limit permitted by the ASX Listing Rules.

Summary of Terms

A summary of the terms of the MyShare Plan is in the table below.

Key question	Summary of relevant terms of the MyShare Plan
Which employees are eligible to participate in the MyShare Plan?	All permanent full-time and part-time employees and Executive Directors of Brambles are eligible to participate in the MyShare Plan.
Will all eligible participants receive the same offer?	Yes[1], except where differences are required under the laws or practices of the country in which a participant resides or is employed.
Is there a limit on the number of shares that participants may purchase?	Yes. The Board will have discretion to set an annual limit on the annual value of Acquired Shares that participants may purchase under the MyShare Plan up to a maximum of A$5,000 per annum.
What is the purchase price for the Acquired Shares?	The Board will have discretion to determine the price[1] (if any) at which the Acquired Shares will be offered and how payment may be made. Acquired Shares may be new shares issued by the Company or shares purchased on-market.
How does a participant pay for the Acquired Shares?	Participants must pay for their Acquired Shares using their own funds (post-tax).
How does a participant become entitled to the Matched Shares?	Participants must meet two conditions (**Matching Conditions**) before they can receive Matched Shares. – Hold the Acquired Shares for a two year period (or such other period specified by the Board) from the first allocation date. – Still be employed by Brambles at the end of the two year period (or such other period specified by the Board). The maximum ratio of Matched Shares to Acquired Shares is 1:1.
What are "**Dividend Shares**"?	Participants may invest any post-tax dividends in respect of Acquired Shares to acquire additional shares, called Dividend Shares. There are no Matched Shares in relation to Dividend Shares.
Does the MyShare Plan make provision for the allocation of Matched Shares to participants who leave Brambles?	Generally, participants who cease to be employed prior to satisfying the Matching Conditions will lose all entitlements to receive Matched Shares. The MyShare Plan rules, however, include a provision for "**Good Leavers**" (being participants who cease employment due to redundancy, total and permanent disablement or death or in other circumstances approved by the Board). It provides that Good Leavers may retain entitlements to Matched Shares on existing Acquired Shares.
What are the terms of the Acquired Shares, Dividend Shares and Matched Shares?	As Acquired Shares and Dividend Shares are purchased by participants using their own funds, those shares have all the same entitlements as other ordinary shares. Participants will be entitled to direct the manner in which their Acquired Shares and Dividend Shares are voted, to receive all dividends and to participate in any capital reorganisations from the date the Acquired Shares and Dividend Shares are acquired by the participant. However, participants will only become entitled to vote, receive dividends and participate in any capital reorganisations in relation to Matched Shares after the Matching Conditions in respect of the Matched Shares have been satisfied.

Key question	Summary of relevant terms of the MyShare Plan
Are there any restrictions on a participant's ability to deal with the Acquired Shares, Dividend Shares and Matched Shares?	No. However, if a participant disposes of all or any of their Acquired Shares before the end of the applicable qualification period, they will lose the right to receive Matched Shares in relation to the Acquired Shares they have sold. Participants must also observe the Brambles Securities Trading Policy in relation to the sale of any Acquired Shares, Dividend Shares or Matched Shares.
How will shares obtained under the MyShare Plan be held?	The MyShare Plan may operate with an Employee Share Ownership Plan Trust (**Plan Trust**). A Plan Trust may be established at any time without the need for shareholder or participant approval. If such a trust is established, it may be used to hold Acquired Shares, Dividend Shares and Matched Shares, and Brambles may settle funds on the Plan Trust so that the trustee can either acquire shares on-market or subscribe for new shares from Brambles to satisfy an obligation to deliver Matched Shares. The trustee may then transfer any shares it holds under the Plan Trust to a participant in satisfaction of their entitlement to receive Matched Shares.
How can the MyShare Plan be amended?	Without the consent of the participants, no amendment may be made to any restriction or other condition relating to Acquired Shares, Dividend Shares or Matched Shares which would reduce the rights of the participants to those shares. No amendments can be made to certain terms (such as the maximum value of Acquired Shares that a participant may acquire in any year or the maximum ratio of Matched Shares to Acquired Shares) without shareholder approval.
Is there any limit on the number of new shares that may be issued under the MyShare Plan and any other Brambles employee share plan?	The limit on the number of new shares that may be issued under the MyShare Plan and any other employee share plan is 5% of the shares on issue in accordance with the Australian Securities and Investments Commission Class Order 03/184.
What happens if there is a change of control of Brambles?	If there is a change of control of Brambles, the Board may determine that the Matching Conditions are satisfied in respect of some or all Matched Shares.

[1] For offers made to Mike Ihlein and Liz Doherty, the price will be based on the formula set out in note (a) to resolutions 8 and 9.

Noting the interests of Mike Ihlein and Liz Doherty, the independent Directors of the Board unanimously recommend the approval of the MyShare Plan.

A copy of the MyShare Plan Rules is available on the Brambles website. Copies of those Rules are also available for inspection until the close of the AGM at the Company's registered office: Level 40, Gateway, 1 Macquarie Place, Sydney NSW 2000 and at the Overseas Passenger Terminal from 15 minutes before the commencement of the AGM and during that meeting.

Other Information
No awards will be made under the MyShare Plan unless and until it has been approved by shareholders at the AGM. No shares have been issued under the MyShare Plan.

Resolutions 8 and 9 – Participation of Directors in the MyShare Plan
ASX Listing Rules 10.11 and 10.14 provide that a listed company may only permit a director of a company to acquire shares or rights to shares under an employee incentive scheme where that director's participation has been approved by an ordinary resolution of shareholders. Approval from shareholders is being sought in relation to the participation of Mike Ihlein and Liz Doherty in the MyShare Plan for the period ending on the third anniversary of the date of the 2008 AGM, namely 25 November 2011.

ASX Listing Rule 10.15A requires the following specified information to be disclosed in relation to the awards to be granted to Mike Ihlein and Liz Doherty under the MyShare Plan:

(a) The maximum number of securities that may be acquired by Mike Ihlein and Liz Doherty, including the formula for determining the number of securities that may be acquired by them – in any year, the number determined by dividing A$5,000 by the volume weighted average price of Brambles shares sold on the ASX during the five business days immediately before the acquisition.

(b) The price (including a statement whether the price will be, or be based on, the market price) or the formula for calculating the price for each security to be acquired under the MyShare Plan – see the formula set out in paragraph (a).

(c) The names of all directors and their associates who received securities under the MyShare Plan since the last approval, the number of the securities received and acquisition price for each security – no Directors or their associates have yet participated in the MyShare Plan.

(d) The names of all directors and their associates entitled to participate in the MyShare Plan – Mike Ihlein and Liz Doherty are the only Directors currently entitled to participate.

(e) A voting exclusion statement – see the main body of the Notice of AGM.

(f) The terms of any loan in relation to the acquisition of securities – not applicable.

(g) Details of any securities issued under the MyShare Plan will be published in each annual report of Brambles relating to a period in which securities have been issued, with a statement that approval for issue of the securities was obtained under ASX Listing Rule 10.14. Any additional Directors who become entitled to participate in the MyShare Plan after the approval of resolutions 8 and 9 may not participate until shareholder approval of their participation is obtained under ASX Listing Rule 10.14.

Noting the interests of Mike Ihlein and Liz Doherty, their participation in the MyShare Plan, being consistent with the participation of other senior executives of Brambles in that plan, is unanimously recommended to shareholders by the independent Directors of the Board. If approved, securities under the MyShare Plan may only be issued to Mike Ihlein and Liz Doherty until 25 November 2011.

Resolution 10 – Amendments to the Brambles 2006 Performance Share Plan

2006 Performance Share Plan

At the Extraordinary General Meeting of the Company held on 9 November 2006, shareholders approved the Brambles 2006 Performance Share Plan (the **Performance Share Plan**) and the issue of awards, which are rights to the Company's shares (**Awards**), under the plan. The Performance Share Plan provides for three types of Awards:

- STI Share Awards – these are subject to a time performance condition.
- Enhanced STI Awards – these are subject to a time and relative total shareholder return (**TSR**) performance condition.
- LTI Awards – these are subject to a time and relative TSR performance condition.

Further details of these Awards are set out on pages 55 and 56 of the Remuneration Report, contained in the 2008 Annual Report, which is on the Brambles website.

Reasons for Proposed Amendments

During the year, the Remuneration Committee (**Committee**) carried out a review of Brambles' remuneration policy with the aim of ensuring that it continued to support Brambles' business strategy, in particular the Accelerating Growth strategy and new business structure announced by Mike Ihlein in August 2007. As a result the Committee recommended changes be made to both Brambles' short and long term incentive plans for future years. The recommended changes to the long term incentive plan involve amending the Performance Share Plan (**Amended Performance Share Plan**).

The reasons for proposing changes to the long term incentive plan are to provide a balance between a focus on sustained profitable growth in line with the Accelerating Growth strategy and ensuring participants focus on the share price performance of Brambles, relative to the ASX100, as well as smoothing out the otherwise cyclical volatility of the ASX100.

Full details of the reasons for proposing changes to Brambles' long term incentive plans are set out in section 4.2.1 of the Remuneration Report in the 2008 Annual Report, which is on the Brambles website.

Summary of Proposed Amendments

The proposed amendments to the Performance Share Plan only affect the provisions relating to the performance conditions to which LTI Awards are subject (the **New Performance Conditions**) and the removal of Enhanced STI Awards. All other provisions of the Performance Share Plan remain intact. A clean copy of the existing Performance Share Plan rules and a marked up copy of the Amended Performance Share Plan rules are on the Brambles website.

A summary of the amendments is as follows.

(i) LTI Awards granted after 30 June 2008 will be subject to the New Performance Conditions.

(ii) The New Performance Conditions are as follows:

(A) Half of the LTI Awards will continue to be measured by a relative TSR condition. It is proposed that 40% of LTI Awards would vest if the Company's relative TSR performance over the period of three years from the date of grant of the relevant Award (**Performance Period**) equals the TSR of the median ranked ASX100 company. 100% of the LTI Award will vest for outperformance of the median ranked company by a predetermined factor, which, for LTI Awards granted in 2008, will be outperformance of the TSR of the median ranked ASX100 company by 25% over the Performance Period. If the Company's TSR performance is between these two levels, the LTI Award will vest on a pro rata straight line basis; and

(B) The other half of the LTI Awards will be measured against the achievement of sales revenue targets with three year performance hurdles set on a compound annual growth rate (**CAGR**) basis. The sales revenue growth elements would be underpinned by Brambles Value Add (**BVA**) hurdles to ensure quality of earnings is maintained at a strong level. BVA represents the value generated by a business over and above the cost of capital used to generate that value, as advised by the Board for each financial year. The sales revenue targets and BVA performance conditions will be specified in the invitation to participate in the Amended Performance Share Plan.

(iii) As Enhanced STI Awards will no longer be granted, the provisions relating to Enhanced STI Awards will be deleted.

The following table summarises the performance conditions of the Performance Share Plan and compares them to the New Performance Conditions of the Amended Performance Share Plan for the 2009 financial year.

	Performance Share Plan	Amended Performance Share Plan
LTI Award	Performance shares	Performance shares
Comparator Group	ASX100	ASX100
Performance Period	3 years	3 years
Performance Condition	100% on relative TSR performance	50% on relative TSR performance 50% on a combination of sales revenue CAGR with a BVA hurdle
Vesting Schedule	30% if Brambles TSR performance ranked 50th out of ASX100 companies. 100% if Brambles TSR performance is at or above the TSR performance of the 75th percentile of the ASX100.	**TSR Component** – 40%[1] if Brambles TSR performance equals the median ranked ASX100 company over the Performance Period. 100% if Brambles TSR performance exceeds that of the median ranked ASX100 company by 25%. **Sales revenue CAGR/BVA Component** – vesting will be based on a sales revenue CAGR/BVA matrix. The matrix for the 2009 financial year is set out in the table on the following page.

[1] While this is higher than the current threshold vesting of 30%, this continues to be more demanding than the current practice for ASX100 companies which have TSR performance conditions, where 50% vesting for median TSR performance is normal.

The vesting matrix for the sales revenue CAGR targets and BVA performance condition for the 2009 financial year for the Amended Performance Share Plan is as follows.

Vesting % is shown in shaded section below

Sales revenue CAGR[1]	Cumulative, three year BVA US$M[2]		
	1,800	2,000	2,200
7%	–	20 %	40 %
8%	20 %	40 %	50 %
9%	40 %	50 %	70 %
10%	50 %	70 %	90 %
11%	70 %	90 %	100 %
12%	90 %	100 %	100 %
13%	100 %	100 %	100 %

[1] CAGR over Performance Period.

[2] At fixed June 2007 foreign exchange rates. These rates were used for internal measures of performance in the 2008 financial year, the period during which the targets set out above were determined. To ensure consistency, when outcomes are measured against the vesting matrix in 2011, the same fixed June 2007 foreign exchange rates will be used.

Approval of Amended Performance Share Plan

The purpose of resolution 10 is to obtain shareholder approval for the Amended Performance Share Plan and the issue of shares under that plan for all purposes.

Under the ASX Listing Rules, Brambles is generally restricted from issuing more than 15% of its issued capital in any 12 month period without shareholder approval. One of the exceptions to this rule is the issue of shares under an employee incentive scheme which has been approved by shareholders within three years before the issue of the shares.

As Brambles wishes to change certain material terms (ie the performance conditions) of the Performance Share Plan, a fresh shareholder approval is being sought for the Amended Performance Share Plan and the issue of Awards under the Amended Performance Share Plan.

The Board wishes to use the Amended Performance Share Plan as a means of remunerating senior executives of Brambles. The authority granted by resolution 10 would mean that Brambles can grant Awards under the Amended Performance Share Plan without detracting from its ability to otherwise issue shares or other securities up to the limit permitted by the ASX Listing Rules.

Other Information

At 8 September 2008 (the last practicable day prior to publication of this Notice of Meeting), 5,271,127 Awards have been granted under the current Performance Share Plan and no Awards have been granted under the Amended Performance Share Plan.

Noting the interests of Mike Ihlein and Liz Doherty, the proposed amendments to the Performance Share Plan and the issue of shares under the Amended Performance Share Plan are unanimously recommended to shareholders by the independent Directors of the Board.

Resolutions 11 and 12 – Participation of Directors in the Amended Performance Share Plan

ASX Listing Rules 10.11 and 10.14 provide that a listed company may only permit a director of a company to acquire shares or rights to shares under an employee incentive scheme where that director's participation has been approved by an ordinary resolution of shareholders. Approval from shareholders was sought and received at the Brambles AGM held on 16 November 2007 for Mike Ihlein and Liz Doherty to participate in the Performance Share Plan until 16 November 2010, in the manner set out in the 2007 AGM notice.

If the proposed changes to the Performance Share Plan are approved, there will be material changes to the terms of participation of Mike Ihlein and Liz Doherty in that plan, as set out in the 2007 AGM notice. Therefore approval from shareholders is being sought in relation to the participation of Mike Ihlein and Liz Doherty in the Amended Performance Share Plan.

Details of the service agreements between Brambles and Mike Ihlein and between Brambles and Liz Doherty have been disclosed in the Remuneration Report on pages 54 to 77 of the 2008 Brambles Annual Report, which has been posted on the Brambles website. The number of Awards that will be granted to Mike Ihlein and Liz Doherty each year under the terms of their respective service agreements will be a specified percentage of their respective total fixed remuneration for that year divided by the volume weighted average price for Brambles shares for the five trading days up to and including the day of grant (**Formula**).

The number of Awards to be granted to Mike Ihlein and Liz Doherty will be determined in accordance with the Formula at the time of the relevant grant and will be taken to be granted under the Amended Performance Share Plan. Depending on the actual performance against annual targets, the face value of Awards made to Mike Ihlein and Liz Doherty will be determined by reference to the numbers in the following table (expressed as a percentage of their total fixed remuneration):

Performance against annual targets	Type of Awards	M F Ihlein % of total fixed remuneration	M E Doherty % of total fixed remuneration
Threshold	STI Award	24%	24%
	LTI Award	115%	95%
Target	STI Award	45%	45%
	LTI Award	115%	95%
Maximum	STI Award	67%	67%
	LTI Award	115%	95%

NOTE

The percentage of LTI Awards is higher than in previous years because Enhanced STI Awards will no longer be granted and their value has been rolled into the LTI Award.

Approval is sought for the grant of Awards to Mike Ihlein and Liz Doherty under the Amended Performance Share Plan in the manner described above for the period ending on the third anniversary of the date of the 2008 AGM, namely 25 November 2011.

ASX Listing Rule 10.15A requires the following specified information to be disclosed in relation to the Awards to be granted to Mike Ihlein and Liz Doherty under the Amended Performance Share Plan:

(a) The maximum number of securities that may be acquired by Mike Ihlein and Liz Doherty, including the formula for determining the number of securities that may be acquired by them – see the Formula set out above.

(b) The price (including a statement whether the price will be, or be based on, the market price) or the formula for calculating the price for each security to be acquired under the Amended Performance Share Plan – see the Formula set out above.

(c) The names of all directors and their associates who received securities under the Performance Share Plan since the last approval, the number of the securities received and acquisition price for each security:

Director	Type of Awards	Number of share rights
M F Ihlein	STI Award	60,961
	Enhanced STI Award	30,481
	LTI Award	78,165
M E Doherty	STI Award	28,406[1]
	Enhanced STI Award	–
	LTI Award	–

[1] These STI Awards were granted to Liz Doherty in recognition of her forfeiting certain share and long term incentives on leaving her former employment. Approval for this grant was obtained at the 2007 AGM.

No consideration was payable for any of the above Awards.

(d) The names of all directors and their associates entitled to participate in the Amended Performance Share Plan – Mike Ihlein and Liz Doherty are the only Directors currently entitled to participate.

(e) A voting exclusion statement – see the main body of the Notice of AGM.

(f) The terms of any loan in relation to the acquisition of securities – not applicable.

(g) Details of any securities issued under the Amended Performance Share Plan will be published in each annual report of Brambles relating to a period in which securities have been issued, with a statement that approval for issue of the securities was obtained under ASX Listing Rule 10.14. Any additional Directors who become entitled to participate in the Amended Performance Share Plan after the approval of resolutions 11 and 12 may not participate until shareholder approval of their participation is obtained under ASX Listing Rule 10.14.

Noting the interests of Mike Ihlein and Liz Doherty, their participation in the Amended Performance Share Plan, being consistent with the participation of other senior executives of Brambles in that plan, is unanimously recommended to shareholders by the independent Directors of the Board. If approved, Awards under the Amended Performance Share Plan may only be issued to Mike Ihlein and Liz Doherty until 25 November 2011.

Resolution 13 – Amendments to Constitution

Two amendments are proposed to Brambles' constitution, for approval by shareholders by special resolution. The amendments would update the constitution in line with the corporate practice of many listed companies in relation to direct voting by shareholders and payment of dividends by direct credit. References to Articles below are to the numbering of the Articles in both the current and proposed constitution. Other than Brambles Limited (**Brambles**), terms which are capitalised in the explanatory notes to this resolution are as defined in both the current and proposed constitution.

(a) Article 54 – Voting at general meetings

It is proposed that the constitution be amended to enable "direct voting" as a means for the casting and recording of votes by shareholders. As an example, the amended Article 54 would give the Directors the flexibility to approve and establish an online voting system or postal voting system (similar to that used in an election) as an alternative choice to proxy voting at general meetings. A direct voting system can operate alongside the proxy voting system and it is Brambles' intention to continue to operate proxy voting arrangements.

The proposed amendment is to add the following paragraph (f) to Article 54:

"(f) The Directors may determine that at any general meeting or class meeting, a member who is entitled to attend and vote on a resolution at that meeting is entitled to a direct vote in relation to that resolution. A "direct vote" includes a vote delivered to the company by post, fax or other electronic means approved by the Directors. The Directors may prescribe rules to govern direct voting and specify the form, method and timing of giving a direct vote at a meeting in order for the vote to be valid."

(b) Article 102 – Payment of distributions

It is proposed that the constitution be amended to permit the Directors the discretion to determine the means by which dividends may be paid. The amended Article 102 would give the Directors the flexibility to mandate that dividend payments to ordinary shareholders will be made by direct credit. Brambles encourages both shareholders and CDI holders to receive their dividends by direct credit rather than by cheque, as direct credit provides a faster and more secure method of dividend payment. Direct credit also generates cost savings for Brambles. At the date of this Notice, over 90% of ordinary shareholders in Brambles had already elected to receive their dividends by direct credit.

The proposed amendments are to:

1. delete the word "company's" in line two of Article 102(a) and substitute it with the word "Directors"; and
2. add the following paragraph (c) to Article 102:

   "(c) Without limiting Article 102(b), if the Directors decide to make a payment by electronic funds transfer under Article 102(a) and an account is not nominated by the member or joint holders in accordance with Article 102(a), the company may hold the amount payable in a separate account of the company until the member or joint holders nominate an account in accordance with Article 102(a)."

A marked up copy of the proposed constitution is available on the Brambles website. Copies of the proposed constitution are also available for inspection until the close of the AGM at the Company's registered office: Level 40, Gateway, 1 Macquarie Place, Sydney NSW 2000 and at the Overseas Passenger Terminal from 15 minutes before the commencement of the AGM and during that meeting.

The Directors unanimously recommend that Brambles shareholders vote in favour of the amendments to the constitution.

Resolution 14 – Authorisation of On-Market Share Buy-Backs

Details on this resolution are set out in the Explanatory Statement forming part of this Notice.

EXPLANATORY STATEMENT

This Explanatory Statement accompanies and forms part of the Notice of AGM for Brambles Limited to be held at 10.00 am AEDT on Tuesday, 25 November 2008 at Level 3, Overseas Passenger Terminal, Circular Quay West Street, The Rocks, Sydney, NSW 2000, Australia. Information relevant to resolution 14 of the Notice of Meeting (the **Buy-Back Resolution**) is provided in this Explanatory Statement and shareholders should read the Notice of Meeting and this Explanatory Statement in full.

Terms used in this Explanatory Statement have the meanings given in section 10 below.

If shareholders are in doubt as to what action they should take, they are recommended to seek their own personal financial advice from an authorised independent adviser.

1. Introduction

Brambles has a stated objective of maintaining an appropriate capital structure for the Company. Brambles has undertaken two buy-back programmes since its AGM in 2006. The first buy-back programme commenced on 5 December 2006 and was completed on 20 June 2007 (the **First Buy-Back Programme**). 141,536,975 shares, being the maximum permissible number, were bought back under the First Buy-Back Programme, at an average price of A$13.32 each.

Shareholder approval was given at the AGM in 2007 to refresh Brambles' share buy-back capacity, to allow up to a further 10% of issued capital to be bought back in the ensuing 12 month period, should appropriate opportunities arise. This programme commenced on 21 November 2007 (the **Second Buy-Back Programme**) and at the date of this Notice 42,409,560 shares had been bought back at an average price of A$10.0579 each.

On 20 August 2008, Brambles announced that because of its commitment to investment in growth opportunities for its business as well as the prudence of retaining a strong balance sheet in current market conditions, it was suspending the Second Buy-Back Programme from that date. When making that announcement, however, Brambles stated that the Board would continue to assess further capital management initiatives at an appropriate time in the future and, to enable maximum flexibility for these initiatives, would refresh its on-market buy-back authorisation at the 2008 AGM. A formal announcement of a further buy-back programme (the **Third Buy-Back Programme**) was made to the ASX on 18 September 2008.

The Directors unanimously recommend that Brambles shareholders vote in favour of the Buy-Back Resolution so as to give effect to the Third Buy-Back Programme.

2. Approval of the Third Buy-Back Programme

The Act permits a company to buy back shares in itself, provided the buy-back does not materially prejudice the company's ability to pay its creditors and provided also that the company complies with specified procedures laid down in the Act. A company is entitled to buy back its shares on-market without shareholder approval, provided that the total number of shares bought back does not exceed 10% of the smallest number of shares on issue during the previous 12 months. On-market buy-backs over the 10% limit require prior shareholder approval.

Since November 2007, Brambles has bought back on-market the equivalent of approximately 3% of its current issued share capital. These buy backs occurred in the months shown in the table below.

Month	Number of shares bought back
November 2007	1,176,798
December 2007	9,325,071
February 2008	3,888,300
March 2008	10,449,927
April 2008	11,210,461
May 2008	4,491,956
June 2008	1,650,395

Accordingly, if the Buy-Back Resolution is not passed, Brambles' entitlement to buy back its shares on-market will be limited to 10% of the smallest number of shares on issue during the previous 12 months, calculated at the relevant time taking into account shares bought back as shown on the above table. If the Buy-Back Resolution is passed, Brambles will be authorised to undertake further on-market buy-backs of its shares during the 12 month period after the Buy-Back Resolution is approved, provided that:

- the total number of shares bought back on-market during that 12 month period does not exceed 138,369,968, being 10% of the total shares on issue in Brambles as at 8 September 2008 (the last practicable day prior to the publication of this Notice); and
- the purchase price under any such on-market buy-back does not exceed the maximum set by ASX Listing Rule 7.33.

The Buy-Back Resolution is an ordinary resolution, meaning that it must be passed by more than 50% of the votes cast by Brambles shareholders who are entitled to vote on the Buy-Back Resolution and who are present in person or by proxy at the Meeting.

Approval of the Buy-Back Resolution will constitute an authorisation only and will not oblige Brambles to undertake any buy-back whatsoever.

3. Information regarding the Third Buy-Back Programme

3.1 Number of shares on issue

As at 8 September 2008 (the last practicable day prior to the publication of this Notice), Brambles had 1,383,699,687 shares on issue.

3.2 Quantity of shares to be bought back

The Buy-Back Resolution, if passed, authorises on-market buy-backs of up to 138,369,968 shares, being 10% of the total shares on issue in Brambles as at 8 September 2008 (the last practicable day prior to the publication of this Notice).

3.3 Buy-back period

The Buy-Back Resolution, if passed, authorises on-market buy-backs of up to 138,369,968 shares during the 12 month period after the Buy-Back Resolution is passed.

3.4 Buy-back price

The purchase price paid by Brambles under the Third Buy-Back Programme must not exceed the maximum set by ASX Listing Rule 7.33. Under that Listing Rule, a company may only buy back shares under an on-market buy-back at a price which is not more than 5% above the average market price for securities in that class. The average is calculated over the last five days on which sales in the shares were recorded before the day on which the purchase under the buy-back was made.

3.5 Buy-backs of shares on ASX and LSE

Under the Third Buy-Back Programme, Brambles may buy back shares traded on the ASX or the LSE (which are settled via CDIs) during the ordinary course of trading on the relevant exchange in accordance with the Act and the rules of the relevant exchange applicable to Brambles as an Australian company with a primary listing on the ASX.

3.6 Recent share price history

The closing price of Brambles shares on the ASX on 8 September 2008, being the last practicable trading day prior to publication of this Notice, was A$8.19. The closing price of Brambles shares on the LSE (which are settled via CDIs) on 8 September 2008, being the last practicable trading day prior to publication of this Notice, was £3.895.

4. Reasons for the Third Buy-Back Programme

Although Brambles has suspended the Second Buy-Back Programme, Brambles' Board will continue to assess further capital management initiatives at an appropriate time in the future. The Buy-Back Resolution, if passed, would entitle Brambles to undertake the Third Buy-Back Programme, providing it with flexibility in implementing any future capital management initiatives if those initiatives include a buy-back programme. Compared to other mechanisms for returning surplus capital, including off-market share buy-backs, pro rata capital returns, and special and ordinary dividends, an on-market buy-back offers Brambles a simple and flexible tool whereby shares can be purchased when and if opportunities arise, with few implementation costs.

Furthermore, an on-market buy-back will have a more favourable earnings per share impact than a pro rata capital return or dividend due to the purchase and subsequent cancellation of shares under an on-market buy-back.

5. Interests of Directors

The following table contains details (current as at 8 September 2008, the last practicable day prior to publication of this Notice), of the Brambles shares in which each Director held relevant interests, the Brambles share options held by each Director and the Brambles share rights held by each Director.

Shareholder	Number of Brambles shares	Number of Brambles share rights
M E Doherty	–	28,406
A G Froggatt	14,890	–
D P Gosnell	14,450	–
S P Johns	47,500	–
S C H Kay	10,400	–
G J Kraehe AO	41,561	–
C L Mayhew	16,500	–
M F Ihlein	646,470	602,526

6. Effect of Third Buy-Back Programme on Brambles

Any shares purchased under the Third Buy-Back Programme will be paid for in cash and will therefore increase the amount of Brambles' borrowings or reduce the amount of Brambles' cash assets.

All shares bought back under the Third Buy-Back Programme will be cancelled, thus reducing Brambles' issued share capital.

Brambles' ability to pay its creditors will not be materially prejudiced by the Company undertaking the Third Buy-Back Programme.

As shares purchased under the Third Buy-Back Programme will occur on-market, no part of the buy-back price would be treated as a dividend for tax purposes. Accordingly, there will be no franking credits attached to the payment of the buy-back price. In addition, as Brambles intends to debit the payment for shares purchased under the buy-back to its share capital account, the Third Buy-Back Programme is not anticipated to have any impact on Brambles' franking account.

Source of funds

All share purchases under the Third Buy-Back Programme will be funded by committed credit facilities or surplus cash.

7. Advantages and disadvantages of the Third Buy-Back Programme

The advantages of the Third Buy-Back Programme are described in section 4 above.

The Directors believe that the Third Buy-Back Programme does not pose any material disadvantages to shareholders and is not expected to have a material impact on the control of Brambles or the relative voting power of shareholders in Brambles.

In making their decision on how to vote on the Buy-Back Resolution, shareholders should be aware that any shares bought back by Brambles would result in a reduction in the number of ordinary shares on issue. However, given the maximum number of shares that could be bought back under the Third Buy-Back Programme, the Board does not believe that the Third Buy-Back Programme will have a material impact on liquidity or the index weighting of Brambles' ordinary shares.

8. Financial statements

The most recent set of audited financial statements for Brambles was for the financial year ending 30 June 2008. Those financial statements were contained in the 2008 Brambles Annual Report provided or made available to shareholders. The 2008 Brambles Annual Report is available for viewing at Brambles' website. Brambles will provide to any of its shareholders upon request a printed copy of the above document free of charge.

9. Other relevant information

The Directors consider that there is no other information known to Brambles that is material to the decision as to how to vote on the Buy-Back Resolution except information which it would be unreasonable to require Brambles to include in this document because Brambles has previously disclosed that information to its shareholders.

10. Definitions

In this Explanatory Statement, the following definitions apply unless provided otherwise.

"**Act**" means the Corporations Act 2001 (Cth).

"**AEDT**" means Australian Eastern Daylight Savings Time.

"**AGM**" means Annual General Meeting.

"**ASX**" means ASX Limited (ABN 98 008 624 691) or, as the context requires, the financial market operated by it.

"**Brambles**" or the "**Company**" means Brambles Limited (ABN 89 118 896 021).

"**Brambles share**" or "**share**" means a fully paid ordinary share in the capital of Brambles.

"**buy-back**" has the meaning given in the Corporations Act, meaning the acquisition by a company of shares in itself.

"**Buy-Back Resolution**" means resolution 14 set out in this Notice of Annual General Meeting.

"**CDI**" means a CREST depository interest, representing an entitlement to one Brambles share.

"**First Buy-Back Programme**" means Brambles' on-market share buy-back programme which commenced on 5 December 2006.

"**LSE**" means the London Stock Exchange plc or, as the context requires, the financial market operated by it.

"**Meeting**" means the Annual General Meeting of Brambles convened by this Notice of Annual General Meeting.

"**on-market buy-back**" has the meaning given in the Corporations Act, being a buy-back by a listed corporation on a prescribed financial market in the ordinary course of trading on that market.

"**Second Buy-Back Programme**" means Brambles' on-market share buy-back programme which commenced on 21 November 2007.

"**Third Buy-Back Programme**" means Brambles' on-market share buy-back programme which was announced on 18 September 2008, subject to shareholder approval.

Ordinary shareholders can vote in one of three ways:

- by attending the meeting and voting either in person or by attorney or, in the case of corporate shareholders, by corporate representative;
- by appointing a proxy to attend and vote on their behalf, using the proxy form enclosed with this Notice; or
- by lodging a proxy vote electronically.

Voting in person – individuals and corporate representatives
Shareholders who plan to attend the meeting are asked to arrive at the venue 30 minutes prior to the time designated for the meeting, if possible, so that their shareholding may be checked against the share register and attendances noted. Shareholders attending in person must register their attendance upon arrival.

To vote in person at the meeting, a company which is a shareholder may appoint an individual to act as its representative. The representative should bring to the meeting a letter or certificate evidencing their appointment, certified by a secretary or director of the company. A form of certificate may be obtained from the Brambles Share Registry at www.linkmarketservices.com.au/public/forms/general.html or from the address below. Where more than one joint shareholder votes, the vote of the shareholder whose name appears first in the Company's share register shall be accepted to the exclusion of the others.

Voting by proxy – using the proxy form or electronically
Shareholders are entitled to appoint a proxy to attend and vote on their behalf. If a shareholder is entitled to cast two or more votes at the meeting, the shareholder may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If no such proportion or number is specified, each proxy may exercise half of the shareholder's votes. Fractions of votes will be disregarded. If a member appoints two proxies, neither proxy is entitled to vote on a show of hands.

A proxy need not be a shareholder.

To appoint a proxy, a shareholder should follow the instructions and notes on the proxy form enclosed with this Notice or by lodging it electronically. Shareholders are encouraged to consider how they wish to direct their proxies to vote. If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as they think fit. Should any resolution, other than those specified in this Notice, be proposed at the meeting, a proxy may vote on that resolution as they think fit. If a proxy is instructed to abstain from voting on an item of business, they are directed not to vote on the shareholder's behalf and on a poll, the shares that are the subject of the proxy appointment will not be counted in calculating the required majority.

For the appointment of a proxy to be effective, the proxy form must be completed and received by 10.00 am (AEDT) on Sunday, 23 November 2008 or, if the meeting is adjourned, at least 48 hours before its resumption in relation to the adjourned part of the meeting:

- at the Brambles Share Registry, Link Market Services Limited, Level 12, 680 George Street, Sydney NSW 2000 using the enclosed reply paid pre-addressed envelope;
- at the facsimile number +61 (0)2 9287 0309; or
- at Brambles' registered office, at Level 40, Gateway, 1 Macquarie Place, Sydney NSW 2000.

Alternatively, you can lodge your proxy online by visiting the Brambles Share Registry's website at www.linkmarketservices.com.au, going to the proxy voting page and following the prompts and instructions on the website. To use the online lodgements facility, shareholders will need their Securityholder Reference Number (**SRN**) or Holder Identification Number (**HIN**).

For the appointment of your proxy to be effective, you will need to complete the online lodgement by 10.00 am (AEDT) on Sunday, 23 November 2008 or, if the meeting is adjourned, at least five working days before its resumption in relation to the adjourned part of the meeting. Proxy forms received after this time will be invalid.

The online proxy facility is not suitable for shareholders wishing to appoint two proxies.

Using powers of attorney
If a shareholder has appointed one or more attorneys to attend and vote at the meeting, or if the proxy form is signed by one or more attorneys, the power of attorney (or a certified copy of the power of attorney) must be received by the Brambles Share Registry at the address or facsimile number above or at Brambles' registered office at the address above by no later than 10.00 am (AEDT) on Sunday, 23 November 2008 or, if the meeting is adjourned, at least 48 hours before its resumption in relation to the adjourned part of the meeting, unless the power of attorney has been previously lodged for notation with the Brambles Share Registry. The attorney(s) must declare that a notice of revocation of appointment has not been received.

Revocations of proxies
Any revocations of proxies (including online proxies) or powers of attorney must be received by the Brambles Share Registry at the address or facsimile number above or at Brambles' registered office at the address above before the commencement of the meeting, or at the registration desk for the 2008 AGM at the Overseas Passenger Terminal from 9.30 am (AEDT) on the day of the meeting until the commencement of the meeting.

Shareholders who are entitled to vote
In accordance with Regulation 7.11.37 of the Corporations Regulations 2001 (Cth), the holders of Brambles ordinary shares for the purposes of the meeting will be those registered holders of Brambles ordinary shares at 7.00 pm (AEDT) on Sunday, 23 November 2008.

CDI holders can vote in one of two ways:

- by giving voting directions using the voting instruction form enclosed with this Notice of Meeting; or
- by registering voting directions electronically.

Voting directions – using the voting instruction form or electronically

CDI holders should follow the instructions and notes on the voting instruction form enclosed with this Notice. Should any resolution, other than those specified in this Notice, be proposed at the meeting, your shares will not be voted on that resolution. If a voting direction is given to abstain from voting on an item of business, on a poll, the shares that are the subject of the voting direction will not be counted in calculating the required majority.

For voting directions to be effective, the voting instruction form must be completed and received by 12 noon (Greenwich Mean Time) on Tuesday, 18 November 2008 or, if the meeting is adjourned, at least five working days before its resumption in relation to the adjourned part of the meeting:

- at Equiniti, Aspect House, Spencer Road, Lancing, BN99 6ZL, UK using the enclosed reply paid pre-addressed envelope; or
- at the facsimile number +44 (0) 1903 702 341.

Alternatively, you can lodge your voting directions online by visiting Equiniti's website and following the instructions. To use the online lodgements facility CDI holders who have registered for Equiniti's online portfolio service should log into their account at www.shareview.co.uk. CDI holders who have not registered for Equiniti's online portfolio service should go to www.sharevote.co.uk and will need their Reference Number, Card ID and Account Number (printed on the voting instruction form).

For the lodgement of your voting directions to be valid, you will need to complete the online lodgement by 12 noon (GMT) on Tuesday, 18 November 2008 or, if the meeting is adjourned, at least five working days before its resumption in relation to the adjourned part of the meeting. Voting directions received after this time will be invalid.

Voting in person

CDI holders are welcome to attend the meeting as guests, but CDI holders wishing to personally use the voting rights attaching to the Brambles ordinary shares represented by their CDIs at the meeting, would first have to effect the cancellation of their Brambles CDIs for the underlying Brambles ordinary shares so that such ordinary shares are held with a depository financial institution which is a participant in CHESS, by 7.00 pm (AEDT) on Sunday, 23 November 2008.

Further details of how such cancellation can be effected are available by writing to the Assistant Company Secretary, Brambles Limited, Level 40, Gateway, 1 Macquarie Place, Sydney NSW 2000, Australia or, for CDI holders who hold their CDIs through Equiniti Financial Services Limited, by writing to Equiniti at Aspect House, Spencer Road, Lancing, BN99 6DA UK or at corporate.nominee@equiniti.com.

SHARES AND VOTING RIGHTS

For the purposes of the UK Disclosure and Transparency Rules, as at 8 September 2008 (being the last practicable day prior to the publication of this Notice), Brambles' issued share capital consisted of 1,383,699,687 ordinary shares, carrying one vote each, therefore total voting rights were 1,383,699,687.

DIRECTIONS TO THE ANNUAL GENERAL MEETING



SYDNEY HARBOUR
SYDNEY COVE
THE OVERSEAS PASSENGER TERMINAL
CIRCULAR QUAY
FERRIES & TRAINS
Hickson Road
Argyle Street
Bradfield Highway
George Street
Cahill Expressway
Macquarie Street
Harrington
Alfred Street
Grosvenor Street
Bridge Street
Margaret Street
Pitt Street
Bent Street
Hunter Street
WYNYARD
Martin Place

Level 3, Overseas Passenger Terminal,
Circular Quay West Street, The Rocks,
Sydney NSW 2000 on Tuesday, 25 November 2008
at 10.00 am (AEDT).

The Overseas Passenger Terminal is centrally located in Sydney, within easy walking distance of Circular Quay and Wynyard stations.

If you have any questions about the location of the AGM please call Brambles Limited on +61 (0)2 9256 5222 (during business hours).

Brambles

www.brambles.com

Australian Securities & Investments Commission

BN2246965

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BRAMBLES LIMITED

ACN/ABN
89 118 896 021

Corporate key
53021322

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5233

Postal address
GPO BOX 4173
SYDNEY

Total number of pages including this cover sheet
4

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
ROBERT GERRARD

Capacity
☐ Director
☒ Company secretary

Signature
R. Gerrard

Date signed
30/09/08
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ If in response to the Annual company statement	Not required	✓	✓	✓
☒ *If not in response to the Annual company statement*	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ If in response to the Annual company statement	✓	Not required	✓	✓
☐ If not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	Not required	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	✓	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	Not required	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
	See Annexure "A" of 1 page		

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

0 5 / 0 9 / 0 8

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	*Full title if not standard*	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐ / ☐☐ / ☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Brambles Limited
ACN 118 896 021

This is annexure "A" of 1 page referred to in form 484

Robert Gerrard
Secretary

30/09/2008

C2 Issue of Shares

Share class code	Number of shares issued	Amount paid per share $	Amount unpaid per share $
ORD	13,758	0.0000	0.00
ORD	2,400	4.7400	0.00
ORD	1,616	4.7400	0.00
ORD	1,282	8.2000	0.00
ORD	1,616	4.7400	0.00
ORD	4,000	4.7400	0.00

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

18 September 2008

The Manager-Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Brambles 2008 Annual Report

Attached is the Brambles Limited Annual Report to shareholders for the year ended 30 June 2008. This document will be sent to shareholders on 26 September 2008.

The attached document is being treated as having been lodged with the Australian Securities & Investments Commission.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

{CW 00038125}

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

18 September 2008

The Manager-Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Brambles 2008 Annual Report

Attached is the Brambles Limited Annual Report to shareholders for the year ended 30 June 2008. This document will be sent to shareholders on 26 September 2008.

The attached document is being treated as having been lodged with the Australian Securities & Investments Commission.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

{CW 00038125}


Colgate

BRAMBLES LIMITED 2008 ANNUAL REPORT

Customers, Markets, People

Brambles

ABN 89 118 896 021

Our customers and their markets are in 45 countries ...



● CHEP

○ Recall

◐ CHEP and Recall

Cover: Brian Soulsby, National ECR and Supply Chain Manager of Colgate-Palmolive and Matthew Jager, Team Leader – Sales, CHEP Asia-Pacific.

Page 1: Andrew Letfallah, Recall Sales Manager - Retail, has been with Brambles for over seven years and manages a sales team of 13.



... served by more than 12,000 Brambles people.

Our people are totally committed to our customers. They know that achieving sustainable growth requires us to understand, and anticipate, our customers' changing needs and operating environments. Brambles strives for continuous improvement in customer service and satisfaction to make it easier for our customers to do business with us.



CHEP is the global leader in pallet and container pooling services.



PALLETS

CHEP's pallet pooling system helps our customers by lowering transport and distribution costs, improving handling efficiencies and safety, and reducing product damage.



REUSABLE PLASTIC CONTAINERS

CHEP's Reusable Plastic Containers reduce product damage and packaging-related costs, improve product and retailer presentation and reduce packaging waste.



AUTOMOTIVE CONTAINERS

CHEP's automotive containers help our customers by avoiding double handling of parts as automotive components move directly from suppliers to manufacturers.



INTERMEDIATE BULK CONTAINERS

CHEP's Intermediate Bulk Containers provide cost and quality assurance for the bulk packaging of liquid and dry products in the food, chemical, pharmaceutical and transport industries.





Recall is a global leader in the management of information throughout its life cycle.



CATALYST AND CHEMICAL CONTAINERS

CHEP's Catalyst and Chemical Containers provide petroleum refining and chemical industry customers a safe and efficient solution for transporting spent catalysts that is environmentally superior to bags or drums.



DOCUMENT MANAGEMENT SOLUTIONS (DMS)

Recall's DMS business benefits our customers through the secure indexing, storage, image capture and retrieval of physical and digital documents.



SECURE DESTRUCTION SERVICES (SDS)

Recall's SDS business benefits our customers by providing best practice and confidential destruction of sensitive documents and other media items of critical value to the customer.



DATA PROTECTION SERVICES (DPS)

Recall's DPS business benefits our customers by providing reliable and secure off-site storage, as well as the rotation, protection and recovery of computer back-up data.

Helping our customers to move over three million pallets and containers of product every day to markets in 45 countries

CHEP works with many of the world's leading manufacturers of fast moving consumer goods, such as Colgate-Palmolive, to provide pallet pooling solutions that reduce costs, waste and product damage and increase productivity and efficiency.

An independent life cycle analysis of CHEP USA's pallet pool found that, compared to traditional exchange and one-way pallet solutions, CHEP's system generates much less waste, uses at least 30% less energy and produces at least 33% less greenhouse gas emissions.



Working with our customers to improve supply chain efficiency

CHEP's Innovation Centre in Orlando, Florida is a facility dedicated to designing and continuously testing our pallets and containers to make them more durable and safer for use in the supply chain. Customers can work with CHEP engineers to test and validate material handling platforms and packaging to help improve the performance of their products while in storage and transit.

A major food manufacturer asked a packaging film supplier to consider shipping its product rolls on a standard CHEP pallet. After testing a number of unit load configurations, CHEP demonstrated that the rolls could be organised in a specific pattern that resulted in a 20% increase in product shipped per load and improved operating efficiencies. It also allowed the customer to have additional CHEP pallets in the supply chain for its use downstream.



One touch, fresh produce

CHEP's Reusable Plastic Containers (RPCs) are a durable, reusable, high quality product that is shipped through the supply chain and displayed in a retail environment with minimal handling. RPCs offer a one-touch solution for customers in the fresh fruit and vegetable industry, reducing damage to produce and removing cardboard from the waste stream.

CHEP's RPC agreement with Woolworths will set a benchmark in efficiency, safety and environmental performance for Australasia's fresh produce supply chain. Under the agreement, the specially designed RPCs will be retrieved and inspected before being washed and relocated for their next use. In addition to protecting produce as it travels from the farm to the supermarket shelf, CHEP's RPCs will provide reverse logistics savings, and reduce water usage and health and safety risks associated with manual handling.



Improving productivity for automotive customers

CHEP's automotive containers are designed specifically for the automotive industry to improve manufacturing efficiencies, reduce product damage and packaging waste. They also allow customers to improve supply chain productivity and reduce expenditure by integrating container control with ordering systems so containers are allocated according to demand.

CHEP is working with ChangAn Ford Mazda Automotive Nanjing in China to provide a total container management solution throughout their supply chain. CHEP's pooling model will help avoid double handling of incoming parts, increase efficiency and save costs. CHEP's people, who will be located at the customer's premises, will work with the customer and its supplier base to remove disposable packaging and replace it with returnable and reusable CHEP containers to drive further long term savings and waste reduction.


CHEP

Leading the industry in security and efficiency

Recall's industry-leading application of radio-frequency identification (RFID) technology to its carton tracking system increases the accuracy, efficiency and speed of inventory audits because it allows individual cartons to be detected three rows deep. Standard bar coding, in comparison, requires manual search and identification.

Recall can provide cost effective, 100% annual inventory and audit reporting to customers facing stringent audit compliance requirements. Previously, a million carton audit would take two years to hand-scan and complete. Recall's RFID-enabled facilities can now do it in a number of days, saving customers time and money and minimising risk exposure – an ability unprecedented in the information management industry.


3745

Environmentally sound secure destruction

Identity and intellectual property theft is a major concern throughout the world. Recall's exclusive closed loop destruction process allows customers to dispose of sensitive information and material securely and confidentially.

Globally, Recall collected, shredded and sent for recycling approximately 225,000 tonnes of paper this financial year. Recycling reduces energy and waste generation and Recall's recycling saves the equivalent of 697,000 cubic metres of landfill or the felling of about three million trees. In terms of greenhouse gas emissions, it is the same as removing over 130,000 cars from the road.



Financial Performance

Brambles delivered another year of solid results in 2008.

Sales revenue grew 13% (6% in constant currency) to US$4,358.6 million.

Comparable operating profit grew 12% (6% in constant currency) to US$1,046.9 million.

US$ MILLIONS	2008	2007	% CHANGE	% CHANGE AT CONSTANT CURRENCY
Continuing operations				
Sales	**4,358.6**	3,868.8	13%	6%
Comparable operating profit before costs relating to quality and Walmart[1]	**1,078.4**	932.8	16%	9%
Comparable operating profit	**1,046.9**	932.8	12%	6%
Profit after tax, before special items	**626.5**	585.7	7%	0%
Special items after tax	**20.4**	(152.0)		
Profit after tax, from discontinued operations	**1.8**	857.6		
Profit for the year[2]	**648.7**	1,291.3	(50%)	
Earnings per share (US cents)				
EPS before special items from continuing operations	**44.5**	37.8	18%	10%
Basic EPS	**46.0**	83.4	(45%)	
Cash flow from operations	**810.0**	875.5		
Free cash flow	**412.6**	490.2		
Net debt	**2,426.2**	1,996.9		
Gearing (net debt/net debt + equity)	**61.1%**	58.4%		
Interest cover	**10.0x**	22.9x		

Note

[1] Costs incurred by CHEP USA associated with quality improvement and innovation and transition costs as a result of Walmart's decision to modify management of pallet flows within its network in the USA.

[2] In 2007 Brambles made an US$820.7 million pre-tax (US$832.9 million post-tax) gain on sale of discontinued businesses, primarily Cleanaway UK and Asia.

To show underlying performance, constant currency comparisons are used throughout this Report. Constant currency relative performance is calculated by translating both current period and comparable period results into US$ at the actual monthly exchange rates applicable for the comparable period.

Its purpose is to show relative performance between periods before the translation impact of currency fluctuations.

Total dividend of 34.5 Australian cents, up 13%.

Cash flow from operations remained strong at US$810.0 million.

Earnings per share before special items grew 18% (10% in constant currency) to 44.5 US cents.

SALES FROM CONTINUING OPERATIONS (US$ MILLIONS)



3,275
3,522
3,869
4,359
2005: 8% 40% 36% 16%
2006: 8% 38% 38% 16%
2007: 8% 38% 37% 17%
2008: 9% 38% 36% 17%
2005
2006
2007
2008
By business:
CHEP Asia-Pacific
CHEP EMEA
CHEP Americas
Recall

COMPARABLE OPERATING PROFIT FROM CONTINUING OPERATIONS[1] (US$ MILLIONS)



619
801
964
1,074
2005: 12% 41% 33% 14%
2006: 10% 37% 41% 12%
2007: 9% 35% 44% 12%
2008: 9% 37% 42% 12%
2005
2006
2007
2008
By business:
CHEP Asia-Pacific
CHEP EMEA
CHEP Americas
Recall

CASH FLOW FROM CONTINUING OPERATIONS[1] (US$ MILLIONS)



698
752
867
847
2005: 10% 43% 34% 13%
2006: 8% 41% 40% 11%
2007: 11% 42% 37% 10%
2008: 7% 35% 43% 15%
2005
2006
2007
2008
By business:
CHEP Asia-Pacific
CHEP EMEA
CHEP Americas
Recall

EARNINGS PER SHARE (CONTINUING OPERATIONS, BEFORE SPECIAL ITEMS) (US CENTS)



18.3
25.5
37.8
44.5
2005
2006
2007
2008

Note

1 Excludes unallocated Brambles Headquarters costs.



Brambles delivered a solid performance during the 2008 financial year in what was a challenging economic environment in many markets.

GRAHAM KRAEHE AO CHAIRMAN

Brambles' solid performance in the 2008 financial year was driven mainly by volume growth across all regions of CHEP and Recall. Our balance sheet remains strong with significant unutilised credit facilities and no major debt refinancing due before November 2010. Cash flow from operations remains strong at US$810 million.

Under the on-market share buy-back program approved by shareholders at last year's Annual General Meeting, Brambles has bought back 42 million shares at a total cost of US$392 million.

The Board was pleased to declare a final dividend for the 2008 financial year of 17.5 Australian cents per share. Together with the interim dividend of 17.0 Australian cents, the total dividend for the year was 34.5 Australian cents, an increase of 13% over last year.

RETIREMENT OF DON ARGUS

On 6 February 2008, Don Argus retired as Chairman of Brambles due to his other business commitments. Don provided strong leadership during his tenure of eight and a half years, a period that involved some of the most momentous changes in Brambles' history. These changes included uniting the ownership of CHEP around the globe to create the world's largest pallet pooling operator and, more recently, simplifying Brambles' structure and successfully implementing both a CEO succession process and a new management structure to support growth.

Don made an outstanding contribution to Brambles and he left the company in a position of operational and financial strength, with a growing global footprint. On behalf of all shareholders, I would like to thank Don for his contribution to Brambles.

I thank my Board colleagues for their confidence in appointing me Chairman. Following his appointment as CEO, Mike Ihlein has reorganised the management structure and appointed a strong team who, I am confident, can deliver Brambles' growth strategy.

BOARD RENEWAL AND CORPORATE GOVERNANCE

In addition to the retirement of Don Argus, there were a number of other changes to the Board during the year. As advised last year, David Turner and Hans-Olaf Henkel retired as Directors at the conclusion of the 2007 Annual General Meeting and Dave Mezzanotte retired as a Director on 4 April 2008. Liz Doherty joined the Board as an Executive Director on 1 December 2007, following her appointment as Chief Financial Officer.

Jac Nasser resigned as a Non-executive Director on 14 January 2008 and I thank him for his excellent contribution to the Board over four years, including his service on the Remuneration Committee and the Nominations Committee.

The Corporate Governance Report on page 44 of this Annual Report outlines the key components of Brambles' governance framework. During the 2008 financial year, Brambles made the transition from the first edition to the second edition of the ASX Corporate Governance Council's Principles and Recommendations. As at 30 June 2008, the Board considers that Brambles was in compliance in all material respects with the second edition of those principles and recommendations. The Board is, however, conscious that best practice in the area of corporate governance is continuously evolving, and will therefore continue to anticipate and respond to further corporate governance developments on an ongoing basis.

SUSTAINABILITY

Brambles has recognised for many years that we must focus not only on our financial performance, but also social, ethical, environmental and other non-financial issues to ensure we create a sustainable company and sustainable shareholder value. Our Sustainability Report on page 28 provides details of our performance in these areas.

Brambles has a relatively light environmental footprint – we will not, for example, be obliged to report under Australia's new National Greenhouse and Energy Reporting System from 2009. We are committed, nevertheless, to minimising our impact on the environment and I am pleased to say that we have again maintained our position in the landmark FTSE4Good and Dow Jones Sustainability Indices.

Brambles continues to provide financial and other forms of support to a broad range of charitable and community organisations around the world. The Brambles Community Reach program provided about US$600,000 in grants during the year to help our people to support causes that benefit health, the environment or safety. More detail is provided on pages 38 and 39.

SAFETY

We are also committed to working safely and applying industry best practice to the health, safety and wellbeing of employees, customers, contractors, suppliers and the communities in which we operate. Our aim is to achieve Zero Harm, which means zero injuries and zero environmental damage.

It is with great sadness, however, that I report that Mr Ícaro Roldão Chaves de Barros Júnior, an employee of CHEP in Brazil, was fatally injured in January 2008 in a road traffic accident when he lost control of his vehicle in heavy rain and collided with a truck. On behalf of Brambles, I extend my sincere condolences to his family and friends.

OUTLOOK

Brambles is well positioned to deliver another year of sales revenue and profit growth in the 2009 financial year. Good progress is being made in a number of strategically important growth areas for CHEP, particularly food service and beverages in the USA, expansion in Germany and Poland and the emerging markets of China and India. The Company is confident of continuing to win significant new business in all markets and this will contribute to volume growth in the 2009 financial year and beyond.

All business units (CHEP Americas, EMEA and Asia-Pacific, and Recall) are expected to deliver increased sales revenue in the 2009 financial year. Ongoing focus on cost efficiencies and network optimisation will also benefit profit growth in each business unit. However, CHEP Asia-Pacific profit growth will be impacted in the near term due to its strategic investments in the emerging markets of China and India.

Brambles remains confident that an agreement will be reached with Walmart to deliver the lowest cost overall supply chain solution, although CHEP USA profit growth will be subdued in the 2009 financial year due to non-recurring Walmart transition costs.

Brambles has robust business models in both CHEP and Recall which have a continuing ability to gain significant new business. A considerable proportion of customers are involved in the fast moving consumer goods (FMCG) sector which, while not immune from downturns, generally proves less volatile in challenging economic conditions. However, Brambles recognises that the more difficult consumer environment in many markets has the potential to dampen organic growth in the short term.

Brambles has a high quality customer base, strong track record in winning new business and opportunities for growth in existing and emerging markets. While the current economic uncertainty in global markets has the potential to affect consumer sentiment, Brambles is well positioned to achieve its objective of 10% compound sustainable sales revenue growth in the medium to long term.



Brambles' performance in 2008 confirmed the strength of our business models and featured excellent early progress in the implementation of our growth strategy.

MIKE IHLEIN CHIEF EXECUTIVE OFFICER

The highlights of Brambles' financial performance during the year were:

- sales revenue up 13% (6% in constant currency) to US$4.4 billion;
- comparable operating profit up 12% (6% in constant currency) to US$1,046.9 million;
- prior to our investment in quality initiatives and the impact of transition costs relating to the management of pallet flows in the Walmart network in the USA, comparable operating profit was up 16% (9% in constant currency) to US$1,078.4 million;
- comparable operating profit margin maintained at 24%;
- earnings per share before special items up 18% (10% in constant currency) to 44.5 US cents;
- cash flow from operations remaining strong at US$810.0 million; and
- Brambles Value Added (BVA) up US$24 million to US$516 million.

It is a tribute to the excellence of our people that we delivered a solid performance given the increasingly challenging economic environment in many markets. Importantly, we continue to win significant new business, in both existing and new markets.

Brambles continues to implement a range of initiatives to effectively manage transport costs. These initiatives include optimising transport networks and using on-line auctions to meet its transport requirements. The recent acquisition of LeanLogistics, a leading provider of technology-based transport and supply chain solutions in the USA, will also enable CHEP to provide enhanced transportation management services to customers.

INVESTMENT FOR GROWTH
Brambles has extensive organic growth prospects in all its key markets as well as a number of significant geographic expansion opportunities. During the year, we commenced a strategic investment program targeted mainly at new business in CHEP.

When the program was announced in February 2008, opportunities were identified across all parts of the business. Some of the key opportunities in CHEP are the beverages and food service sectors in the USA, business expansion in Germany, Central and Eastern Europe and China, along with the establishment of a CHEP presence in India.

CHEP has made good progress on its strategic program, with capital expenditure in the 2008 financial year totalling approximately US$35 million on the following new business activities:

- increased presence in the food service sector in the USA through a significant expansion of business with Tyson Foods, which will become one of CHEP USA's largest customers;
- new business in the USA non-carbonated beverages sector, with a major manufacturer converting from 'white wood' to CHEP;
- adding a number of new customers in China, including Tsing Tao Breweries, Nestlé Waters, Asia Pacific Breweries, Nongfu Spring Mineral Water and ChangAn Ford Mazda;
- CHEP Asia-Pacific commencing operations in the rapidly growing Indian market in the latter part of the financial year; and
- CHEP EMEA winning business in Germany and adding several new customers in Poland.

Successful execution of the strategic investment program will contribute to Brambles' objective to achieve 10% compound sustainable revenue growth in the medium to long term.

INVESTMENT IN QUALITY AND INNOVATION
CHEP USA is also investing US$100 million over two years in a range of initiatives focused on quality improvement and innovation in response to customers' increased use of automation. A total of US$25.1 million was spent during the 2008 financial year. The initiatives included:

- establishing a team of plant quality representatives located at service centres which inspect, repair and re-issue pallets to customers;
- implementing automated digital pallet inspection equipment; and
- introducing the new Blue Step Pallet (currently under trial) which provides better protection for customer products and reduced pallet damage.

NEW ORGANISATION AND EXECUTIVE LEADERSHIP TEAM

In August 2007, I announced a new organisation structure to provide the support required to deliver profitable growth in both existing and new markets. The most significant change is that CHEP is now managed as three Groups:

CHEP Americas	USA, Canada, Latin America, plus LeanLogistics and the global Catalyst and Chemical Containers business
CHEP EMEA	Europe, Middle East and Africa
CHEP Asia-Pacific	Australia, New Zealand, South-East Asia, India and China

The reporting structure for Recall remains unchanged.

On 31 January 2008, I announced the three new Group Presidents for CHEP:

Kevin Shuba	Group President, CHEP Americas
Tom Gorman	Group President, CHEP EMEA
Craig van der Laan	Group President, CHEP Asia-Pacific

These outstanding executives report directly to me as part of the new Brambles Executive Leadership Team (ELT). The other members of the ELT are:

Elton Potts	President and Chief Operating Officer, Recall
Liz Doherty	Chief Financial Officer
Nick Smith	Senior Vice President – Human Resources
Jasper Judd	Senior Vice President – Strategic Development

Profiles of the ELT members are provided on pages 16 and 17. I am delighted that we were able to promote individuals with excellent skills, talent and experience from within the business and also attract external senior executives of the highest quality.

CUSTOMERS, MARKETS, PEOPLE
When I became Chief Executive Officer on 1 July 2007, I stressed that Brambles has very strong foundations on which to build its future – highly valuable service offerings, a substantial and expanding customer base in existing and new markets and excellent people with proven expertise.

To implement our growth strategy successfully, and to consolidate our position as a highly competitive global enterprise, we must be totally committed to our Customers, our Markets and our People – and also maintain our culture of continuous improvement. Led by our new Executive Leadership Team, we are working together to seize opportunities to grow, win new business and generate profitable, sustainable growth for the benefit of our shareholders. We are also working with our customers to respond to the current supply chain cost and efficiency challenges. Our performance during 2008, and our continuing success in winning new business, makes me optimistic about the medium to longer term growth outlook for our company.



Executive Leadership Team

MIKE IHLEIN
Chief Executive Officer

Mike joined Brambles as Chief Financial Officer in March 2004 and became Chief Executive Officer in July 2007. Previously, he had a long career with Coca-Cola Amatil Limited (and related companies), where he was Chief Financial Officer (1997–2004), Managing Director of Coca-Cola Amatil, Poland (1995–97) and had previously held a number of senior business development and treasury roles within that company. Mike holds a Bachelor of Business Studies (Accounting) from the University of Technology, Sydney. He is also an Associate Member of the Australian Institute of Company Directors, a CPA Australia and a member of Financial Services Institute of Australasia (Finsia). Age 53.

KEVIN SHUBA
Group President, CHEP Americas

Kevin has worked with CHEP since 1996, serving as President, CHEP USA from November 2006 until his appointment to his current role in February 2008. His previous roles at CHEP include Senior Vice President, New Business Development and Senior Vice President, Sales & Business Development. Before CHEP, he worked for insurance company Mason-McBride Inc from 1994 to 1996 and Baxter Healthcare Corporation from 1987 to 1994. Kevin attended the United States Military Academy at West Point, graduating in 1981 with a Bachelor of Science degree in Engineering. He served in various command and staff positions in the United States Army from 1981 to 1986. Age 49.

CRAIG VAN DER LAAN
Group President, CHEP Asia-Pacific, Global Head of Mergers and Acquisitions

Craig joined Brambles in 2001 and, having served continuously as a member of Brambles' global Executive Committee (now Executive Leadership Team), was appointed to his current role in February 2008. His previous roles with Brambles included as Group General Counsel, Group Company Secretary and global head of Human Resources. Prior to joining Brambles, he was a General Counsel to, and Company Secretary of, the Westfield Group. Previously, Craig was Corporate Solicitor for Australian National Industries and a solicitor with Mallesons Stephen Jaques. He holds degrees in Law (LLB (Hons)) and Arts (BA) from the University of Sydney. Age 43.

LIZ DOHERTY
Chief Financial Officer

Liz joined Brambles as Chief Financial Officer and Executive Director in December 2007. She is currently a non-executive director of SABMiller plc. Liz was Group International Finance Director at Tesco plc from 2001 to 2007. She previously had a long career with Unilever plc in increasingly senior operating finance roles based in a number of locations, including Asia and Europe. She holds a First Class Bachelor of Science degree from the University of Manchester, UK. Liz is a Fellow of the Chartered Institute of Management Accountants (FCMA) and a Fellow of the RSA. Age 50.



JASPER JUDD
Senior Vice President – Strategic Development

Jasper joined Brambles in 2002. He served as Acting Chief Financial Officer following Mike Ihlein's appointment as Chief Executive Officer in July 2007 and, before that, was Group Financial Controller for about four years. His previous roles were Interim Senior Vice President and Chief Financial Officer, CHEP Europe and General Manager, Finance & Administration. Before joining Brambles, he was Chief Financial Officer of Brainspark plc and held senior financial positions at a number of other companies including Booker plc. Jasper is a member of the Institute of Chartered Accountants in England and Wales and graduated from Cambridge University with a Master of Arts (Hons).
Age 47.

TOM GORMAN
Group President, CHEP EMEA

Tom joined Brambles in March 2008. Previously, he had a long career with the Ford Motor Company, and served as President Ford Australia from March 2004 until January 2008. His previous roles at Ford included General Sales Manager; Executive Director, North America Fleet, Lease and Remarketing Operations; Executive Director, Business Development; and Finance Director, Ford France. Before joining Ford, he worked for the Bank of Boston. Tom graduated from Tufts University in 1982 with a Bachelor of Arts degree in Economics and International Relations and in 1987 he graduated from Harvard Business School with a Master of Business Administration with distinction.
Age 48.

NICK SMITH
Senior Vice President – Human Resources

Nick joined Brambles in November 2007. Previously, Nick was the Group Human Resources Director for Inchcape plc, the international automotive retail group. Prior to this Nick spent a number of years in the telecommunications industry, firstly with British Telecom plc, and then Cable & Wireless plc. During this period, Nick spent three years working for Cable & Wireless Optus in Australia, where he was Human Resources Director. He has also worked for KPMG and Macquarie Bank. Nick is a qualified management accountant, and has a BSc (Econ) in International Politics and an MBA.
Age 47.

ELTON POTTS
President and Chief Operating Officer, Recall

Elton joined Brambles in 2002 as Vice President, Controller for CHEP USA. That same year he was appointed Vice President, Asset Management for CHEP USA, and later became Senior Vice President, Asset Management for CHEP USA in 2003. In December 2006 he was appointed Chief Operating Officer of Recall and then appointed President and Chief Operating Officer of Recall in April 2007. Before joining Brambles, Elton held various operations and finance roles with Owens-Corning and Newell Rubbermaid. He holds a degree in Financial Management from Clemson University and an MBA from Capital University.
Age 44.


CHEP

CHEP

CHEP is the global leader in pallet and container pooling services, with over 7,000 people supporting more than 345,000 customer locations in 45 countries. CHEP issues, collects, repairs and re-issues about 300 million pallets and containers from its global network of over 500 service centres to assist manufacturers, distributors and retailers to transport their products safely and efficiently.

SALES BY SERVICE (US$ MILLIONS)


3,610
3%
5%
5%
87%
3,218
2%
5%
5%
88%
2,956
2%
5%
6%
87%
2,763
3%
5%
6%
86%
2005
2006
2007
2008
Other
Automotive
RPC
Pallets

SALES BY REGION (US$ MILLIONS)


3,610
11%
45%
44%
3,218
10%
45%
45%
2,956
10%
45%
45%
2,763
10%
47%
43%
2005
2006
2007
2008
Asia-Pacific
EMEA
Americas

Sales ↑12%

CHEP delivered another year of solid profit growth and the highlights of this year's financial performance were:

- sales revenue rising 12% (6% in constant currency) to US$3.6 billion; and
- comparable operating profit rising 12% (6% in constant currency) to US$945.2 million.

Under the new organisation structure introduced during the year, CHEP is managed in three groups:

CHEP Americas	USA, Canada, Latin America plus LeanLogistics and the global Catalyst and Chemical Containers business
CHEP EMEA	Europe, Middle East and Africa
CHEP Asia-Pacific	Australia, New Zealand, South-East Asia, India and China

CHEP AMERICAS

CHEP Americas delivered a solid result in difficult economic conditions with sales revenue up 10% (8% in constant currency) to US$1,581.3 million and comparable operating profit up 7% (5% in constant currency) to US$452.8 million. Prior to investment in quality and innovation initiatives in CHEP USA and the Walmart transition costs (see right), comparable operating profit for CHEP Americas grew 15% (12% in constant currency). The profit margin remained steady at 29% which was an excellent outcome given the additional costs incurred during the year.

CHEP USA grew sales revenue by 6%, although the second half of the year was impacted by slowing demand in a significantly weaker economy. Both Canada and Latin America delivered sales revenue and comparable operating profit growth in excess of 10% (in constant currency) primarily driven by increased volume.

Reported volume growth in the USA was 2%. However, prior to the loss of a large, low margin customer to 'white wood', volume growth would have been a little over 4%. This was achieved through organic growth supplemented by net new customer wins during the year, although slowing economic demand resulted in lower volume growth in the second half of the year.

CHEP and Walmart continue to be in constructive discussion regarding Walmart's decision to modify the management of pallet flows within its network in the USA. Finalisation of an agreement is taking longer than expected due to the complex nature of the management of pallet flows in the Walmart network and the involvement of a number of third party pallet management service providers in the new arrangements.

Brambles remains confident that an agreement will be reached with Walmart to deliver the lowest cost overall supply chain solution. Brambles' objective is that the arrangements will be broadly operating cost neutral to CHEP on an ongoing basis as compared with the previous arrangements. As Walmart is not an emitter customer of CHEP, there is no impact expected on sales revenue or issue volumes from any new arrangements.

CHEP incurred transition costs relating to Walmart of US$10.9 million in the 2008 financial year, due to loss of white wood revenue and temporary additional transport costs. It is estimated that approximately US$30 million in transition costs will be incurred in the 2009 financial year.

BLUE STEP PALLET
The Blue Step Pallet, which will be launched in the 2009 financial year, has been designed by CHEP engineers to enhance protection for customers' products while also reducing pallet damage.





Every day, CHEP manages the movement of about half a million Reusable Plastic Containers (RPCs) to over 1,600 customers around the world. Fruit and vegetables are loaded from the field or processing facility directly into the RPC – a durable, reusable, high quality container that can be shipped through the supply chain and displayed in a retail environment with minimal handling.

A number of significant customer wins during the 2008 financial year will contribute strongly to volume in the 2009 financial year and beyond. During the year, CHEP USA won new business with estimated annualised sales of more than US$100 million. CHEP USA's growth in the food service sector through business expansion with Tyson Foods, the world's largest processor and marketer of chicken, beef and pork, is particularly significant. This is the largest customer win by CHEP USA for several years and will make Tyson Foods one of CHEP USA's largest customers.

CHEP USA also continued to roll out Total Pallet Management initiatives to both emitters (including manufacturers) and distributors (including retailers). In the 2008 financial year, seven emitter and five distributor sites were added. (Total Pallet Management involves CHEP employees or subcontractors handling, inspecting and sorting inbound pallets at a customer distribution centre.)

CHEP Canada had strong sales revenue growth driven by increases in organic and new business. CHEP Latin America achieved strong sales revenue growth through a combination of organic growth with major customers, lane expansion and new business, particularly in Mexico and Brazil.

In the second half of the financial year, Brambles acquired LeanLogistics, a leading US provider of technology-based transport and supply chain solutions, for US$45 million. This acquisition will enable CHEP to provide a new and value-enhancing service to both existing and new customers. LeanLogistics is making excellent progress on its transport optimisation solution for a wide range of customers.

CHEP EMEA

CHEP EMEA increased sales revenue by 13% (4% in constant currency) to US$1,642.1 million and comparable operating profit by 18% (9% constant currency) to US$396.5 million. The primary drivers of profit growth during the year were volume increases and European network efficiencies.

CHEP EMEA had 4% volume growth across all major platforms, with Europe delivering 3% volume growth, predominantly through new business in B1208A and display pallet volume as well as new business wins in automotive containers.

The sales pipeline for CHEP Europe continues to strengthen, and during the year the European team won new business with estimated annualised sales of more than US$80 million. Key growth segments include beverages, food, transporters and DIY (Do It Yourself) industries.

Increased operating efficiencies helped drive CHEP Europe's improved performance. Transport costs were US$14 million lower than last year, equivalent to a one percentage point reduction in the transport cost ratio (transport costs as a proportion of revenue) to 22%. This was largely due to improved network efficiencies in the United Kingdom.

The Managed Recovery service offering has given CHEP UK customers greater flexibility while maintaining CHEP's control over its pallets. More than 43% of available flows have converted to Managed Recovery and all of the UK's top nine grocery retailers have some Managed Recovery flows in and out of their networks. (Managed Recovery involves CHEP collecting empty trade quality pallets and returning them to the manufacturer. This service can be used in conjunction with CHEP's exchange and one-way trip pallet pooling models to minimise the supply chain costs of the manufacturer and retailer.)

CHEP Middle East and Africa continued to perform strongly driven primarily by robust organic growth in South Africa.



Beverage manufacturers, bottlers, distributors and retailers benefit from CHEP's pallet pooling system because it reduces product damage, lowers transportation costs, improves handling efficiencies and safety, and eliminates the need for customers to purchase and repair pallets.

CHEP ASIA-PACIFIC

CHEP Asia-Pacific increased sales revenue by 20% (5% in constant currency) to US$386.9 million and comparable operating profit by 10% (down 5% in constant currency) to US$95.9 million. This result includes start-up costs in China and India as well as costs associated with the implementation of new information systems in Australia and New Zealand.

The investments in China and India will continue to impact comparable operating profit in the short to medium term – but they are helping to build the foundations for strong future growth in these exciting new markets.

During the year, CHEP Asia-Pacific continued to win new customers in China including Tsing Tao Breweries, Nestlé Waters, Asia-Pacific Breweries, Pearl River Breweries and Nongfu Spring Mineral Water. CHEP Asia-Pacific also signed a three-year agreement with ChangAn Ford Mazda Automotive Nanjing to provide total container management solutions through their supply chain.

CHEP entered the rapidly growing Indian market during the year and progress is encouraging. Pallet trials with two major manufacturers have been completed successfully and larger scale pilot programs in both pallets and automotive containers have been implemented. Pallet shipments to CHEP's first customers in India commenced toward the end of the financial year.

STRENGTH OF THE CHEP MODEL

The CHEP business model delivers substantial benefits to customers and others in the supply chain, including:

- consistent, high quality platforms;
- lower supply chain costs;
- reduced product damage;
- faster loading and unloading;
- lower transport costs;
- lower disposal costs;
- on-site management; and
- environmental sustainability.

Further information about the environmental benefits of the CHEP model, including the way it reduces the amount of lumber used to build pallets and the amount of lumber that goes to waste, is provided in the Sustainability Report on page 28.

While the CHEP pallet pooling model is strong, CHEP continues to drive a culture of continuous improvement by using a program called Perfect Trip. Perfect Trip employs Six Sigma Methodology – that is, using facts, data and statistical analysis to improve and reinvent business processes – to grow sales, reduce costs and improve quality and customer satisfaction.

In addition, CHEP established a number of global councils three years ago that bring together team leaders from around the world to identify and leverage best practices, align policies and procedures and share resources for the maximum benefit of CHEP and its customers.

There are currently 11 global councils focusing on the following areas: Operations, Finance, Human Resources, Health and Safety, Marketing, Sourcing, Asset Management, Sales, Logistics, Quality and Perfect Trip.

The guiding principle for the global councils is to prioritise opportunities that will drive additional value over and above what exists in the CHEP business today.

CHEP is a leader in innovation and technology. As illustrated on page 5 of this Annual Report, CHEP's Innovation Centre in Orlando, Florida is dedicated to continuously improving CHEP pallets and containers and working with customers to help improve the performance of their products while in storage and transit. CHEP also has a dedicated radio frequency identification (RFID) team that is working with customers and industry experts to identify the optimal tag/reader configurations for use with CHEP pallets and containers within the extended supply chain.



recall

Recall is a global leader in the management of information throughout its life cycle.

Its 4,500 Team Members service nearly 80,000 customers, working in approximately 300 dedicated operations centres in over 20 countries, on five continents. Recall provides secure storage, retrieval and destruction of digital and physical information according to global standard operating procedures to ensure security, efficiency, customer satisfaction and sustainability.

SALES BY SERVICE (US$ MILLIONS)


748
10%
24%
66%
650
11%
23%
66%
566
11%
24%
65%
512
12%
26%
62%
2005
2006
2007
2008
Data Protection Services
Secure Destruction Services
Document Management Solutions

SALES BY REGION (US$ MILLIONS)


748
3%
25%
27%
45%
650
3%
24%
26%
47%
566
3%
22%
26%
49%
512
2%
18%
30%
50%
2005
2006
2007
2008
Rest of World
Australia/New Zealand
Europe
Americas

Sales ↑15%

The highlights of Recall's financial performance during the year were:

- sales increasing by 15% (7% in constant currency) to US$748.3 million;
- comparable operating profit increasing by 8% (down 2% in constant currency) to US$128.4 million;
- cash flow from operations increasing by US$41.3 million to US$127.7 million; and
- carton volume growth of 8%.

All regions achieved good sales revenue growth, primarily driven by solid volume growth, mainly in Document Management Solutions and new customer wins. In constant currency terms, European sales revenue increased by 10%, Americas by 5% and Rest of the World by 7%. All regions achieved robust comparable operating profit growth apart from North America where performance has been impacted by higher costs.

Recall is focused on improving the efficiency and business excellence of its Americas business with turnaround initiatives currently being implemented.

Excellent progress is being made on the rollout of the Bank of America contract in the USA – it has already reached one million cartons in storage.

During 2008, Recall invested in new information centre facilities in the UK, USA and France.

Importantly, there are many growth opportunities for Recall in all its major markets. Ongoing complexity and stringency of regulatory requirements, such as "Sarbanes-Oxley", is underpinning future growth because it increases the need for secure information management solutions. Identity and intellectual property theft is a major concern throughout the world and this is increasing the need for companies to put in place sound information management procedures and controls. In addition, digital technology is creating more information for storage and management – both physical and digital.

Furthermore, Recall leads the industry in designing and implementing solutions that bridge the gap between physical and digital information management with its Integrated Solutions service offering. Increasing focus on availability of critical information, disaster recovery and contingency planning worldwide will continue to expand the demand for Recall's expertise in this area of the business.

More broadly, the "unvended" market opportunities for Recall are extensive. Unvended is the industry term for information management processes that are not currently outsourced to companies like Recall. It is estimated that Recall has less than 5% of the global market.

Recall has achieved high scores in independent customer satisfaction surveys in all countries and has strong customer loyalty. Recall is focused on continuous improvement and applies Six Sigma and Lean methodologies to identify, implement and further improve best practices in its operations worldwide. Recall aims to pass on the benefits of these practices to its customers, for example in the key areas of security and technology. Recall vehicles equipped with global positioning systems (GPS) and biometric access at Recall facilities have both become part of Recall's operations while the ReQuest Web platform allows DMS customers to manage all of their holdings, schedule deliveries and collections, and establish administrative rules in a secure online environment.

Recall is also consolidating its position as the industry leader in RFID (radio frequency identification) technology. RFID tagging sets the standard for identification, inventory and tracking of customers' document and electronic data archives and adds a new layer of security and management efficiency to Recall's industry-leading information management solutions.

At Recall's RFID-enabled facilities, RFID tags are attached to Recall cartons and "read" by specially designed RFID equipment. This is favourable to placing bar codes on cartons, because RFID tags can be read through three rows of cartons – something that is not possible with standard bar code technology. RFID processes are completed much more quickly and accurately than bar code processes and this improves customer service and satisfaction.

RFID technology is also helping Recall to achieve its objective of Perfect Order – that is, delivering a customer's order on time, completely and in accordance with Recall's Standard Operating Procedures.

DOCUMENT MANAGEMENT SOLUTIONS (DMS)
Recall's largest service line is DMS, which provides secure indexing, storage, image capture and retrieval of information to small and large companies around the world.







Brambles is well positioned to continue to deliver revenue and profit growth.

GRAHAM KRAEHE AO
Chairman

Board of Directors

LUKE MAYHEW
Non-executive Director

TONY FROGGATT
Non-executive Director

LIZ DOHERTY
Chief Financial Officer and Executive Director





We continued to win significant new business during 2008 and this makes me optimistic about the medium to longer term growth outlook for our company.

MIKE IHLEIN
Chief Executive Officer and Executive Director

STEPHEN JOHNS
Non-executive Director

DAVID GOSNELL
Non-executive Director

CAROLYN KAY
Non-executive Director



Board of Directors

GRAHAM KRAEHE AO
Non-executive Chairman (Independent)
Chairman of the Nominations Committee
and member of the Remuneration Committee.
Rejoined the Board in December 2005, was appointed Deputy Chairman in October 2007 and Chairman in February 2008. He is currently a member of the Board of the Reserve Bank of Australia, Chairman of Bluescope Steel Limited and a director of Djerriwarrh Investments Limited. Graham was a Non-executive Director of Brambles from December 2000 until March 2004, when he retired due to commitments in his past role as Chairman of National Australia Bank Limited. He has also been the Managing Director and Chief Executive Officer of Southcorp Limited and a non-executive director of News Corporation. Graham has a Bachelor of Economics degree from Adelaide University. He is an Officer of the Order of Australia. Age 65.

LIZ DOHERTY
Chief Financial Officer and Executive Director
Joined Brambles as Chief Financial Officer and Executive Director in December 2007. She is currently a non-executive director of SABMiller plc. Liz was Group International Finance Director at Tesco plc from 2001 to 2007. She previously had a long career with Unilever plc in increasingly senior operating finance roles based in a number of locations, including Asia and Europe. She holds a First Class Bachelor of Science degree from the University of Manchester, UK. Liz is a Fellow of the Chartered Institute of Management Accountants (FCMA) and a Fellow of the RSA. Age 50.

TONY FROGGATT
Non-executive Director (Independent)
Member of the Nominations Committee
and the Remuneration Committee.
Joined Brambles as a Non-executive Director in June 2006. Currently a non-executive director of AXA Asia Pacific Holdings Limited and Billabong International Limited. Previously, he was Chief Executive of Scottish & Newcastle plc from May 2003 to October 2007. Tony began his career with the Gillette Company and has held a wide range of sales, marketing and general management positions in many countries with major consumer goods companies including HJ Heinz, Diageo and Seagram. He holds a Bachelor of Law degree from Queen Mary College, London and an MBA from Columbia Business School, New York. Age 60.

DAVID GOSNELL
Non-executive Director (Independent)
Member of the Audit Committee.
Joined Brambles as a Non-executive Director in June 2006. He is Managing Director of Global Supply and Procurement for Diageo plc, leading a global team of 9,000 people across manufacturing, logistics and technical operations as well as managing Diageo's multi-billion dollar procurement budget. Prior to joining Diageo, David spent 20 years at HJ Heinz where he served on the UK board and held various European operational positions. He holds a Bachelor of Science degree in Electrical and Electronic Engineering from Middlesex University, England. Age 51.

MIKE IHLEIN

Chief Executive Officer and Executive Director

Joined Brambles as Chief Financial Officer in March 2004 and became Chief Executive Officer in July 2007. Previously, he had a long career with Coca-Cola Amatil Limited (and related companies), where he was Chief Financial Officer (1997–2004), Managing Director of Coca-Cola Amatil, Poland (1995–97) and had previously held a number of senior business development and treasury roles within that company. Mike holds a Bachelor of Business Studies (Accounting) from the University of Technology, Sydney. He is also an Associate Member of the Australian Institute of Company Directors, a CPA Australia and a member of the Financial Services Institute of Australasia (Finsia). Age 53.

STEPHEN JOHNS

Non-executive Director (Independent)
Chairman of the Audit Committee and member of the Nominations Committee.

Joined Brambles as a Non-executive Director in August 2004. He is currently a non-executive director of the Westfield Group, Chairman of Spark Infrastructure Group and a director of Sydney Symphony Orchestra Limited. Previously Stephen had a long executive career with Westfield where he held a number of positions including that of Finance Director from 1985 to 2002. He has a Bachelor of Economics degree from the University of Sydney and is a Fellow of the Institute of Chartered Accountants in Australia. Age 61.

CAROLYN KAY

Non-executive Director (Independent)
Member of the Audit Committee.

Joined Brambles as a Non-executive Director in June 2006. She is a director of Commonwealth Bank of Australia Limited and the Starlight Foundation and an external board member of Allens Arthur Robinson. Carolyn has had extensive experience in international finance at Morgan Stanley in London and Melbourne, JP Morgan in New York and Melbourne, and Linklaters & Paines in London. She holds Bachelor degrees in Law and Arts from the University of Melbourne and a Graduate Diploma in Management from the AGSM. Carolyn is a Fellow of the Australian Institute of Company Directors and a member of Chief Executive Women. She was awarded a Centenary Medal for services to Australian society in business leadership. Age 47.

LUKE MAYHEW

Non-executive Director (Independent)
Chairman of the Remuneration Committee.

Joined Brambles as a Non-executive Director in August 2005. He is a non-executive director of WH Smith plc and Chairman of Pets at Home Group Limited. Luke was Managing Director of John Lewis, the UK's leading department store business, from 2000 to 2004 and Director of Research and Expansion at John Lewis Partnership plc, which also includes the Waitrose supermarket operation, from 1992 to 2000. He previously held senior positions at Thomas Cook and British Airways and was Chief Executive of Shandwick's European business. He has a Bachelor of Arts (Honours) degree from Oxford University and a Master of Economics degree from the University of London. Age 55.



Sustainability Report

In recent years, the summary of our performance in social, ethical, environmental and other non-financial areas has been called the Corporate Social Responsibility (CSR) Report.

From this year it will be called the Sustainability Report – because we believe our performance in all these areas plays a vital role in creating a sustainable company for the future and sustainable shareholder value.

While we have changed the name of this report, our Sustainability and CSR policies have been integrated into our core values for many years and remain fundamental to the way we do business around the world.

I am again proud to confirm that Brambles has retained its listing in the Dow Jones Sustainability Index, the FTSE4Good Index and several other independent measures of our Sustainability and CSR performance.

These results have been achieved because both CHEP and Recall are focused firmly on improving their Sustainability performance, including the Brambles-wide commitment to Zero Harm – which means zero injuries and zero environmental damage.

Whilst we did not deliver in 2008 the same improvement in greenhouse gas emissions and energy intensity as we have done in the previous four years, we nevertheless believe that both CHEP and Recall make a positive contribution to sustainable business practices. CHEP's pallet pooling model, for example, reduces the amount of lumber used to build pallets and the amount of lumber that goes to waste because:

- the lumber used is harvested from sustainable sources;
- CHEP pallets are higher in quality and have a longer useful life than alternative platforms;
- CHEP pallets are continuously inspected, repaired and reused; and
- the clear sense of ownership and controlled end-of-life management of our pallets maximises recycling and therefore reduces waste sent to landfills.

On the opposite page, you can see how our US and European teams are allowing our customers to calculate the environmental benefits of the CHEP pooling model.

On page 32, we provide examples of Recall's Sustainability achievements, including the recycling of paper from its Secure Destruction Services business.

As these examples show, Brambles remains committed to continuous improvement through monitoring best practice, minimising our environmental impact and supporting our local communities.

MIKE IHLEIN
CHIEF EXECUTIVE OFFICER



CASE STUDY
CHEP environmental calculators

CHEP USA has developed a website that enables any USA company to easily calculate how much they can reduce solid waste, greenhouse gas emissions and energy consumption by using the CHEP pallet pooling system instead of alternative shipping platforms such as white wood or disposable pallets.

It also shows how different platforms affect transportation and procurement costs, product damage and product handling productivity.

The environmental calculations generated by the website are based on findings from a comprehensive third-party Life Cycle Inventory Analysis conducted last year on CHEP USA's pallet pooling system. This report showed that CHEP pooled pallets produce much less solid waste, require less total energy and generate less greenhouse gas emissions than non-pooled and one-way systems. A copy of the study is available on the Brambles website. Based on these findings, in 2007, use of CHEP USA's pallet pool eliminated approximately 1.1 billion kilograms of solid waste, saved eight trillion BTUs (British Thermal Units) of energy and avoided 634 million kilograms of greenhouse gas emissions.

The US energy savings alone, when compared to one-way disposable pallets, were enough to power every household in Tampa and Orlando, Florida for an entire year. The saving in solid waste was the equivalent of more than 100,000 garbage-filled trucks while gas emission reductions equalled the annual exhaust emissions of over 118,000 cars.

In Europe, CHEP has worked with Leeds University to develop a similar calculator that demonstrates the significant environmental benefits of the CHEP pallet pooling system when compared with returnable white wood or disposable pallet alternatives over a 10 year period.

The model measures the operational and pooling efficiencies of CHEP, the responsible use and conservation of lumber during the entire pallet life cycle (including production and repair) and the ongoing environmental benefits from the trees that would otherwise be felled if non-CHEP shipping platforms were used.

The CHEP environmental calculator is installed on every CHEP Europe sales representative's laptop, enabling the team to quantify the benefits of CHEP to existing and potential customers.

To use the calculator, a range of data is inserted into the model including the number of pallet movements, cycle time, damage rate, pallet size and transportation distances. The benefits are then quantified in the number of trees saved from being cut down and reduced carbon dioxide emissions.

The calculator shows that, over a 10 year period, use of CHEP Europe's pallet pool will save more than 242 million trees from being felled when compared with one-way disposable pallets. This represents an area of 8,500 square kilometres.

According to Leeds University's Dr Darron Dixon-Hardy, who worked with CHEP to test and validate the calculator, it is "the perfect tool to demonstrate to potential customers that they can significantly reduce their environmental footprint. The solution does not necessarily lie in planting more trees, but rather in avoiding felling them in the first place – and this is where CHEP has an important role to play".

SUSTAINABILITY REPORT PARAMETERS

This Sustainability Report covers the 2008 financial year. Last year's CSR Report was contained within last year's Annual Report and is available on the Brambles website (www.brambles.com).

Where possible, Brambles has provided comparisons between this year's data and data from previous years. Some data has not been compiled in previous years, however, and therefore comparison is not possible. Where data is being provided for the first time, it will be used for comparisons in future reports.

Further information about Brambles' Sustainability and CSR policies, practices, performance and reporting can be obtained by contacting the Vice President Corporate Affairs at exchange@brambles.com.

SUSTAINABILITY AND CSR POLICIES

Brambles' policies are communicated to all employees and are available on the Brambles website.

The Brambles Executive Leadership Team (see pages 16 and 17) helps to formulate Sustainability and CSR policies and its members are responsible for implementing Sustainability and CSR policies across the organisation.

The Group Risk Committee establishes, monitors and reviews internal control and risk management systems around agreed policies, including Sustainability and CSR policies, and reports regularly to the Board.

RECOGNITION

During the year, Brambles retained its listings in the Dow Jones Sustainability Index (DJSI) and the FTSE4Good Index, two of the most authoritative international guides for socially responsible investors.

Inclusion in the FTSE4Good Index means Brambles meets globally recognised corporate responsibility standards and practices. Inclusion in the DJSI means Brambles is considered to be among the leading 10% of corporations in its sector. In fact, Brambles is ranked as a Sustainability Leader in the Support Services industrial sector.

Brambles is also a founding member of the FTSE ISS Corporate Governance Index Series, which focuses on best corporate governance practice by listed entities.

Brambles is a constituent of the Ethibel Excellence Sustainability Index, which is designed to list best-in-class companies across sectors and regions in terms of sustainable development and stakeholder involvement. Brambles was also recognised by AuSSI, the Australian SAM Sustainability Index, as being the sustainability leader of the Commercial Services and Supplies sector.

GOVERNANCE

The Corporate Governance Report on pages 44 to 53 of this Annual Report provides details of Brambles' corporate governance framework as well as risk management, internal compliance and control measures. The principal risks and uncertainties facing Brambles are set out in Section 7.2 of the Corporate Governance Report and are also on the Brambles website under the subsection 'Brambles Risk Profile'.

The Brambles Board has eight members and information on each member is provided on pages 26 to 27 of this Annual Report. The Corporate Governance Report outlines the role, composition and independence of Board members. It also provides information on how conflicts of interest are avoided and performance is reviewed.

Shareholders are encouraged to provide feedback to the Board. Opportunities to do so are outlined in the Corporate Governance Report.

Details on the remuneration of Board members, senior executives and managers are provided in the Remuneration Report on pages 60 to 72.

COMMITMENT

During the 2008 financial year, Brambles made the transition from the first edition to the second edition of the ASX Corporate Governance Council's Principles and Recommendations. As at 30 June 2008, the Board considers that Brambles was in compliance in all material respects with the second edition of those principles and recommendations

Brambles endorses the United Nations Universal Declaration of Human Rights and has incorporated this Declaration into its policies and Code of Conduct.

ENGAGEMENT

Brambles actively seeks feedback from its key stakeholders and each key stakeholder group has a primary point of contact within Brambles who is responsible for appropriate engagement and action:

Customers	Group Presidents of CHEP President and Chief Operating Officer, Recall
Investors	Vice President Investor Relations
Employees (including contractors)	Company Secretary (human rights) Vice President Group Risk and Audit (safety)
Community and the environment	Vice President Corporate Affairs Vice President Group Risk and Audit
Suppliers	Group Presidents of CHEP President and Chief Operating Officer, Recall
Government and regulatory bodies	Company Secretary Group Presidents of CHEP President and Chief Operating Officer, Recall

Brambles holds regular meetings with regulatory bodies, government and non-government organisations and also conducts customer and supplier surveys and consultation forums, local community forums and focus groups.

Brambles follows a calendar of regular disclosure to the market on its financial and operational results. The calendar, which is available on the Brambles website, includes dates for the release of half-year and full-year results, other financial information, shareholder meetings and Brambles' involvement in major investment conferences.

Brambles recognises the importance of its relationship with investors and analysts. From time to time, Brambles holds briefings to provide information and seek feedback from analysts and investors. At least two Brambles representatives attend all briefings, one of whom is usually the Vice President Investor Relations. A record of the briefing is maintained and a copy of any presentation material is placed on the Brambles website.

During the 2008 financial year, the following presentations and teleconferences were made to analysts and the investment community:

2 August 2007	Mike Ihlein presentation Accelerating Growth: Building on Strong Foundations
22 August 2007	Full-Year Results briefing
24–29 October 2007	Operations Review presentations in New York, Orlando and London
16 November 2007	Annual General Meeting, Brisbane
21 February 2008	Half-Year Results briefing
18 April 2008	Teleconference regarding Total Pallet Management arrangements with Walmart
24 June 2008	Teleconference regarding Trading Update for the 11 months to 31 May 2008

All information and presentation materials provided at these meetings were released to the stock exchanges and are available on the Brambles website.

Brambles encourages vigorous and robust analysis by the investment community and a policy of consistent access and treatment is applied, irrespective of the views and recommendations expressed.

Brambles uses the Annual General Meeting to communicate with shareholders about its financial situation, performance, ownership, strategies and activities. General Meetings allow an opportunity for shareholder participation. The Vice President Investor Relations and Company Secretary deal with shareholder enquiries at other times.

The Brambles Engagement Survey involves all employees and is confidential. It surveys employees' perceptions of their workplace and the data is used to track progress from previous surveys, measure Brambles against internal and external best practice and identify key actions for improvement.

The most recent survey was conducted in April 2008. The response rate set a new global Brambles benchmark of 86%. The results of the survey were communicated to employees in each business and were used to identify and understand concerns at a local level and to drive action to address any concerns. The next employee survey will be conducted in April 2009.

Following its formation in 2004, the Brambles European Works Council meets formally on an annual basis. Its purpose is to bring together management and elected workers' representatives from all the EU Member States in which Brambles operates. Representatives are consulted, receive information and give their views on a range of transnational issues such as health and safety, business performance, sales activity, business developments and employment trends. At the last meeting held in Lisbon in June 2008, Tom Gorman, Group President CHEP EMEA, Nick Smith, Senior Vice President – Human Resources and other senior management attended and took part in wide-ranging discussions concerning Brambles, CHEP and Recall.

OUR SUSTAINABILITY APPROACH AND PERFORMANCE

Economic

Brambles' financial performance is reported in detail in this Annual Report.

Environmental

Protection of the environment and the Sustainability of our activities are fundamental to the way Brambles does business.

One of Brambles' Shared Values is that we always act with integrity and respect for the community and the environment. We are firmly committed to sound environmental practice in our daily operations.

Brambles is committed to achieving Zero Harm. This means zero injuries and zero environmental damage. We believe the community has the right to expect that every employee will care for the environment. We consider the environment in decisions concerning the development of projects, the selection of commercial partners and suppliers and the launch of new products or services.

Our respect for the environment means Brambles is committed to using resources more efficiently, minimising waste and encouraging the sustainable use of our products and services.

ENVIRONMENTAL POLICY

Environmental policy is set by the Board and applies in all countries where Brambles operates – even in countries that do not have comprehensive laws protecting the environment.

It is a minimum requirement that all Brambles operations comply with all relevant environmental laws and regulations. We further expect all employees to care for the environment by adopting the following principles:

- strive to achieve best environmental practices in the industry;
- continually improve the efficiency of our use of raw materials and energy per unit output;
- minimise the generation of emissions and waste per unit output;
- dispose of unavoidable waste in a responsible manner;
- minimise social impacts such as noise and loss of visual amenity;
- respond to any community environmental concerns with integrity, honesty and respect; and
- ask our contractors and suppliers to adhere to the same environmental standards that we do.

Each business sets appropriate environmental performance targets, monitors progress and reports results.

The Brambles Environmental Policy requires every business unit to ensure that it adheres to these principles. Site environmental management plans are required at all operating locations and are to include:

- appropriate containment, storage and disposal of wastes and other potential contaminants;
- management and monitoring of air emissions, waste water discharges and waste stream releases;
- effectiveness of truckwash and stormwater containment facilities;
- maintenance and monitoring of fuel storage tanks;
- containment systems in the event of accidents such as equipment fires, breakdowns and vehicle collisions;
- paint spraying emission minimisation;
- noise and dust abatement;
- preservation of visual amenity;
- regulatory and licensing requirements; and
- any other community-sensitive environmental issues.

Environmental audits are conducted periodically to evaluate compliance with applicable laws and regulations and implementation of this policy.


recall

While Recall Australia's Information Centre in Greystanes, Sydney covers 20,000 square metres, its use of natural light, electric picking system and ability to capture rainwater mean its carbon footprint is relatively small.

ENVIRONMENTAL COMPLIANCE AND MANAGEMENT

Senior managers are required to provide a statement on environmental compliance twice each year. In addition, each business prepares regular environmental compliance reports for the Group Risk Committee and the Board.

ENVIRONMENTAL PERFORMANCE

Brambles' businesses benefit the environment by providing reusable product transport systems and recycling wood and paper.

Recall assists customers to reduce material usage by providing space- and paper-efficient document archival and retrieval solutions. As a direct benefit of its digitisation capabilities and integrated solutions, customers are likewise able to reduce their dependence on physical transportation to review information secured by Recall.

Recall also collects, shreds and sends for recycling about 225,000 tonnes of paper each year, which equates to approximately three million trees.

The CHEP pallet pooling system of reusing and recycling pallets significantly reduces customers' use of resources and waste by an estimated seven million tonnes of landfill a year in the USA alone. The solid waste reduction is the equivalent of 2.85 million Chilean Radiata pine trees, saved on an annual basis by CHEP USA operations alone.

CHEP in the USA and Europe offers customers environmental calculators that demonstrate the carbon emission savings made by using the CHEP pallet pooling system (see case study on page 29).

CHEP also operates a pool of more than 30 million reusable plastic containers. These containers are a substitute for cardboard packaging used to transport fresh fruit and vegetables and therefore reduce waste by avoiding the need for many thousands of tonnes of cardboard boxes.

Brambles is committed to improving the efficient use of its own resources and minimising generation of waste.

CASE STUDY

Recall Australia

Recall Australia's Secure Destruction Services business securely destroys and recycles about 30,000 tonnes of paper and cardboard each year, the equivalent of approximately 93,000 cubic metres of landfill space and 374,000 trees. In terms of greenhouse gas emissions, it is the same as removing 2,764 cars from the road every year.

As this paper comes from customers, Recall is currently developing an invoice that includes environmental metrics, such as the volume of paper recycled, so customers can demonstrate that their waste paper has been dealt with in an environmentally efficient way.

More broadly, Recall Australia is making a concerted effort to reduce the carbon footprint of not only its customers but also itself.

An example is Recall's Information Centre in Greystanes, a Sydney suburb. This purpose-built 24 metre high building has capacity to store over six million cartons and its construction included a number of design features to reduce its carbon footprint.

For instance, it has been built to take advantage of natural light, avoiding the need to install fluorescent lighting to cover its 20,000 square metres of floor space. This has the added advantage of significantly reducing the risk of fire.

The automated electric carton picking system eliminates the need for diesel-powered forklifts and the building's large roof surface is used to capture rainwater for use on the facility's gardens and lawns.



CHEP has policies in place to obtain lumber from certified sources. In South Africa, CHEP now owns four pine tree plantations and plans to purchase more in the years ahead.

WHERE DOES OUR LUMBER COME FROM?

During the year, Brambles established a dedicated team to enhance its lumber sustainability practices. The team facilitates world class procurement governance in terms of strategic sourcing, consistent procurement processes and support of environmental sustainability efforts.

CHEP, the only purchaser of lumber within Brambles, maintains strict lumber sourcing policies. These policies support the replenishment of natural resources by sourcing lumber from plantations and state-managed forests and requiring managed forest certifications from all suppliers. Our suppliers are audited and certified against rigorous standards for responsible timber harvesting, reforestation and biodiversity preservation.

CHEP does not source lumber from forests or forest product suppliers unless it is confident that the supplier is likely to be complying with all relevant legislation relating to the trade in forest products. CHEP does not source from protected areas, parks or similar areas where harvesting operations are not complementary to responsible forestry management. Furthermore, CHEP has taken steps to assure itself of the provenance and quality of its lumber by instituting an audit program at a number of points in its lumber supply chain. CHEP Americas has a relationship with Conservation International, an organisation that specialises in global biodiversity conservation and sustainable forestry, to ensure environmental excellence in our business and sourcing practices.

CHEP South Africa has acquired four plantations in recent years with approximately 171,280 cubic metres of standing trees. The plantations have mature pine trees ready for harvesting and milling into sawn board for use as repair material for CHEP South Africa's pallet pool.

CHEP Australia is a Patron of the Gottstein Trust, a leading supporter of forestry research and education.

CHEP also minimises the impact of its internal waste generation by ensuring that scrap pallets and containers are recycled for uses including animal bedding, mulch and fuel.

HOW DOES CHEP REDUCE THE USE OF LUMBER?

CHEP's pallet pooling model reduces the amount of lumber used to build pallets and the amount of lumber that goes to waste because:

- the lumber used is harvested from sustainable sources;
- CHEP pallets are higher in quality and have a longer useful life than alternative platforms;
- CHEP pallets are continuously inspected, repaired and reused; and
- the clear ownership of the CHEP pool and the controlled end-of-life management of CHEP pallets maximises recycling and therefore reduces waste sent to landfills.

CHEP USA engaged an independent contractor in 2007 to conduct a detailed analysis of the life cycle inventory of its wood pallet systems.

The study found that CHEP USA's system generates much less production waste and recycling/disposal waste than the non-pooled exchange and one-way systems. The solid waste reduction is the equivalent of 2.85 million Chilean Radiata pine trees each year.

In addition, the study found that CHEP uses at least 30% less energy and produces 33% less greenhouse gas emissions than traditional exchange and 136% less than whitewood one-way systems.

Whilst this study was conducted in the USA, it is indicative of CHEP's pooled pallet system worldwide. A copy of the study is available on the Brambles website (www.brambles.com).



CO₂ equivalent emission intensity
0.200
0.180
0.160
0.140
0.120
0.100
0.080
0.060
0.040
0.020
0.000
Kg of CO₂ per USD of sales revenue
2003
2004
2005
2006
2007
2008
CHEP
Group
Recall



Energy intensity
1.800
1.600
1.400
1.200
1.000
0.800
0.600
0.400
0.200
0.000
Megajoules per USD of sales revenue
2003
2004
2005
2006
2007
2008
CHEP
Group
Recall

ENERGY USE AND GREENHOUSE GAS (GHG) EMISSIONS

Like most businesses, Brambles contributes to climate change through its transport operations and the consumption of electricity, both of which entail burning fossil fuels.

However, Brambles has a relatively light environmental footprint. For instance, Brambles does not expect its operations to be obliged to report under Australia's new National Greenhouse and Energy Reporting System. Nevertheless, both CHEP and Recall track their generation of GHG emissions, along with other relevant eco-efficiency measures including energy and transport fuel usage.

In 2008, Brambles did not maintain the same level of improvement in its GHG emission and energy use intensities as it demonstrated over the preceding four years. Brambles notes that, because its environmental footprint is so light, even small changes in its operational activities can have a relatively large impact on the intensity measures.

ENVIRONMENTAL COMPLIANCE

Except as set out below, the operations of the Group in Australia are not subject to any particular and significant environmental regulation under a law of the Commonwealth or a State or Territory. The operations of the Group in Australia involve the use or development of land, the use of transportation equipment and the transport of goods. These operations may be subject to State, Territory or Local government environmental and town planning regulations, or require a licence, consent or approval from Commonwealth, State or Territory regulatory bodies.

Brambles' businesses comply with all relevant environmental laws and regulations and none were involved in any adverse environmental prosecutions during the year.

CASE STUDY
CHEP USA

CHEP USA has implemented a number of initiatives to reduce its greenhouse gas emissions and minimise its environmental footprint.

For example, CHEP USA is an ENERGY STAR Partner with the US Environmental Protection Agency (EPA) and Department of Energy. This partnership involves a commitment by CHEP to track and reduce energy use in its buildings and facilities across the USA.

CHEP USA has also joined the SmartWay Transport Partnership, a collaboration between the US EPA and the freight industry designed to increase energy efficiency while significantly reducing greenhouse gas emissions and air pollution. CHEP is contributing to the Partnership's goal to reduce 33 to 66 million tonnes of carbon dioxide and up to 200,000 tons of nitrogen oxide per year by 2012 by improving the environmental performance of all its operations. Carbon dioxide is the most common greenhouse gas and nitrogen oxide contributes to smog.

CHEP USA also launched a Hybrid Vehicle Incentive Program in May 2008. Under the program, staff members are eligible to receive US$2,000 if they purchase an environment-friendly vehicle, such as a hybrid car or truck. The definition of hybrid is the same as that used by the US Department of Energy and the Internal Revenue Service.

These initiatives highlight CHEP USA's commitment to reducing its impact on the environment and building a sustainable business.


Transport fuel intensity
0.030
0.025
0.020
0.015
0.010
0.005
0.000
Litres per USD of sales revenue
2003
2004
2005
2006
2007
2008
CHEP
Group
Recall


Greenhouse gas generation by source
Natural gas 11.93%
Gasoline/petrol 5.20%
Propane 0.04%
LPG 2.23%
Fuel oil/Diesel 17.75%
Heavy fuel oil 0.04%
Electricity 62.81%

SOCIAL PERFORMANCE

Labour practices

Brambles employs over 12,000 people in 45 countries.
Our employment policies commit Brambles to:

- providing a safe working environment with an objective of achieving Zero Harm through industry best practice in health and safety management (see Health and Safety section on page 36);
- being an equal opportunities employer, committed to developing a diverse workforce where everyone is treated fairly irrespective of gender, sexual orientation, age, disability, race, religion;
- creating an environment where everyone is encouraged to give their best and realise their full potential, by providing learning and development opportunities for individuals and groups; and
- ensuring employees can discuss any problem connected with their work confident that they will receive a fair, impartial and confidential review of the issue.

Brambles respects the individual's right to freedom of association and relates to its people through both collective and individual agreements, according to local law, custom and practice.

As mentioned above, the Brambles European Works Council meets formally on an annual basis. Its purpose is to bring together management and elected workers' representatives from all the EU Member States in which Brambles operates.

Under the Brambles Speaking Up policy, everyone is encouraged to notify the company of any suspicions about actual or planned breaches of the law, company policies or the Code of Conduct. Details of whom to approach, how to do so and the subsequent process are clearly outlined. Brambles will not tolerate the victimisation of any employee who speaks up in such circumstances.

We continue to ensure that our employees are informed of significant company news and strategic developments. Methods of employee communication include announcements and newsletters distributed by email, in-house publications, information posted on the intranet and face-to-face meetings with senior managers.

As mentioned above, the Brambles Employee Survey gathers employees' perceptions of their workplace and the data is used to track progress from previous surveys, measure Brambles against internal and external best practice and identify key actions for improvement.

Code of Conduct

The Brambles Code of Conduct forms part of each employee's terms and conditions and provides an ethical and legal framework for all employees in the conduct of Brambles business. It is available on the Brambles website.

The Code is not intended to be all-encompassing. There are areas in which we expect our businesses to develop detailed policies in accordance with local requirements. The Code provides a set of guiding principles that may be supplemented with additional local policies.

The Code of Conduct is regularly reviewed and updated. Senior management must provide a statement of compliance with the relevant areas of the Code of Conduct every six months or identify those areas on which they cannot sign off. The sign-offs are audited on a sample basis by Brambles Headquarters.

Health and Safety
At Brambles, we are committed to achieving Zero Harm. This means zero injuries and zero environmental damage.

The Board is responsible for setting health and safety policies. The Group Presidents of CHEP and the President and Chief Operating Officer of Recall are responsible for policy implementation and safety performance, within the monitoring and reporting framework governed by the Group Risk Committee. More information is provided in the Corporate Governance Report on pages 44 to 53.

We believe everyone has the right to be safe at work and to return home to their family and friends as healthy as when they started the day.

Brambles' Zero Harm Charter, which sets out the vision, values and behaviours and commitment required to work safely, is provided to all employees and is available on the Brambles website.

Our Zero Harm commitment is based on our belief that all accidents, injuries and harm can and should be prevented. To that end, every manager is accountable for achieving Zero Harm and required to demonstrate leadership in creating a culture which actively promotes Zero Harm. Everyone is responsible for committing and contributing to Zero Harm.

We think first of Zero Harm, considering health, safety and the environment in all decisions concerning the development of projects, the selection of commercial partners and suppliers and the launch of new products or services. Economic considerations do not overrule health and safety or environmental concerns.

We ensure that the occupational health safety and environment (OHS&E) management systems and training reflect our Zero Harm commitment.

Each business has its own OHS&E management systems, including business-specific policies, procedures, risk assessment, monitoring and compliance mechanisms. These systems include hazard management, incidents, near misses and system failure reporting, recording and corrective action procedures. OHS&E management systems are designed to ensure that each employee receives the appropriate safety training. Safety is the responsibility of each individual employee, while accountability for safety is clearly integrated into manager and supervisor job descriptions.

Health and safety performance indicators measure compliance with corporate objectives and milestones, allow assessment of progress and comparison with industry benchmarks and provide incentive for improvement.

Health and Safety Performance
The principal safety performance measures are Lost Time Injury Frequency Rate (LTIFR) and Lost Time Injury Severity Rate (LTISR). LTIFR measures the number of injuries that result in an employee being absent from work for one or more whole shifts per million work hours. LTISR measures the number of injury days lost per million work hours.

Brambles lost time injury frequency rate



LTIs per million work hours
12
10
8
6
4
2
0
2003
2004
2005
2006
2007
2008
CHEP
Brambles
Recall

20% compound improvement in both lost time injury frequency and severity rates. Although in 2007 Brambles got close to world-class levels (generally considered to be LTIFR less than 2.0 and LTISR less than 15.0), 2008 was disappointing and Brambles has seen its performance slip back to 2006 levels. Brambles' continuing operations recorded an LTIFR of 3.1 for 2008.

Brambles lost time injury severity rate



Days lost in LTIs per million work hours
600
500
400
300
200
100
0
2003
2004
2005
2006
2007
2008
CHEP
Brambles
Recall

This year's LTISR was 59.1. Overall, although the performance in 2008 was disappointing, Brambles is encouraged by the 75% improvement in LTISR since it started measuring its global performance in 2003. However, we remain determined to make continual progress towards Zero Harm.

	2003	2004	2005	2006	2007	2008
LTIFR	10.3	7.3	6.2	3.1	2.0	3.1
LTISR	236.0	91.3	97.4	55.2	37.3	59.1

Comparison of Brambles safety measures (such as LTIFR and LTISR) with global industry averages is problematic due to varying definitions between companies, industries and countries.

However, where a comparison can be made, CHEP's performance appears to be significantly ahead of companies in similar industries. For example, in 2006, the last year for which Bureau of Labor Statistics was available, CHEP USA's LTIFR performance of 4.7 was significantly better than the Wood Pallets and Skids and Warehousing and Transportation industries' performances of 14.5 and 13.5 respectively.

Similarly, Recall USA's LTIFR performance of 3.3 compares well with the 2006 figures of the Transport and Warehousing industry as well as the Warehousing sector's performance of 13.5. Recall USA incurred a fine of $1,125 as a result of inadequate ground markings for forklift traffic in a SDS facility by OSHA, the country's occupational health and safety regulatory authority. The shortcoming was immediately corrected in consultation with OSHA.

It is with great sadness that we note that in January 2008 Mr Ícaro Roldão Chaves de Barros Júnior, an employee of CHEP in Brazil, was fatally injured in a road traffic accident when he lost control of his vehicle in heavy rain and collided with a truck.

In response, both CHEP and Recall have enhanced their safe driving initiatives to improve safe driving and reduce vehicle accidents.

This year, CHEP Australia inaugurated the CHEP Young Driver Program as part of its commitment to the safety of employees and their families. CHEP offered to pay 50% of the cost of a one-day defensive driving course for employees' sons and daughters aged between 17 and 25.

Performance and Development
We aim to create an environment where everyone is encouraged to give their best and realise their full potential, through the provision of learning and development for individuals and groups. The Performance and Development Plan introduced in 2005 has been extended to all staff and provides the mechanism to identify and track development activities for individuals. While systems are not in place to measure the exact number of training days per employee, the majority of Brambles employees have undertaken job-specific or developmental training during the year.

Brambles is also designing company-wide key performance indicators to put in place consistent measures for all our people.

Human Rights

Brambles endorses the United Nations Universal Declaration of Human Rights which contains standards to protect people's human rights against violations by individuals, groups or nations. The standards declare that respect for human rights and human dignity "is the foundation of freedom, justice and peace in the world".

Brambles has incorporated the provisions of the declaration into its policies and Code of Conduct. We respect the human rights of our employees and other stakeholders. We will not tolerate child labour or forced labour in our own operations or those of our suppliers.

Brambles operates in four countries – China, Saudi Arabia, United Arab Emirates and Zimbabwe – that FTSE4Good classifies as "of concern". Although these are only small operations, comprising less than 0.1% of Brambles' global sales, employees in these countries, like all Brambles employees, have received training in the Brambles Code of Conduct.

None of Brambles' operations are believed to be at risk for incidents of child or forced labour.

OUR PLACE IN SOCIETY

Brambles' businesses benefit the local community by creating employment directly and indirectly, providing high quality support services that assist customers to grow their businesses and purchasing materials from local and national suppliers.

Brambles primarily operates in commercial and industrial areas. This minimises the impact of our operations, since these areas are designed for such use.

We conduct business in accordance with the laws and regulations of each country in which a Brambles business is located. We compete fairly in the markets in which we operate.

In following the Zero Harm commitment (see Health and Safety section on page 36), we remain determined to fulfil our obligation to ensure that we work without causing harm to ourselves, our colleagues or the community.

Bribery and Corruption

Corrupt practices are completely unacceptable to Brambles and strictly prohibited. No bribes or similar payments will be made to, or accepted from, any party. All commercial transactions must be properly and accurately recorded. Sales agents, consultants and similar advisers must be appointed in accordance with these principles and paid at a rate consistent with their services. Assets and confidential information must be fully protected and must not be used by employees for personal gain.

Employees must not engage in activities that involve, or could appear to involve, a conflict between their personal interests and the interests of Brambles. Areas where conflicts might arise include share ownership, direct or indirect personal interest in contracts, seeking or accepting gifts or entertainment beyond levels considered reasonable, employment outside Brambles, or use of confidential information.

Brambles' Speaking Up policy means any employee who has a genuine belief there has been activity that is against the law or in breach of our policy on Bribery and Corruption (or any other policy) can readily identify who to go to with their concerns and how to do so. Every effort will be made to protect the reporting employee's confidence.

Competition

Brambles competes fairly in the markets in which it operates. Uncompetitive behaviour is bad for our customers and is unacceptable to the community at large. Brambles' passion for success means that we compete effectively and fairly in the markets in which we operate.

Managers are responsible for ensuring that they comply with competition laws in their area of operations and that all relevant employees receive thorough training in this area. This requires managers to identify the areas in which their businesses are most at risk from non-compliance and to deal with these in regular training sessions. Competition compliance manuals are regularly updated and prepared with local legal experts and provided to relevant employees. Training programs for employees are developed in conjunction with local legal experts, covering relevant areas of competition compliance in the particular locations of the businesses. This includes refresher training of existing employees and induction training for new recruits.

Political Donations and Public Policy

Brambles does not make donations to political parties and will not do so without the specific endorsement of shareholders.

Brambles is a member of the Business Council of Australia (BCA). From time to time, the BCA makes representations to government representatives and political parties on behalf of its members. However, such representations by the BCA may or may not reflect Brambles' position on specific issues.

Data Protection and Privacy

Brambles' Code of Conduct requires employees to keep confidential all information gained during the course of their employment.

Brambles' policy is to maintain the privacy of information relating to its employees and customers. Where there are specific local privacy laws, compliance with this policy has regard to these legal requirements.

Research and Development

Brambles carries out research and development activities in relation to both its CHEP and Recall businesses. These activities comprise continuously testing its pallets and containers to make them more durable and safer for use in the supply chain, designing and improving pallet and container repair equipment, development of radio frequency identification, development of document management processes and developing and improving software.



Brambles is a sponsor of Clean Up the World and, on the third weekend of September, Brambles volunteers join millions of people in more than 100 countries to clean up their local parks and other natural areas. In Sydney, Brambles volunteers worked with authorities to help clean up a section of the Lane Cove National Park.

OUR COMMUNITIES

Our businesses and our people are part of the communities in which they operate and Brambles provides financial and other forms of support to a broad range of charitable and community organisations around the world.

This support is provided in three ways:

- donations funded by Brambles Headquarters, primarily through the Community Reach program;
- contributions made by Brambles' businesses to a range of local and national charities; and
- personal contributions made by Brambles employees around the world to a range of fundraising events and activities.

The Brambles Community Reach program provided about US$600,000 in grants during the year to help our people support causes that benefit health, the environment or safety – in order to reinforce these key priorities of our business and culture.

Grants were made to employees in the USA, UK, France, Spain, South Africa and Australia to support organisations in those countries and also in other countries including India and Uganda. The grants included donations to purchase clean drums for drinking water in South Africa, water purification units for orphanages in India and equipment for a rural fire brigade in Australia.

Community Reach also continued to support the Prostate Cancer Foundation of Australia, Great Barrier Reef Foundation and Clean Up the World (CUW), an organisation that mobilises 35 million people in over 100 countries each year "to clean up, fix up and conserve the environment". Further Information about CUW and its activities can be found on its website at www.cleanuptheworld.org.

In addition to Community Reach, Brambles' businesses and people make valuable contributions to a range of organisations. In Europe, for example, CHEP's team of process improvement specialists initiated a series of workshops to assist charitable organisations and community projects. In Paris, a team worked with Coup de Pouce Humanitaire, a charity that undertakes building and aid projects in the world's poorest communities, to plan and execute a humanitarian aid mission more efficiently. In Manchester, a team worked with Christie's Hospital, one of the leading cancer treatment centres in Europe, to improve the allocation and retrieval of equipment and to improve customer service and communication. Both workshops were extremely successful.

In France, CHEP has recently formed a partnership with Restaurant du Coeur, a leading Non-Government Organisation, to deliver food and meals to homeless and needy people. CHEP contributed 400 pallets for the transport, distribution and display of hundreds of food and hot meal packages during their Winter campaign.


Habitat
The
Castillo Family
and

CHEP USA supports Habitat for Humanity, a charity that helps people in need. This year, CHEP USA volunteers built a home in Orlando for a single mother with three daughters, two of whom are disabled.

In the USA, CHEP donated over US$215,000 during the year to organisations including the American Heart Association, America's Second Harvest, Toys for Tots, Rainforest Alliance and Habitat for Humanity as part of its CHEP Cares program.

Habitat for Humanity brings together families in need and volunteers of all faiths, in partnership with community resources, to enhance lives by building homes, strengthening neighbourhoods and improving local communities. CHEP USA volunteers spent about 1,000 hours building a home in Orlando for a single mother with three daughters, two of whom are disabled. The family was living in government housing and their new home includes features that will make caring for the girls easier.

In Australia, CHEP received a call from the Queensland State Emergency Service (SES) in January 2008 after torrential rain caused the Warrego River to flood, threatening a number of regional towns. The SES wanted to hire or buy a large number of pallets to support specially designed pallet-supported flood barriers. CHEP immediately offered to provide the pallets for free, including transport. Almost 1,000 pallets were sent to Charleville by road train, a journey that took seven hours and involved a police escort. Thankfully, the flood waters didn't reach the feared six metre level. Several towns suffered significant damage, however, and the Premier of Queensland, Anna Bligh, thanked CHEP for its response to the emergency.

Recall Global Headquarters supports Atlanta's Community Food Bank, an organisation that distributes donated food to low income families in Georgia. In June 2008, Recall volunteers filled 140 boxes of food for the Food Bank. In addition, the team collected and transported over 750 kilograms of donated food, the equivalent of more than 1,000 meals. Recall Global Headquarters also supports UNICEF.

In other parts of the world, Recall supports European charities including Red Cross and Children's Cancer Fund, two Malaysian centres for disadvantaged children and St George's Foundation in Australia.

Brambles is proud of the qualities shown by our people as they continue to support their local communities in myriad ways.

Financial Review

COMPARATIVE BUSINESS PERFORMANCE AT CONSTANT CURRENCY EXCHANGE RATES

	2008 actual US$m	2008 at prior year fx rates US$m	2007 actual US$m	% change at constant currency
Continuing Operations				
Sales				
CHEP	**3,610.3**	3,396.7	3,218.4	6%
Recall	**748.3**	693.0	650.4	7%
Continuing operations	**4,358.6**	4,089.7	3,868.8	6%
Comparable operating profit before costs relating to quality and Walmart				
CHEP	**976.7**	923.9	845.2	9%
Recall	**128.4**	116.1	118.5	(2%)
Brambles HQ	**(26.7)**	(22.3)	(30.9)	28%
Continuing operations	**1,078.4**	1,017.7	932.8	9%
CHEP USA: Quality and innovation costs	***(20.6)***	*(20.6)*	–	
CHEP USA: Walmart transition costs[1]	***(10.9)***	*(10.9)*	–	
	(31.5)	*(31.5)*	–	
Comparable operating profit				
CHEP	**945.2**	892.4	845.2	6%
Recall	**128.4**	116.1	118.5	(2%)
Brambles HQ	**(26.7)**	(22.3)	(30.9)	28%
Continuing operations	**1,046.9**	986.2	932.8	6%
Reconciliation to statutory profit after tax				
Comparable operating profit from continuing operations	**1,046.9**	986.2	932.8	6%
Net finance costs	**(149.5)**	(148.8)	(59.9)	(148%)
Profit before tax and special items, from continuing operations (PBTA)	**897.4**	837.4	872.9	(4%)
Tax expense on PBTA	**(270.9)**	(252.8)	(287.2)	12%
Profit after tax, before special items, from continuing operations	**626.5**	584.6	585.7	0%
Special items after tax, from continuing operations	**20.4**		(152.0)	
Profit after tax, from continuing operations	**646.9**		433.7	
Profit after tax, from discontinued operations	**1.8**		857.6	
Profit for the year	**648.7**		1,291.3	
Earnings per share (US cents)				
EPS before special items from continuing operations	**44.5**		37.8	
Basic EPS	**46.0**		83.4	
BVA (Brambles Value Added)[2] from continuing operations		**516**	492	

[1] Operating expenses for 2008 also include transition costs of US$10.9 million within CHEP USA as a result of Walmart's decision to modify management of pallet flows within its network in the USA.

[2] Brambles Value Added (BVA) represents the value generated by a business over and above the cost of the capital it uses to generate that value. BVA is denominated in US dollars using Brambles' AIFRS results. It is calculated as comparable operating profit (COP) less (average capital invested (ACI), at fixed June 2007 exchange rates, multiplied by Brambles' weighted average pre-tax cost of capital (WACC)).

OVERVIEW

This section reviews the results of the Group's operations during the year by reference to the key financial performance measures outlined in the review.

Brambles achieved a solid performance in 2008 with 6% sales growth. This was driven predominantly by volume growth across all regions of CHEP and Recall. Comparable operating profit also grew by 6% and included the following significant costs:

(i) the investment in quality and innovation in CHEP USA;

(ii) transition costs associated with Walmart's decision to modify management of its pallet flows in CHEP USA;

(iii) cost increases in Recall North America; and

(iv) costs associated with the establishment of the CHEP business in India and growth of the CHEP business in China.

Excluding the impact of the investment in quality and innovation and the transition costs associated with Walmart in CHEP USA, Brambles' comparable operating profit grew by 9% on the previous year.

The comparative 2007 financial statements included both the trading results of divested businesses up to the date of divestment and the profits and losses on their divestment shown within "Discontinued Operations".

The Directors have chosen to show separately Special Items on the face of the Income Statement (page 86), believing results before Special Items to be relevant measures of business performance. Included within Special Items are the exceptional profits and losses on sales of businesses forming part of the divestment program. The definition of Special Items is shown in the Glossary (page 156).

RESULTS OF CONTINUING OPERATIONS

Brambles continues to focus on the use of BVA in 2008. BVA continues to form the core component of short term incentive arrangements for all senior executives, including Executive Directors.

BVA AND RETURN ON CAPITAL INVESTED PERFORMANCE

	2008 at fixed June 07 fx US$m	2007 at fixed June 07 fx US$m	2008 ROCI	2007 ROCI
CHEP Americas	269	263	30%	31%
CHEP EMEA	200	176	25%	25%
CHEP Asia-Pacific	55	60	31%	33%
CHEP	524	499	28%	28%
Recall	6	16	13%	13%
Continuing (pre HQ)	530	515	25%	25%
Unallocated Brambles HQ costs	(14)	(23)		
Total continuing operations	516	492	24%	25%

Total BVA for Brambles' continuing operations in 2008 was US$516 million, an increase of US$24 million on the previous year based on comparable fixed exchange rates. Return on Capital Invested (ROCI) fell slightly to 24%, reflecting the second half acquisition of LeanLogistics, quality and innovation costs and Walmart transition costs in CHEP USA and the investments for future growth, especially in CHEP Asia-Pacific.

CHEP improved sales by 6% and continues to improve profitability. CHEP incurred increased expenditure investing in growth in 2008 but a continued focus on asset management control helped to maintain strong cash flow from operations at US$719.3 million.

In CHEP Americas, solid sales growth of 8% enabled comparable operating profit to grow by 5% to US$452.8 million despite a slowdown in growth in the second half of the financial year due mainly to the more challenging economic environment. The result includes US$20.6 million of operating expenditure as part of the investment in quality improvement and innovation to meet the requirements of CHEP's existing and prospective customers. This primarily includes costs associated with repairs to bring the pallet specification to the required standard and Plant Quality Representatives to ensure that customers' increased automation needs are met. The result also includes US$10.9 million of costs associated with Walmart's decision to modify its management of pallet flows in the USA. The cost represents transition costs incurred whilst the network is being reconfigured.

CHEP Americas' operating profit growth before the US$31.5 million of costs associated with the aforementioned investment in quality and Walmart was 12%. Average Capital Invested increased at a faster rate than profit due to the acquisition of LeanLogistics in the second half of the year. This led to a small reduction in ROCI to 30%. Cash flow from operations in CHEP Americas grew from US$324.4 million to US$365.2 million, largely due to the increase in profit.

In CHEP EMEA, sales growth was 4% with comparable operating profit growing by 9% to US$396.5 million. CHEP Europe achieved 3% sales growth whilst CHEP MEA achieved a strong 19% sales growth. The profit growth reflected excellent cost management and would have been higher were it not for the one off US$5.0 million net impact of the profit on the sale of the Madrid property and the costs from the closure of the Brentwood service centre in the UK, both recognised in 2007. ROCI was steady at 25% with increased capital expenditure, to support growth, offsetting the impact of the profit growth. CHEP EMEA's cash flow from operations fell from US$364.2 million to US$296.1 million mainly due to the increase in capital expenditure.

CHEP Asia-Pacific's sales growth was 5%. Comparable operating profit fell by 5% to US$95.9 million due to the increases in operating expenditure in CHEP China and CHEP India as the businesses there were established. The Australian and New Zealand businesses also incurred additional costs in setting up new information systems and preparing for the new Woolworths RPC contract. Average Capital Invested increased to US$311.2 million due to the investment in new pallets in China and pooling equipment to support the Woolworths contract which, combined with the fall in comparable operating profit, meant that ROCI fell to 31%. Cash flow from operations in CHEP Asia-Pacific fell from US$91.8 million to US$58.0 million due to the increase in capital expenditure.

Recall maintained a ROCI of 13%. Sales grew by 7% with all regions contributing. Comparable operating profit fell by 2% to US$128.4 million due to higher costs in North America. All other regions achieved profit growth. Recall increased cash flow from operations from US$86.4 million to US$127.7 million primarily due to improvements in working capital management.

The reduction in costs in Brambles HQ reflected the impact of savings in administration costs following Unification.

SPECIAL ITEMS

Within Special Items there are a number of exceptional items reflected in the income statement for the year ended 30 June 2008. These are set out in Notes 6 and 12 (pages 102 and 109) to the financial statements, and largely reflect costs related to restructuring and Unification and adviser costs.

FINANCE COSTS

Net finance costs were US$149.5 million compared to US$59.9 million last year. The large increase in finance costs reflects the temporary low level of debt during 2007 following the receipt of various divestment proceeds, with debt increasing in the second half of 2007 to fund the Cash Alternative and on-market share buy-backs. Despite higher Australian interest rates in 2008, average funding costs were relatively stable assisted by lower US short term rates on US dollar bank loans and interest rate hedging positions.

During 2008 Brambles continued to increase debt to fund on-market share buy-backs. Buy-backs totalled US$392.0 million during the year equating to 42.4 million shares at an average price of A$10.07.

Net borrowings at year end were US$2,426.2 million, compared to US$1,996.9 million the previous year.

EARNINGS PER SHARE

Prior year comparisons for earnings per share are partially distorted due to the share buy-backs reducing the number of shares on issue throughout the last two years.

For continuing operations, basic earnings per share before special items were 44.5 US cents (2007: 37.8 US cents), an increase of 18% at actual exchange rates. Basic earnings per share after special items were 46.0 US cents (2007: 83.4 US cents), the decrease being due to the business divestment profits achieved in 2007.

TAXATION

The tax expense on continuing operations' profit before tax and special items of US$897.4 million was US$270.9 million, an effective tax rate of 30.2%. This compares with 32.9% in the previous year. The fall in the effective tax rate is principally due to a reduction in tax rates in certain overseas jurisdictions, particularly Europe, plus recognition of previously unrecognised tax losses.

The effective tax rate on profit after special items of 26.5% is principally due to the reset of Australian assets' tax cost bases following Unification.

CASH FLOW

Cash flow from operations for the continuing operations was again strong at US$810.0 million but a reduction of US$28.3 million on the previous year due to the increase in capital expenditure to support growth, partially offset by strong working capital management.

Similarly, free cash flow was down US$77.6 million to US$412.6 million. This was due to the reduction in cash flow from operations and the increase in interest paid on the higher debt. Dividends of US$444.8 million were paid during the year.

DIVIDENDS

The Board has declared a final dividend of 17.5 Australian cents per share which will be 10% franked. This is an increase of 0.5 Australian cents on the 2007 final dividend.

The total dividend has increased by 13% from 30.5 Australian cents to 34.5 Australian cents.

Dividends paid in 2007 included a special dividend of 34.5 Australian cents paid prior to Unification in October 2006. This special dividend included 21.0 Australian cents in recognition of the success of the divestment program and 13.5 Australian cents in lieu of the 2007 interim dividend that would have normally been paid in April 2007.

RISK MANAGEMENT

Brambles is exposed to a variety of market based (refer to Section 7, page 51) and financial risks, including exposure to fluctuating interest and exchange rates, liquidity risks, changing economic conditions, technological and industry based risks, competitive environment, counterparty credit risks and regulatory changes which, either singularly or collectively, may affect revenue, cost structure or value of assets within the business, all of which are difficult to quantify.

Brambles' policies with respect to interest and exchange rate risk and appropriate hedging instruments are described below and further information is contained in Note 30 (page 135) to the Financial Statements including a sensitivity analysis (page 137) with respect to these financial instruments. Brambles' centralised treasury function is responsible for the management of these risks within Brambles.

Standard financial derivatives are used by Brambles to manage financial exposures in the normal course of business. Dealings in financial derivatives are restricted through a set of delegated authorities approved by the Board. No derivatives are used for speculative purposes. In addition, derivatives are transacted predominantly with relationship banks which have a reasonable understanding of Brambles' business operations. Furthermore, individual credit limits are assigned to those banks, thereby limiting exposure to credit-related losses in the event of non-performance by a counterparty.

FUNDING AND LIQUIDITY

Brambles funds its operations through existing equity, retained cash flow and borrowings, and manages its capital structure so as to be consistent with a solid investment grade credit. During the year, Brambles extended committed credit facilities totalling US$310 million until November 2010. In addition, Brambles arranged US$300 million in committed bank credit facilities for three and five year terms.

Brambles has also US$425 million of US private placement notes with maturities ranging from 2011 to 2016 and access to further funding through overdrafts, uncommitted and standby lines of credit, principally to manage day-to-day liquidity.

A core group of domestic and international banks currently provide committed credit facilities totalling US$3.6 billion. These facilities are generally structured on a multi-currency revolving basis with maturities ranging to August 2012. Borrowings under the facilities are floating-rate, unsecured obligations with covenants and undertakings typical for these types of arrangements. To minimise foreign exchange risks, borrowings are arranged in the currency of the relevant operating asset to be funded.

At the end of the financial year, borrowing facilities, inclusive of the US private placement, totalled the equivalent of US$4.2 billion. Undrawn headroom under the facilities totals US$1.7 billion. The weighted average term of the facilities was 2.2 years and the maturity profile is shown in Note 24 (page 122) to the Financial Statements.

Subsequent to balance sheet date, a new three year €100 million (US$158 million) facility was signed and is available for drawing. The US$300 million in new committed bank credit facilities combined with this additional US$158 million replace approximately US$500 million in maturing facilities due in November 2008.

INTEREST RATE RISK

Brambles' interest rate risk policy is designed to reduce volatility in funding costs through prudent selection of hedging instruments. This policy includes maintaining a mix of fixed and floating-rate instruments within a target band, over a certain time horizon. In some cases, interest rate derivatives are used to achieve this result synthetically. The present policy is to require the level of fixed-rate debt to be within 40% to 70% of total forecast debt arising over a 12 month period, progressively decreasing to 0% to 50% for debt maturities extending beyond three years.

As at 30 June 2008, 48% of Brambles' total interest-bearing debt was at fixed interest rates (45% in 2007). The weighted average period was 3.2 years (3.9 years in 2007). The fair value of all interest rate swap instruments was US$1.1 million net loss.

FOREIGN EXCHANGE RISK

Foreign exchange exposures are managed from a perspective of protecting shareholder value. Exposures generally arise in either of two forms:

- transaction exposures affecting the value of transactions translated back to the functional currency of the subsidiary; and
- translation exposures affecting the value of assets and liabilities of overseas subsidiaries when translated into US dollars.

Under Brambles' foreign exchange policy, foreign exchange hedging is mainly confined to hedging transaction exposures where they exceed a certain threshold, and as soon as a defined exposure arises. Within Brambles, exposures may arise with external parties or, alternatively, by way of cross-border intercompany transactions. Forward foreign exchange contracts are primarily used for these purposes. In Brambles' context, exposures in this regard are not significant given the nature of its operations.

Translation exposures are mitigated by matching the currency of debt with that of the asset. Except for a small amount of balance sheet hedge borrowing in Euro, Brambles does not hedge currency exposures incurred on foreign currency profits and net investment balances.

At the end of the financial year, the fair value of foreign exchange instruments was US$1.1 million net gain.

RELATIVE STRENGTH OF MAJOR CURRENCIES AGAINST THE US DOLLAR



Australian dollar
0.98
0.91
0.84
0.77
0.70
Euro
1.60
1.50
1.40
1.30
1.20
Sterling
2.10
2.05
2.00
1.95
1.90
1.85
June 2006
December 2006
June 2007
December 2007
June 2008
Average exchange rate

Corporate Governance Report

1. INTRODUCTION

Brambles is a global organisation with businesses operating in 45 countries. This demands that it comply with an extensive range of varying legal, regulatory and governance requirements. In particular, through its listing on the ASX and secondary listing on the LSE, Brambles is committed to observing the requirements applicable to publicly listed companies in Australia and the requirements applicable to companies with a secondary listing in the UK.

The Board has adopted a governance framework which takes into account both Australian regulatory requirements and international best practice. Where the standards of best practice for corporate governance vary across jurisdictions, as they inevitably do, the Board has resolved to adopt those practices it considers to be the better of the prevailing standards.

The ASX Corporate Governance Council (**ASX Council**) issued the second edition of the Corporate Governance Principles and Recommendations (**CGPR**) during August 2007. This edition applies to Brambles for the financial year beginning 1 July 2008. The ASX Council, however, encouraged companies to make an early transition to the new principles and Brambles made this transition during the year.

This Corporate Governance Report outlines the key components of Brambles' governance framework by reference to the CGPR. By 30 June 2008, the Board believes Brambles met or exceeded in all material respects the requirements under the CGPR.

The Board is, however, conscious that best practice in the area of corporate governance is continuously evolving, and will therefore continue to anticipate and respond to further corporate governance developments on an ongoing basis.

2. SHAREHOLDERS

Shareholders play an important role in the governance of Brambles by electing the Board, whose task it is to govern on their behalf.

Brambles is committed to the promotion of investor confidence by taking steps within its power to ensure that trading in its securities occurs in an efficient and informed market. Brambles recognises the importance of effective communication as a key part of building shareholder value and that, to prosper and achieve growth, it must, among other matters, earn the trust of shareholders, employees, customers, suppliers and communities, by being open in its communications and consistently delivering on its commitments.

The Board has adopted a Continuous Disclosure and Communications Policy to reinforce Brambles' commitment to the continuous disclosure obligations imposed by law and to describe the processes implemented by it to ensure compliance; to outline Brambles' corporate governance standards and related processes and ensure that timely and accurate information about Brambles is provided equally to all shareholders and market participants; and to outline Brambles' commitment to communicating effectively with shareholders and encouraging effective shareholder participation in shareholder meetings. A copy of the Continuous Disclosure and Communications Policy can be found on the Brambles website at www.brambles.com.

To achieve the above objectives and satisfy regulatory requirements, the Board provides information to shareholders and the market in several ways:

- Significant announcements are released directly to the market via the ASX and a UK regulatory information service. Copies of these announcements are immediately placed on the Brambles website at www.brambles.com.
- The Brambles website contains further information about Brambles and its activities, including copies of recent interim and annual reports and recordings of the most recent presentations to analysts. Live webcasts of those presentations are also transmitted via the Brambles website.
- Shareholders are asked to elect whether they would like to receive annual reports in printed form or be sent a notification when each annual report is available on the Brambles website. Shareholders who do not respond are sent a printed notification of availability of the annual report. Brambles believes shareholders benefit from electronic communication as they receive information promptly and have the convenience and security of electronic delivery. Electronic communication is also environmentally friendly and generates cost savings.
- The Chairman regularly meets major investors to understand their issues and concerns and discuss particular matters relating to Brambles' governance and strategy. No new material or price sensitive information is provided at such meetings. Other Non-executive Directors may attend meetings with major investors and will attend them if requested. The Chairman reports to the Board on the matters discussed at meetings with major investors, and copies of relevant correspondence are included in the Board papers. Copies of analysts' reports are also circulated to the Board.
- AGMs provide an opportunity for the Board to communicate with investors and encourage their participation, through presentations on Brambles' businesses and current trading. Shareholders are encouraged to attend AGMs and to use this opportunity to ask questions on any matter.
- To make better use of the limited time available, shareholders are invited to register questions and issues of concern prior to AGMs. This can be done either by completing the relevant form accompanying the notices convening the meetings or by emailing Brambles at shareholderquestions@brambles.com. Frequently asked questions and their answers are posted on the Brambles website. Shareholders may, of course, also ask questions at AGMs without having registered their questions in this manner.
- Shareholders may electronically lodge their proxy votes on items of business at AGMs. The 2008 Notice of AGM describes how this can be done.
- Copies of the speeches delivered and presentations made by the Chairman and Chief Executive Officer at AGMs, a summary of the proceedings of the meetings and the outcome of voting on the items of business, are posted on the Brambles website after the meetings.
- Live webcasts of the AGMs are also transmitted via the Brambles website at www.brambles.com.

3. BOARD OF DIRECTORS

3.1 Role of the Board

The Board is responsible for overseeing the effective management and control of the Group on behalf of Brambles' shareholders, supervising executive management's conduct of the Group's affairs within a control and authority framework which is designed to enable risk to be prudently and effectively assessed and monitored. The Board is responsible for setting the Group's overall strategic objectives, facilitating the provision of appropriate financial and human resources to meet these objectives, and reviewing executive management's performance.

The Board has a schedule of matters specifically reserved to it for decision, a copy of which can be found on the Brambles website at www.brambles.com. This schedule includes, among other matters, the establishment of the Group's overall strategic direction and strategic plans for the major business units; the approval of budgets, financial objectives and policies, and significant capital expenditure; the approval of Brambles' financial statements and published reports; the establishment of Brambles' systems of internal control and risk management; and the appointment of key senior executives. The charters of the various Board committees also require certain matters to be approved by the Board, including, among other matters, the executive remuneration policy and the appointment of the external auditors.

Beyond those matters reserved to the Board, the Board has delegated to the Chief Executive Officer and executive management responsibility for management of Brambles within the control and authority framework set by the Board.

The roles of the Chairman and executive management, led by the Chief Executive Officer, are separated and clearly defined:

- The Chairman, Don Argus, until his retirement on 6 February 2008 and thereafter, Graham Kraehe, his successor, is responsible for leadership of the Board, setting the Board's agenda and conducting Board meetings, and facilitating effective communication with shareholders and the conduct of shareholder meetings.
- Executive management, led by the Chief Executive Officer, Mike Ihlein, has been delegated responsibility for the management of Brambles as outlined above. The levels of authority for management are periodically reviewed by the Board and are documented. The Chief Executive Officer is assisted by the Executive Leadership Team. Further details concerning the Executive Leadership Team are outlined in section 5.1.

The Non-executive Directors constructively challenge and assist in the development of strategy. They review the performance of management in meeting agreed goals and objectives and monitor the reporting of performance. They have a prime role in appointing and, where necessary, recommending the removal of, Executive Directors, and in their succession planning.

The Board has delegated some of its responsibilities to the Audit, Nominations and Remuneration Committees. The Board is also supported by the Executive Leadership Team and the Group Risk Committee which are management committees. Details of all these committees are set out in sections 4 and 5.

With the assistance of these Board and management committees, the Non-executive Directors satisfy themselves as to the integrity of financial information, and that financial controls and systems of risk management are robust. Through the Remuneration Committee, they also determine appropriate levels of remuneration of the Executive Directors.

The Chairman is responsible for facilitating the effective contribution of Non-executive Directors, who are to receive accurate, timely and clear information so that they may effectively discharge their duties and responsibilities. The Chairman is also responsible for facilitating constructive relations between Executive and Non-executive Directors. Where necessary, Directors seek clarification or request the provision of further information.

Directors may take independent professional advice at Brambles' expense in the furtherance of discharging their duties and responsibilities. None of the Directors availed themselves of this right during the year.

The structure of the Board ensures that no individual or group of individuals dominates the Board's decision-making process.

Directors are required to complete a declaration of interest form prior to their appointment. This form is tabled at the Board meeting to consider the appointment of the relevant Director. If their circumstances change or they acquire any office, property or interest which may conflict with their office as a Director of Brambles or the interests of Brambles, Directors are required to disclose its character and extent in writing at the next Board meeting. Directors are generally not entitled to attend any part of a Board meeting, or to vote on any matter, in which they have a material personal interest unless the other Directors unanimously decide otherwise. In appropriate cases, Directors may be required to absent themselves from a meeting of the Board while such a matter is being considered.

The Chairman holds meetings with the Non-executive Directors from time to time, without the presence of the Executive Directors or other executives. The Non-executive Directors meet without the Chairman present at least annually to appraise the Chairman's performance, and on such other occasions as may be considered appropriate.

The Board is assisted by the Company Secretary who, under the direction of the Chairman, is responsible for facilitating good information flows within the Board and its committees and between senior executives and Non-executive Directors, as well as the induction of new Directors and the ongoing professional development of all Directors. The Company Secretary is responsible for monitoring compliance with the Board's procedures and for advising the Board, through the Chairman, on all governance matters. All Directors have access to the advice and services of the Company Secretary, whose appointment and removal is a matter for the Board.

The Company Secretary is Robert Gerrard. His qualifications and experience are set out on page 78.

3.2 Board, committee and Director performance review

The Board and its committees carry out both internal and external reviews, with the form of review alternating each year. During the year, the Board undertook an internal review of its performance as a whole and the performance of each of its committees. The reviews involved the completion of a questionnaire by each of the Directors and, for committee reviews, other persons involved in committee functions, on matters relevant to their performance. The reviews were subsequently presented to, and reviewed by, the Board and each committee respectively.

The Board will carry out an external review of its performance during the 2009 year. This will include an evaluation of the performance of individual Directors.

Prior to the Board making any recommendation to shareholders with respect to the re-appointment of Directors, the Board undertakes a process of reviewing their performance during the period in which they were a member of the Board and determines whether they should be put forward for re-election. This process was followed for the Directors being proposed for re-election at the 2008 AGM.

3.3 Composition of the Board

The Board consists of eight members, with two Executive Directors (the Chief Executive Officer and the Chief Financial Officer) and six Non-executive Directors.

The biographies for each of the current Directors, shown on pages 26 and 27, indicate the breadth of their business, financial and international experience. This gives the Directors the range of skills, knowledge and experience essential to govern Brambles, including an understanding of the health, safety, environmental and community related issues which it faces. The Board considers that its current composition reflects an appropriate balance of Executive and Non-executive Directors.

Letters of appointment, which are contracts for service but not contracts of employment, have been put in place with each of the Non-executive Directors. A copy of the standard letter of appointment used by Brambles can be found on the Brambles website at www.brambles.com. These letters confirm that the Non-executive Directors have no right to compensation on the termination of their appointment for any reason, other than for unpaid fees and expenses for the period actually served.

Directors are appointed for an unspecified term, but are subject to election by shareholders at the first general meeting after their initial appointment by the Board. No Director may serve for more than three years without being re-elected by shareholders. Re-appointment is not automatic. The Board reviews whether retiring Directors should stand for re-election, having regard to their performance and the contribution of their individual skills and experience to the desired overall composition of the Board.

Brambles Limited's constitution provides that a Director who held the office of director of both BIL and BIP and was already appointed a Director of Brambles Limited at Unification shall, for the purposes of determining that Director's first rotation period, be taken to have been appointed a Director of Brambles Limited from the earlier of the date that he or she was appointed a director of BIL and the date he or she was appointed a director of BIP. In this way, the rotation of Directors operates seamlessly and has not been affected by Unification.

The names of the Directors in office at the date of this Report, the year of their most recent election by shareholders, their status as Executive or Non-executive Directors, whether the Board considers that they are independent Directors, whether they will retire and seek re-election at the 2008 AGM, and when they are next due for re-election, are set out in the table on page 47.

3.4 Independence of Non-executive Directors

The Board has considered the independence of each of the Directors in office as at the date of the Directors' Report. A summary of the conclusions drawn by the Board in relation to each Director is set out in the table on page 47. Having regard to its review, the Board considers that all Non-executive Directors are independent. In reaching this determination, the Board had regard to the relationships set out in Box 2.1 of the CGPR and noted that one of these relationships exists. Carolyn Kay is a director of the Commonwealth Bank of Australia (CBA), which is a substantial shareholder of Brambles. The Board noted that the most recent substantial shareholder notice issued by CBA provided that the relevant interests in CBA's Brambles Limited shares were held either by registered managed investment schemes and decisions to buy or sell those shares or exercise voting rights relating to them were outsourced to external managers unrelated to the CBA, or by investment managers who exercise voting and disposal powers relating to those shares subject to client direction. For those reasons, the Board does not consider that Carolyn Kay's relationship with CBA gives rise to any actual or perceived loss of independence on her part. In considering the matters in Box 2.1, the Board considered that a customer was material if it accounted for more than 2% of Brambles' gross revenue and that a supplier was material if Brambles accounts for more than 2% of the supplier's consolidated gross revenue.

Directors in office at the date of this Report

For the purposes of this table, the date of last election is the date the relevant Director was last elected to the Boards of Brambles or BIL and BIP. The order in which Directors retire by rotation, having regard to Unification, was described in section 3.3.

Name	Last elected	Executive or Non-executive	Independent	Retiring in 2008	Seeking re-election in 2008	Next due for re-election
G J Kraehe AO	2006	Non-executive	Yes	No	No	2009
A G Froggatt	2006	Non-executive	Yes	Yes	Yes	2008
D P Gosnell	2006	Non-executive	Yes	Yes	Yes	2008
M F Ihlein	2006	Executive	No	Yes	Yes	2008
S P Johns	2007	Non-executive	Yes	No	No	2010
S C H Kay	2006	Non-executive	Yes	No	No	2009
C L Mayhew	2007	Non-executive	Yes	No	No	2010
Directors appointed by the Board since the last shareholders meeting, who will be standing for election for the first time at the 2008 AGM						
M E Doherty	–	Executive	No	–	–	–

3.5 Board succession planning and renewal

The Board is conscious of the need to ensure that proper processes are in place to deal with succession issues at Board level, and to keep the Board evergreen. This will require the Board to assess periodically the skills set necessary to meet Brambles' demands.

The Nominations Committee assists the Board in this process, which ordinarily involves the identification of the need for a new appointment and suitable candidates, the preparation of a brief including a description of the role and capabilities required, and the engagement of independent recruitment organisations. Further information concerning the Nominations Committee is set out in section 4.2.

Over the last several years, the ongoing process of Board renewal has continued, with the appointment of Stephen Johns during the 2005 year and the appointment of Luke Mayhew, Carolyn Kay, David Gosnell and Tony Froggatt during the 2006 year. In addition, Graham Kraehe rejoined the Board as a Non-executive Director during the 2006 year. During the second half of the 2008 year, the Board, with the assistance of the Nominations Committee, conducted a review of its skills set (including its geographic experience) and decided to seek to appoint two new Non-executive Directors during the 2009 year. In addition, the Board will continue to seek to appoint new members in future years to succeed existing Directors as they retire, ensuring an appropriate balance of skills and experience.

3.6 Induction and ongoing professional development of Directors

Newly appointed Directors receive appropriate induction and training, specifically tailored to their needs. This includes visits to operating sites, meetings with major shareholders and presentations on Brambles' businesses and functions by its business unit leaders and functional heads.

On an ongoing basis, Directors participate in various seminars and conferences held by industry and professional bodies. In addition, Board meetings regularly include sessions on recent developments in governance and corporate matters.

3.7 Board meetings

The Board holds scheduled Board meetings at least six times a year to review matters such as Brambles' financial performance, current trading, key business initiatives, and strategy, budget and business plans. The meetings are generally held over two days. The Board meets in Sydney and other locations, including operational sites, from time to time. Details of the number of Board and committee meetings held during the year, and attendance at those meetings by each of the Directors and committee members, are set out in the Directors' Report – Other Information on page 79.

Presentations to the Board are frequently made by senior executives.

The Board recognises the importance of independent judgement and constructive debate on all issues under consideration.

3.8 Directors' remuneration

Details of remuneration, including retirement benefits, paid to the Executive and Non-executive Directors are set out in the Remuneration Report on pages 60, 61, 64, 70 and 71.

4. COMMITTEES OF THE BOARD

The Board has established three standing committees to assist in the execution of its responsibilities: the Audit Committee, the Nominations Committee and the Remuneration Committee. Other committees of the Board are formed from time to time to deal with specific matters.

Each of the Board's standing committees operates under a charter detailing its delegated authority from the Board. The charter of each committee can be found on the Brambles website at www.brambles.com.

Regular reports of the committees' activities are provided to the Board and minutes are circulated to all Directors.

4.1 Audit Committee

The objective and purpose of the Audit Committee is to assist the Board in fulfilling its corporate governance and oversight responsibilities by:

- monitoring and reviewing:
  - the integrity of financial statements;
  - internal financial controls;
  - the objectivity and effectiveness of the internal auditors; and
  - the independence, objectivity and effectiveness of the external auditors;
- making recommendations to the Board in relation to the appointment of the external auditors, the approval of their remuneration and the terms of their engagement;
- reviewing and monitoring the policy on the engagement of the external auditors to supply non-audit services, taking into account relevant ethical guidance regarding the provision of non-audit services by the external auditors; and
- reporting to the Board, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken.

The Audit Committee discharges these responsibilities by meeting regularly throughout the year and, among other matters:

- reviewing, and challenging where necessary, the actions and judgment of management in relation to all regular financial reports and any other formal announcements relating to Brambles' financial performance prepared for release to the ASX, regulators and the public, including interim and annual financial reports, before making appropriate recommendations to the Board;
- reviewing the audit plans of the internal auditors, including the scope and materiality level of their audits; monitoring compliance with, and the effectiveness of, the audit plans of the internal auditors; reviewing reports from the internal auditors on their audit findings, management responses and action plans in relation to those findings, and reports from the internal auditors on the implementation of those action plans; and facilitating an open avenue of communication between the internal auditors, the external auditors and the Board;
- reviewing the audit plans of the external auditors, including the nature, scope, materiality level and procedures of their audits; monitoring compliance with, and the quality and effectiveness of, the audit plans of the external auditors; and reviewing reports from the external auditors in relation to their major audit findings, management responses and action plans in relation to those findings, and reports from the external auditors on the implementation of those action plans; and
- reviewing and recommending to the Board the fees payable to the external auditors, pre-approving the performance by the external auditors of any non-audit related work in accordance with the Audit Independence Charter, and any proposed fees to be paid to the external auditors for that work, and monitoring compliance with the Board's policy on the performance by the external auditors of non-audit related work.

The Committee is also responsible for ensuring that Brambles' policy on Speaking Up is communicated properly and complied with throughout Brambles, for monitoring that policy, and for ensuring that appropriate protection against victimisation and dismissal is given to Brambles employees who make certain disclosures in the public interest.

A copy of the Audit Committee's Charter giving full details of its duties and responsibilities can be found on the Brambles website at www.brambles.com.

In line with current best practice recommendations, the Audit Committee is comprised entirely of Non-executive Directors, all of whom the Board considers to be independent.

The members of the Audit Committee, including details of their relevant qualifications, are as follows:

- Stephen Johns (Committee Chairman) had a long career as a senior executive and director of the Westfield Group, holding a number of positions including that of Finance Director from 1985 until 2002. He holds a Bachelor of Economics degree from the University of Sydney and is a Fellow of the Institute of Chartered Accountants in Australia.
- David Gosnell is the Managing Director of Global Supply and Procurement for Diageo plc. He holds a Bachelor of Science degree in Electrical and Electronic Engineering from Middlesex University, England.
- Carolyn Kay is a director of Commonwealth Bank and the Starlight Foundation and an external board member of Allens Arthur Robinson. She holds a Bachelor of Law and Arts degree from the University of Melbourne and a Graduate Diploma of Management from the AGSM. She is a Fellow of the Australian Institute of Company Directors.

Graham Kraehe retired as a member of the Committee on 10 April 2008 following his appointment as Chairman of Brambles.

The Board considers that each of the members of the Audit Committee has recent and relevant financial experience and an understanding of accounting and financial issues relevant to the industries in which Brambles operates.

Details of Audit Committee meetings held during the year, and attendance at those meetings, are set out in the Directors' Report on page 79.

4.2 Nominations Committee
The objective and purpose of the Nominations Committee is to support and advise the Board in fulfilling its responsibilities to shareholders in ensuring that the Board is comprised of individuals who are best able to discharge the responsibilities of Directors.

The Committee discharges these responsibilities by meeting regularly throughout the year and, among other matters:

- assessing periodically the skills required to discharge competently the Board's duties, having regard to the strategic direction of the Group, and assessing the skills currently represented on the Board by the Directors to determine whether those current skills meet the required skills identified;
- reviewing the structure, size and composition (including the balance of skills, knowledge and experience) of the Board and the effectiveness of the Board as a whole, and keeping under review the leadership needs of Brambles, both executive and non-executive, with a view to ensuring the continued ability of Brambles to compete effectively in the marketplace;
- preparing a description of the role and capabilities required for any Board appointment; identifying suitable candidates to fill Board vacancies as and when they arise and nominating candidates for the approval of the Board;
- ensuring that, in determining the process for the identification of suitable candidates for appointment:
  - a search is undertaken by an appropriately qualified independent third party acting on a brief prepared by the Committee which identifies the skills sought;
  - the search is international, extending to those countries in which candidates with the necessary skills would ordinarily be expected to be found; and
  - candidates are considered from a wide range of backgrounds;
- ensuring that, on appointment, Non-executive Directors receive a formal letter of appointment, setting out the time commitment and responsibility envisaged in the appointment;
- in relation to any re-appointment of a Non-executive Director on conclusion of their specified term of office, undertaking a process of review of the retiring Non-executive Director's performance during the period in which they have been a member of the Board;
- reviewing annually the time commitment required of Non-executive Directors and carrying out performance evaluations to assess whether the Non-executive Directors are devoting enough time to fulfil their duties; and
- giving full consideration to appropriate succession planning, satisfying itself that processes and plans are in place in relation to both Board (particularly for the key roles of Chairman and Chief Executive Officer) and other senior executive appointments.

A copy of the Nominations Committee's Charter giving full details of its duties and responsibilities can be found on the Brambles website at www.brambles.com.

The Nominations Committee is comprised entirely of Non-executive Directors, all of whom the Board considers to be independent.

The members of the Nominations Committee are Graham Kraehe (Committee Chairman), Stephen Johns and Tony Froggatt (appointed to the Committee on 10 April 2008). Don Argus and Jac Nasser retired as members of the Committee on 6 February 2008 and 14 January 2008 respectively, when they also retired or resigned as Directors.

Details of Nominations Committee meetings held during the year, and attendance at those meetings, are set out in the Directors' Report on page 79.

4.3 Remuneration Committee
The objective and purpose of the Committee is to assist the Board in establishing remuneration policies and practices which:

- enable Brambles to attract and retain executives and Directors who will create value for shareholders;
- fairly and responsibly reward executives having regard to the performance of Brambles, the performance of the executive and the general remuneration environment; and
- comply with the provisions of the ASX Listing Rules and the Act.

The Committee discharges these responsibilities by meeting regularly throughout the year and, among other matters:

- determining and agreeing with the Board the broad policy for the remuneration of the Chairman of the Board, the Chief Executive Officer and other members of the senior executive team, and reviewing the ongoing appropriateness and relevance of the executive remuneration policy;
- determining the remuneration for the Executive Directors and the Company Secretary, reviewing the proposed remuneration for the senior executive team, ensuring that contractual terms on termination, and any payments made, are fair to the individual and Brambles, that failure is not rewarded and that the duty to mitigate loss is fully recognised, and, in determining such packages and arrangements, giving due regard to all relevant regulations and associated guidance;
- insofar as they impact on the Executive Directors and the senior executive team, approving the design of, and determining targets for, all cash-based executive incentive plans, and approving the total proposed payments from all such plans;
- keeping all equity based plans under review in the light of legislative, regulatory and market developments, determining each year whether awards will be made under such plans and whether there are exceptional circumstances which allow awards at other times, approving total proposed awards under each plan, and approving awards to Executive Directors and reviewing awards made to the senior executive team;
- annually reviewing and taking account of the remuneration trends across Brambles in its main markets; and advising on any major changes in employee benefit structures throughout Brambles;
- reviewing the funding and performance of Brambles' retirement plans and reporting to the Board; and
- selecting, appointing and setting the terms of reference for external remuneration consultants who advise the Committee in respect of the remuneration of the Executive Directors.

A copy of the Remuneration Committee's Charter giving full details of its duties and responsibilities can be found on the Brambles website at www.brambles.com.

The Remuneration Committee is comprised entirely of Non-executive Directors, all of whom the Board considers to be independent.

The members of the Remuneration Committee are Luke Mayhew (Committee Chairman), Graham Kraehe (appointed to the Committee on 10 April 2008), and Tony Froggatt. Hans-Olaf Henkel, Jac Nasser and Don Argus retired from the Committee on 16 November 2007, 14 January 2008 and 6 February 2008 respectively, when they also retired or resigned as Directors.

The Committee meets at least three times a year. Details of Remuneration Committee meetings held during the year, and attendance at those meetings, are set out in the Directors' Report on page 79. Details of Brambles' remuneration policy can be found in the Remuneration Report on pages 55, 56 and 70.

5. MANAGEMENT COMMITTEES

5.1 Executive Leadership Team

The Brambles Executive Leadership Team assists in developing and implementing Brambles' strategic direction, and ensuring its resources are well managed. The Team has a range of responsibilities, which include:

- reviewing business and corporate strategies;
- formulating major policies in areas such as succession planning and talent management, human and capital resources management, information technology, risk management, communications, and post-investment project reviews;
- leading initiatives which may from time to time vary but now include:
  - Zero Harm;
  - diversity; and
  - quality; and
- leading the implementation of change processes.

Minutes of meetings of the Team are circulated to the Board.

The members of the Team are Mike Ihlein (Chief Executive Officer and Committee Chairman), Liz Doherty (Chief Financial Officer), Tom Gorman (Group President, CHEP Europe, Middle East and Africa), Jasper Judd (Senior Vice President – Strategic Development), Elton Potts (President and Chief Operating Officer, Recall), Kevin Shuba (Group President, CHEP Americas), Nick Smith (Senior Vice President – Human Resources) and Craig van der Laan (Group President, CHEP Asia-Pacific and Global Head of Mergers and Acquisitions).

Dave Mezzanotte (Chief Operating Officer, CHEP) was a member of the Executive Leadership Team during the year until he left Brambles on 4 April 2008.

5.2 Group Risk Committee

The Group Risk Committee assists the Board in fulfilling its corporate governance and oversight responsibilities by establishing, monitoring and reviewing internal control and risk management systems to safeguard shareholders' investment and Brambles' assets, ensuring compliance with, reviewing the effectiveness of, and continuously monitoring Brambles' risk management and internal control systems, and reporting to the Board on a regular basis.

Based on its review work, the Committee also prepares and submits to the Board a report on the effectiveness of Brambles' management of its material business risks as required by the CGPR.

The Committee members are Liz Doherty (Chief Financial Officer and Committee Chairman), key managers from each business unit and senior executives from Brambles' risk management, legal, accounting, secretarial and internal audit functions.

A copy of the Group Risk Committee's Charter can be found on the Brambles website at www.brambles.com.

6. EVALUATION

Brambles has a well established performance management and development planning process, which is used throughout the Group. The process spans objective setting consistent with the Company's remuneration policy and targets for cash and equity based incentive plans set by the Remuneration Committee, as well as personal development planning, half year reviews and full year appraisals. These then feed into a performance rating, as well as the assessment of annual bonuses. Senior executives (including the Executive Leadership Team) all participate in this process, which is overseen by the Remuneration Committee.

Performance evaluations for senior executives (including the Executive Leadership Team) were carried out during the year in accordance with this process.

7. ACCOUNTABILITY AND AUDIT

7.1 Internal control and risk management

The Board is responsible for the establishment and review of the effectiveness of the Group's system of internal control and risk management. The Board is supported in this role by management, and in particular by the Group Risk Committee, the Audit Committee and internal audit.

Management is responsible for the development, implementation and management of systems that:

- identify, assess and manage risks in an effective and efficient manner;
- enable decisions to be based on a comprehensive view of the reward-to-risk balance;
- provide greater certainty of the delivery of objectives; and
- satisfy the Group's corporate governance requirements.

These systems are designed to limit the risk of failure to achieve business objectives. It must be recognised, however, that internal control and risk management systems can provide only reasonable, and not absolute, assurance against the risk of material loss.

Key elements of Brambles' internal control systems include:

- a Code of Conduct that sets out an ethical and legal framework for all employees in the conduct of Brambles' business;
- financial systems to provide timely, relevant and reliable information to management and to the Board;
- appropriate formalised delegations and limits of authority consistent with Brambles' objectives;
- annual management declarations confirming, among other matters, the adequacy of internal control procedures, the effectiveness of risk management systems and compliance with all regulatory and statutory requirements;
- an internal audit function, which carries out risk-based audits based on an annual plan approved by the Audit Committee, which provides assurance on the robustness of the ongoing internal control environment; and
- other sources of independent assurance, such as environmental audits, occupational health and safety audits and reports from the external auditors.

During the year, the Board reviewed the effectiveness of the internal control and risk management systems and will continue to do so on an ongoing basis by:

- considering and approving the budget and forward plan of each business;
- reviewing detailed monthly reports on business performance and trends;
- setting limits on delegated authority;
- receiving regular reports on Brambles' treasury activities, and reviewing treasury guidelines, limits and controls;
- receiving twice yearly written assurances from the Chief Executive Officer and Chief Financial Officer under section 295A of the Act and Principle 7.3 of the CGPR;
- receiving twice yearly reports on the effectiveness of internal control and risk management systems, including the report under Principle 7.2 of the CGPR from the Group Risk Committee; and
- receiving reports from the Audit Committee, which has a responsibility to assist the Board in reviewing internal financial controls.

The key elements of Brambles' business risk management systems are set out below:

Risk control – risks to the achievement of business objectives are identified through a process of examination between Brambles' risk management team and functional process owners. The identified risks are assessed in terms of their underlying causes, business consequences, external variables and controllability, current internal control effectiveness, likelihood of occurrence and overall risk priority. The resulting risk and control profiles are presented to the Board, together with a risk improvement program designed to increase the effectiveness of controls and manage the overall level of risk. This process forms part of the Board's annual review of the effectiveness of the systems of internal control.

Risk monitoring – in addition to regular monitoring by the Group Risk Committee, risks and controls are reassessed by management on a biannual basis. The outcome of those assessments and details of progress in implementing risk improvement programs are reported to the Vice President Group Risk and Audit. In addition, a report on the effectiveness of the management of business risks is provided to the Group Risk Committee and the Board. The effectiveness of the specific risk controls and risk improvement programs are also periodically reviewed by internal audit, and the results reported to the Group Risk Committee and the Board.

7.2 Principal Risks

The principal risks and uncertainties facing Brambles are described below.

- Economic and business conditions – Brambles has operations spread across a diverse range of countries and territories. It is subject to risks related to global economic and business conditions and climate. These may affect, among other things, profitability, demand for services, the solvency of counterparties and the ability to obtain additional finance.
- Equipment control and quality – Brambles is subject to the risk that the operating and capital costs of CHEP may fluctuate because of the pallet and container pools operated by CHEP. These costs are sensitive to the efficiency and effectiveness of the control and quality standards employed.
- Raw material supply – Brambles relies on the continued supply of raw materials essential to its operations. To enhance the continued availability of lumber for wooden pallets, CHEP sources its supplies from a range of providers in each geographic region. Further, where appropriate, CHEP has purchased its own timber plantations.
- Strategy and capital allocation – Selection of the optimal corporate strategy, business model, financial structure and capital allocations, including the pace of expansion into emerging markets, are central to the enhancement of the value of shareholders' investment and protection of Brambles' assets as it seeks to capture the full value of the available growth opportunities.
- Competition and retention of major customers – Brambles operates in a competitive environment. Many of the markets in which it operates are served by numerous competitors and are also subject to the threat of a new entrant or a new technology, product or service offering. This could potentially have an impact on revenue, cost base, economies of scale and the value of existing assets. Customers and other users of Brambles' services could also affect market structure, market share or profitability.
- Fuel costs – Brambles has operations that are directly or indirectly exposed to volatility in fuel costs that have the potential to impact margins. Brambles has and continues to implement a range of initiatives to manage transport costs.
- Talent management – Brambles' ability to meet its business objectives is directly related to its ability to create an optimal working environment to attract, develop and retain high-performing individuals. Loss of talented people could, until suitable replacements are found, affect Brambles' capability to execute its growth plans and productively utilise existing resources in personnel, facility capacity and infrastructure.
- Systems and technology – Brambles relies on the continuing operation of its information technology and communications systems, including those in CHEP's Global Data Centre. Interruption or failure of these systems could impair Brambles' ability to provide its services effectively. This could damage its reputation and, in turn, could have an adverse effect on its ability to attract and retain customers.
- Force majeure – Brambles is subject to the risk of strikes, terrorism, war, fire, flood, earthquakes and other acts of God and other acts outside its control. In particular, a fire in a Recall DMS facility could have a number of potential consequences in terms of employee safety, reputation, financial impairment and litigation. Whilst Brambles maintains appropriate insurances and fire protection controls, some of these force majeure risks may be uninsurable.
- Security and contract management – Part of Brambles' businesses, particularly in Recall, is the storage and protection of its customers' information from unauthorised access, use, disclosure, destruction, modification or disruption. Any inadequate or undocumented customer contracts could give rise to a potential exposure to customer disputes and legal liability in the event of a service failure, such as loss of customer data. To manage the risk of loss of its customers' information, Brambles maintains appropriate physical and information technology security measures. Nevertheless it is possible that future claims could exceed the level or scope of Brambles' insurance and that provisions in the Company's accounts for self-insured risks could prove insufficient.
- Safety – Brambles is subject to various operational hazards, including industrial, road traffic or transportation accidents that could potentially result in injury or fatality to employees, contractors or the public. Brambles has adopted a Zero Harm policy to manage its safety risks, details of which are in the Sustainability Report on page 36.
- Reputation – Brambles is subject to the risk that negative publicity, whether true or not, may change stakeholder perceptions of its past actions and future prospects and affect its overall appeal to regulators, customers, employees, suppliers and shareholders. In turn, this may have an impact on licences to operate, customer purchase decisions, employee retention and shareholder value.

7.3 External Audit

PricewaterhouseCoopers has been engaged by the Board to act as external auditors to Brambles since the 2002 financial year. Under the terms of engagement, the Australian audit engagement partner will rotate every five years.

The Audit Committee is responsible for making recommendations on the appointment, evaluation and dismissal of external auditors, setting fees and reviewing the independence and objectivity of the external auditors.

The Board remains committed to its policy relating to the performance of non-audit work by external auditors, so as to safeguard the external auditors' objectivity and independence. This policy is set out in a Charter of Audit Independence, a copy of which can be found on the Brambles website at www.brambles.com. The policy divides non-audit work into three categories: work which must be approved by the Chief Financial Officer (if fees will fall below specified limits), work which must be approved by the Audit Committee and work which is prohibited. Prior consultation with, and approval of the Chief Financial Officer or Audit Committee, as prescribed by the Charter of Audit Independence, is required whenever management recommends that the external auditors undertake non-audit work. Internal accounting, valuation services, actuarial services and internal audit services must not be performed by the external auditors.

Details of the amounts paid to the external auditors during the year for audit and non-audit services are set out in Note 34 on page 147.

8. SHARE OWNERSHIP AND DEALING

Details of Brambles Limited securities held by Directors are set out on pages 69 and 72. The Board has put in place policies covering dealings in securities by Directors, senior executives and individuals located in Brambles' Headquarters. These are contained in a Securities Trading Policy, a copy of which can be found on the Brambles website at www.brambles.com.

The policy is designed to ensure that shareholders, customers and the international business community have confidence that Brambles' Directors and senior executives are expected to comply with the law and best practice in corporate governance, and handle confidential information lawfully and with integrity.

Under this policy, Directors and relevant employees are required to obtain approval before dealing in Brambles Limited's securities, and are prohibited from such dealing at certain times, other than in exceptional circumstances, and then only where the relevant person declares that he or she does not possess any price sensitive, non-public information.

Any dealings in Brambles Limited securities by a Director or a member of the Executive Leadership Team are reported to Brambles within two business days of effecting such dealings. The ASX and a UK regulatory information service are notified of these transactions within applicable time limits.

The Securities Trading Policy applies to Brambles' equity based awards under the incentive plans described in section 3 of the Remuneration Report. The policy prohibits senior managers from acquiring financial products or entering into arrangements which have the effect of limiting the exposure to the risk of price movements of Brambles securities.

9. SUSTAINABILITY

Brambles is committed to meeting high standards of compliance with respect to its health, safety, environmental and community responsibilities, which are essential to the way in which Brambles' businesses operate.

A Sustainability Report addressing these issues can be found on pages 28 to 39, and on the Brambles website at www.brambles.com.

10. BRAMBLES CODE OF CONDUCT

Brambles has a Code of Conduct, which provides an ethical and legal framework for all employees in the conduct of Brambles' business. The Code of Conduct defines how Brambles relates to its shareholders, employees, customers, suppliers and the community. Further details of the content of the Code of Conduct are set out in the Sustainability Report. A copy of the Code of Conduct can be found on the Brambles website at www.brambles.com.

11. ASX CORPORATE GOVERNANCE COUNCIL'S PRINCIPLES AND RECOMMENDATIONS

The Board notes that at the beginning of the year, Brambles was in compliance with the first edition of the CGPR and, during the year, made the transition to the second edition of the CGPR. The Board considers that, as at 30 June 2008, Brambles was in compliance in all material respects with the second edition of the CGPR.

Directors' Report – Remuneration Report

DEAR SHAREHOLDER,

I am pleased to present Brambles' 2008 Remuneration Report.

The structure of the current Remuneration Plan was agreed in 2004. Since then Brambles has evolved significantly. As a result of a comprehensive review, we are now proposing a number of changes to our short and long term incentive plans. These are aimed at ensuring that the executive remuneration policy reflects the changed business structure, supports the "Accelerating Growth" strategy approved by the Board and announced by Mike Ihlein, Brambles' CEO, during August 2007, and continues the focus on the efficient use of capital. We have looked to reward long term shareholder value generation in a way that is motivating to a global management team.

Full details of the proposed changes are set out in detail in sections 4.1.1 and 4.2.1 of the 2008 Remuneration Report. In summary, however, we are proposing:

- relatively minor changes to the annual short term incentives which continue to be based around the delivery of Brambles Value Added;
- that the Enhanced STI element of the current plan is removed in order to simplify remuneration structures, with a comparable value being incorporated into the LTI plan; and
- that the LTI plan continues to be in the form of shares which may vest after a three year performance period, but with a vesting scale related to two separate performance criteria: a TSR element which applies to half of a LTI Award, with the other half of the award based on the delivery of profitable and sustainable global growth, measured by a combination of sales revenue growth targets and BVA hurdles (details of the targets and hurdles proposed for 2009 are set out in the 2008 Notice of AGM).

The Board believes the proposed revisions to the senior executive remuneration policy will help drive strong long term value for shareholders, whilst continuing to attract, retain and motivate the best global talent.

On behalf of the Remuneration Committee, thank you for your interest in the Report.

Luke Mayhew
Non-executive Director and Chairman of the Remuneration Committee

CONTENTS

1. BACKGROUND

This Remuneration Report includes information on Brambles' Executive Directors, Non-executive Directors, and other Group executives whose details are required to be disclosed (**Disclosable Executives**).

The Disclosable Executives include those persons having authority and responsibility for planning, directing and controlling the activities of the Group, and who, for some or all of the year ending 30 June 2008 (**Year**), have been a member of the Executive Leadership Team of Brambles (**Key Management Personnel**), as well as the five most highly paid executives of each of Brambles Limited and the Group (**Other Senior Executives**).

This report includes all disclosures required by the Act, regulations made under the Act, and Australian Accounting Standard AASB 124: Related Party Disclosures. The disclosures required by Section 300A of the Act have been audited. Disclosures required by the Act cover both Brambles Limited and the Group. The footnotes in this report start on page 75.

2. REMUNERATION COMMITTEE

The Remuneration Committee (**Committee**) operates under delegated authority from the Board. The Committee's activities are governed by its Charter. Its responsibilities include recommending overall remuneration policy to the Board, approving the remuneration arrangements for both the Executive Directors and the Company Secretary and reviewing the remuneration policy and individual arrangements for other senior managers.

Details of the membership of the Committee can be found on page 50. The Committee's Charter, as well as a full list of advisors who provided data or consulting services to the Committee during the Year can be found on the Brambles website at www.brambles.com on the Corporate Governance page.

3. REMUNERATION POLICY AND STRUCTURE

3.1 Remuneration policy

The Board has adopted a remuneration policy for the Group which is consistent with its business objectives and designed to attract and retain high calibre executives, align executive rewards with the creation of shareholder value and motivate executives to achieve challenging performance levels.

The Board's policy is that service contracts for the Group's senior managers should have no fixed terms but should be capable of termination on a maximum of 12 months' notice, with the employing company retaining the right to terminate the contract immediately by making a payment equal to no more than 12 months' pay in lieu of notice. Some executives (but not the Executive Directors) have pre-existing service contracts that contain notice periods that exceed 12 months or are based in countries where higher severance terms apply.

When setting and reviewing remuneration levels for the Executive Directors and other members of the Executive Leadership Team, the Committee considers the experience, responsibilities and performance of the individual and takes account of market data relevant to the individual's role and location, as well as Brambles' size, geographic spread and complexity. The Group's remuneration policy is to pay at the median level of remuneration for target capability and performance and to provide upper quartile rewards for outstanding capability and performance.

3.2 Proposed changes to remuneration policy

During the year, the Committee carried out a review of the remuneration policy. The purpose of the review was to ensure that Brambles' policy supported the Group's business strategy, in particular, the Accelerating Growth strategy announced by Mike Ihlein, Brambles' CEO, in August 2007, the new business structure announced by Mr Ihlein at that time and the creation of shareholder value. As a result, the Committee has recommended changes be made to both Brambles' short and long term incentive plans for future years.

The proposed changes to the short term incentive plans continue the focus on strong operational performance during the year. The proposed changes to the long term incentive plan are to provide a balance between a focus on sustained profitable growth in line with the Accelerating Growth strategy and ensuring participants focus on the share price performance of Brambles, relative to the ASX100, as well as smoothing out the otherwise cyclical volatility of the ASX100.

Further details of these changes are set out in Sections 4.1.1 and 4.2.1 of this report. Shareholder approval of the amendments to the rules of the long term incentive plan will be sought at the 2008 AGM.

In addition, Brambles will be seeking shareholder approval at the AGM to implement a global employee share plan. This is seen as a valuable part of Brambles' employment offering and helpful in reinforcing the value of being part of the Group. Brambles also believes it is in shareholders' interests for a larger proportion of Brambles' global employees to share an interest in and returns from improved shareholder value.

3.3 Structure of remuneration

Remuneration is divided into those components which are not directly linked to target capability and performance (that is, they are "**Fixed**"), and those components which are variable and are directly linked to Brambles' financial performance and personal performance objectives (that is, they are "**At Risk**").

3.3.1 Fixed remuneration

Fixed remuneration generally consists of base salary and benefits. However, some Executive Directors and certain other managers based in Australia are provided with an annual Total Fixed Remuneration (**TFR**) amount and have flexibility as to the precise mixture of cash and benefits they receive within that amount. These benefits are provided at cost and are inclusive of any Fringe Benefits Tax (**FBT**) incurred by the relevant employing company. They may include motor vehicles, health care, and disability and life insurance. Senior managers who are not covered by TFR may receive similar benefits in addition to their base salary.

As a global group, Brambles operates an international mobility policy which can include the provision of housing, payment of relocation costs and other location adjustment expenses where appropriate.

3.3.2 At Risk remuneration

In addition to those elements of remuneration which are Fixed, a significant element of senior managers' total potential reward is required to be At Risk. This means that an individual's maximum potential remuneration may be achieved only in circumstances where they have met challenging objectives, described as Key Performance Indicators (**KPIs**), which contribute to Brambles' overall profitability and performance for the benefit of all shareholders. KPIs comprise both financial and personal objectives, described in more detail in Section 4.1 of this report,

At Risk remuneration is provided to Brambles' senior managers through short term incentive (**STI**) and long term incentive (**LTI**) arrangements. All the incentive plans under which awards to Executive Directors and the Disclosable Executives are still to vest or be exercised are summarised in the diagram below or in Sections 7.2 or 7.3.

The structure of Brambles' current incentive arrangements was approved by BIL and BIP shareholders at their respective 2004 AGMs and adopted by the shareholders of Brambles Limited at the 2006 Extraordinary General Meeting. These arrangements received a 98% vote in favour at the 2004 meetings and a 99% vote in favour at the 2006 meeting.

Brambles' At Risk remuneration includes four different types of award, the key features of which are illustrated in the following diagram. (References to "**TSR**" are references to Total Shareholder Return, which measures the returns that a company has provided for its shareholders, reflecting share price movements and reinvestment of dividends over a specified period. References to "**Performance Period**" are to a three year period.) The manner in which the awards operate is summarised below:


Equity award date
Vesting date
(3rd anniversary of equity award date)
STI Cash Award(1)
Size determined by performance against KPIs for financial year just ended.
80% financial KPIs
20% personal KPIs
STI Share Award(1)
Size normally derived from size of STI Cash Award.
Awards vest subject to continued employment at 3rd anniversary of grant.
Enhanced STI Share Award
50% of size of STI Share Award.
Awards vest subject to continued employment at 3rd anniversary of grant, and relative TSR ranking of between 37th and 25th out of 100 over Performance Period.*(2)
LTI Award
Size determined as % of salary/TFR.
Awards vest subject to continued employment at 3rd anniversary of grant, and relative TSR ranking of between 50th and 25th out of 100 over Performance Period.*(2)
Start of financial year 1
End of financial year 3
* Performance Period
Vesting depends upon relative TSR ranking during three months prior to start of this period, compared with that during final three months of this period.

The market value at the date of grant of all equity awards made to any person in any financial year should not normally exceed two times their TFR or equivalent. The Committee may, however, increase this limit to three times TFR in exceptional circumstances. The STI Share Award, Enhanced STI Share Award and LTI Share Award all have a maximum life of six years from grant date.

Brambles' Securities Trading Policy applies to awards granted under the incentive arrangements described above. That policy prohibits senior managers from acquiring financial products or entering into arrangements which have the effect of limiting exposure to the risk of price movements of Brambles securities. It is a term of senior executives' employment contracts that they are required to comply with all Brambles' policies (including the Securities Trading Policy). Management declarations are obtained twice yearly and include a statement that all policies have been complied with.

More detailed information on Brambles' current incentive arrangements is set out in Section 4, and in the option and performance share plan rules, which can be found on Brambles' website at www.brambles.com on the Corporate Governance page.

3.3.3 Proposed change to At Risk remuneration

As a result of the review of Brambles' remuneration policy, Brambles is proposing to remove the Enhanced STI Share Award and instead roll a comparable value into the LTI Share Award. This will simplify the plan construction. Brambles is also looking to make minor changes to the STI incentives and more significant changes to the LTI incentives. Details are set out in Sections 4.1.1 and 4.2.1.

4. PERFORMANCE OF BRAMBLES AND PROPOSED CHANGES TO INCENTIVE PLANS

Brambles' remuneration policy is directly linked to its performance, both in terms of earnings and the creation of shareholder wealth. This link is achieved in the following ways:

- by placing a significant portion of executives' remuneration At Risk;
- by selecting appropriate KPIs for annual STI Cash Awards and performance conditions for equity awards; and
- by requiring those KPIs or conditions to be met in order for the At Risk component of reward to be awarded or to vest.

The relationship between Brambles' remuneration policy and its performance over the Year and the previous four financial years is set out in Sections 4.2.2 and 4.2.3. The tables in those sections show the level of vesting of awards triggered by performance over those periods.

4.1 STI Key Performance Indicators

As outlined in Section 3.3.2, senior managers have the opportunity to receive an annual STI Cash Award based on performance against KPIs. The KPIs chosen for the Year (in addition to an individual's personal and safety objectives) were Brambles Value Added (**BVA**), plus (for members of the Executive Leadership Team) Profit After Tax (**PAT**) and Cash Flow From Operations (**CFO**).

A focus on BVA helps ensure the efficient use of capital within Brambles, PAT captures interest and tax charges which are not directly incorporated in BVA, and CFO is a key measure of a company's ability to pay dividends and pursue growth opportunities, and is used by many analysts as a basis for valuing companies.

The key levels of performance possible against each of the financial KPIs relevant to the STI awards for the Year were: **Threshold** (the minimum necessary to qualify for the awards); **Target** (where the performance targets have been met); and **Maximum** (where the targets have been exceeded, and the related rewards have reached their upper limit).

The actual levels of performance achieved for the Year against the financial KPIs are summarised in the table below.

KPIs	Level of performance achieved during the Year[3]
Brambles BVA	Between Threshold and Target
Brambles CFO	Between Threshold and Target
Brambles PAT	Between Threshold and Target
CHEP BVA	Between Threshold and Target
Recall BVA	Below Threshold

4.1.1 Proposed changes to STI Key Performance Indicators

As discussed in Section 3.2 above, minor changes to the STI Cash Award incentives are being made for the year ending 30 June 2009 and beyond. The changes relate to the KPIs for those awards. From the 2009 year, financial KPIs for the Chief Executive Officer and Chief Financial Officer will be BVA and PAT, and the financial KPIs for the remainder of the Key Management Personnel will be BVA. Further, financial KPIs will form 70% of the STI Cash Award performance conditions for the Chief Executive Officer and other members of the Executive Leadership Team. The remaining 30% of the STI Cash Award performance conditions will be based on personal, strategic and safety objectives.

The financial KPIs for the Chief Executive Officer and the Chief Financial Officer, which comprise 70% of their STI Cash Award, will be made up of two components: Brambles Group BVA (50%) and Brambles Group PAT (20%). The financial KPIs for the remaining Key Management Personnel will, for Group Presidents, be based half on their respective business unit's BVA and half on Brambles BVA and, for the remaining Executive Leadership Team members, be based 100% on Brambles BVA.

4.2 Equity award vesting conditions

As outlined in Section 3.3.2, senior managers also currently have the opportunity to receive equity awards in the form of STI Share Awards, Enhanced STI Share Awards and LTI Awards. The vesting of all three types of equity award normally only occurs three years from the date of award. The vesting of Enhanced STI Share Awards and LTI Awards also depends on Brambles' TSR ranking relative to the ASX100 over a Performance Period in accordance with the vesting schedules described in Section 7.2.

A relative TSR performance condition helps ensure that value is only delivered to participants if the investment return actually received by Brambles' shareholders is sufficiently high relative to the return they could have received by investing in a portfolio of alternative stocks over the same period. Vesting is also conditional on the Board being satisfied that the financial performance of Brambles over the Performance Period has been at an acceptable level. Under the 2006 Share Plan, TSR calculations are normally based on average daily closing share prices in the three months immediately preceding the start and end of the Performance Period.

Details of equity awards made to Executive Directors and Disclosable Executives which may affect remuneration in this or future reporting periods are set out in Section 7.3. The vesting of these awards was subject variously to performance conditions based on compound annual growth rate (**CAGR**) in earnings per share (**EPS**), or relative TSR ranking.[4] The 2001 Option Plans were based on TSR performance against FTSE 100/S&P/ASX50 and the 2001 Share Plans were based on compound EPS growth. The 2004 Share Plans, which were approved by shareholders, resulted in a shift to vesting based on performance against the ASX100 and the FTSE 350. In 2006, shareholders approved the 2006 Share Plan, which provides for the vesting of share awards based on the TSR ranking of Brambles relative to the ASX100 over the Performance Period.

The tables in Sections 4.2.2 and 4.2.3 illustrate the relationship between Brambles' remuneration policy and performance, showing the level of vesting of equity awards triggered by performance over various periods to 30 June 2007 and to 30 June 2010. In the case of awards which have not yet reached their earliest testing date, the level of vesting shown is that which would be triggered if the current level of performance were maintained until testing.

4.2.1 Proposed changes to LTI Award vesting conditions

As discussed in Section 3.2 above, changes to the LTI arrangements have been recommended by the Committee and shareholder approval to those changes will be sought at the 2008 AGM.

The first proposed change is to cease to grant Enhanced STI Share Awards and instead, roll a comparable value of those Awards into the LTI Award.

The second proposed change is to the performance conditions which must be met in order for LTI Awards to vest. Performance conditions will be divided into two equal components: 50% of an LTI Award will be measured by a relative TSR condition and the other 50% by a CAGR sales revenue target and BVA performance condition.

- TSR Condition – half of the LTI Award will continue to be measured by a relative TSR condition, thereby providing a link between executive reward and Brambles' performance against other companies in the ASX100. The manner in which relative performance will be measured, however, will change. The Board recognises the volatility in the ASX100 index. This is due in part to the high number of companies in the Basic Resources and Oil and Gas sectors in the ASX100. The performance of these companies can be cyclical in nature and is primarily impacted by external market factors, such as the market price of commodities. The new relative TSR condition is being proposed to smooth out the impact of such cyclical volatility.

  The new condition would be satisfied if Brambles' TSR over the Performance Period equals the TSR of the median ranked company in the ASX100 over this period. Threshold vesting would occur for TSR performance equal to that of the median ranked ASX100 company. It is proposed that 40% of awards would vest at Threshold. While this is higher than the current vesting of 30% at Threshold, this continues to be more demanding than the current practice for ASX100 companies which have TSR performance conditions, where 50% vesting for the median TSR performance is normal.

  Maximum vesting would occur for outperformance of the median ranked company by a predetermined factor, which, for awards granted in 2008, will be outperformance of the TSR of the median ranked ASX100 company by 25%. This level of performance is comparable to "upper quartile" vesting and historical analysis shows that this level of performance would have been upper quartile in the ASX100 in a significant majority of Performance Periods in the last six years. A three month averaging period will continue to be applied. If Brambles' TSR performance is between Threshold and Maximum, vesting is on a pro-rata straight line basis.

- Sales revenue growth/BVA – the performance condition for the other half of the LTI award will be measured against the achievement of profitable growth objectives. This is designed to directly support the Accelerating Growth strategy, as announced by Mike Ihlein in August 2007. The growth element is designed to reward both long term sales revenue and BVA growth. Vesting would be primarily based on achievement of sales revenue with three year performance hurdles set on a CAGR basis.

  The sales revenue growth elements would be underpinned by BVA hurdles to ensure quality of earnings is maintained at a strong level. Both sales revenue growth and BVA will be measured in constant currency. The sales revenue growth targets underpinned by BVA hurdles are designed to drive profitable business growth and deliver increased shareholder value.

Details of these proposals and the performance matrix setting out the sales revenue growth targets and BVA hurdles for the LTI Awards to be made in the 2009 financial year have been included in the 2008 Notice of AGM. In future years, Brambles will set out future LTI Sales Revenue Growth/BVA matrices retrospectively in its annual report and will report on achievement against the performance hurdles in the remuneration report for the applicable year.

The diagram below sets out how these proposed changes would fit together to provide a revised incentive framework for senior executives.


Equity award date
Vesting date
(3rd anniversary of equity award date)
STI Cash Award
Size determined by performance against KPIs for financial year just ended.
70% financial KPIs
30% personal KPIs
STI Share Award
Size normally derived from size of STI Cash Award.
Awards vest subject to continued employment at 3rd anniversary of grant.
LTI Award
Size determined as % of salary/TFR.
TSR – Threshold vesting where TSR equals median ranked ASX100 company over performance period.
Full vesting for outperformance of 25%.
Satisfaction of sales revenue growth with BVA performance condition over Performance Period.
Start of financial year 1
End of financial year 3
* Performance Period
50% of vesting depends on a relative TSR ranking during the three months prior to the start of this period, compared with that during the final three months of the period. Vesting of the remaining 50% is based on sales revenue CAGR and BVA conditions over the entire period.

4.2.2 EPS CAGR performance – awards under 2001 Share Plans

Awards under the 2001 Share Plans are subject to performance hurdles based on CAGR in EPS. The following table details, for awards made during the financial year indicated, the performance against the applicable hurdle for the periods indicated.

			Period to 30 June 2007		Period to 30 June 2008	
Awards made during year	Performance condition	Start of Performance Period	CAGR performance (p.a.)	Vesting triggered (as % of original award)	CAGR performance (p.a.)	Vesting triggered (as % of original award)
2003[5]	EPS CAGR	1 Jul 2002	14.2%	92.5%	N/A	N/A

See Section 7.2 for further information on the calculation of EPS for historical awards.

4.2.3 Relative TSR performance – awards under 2001 Option Plans and 2004 and 2006 Share Plans

Awards under the above Option and Share Plans are subject to performance hurdles based on relative TSR. The following table details, for awards made during the financial years indicated, the performance against the applicable hurdle for the periods indicated.

				Period to 30 June 2007	Period to 30 June 2008
Awards made during year	Performance condition	Start of Performance Period	Ranking performance (out of 100)	Vesting triggered (% of original award)	Vesting triggered (% of original award)
2003[6]	Relative TSR[8]	1 Jul 2002	60.5[8]	0%	0%
2005[7]	Relative TSR[9]	1 Jul 2004	17.4[9]	100% Enhanced STI Awards 100% LTI Awards	N/A
2006[7]	Relative TSR[11]	1 Jul 2005	46.6[11]	N/A	0% Enhanced STI Awards 39.52% LTI Awards

The following table provides similar details for awards which have yet to be tested.

				Period to 30 June 2008
Awards made during year	Performance condition	Start of Performance Period	Ranking performance (out of 100)	Vesting if current performance is maintained until earliest testing date (% of original award)
2007[10]	Relative TSR[11]	21 Feb 2007	84[11]	0% Enhanced STI Awards 0% LTI Awards
2007[10]	Relative TSR[11]	1 Jul 2007	75[11]	0% Enhanced STI Awards 0% LTI Awards

4.3 Global Employee Share Plan

Brambles will be seeking shareholder approval at the 2008 AGM to implement a global employee share plan, called the MyShare Plan.

The objectives in offering the MyShare Plan are to:

- increase the proportion of employees who hold shares in Brambles;
- assist in the retention of employees; and
- leverage the Brambles identity in its business, and align the interests of Brambles' employees with those of its shareholders.

The proposed plan is an employee contribution and company matching scheme. Brambles believes that this type of plan offers the best opportunity for employees to make a personal commitment to contribute, and receive a benefit commensurate with their contribution.

Under the proposed plan, employees will acquire ordinary shares which they must hold for a two year period. If they hold the shares, and remain employed at the end of that two year period, Brambles will "match" the number of shares they hold by issuing or transferring to them the same number of shares which they held for the qualifying period. The plan would be capped at A$5,000 per annum in contributions to ensure that individuals are not overexposed, and that the overall costs of the plan are not excessive.

The terms and conditions of the plan will allow for flexibility in how the matching shares will be satisfied, either through new issue shares or existing shares bought on market. Details of the terms and conditions will be included in the 2008 Notice of AGM.

5. EXECUTIVE DIRECTORS AND DISCLOSABLE EXECUTIVES

5.1 Executive Directors: appointment and resignation

5.1.1 M E Doherty

Liz Doherty was appointed to the Board as an Executive Director with effect from 1 December 2007.

The material terms of Liz Doherty's employment arrangements as Chief Financial Officer are outlined below.

With effect from 1 December 2007, Liz Doherty receives an annual TFR of A$1,200,000. This is subject to annual review.

Liz Doherty will participate in Brambles' STI arrangements. In respect of each financial year commencing on and from 1 July 2007, she will receive an STI Cash Award, the cash opportunity under which will be 45% of TFR at target and 67% of TFR at maximum.

Liz Doherty will also participate in Brambles' LTI arrangements, currently provided under the 2006 Share Plan. Liz Doherty will receive in respect of each financial year commencing on and from 1 July 2007:

- an STI Award of share rights, the Brambles shares subject to which will have a market value, calculated as at the date of grant, equal to the STI Cash Award referable to that financial year;
- an Enhanced STI Award of share rights, the Brambles shares subject to which will have a market value, calculated as at the date of grant, equal to 22.5% of TFR, which may be increased to 33.5% at maximum. If shareholders approve the changes to the 2006 Share Plan referred to in Section 4.2.1, Enhanced STI Awards will no longer be granted and a comparable value of those awards will be rolled into LTI Awards; and
- an LTI Award of share rights, the Brambles shares subject to which will have a market value, calculated as at the date of grant, equal to 67% of TFR.

Any short or long term incentive awards made to Liz Doherty with respect to the Year will be pro-rated for the actual period of her service during the Year.

Liz Doherty will receive a sign-on cash payment of A$192,900, 50% of which was paid on her commencement date and 50% of which is payable on the first anniversary of employment.

STI Awards were granted to Liz Doherty in recognition of her forfeiting certain share and long term incentives on leaving her former employment, and are disclosed in Section 5.6. Approval for this grant was obtained at the 2007 AGM.

5.1.2 D A Mezzanotte

Dave Mezzanotte resigned as a Director of the Board with effect from 4 April 2008.

On 7 August 2007, Dave Mezzanotte entered into an agreement which set out his termination arrangements. These are outlined below.

Dave Mezzanotte will receive his normal STI Cash Award for the Year (pro-rated for his period of service up to 4 April 2008). He has not received an STI Share Award, Enhanced STI Award or LTI Award for the Year. Dave Mezzanotte will instead be paid an amount in cash equal to the face value of the STI Share Award which would have been made to him for the Year. Dave Mezzanotte will also receive an amount in cash equal to the face value of the STI Share Award which would have been made to him in relation to the year ending 30 June 2007.

Dave Mezzanotte was afforded good leaver[12] treatment in respect of his previously granted awards under Brambles' 2004 and 2006 Share Plans.

Six months after the termination of his employment Dave Mezzanotte will receive a payment equal to US$800,000 in lieu of notice, together with an additional retention payment of US$200,000. Dave Mezzanotte will also receive standard benefits and payments, including cash payments for life insurance and car allowance.

Following cessation of his employment, neither Dave Mezzanotte nor any person engaged by him, nor any corporation in which he is concerned, will directly or indirectly, anywhere in the world, for a period of two years undertake any work or otherwise be engaged by or involved in:

(a) any business in competition with or of a similar nature to CHEP and/or Recall; or

(b) any business, if and to the extent that him doing so would result in Brambles breaching non-competition undertakings that it has given to purchasers of businesses divested as part of its restructuring.

This will not prevent Dave Mezzanotte from holding a relevant interest in not more than 1% in aggregate of any class of issued shares or securities of any listed corporation or other entity which is listed or traded on a stock exchange.

5.2 Service contracts

Name and role(s)	Contract type and any special terms	Salary/TFR	Other directorships and associated fees	Termination	Pension
Executive Directors					
M F Ihlein Chief Executive Officer, Brambles.	Continuing contract. On death, estate entitled to 1.3 times TFR amount.	TFR amount of A$2,250,000 as at 30 June 2008.	–	May be terminated without cause, by employer giving 12 months' notice, or by employee giving six months' notice. Payments in lieu of notice calculated by reference to annual TFR.	TFR amount includes any pension contributions.
M E Doherty Chief Financial Officer, Brambles, from 1 December 2007.	Continuing contract. On death, estate entitled to 1.3 times TFR amount. Entitlement to sign-on cash payment and STI Awards as outlined in Section 5.1.1 and disclosed in Sections 5.3 and 5.6 respectively.	TFR of A$1,200,000 from 1 December 2007 on appointment as Chief Financial Officer.	Permitted to act as a non-executive director of SABMiller plc and to retain the fees from that appointment, being £65,000 per year.	May be terminated without cause, by employer giving 12 months' notice, or by employee giving six months' notice. Payments in lieu of notice calculated by reference to annual TFR.	TFR amount includes any pension contributions.
Former Executive Director					
D A Mezzanotte Chief Operating Officer, CHEP, to 4 April 2008.	Continuing contract terminated by reason of resignation on 4 April 2008.	Salary of US$800,000 from 1 July 2007 until resignation as Chief Operating Officer on 4 April 2008.	–	Termination benefits disclosed in Sections 5.1.2 and 5.3.	Defined contribution arrangement, the costs of which are disclosed in Section 5.3.
Current Key Management Personnel					
C A van der Laan Senior Vice President – Legal and Mergers & Acquisitions and Company Secretary, Brambles, to 31 January 2008. Group President CHEP Asia-Pacific and Global Head of Mergers & Acquisitions from 1 February 2008.	Continuing contract. On death, estate entitled to 0.5 times TFR amount and 0.5 times average annual STI paid to him over the three previous years. Entitled to certain retention payments and awards, the details of which are disclosed in Sections 5.3 and 5.6 respectively.	TFR amount of A$975,000 as at 30 June 2008.	–	May be terminated without cause, by employer giving 12 months' notice, or by employee giving six months' notice. Payments in lieu of notice calculated by reference to annual TFR and average STI Cash Award payment over previous three years.	TFR amount includes any pension contributions.

5.2 Service contracts (continued)
Current Key Management Personnel (continued)

Name and role(s)	Contract type and any special terms	Salary/TFR	Other directorships and associated fees	Termination	Pension
E E Potts President and Chief Operating Officer, Recall.	Continuing contract.	Salary of US$425,000 as at 30 June 2008.	–	May be terminated without cause by employer giving 12 months' notice or by the employee giving six months notice. Payments in lieu of notice calculated by reference to annual base salary and health insurance benefits.	Defined contribution arrangement, the costs of which are disclosed in Section 5.3.
T J Gorman Group President CHEP Europe, Middle East and Africa (EMEA).	Continuing contract. Entitlement to sign-on cash payment of US$400,000 of which: i) 60% payable on commencement date; and ii) 40% payable on first anniversary of employment. Entitlement to STI Awards in recognition of him forfeiting certain equity awards on leaving his former employment, the details of which are disclosed in Section 5.6.	Salary of US$600,000 from 1 March 2008 on appointment as Group President CHEP EMEA.	–	May be terminated without cause, by employer giving 12 months' notice, or by employee giving six months' notice. Payments in lieu of notice calculated by reference to annual base salary.	15% of base salary, the costs of which are disclosed in Section 5.3.
K J Shuba President CHEP USA to 31 January 2008. Group President CHEP Americas, from 1 February 2008.	Continuing contract.	Salary of US$500,000 from 1 February 2008 on appointment as Group President CHEP Americas.	–	May be terminated without cause, by employer giving 12 months' notice, or by employee giving six months' notice. Payments in lieu of notice calculated by reference to annual base salary and health insurance benefits.	Pension contribution arrangement, the costs of which are disclosed in Section 5.3.
N P Smith Senior Vice President – Human Resources, Brambles, from 5 November 2007.	Continuing contract.	Salary of A$500,000 from 5 November 2007 on appointment as Senior Vice President – Human Resources, Brambles.	–	May be terminated without cause, by employer giving 12 months' notice, or by employee giving six months' notice. Payments in lieu of notice calculated by reference to annual base salary.	15% of base salary, the costs of which are disclosed in Section 5.3.

Name and role(s)	Contract type and any special terms	Salary/TFR	Other directorships and associated fees	Termination	Pension
J R A Judd Group Financial Controller to 31 January 2008. Senior Vice President – Strategic Development, Brambles, from 1 February 2008.	Continuing contract. Entitled to transitional housing allowance and school fee allowance, ending 30 June 2010.	Salary of A$476,000 as at 30 June 2008.	–	May be terminated without cause, by employer giving 12 months' notice, or by employee giving six months' notice. Payments in lieu of notice calculated by reference to annual base salary.	15% of salary, the costs of which are disclosed in Section 5.3.
Other Senior Executives					
M D'Cotta Carreras President CHEP Europe.	Continuing contract.	Salary of €371,000 as at 30 June 2008.	–	May be terminated by the employer without cause in accordance with the terms and conditions set forth by the applicable Spanish law in force, or by employee giving three months' notice.	Pension contribution arrangements, the costs of which are disclosed in Section 5.3.
M D Lamb President CHEP USA.	Continuing contract. Entitled to transitional housing allowance and school fee allowance, ending 31 January 2011.	Salary of US$440,000 as at 30 June 2008.	–	May be terminated without cause, by employer giving 12 months' notice, or by employee giving six months' notice. Payment in lieu of notice calculated by reference to annual base salary and health insurance benefits.	Defined contribution arrangements, the costs of which are disclosed in Section 5.3.

All of the Executive Directors, Key Management Personnel and Other Senior Executives described above have contracts which state that any termination payments made to them would be reduced by any value to be received under any new employment.

5.3 Total remuneration and benefits for the Year

The following table shows details of the total remuneration and benefits provided to the Executive Directors and the Disclosable Executives for the Year, together with prior year comparators. The TFR amounts shown for the Australian-based executives are those to which they were entitled for the Year, and which they elected to receive in a combination of one or more of the following elements: cash salary payments; pension contributions; and motor vehicle benefits.

US$'000		Short term employee benefits			Post employment benefits	Other			Share based payment	
Name	Year	Cash/ salary/ TFR/fees	Cash bonus	Non-monetary benefits	Super-annuation	Termination/ sign-on payments/ retirement benefits	Other	Total before equity	Options/ awards[15]	Total
Executive Directors										
M F Ihlein	**2008**	**2,070**	**669**	**55**[13]	**–**	**–**	**–**	**2,794**	**1,255**	**4,049**
	2007	1,406	1,261[18]	5[13]	–	–	–	2,672	1,111	3,783
M E Doherty[49]	**2008**	**693**	**228**	**17**[13]	**–**	**174**[14]	**–**	**1,112**	**28**	**1,140**
	2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Former Executive Director										
D A Mezzanotte[16]	**2008**	**656**	**257**	**5**	**74**	**1,829**[17]	**14**	**2,835**	**1,166**	**4,001**
	2007	754	551	2	105	–	20	1,432	669	2,101
Totals	**2008**	**3,419**	**1,154**	**77**	**74**	**2,003**	**14**	**6,741**	**2,449**	**9,190**
	2007	2,160	1,812	7	105	–	20	4,104	1,780	5,884
Current Key Management Personnel										
C A van der Laan	**2008**	**938**	**934**[46]	**4**	**–**	**–**	**–**	**1,876**	**835**	**2,711**
	2007	646	884[18]	4	–	–	–	1,534	434	1,968
E E Potts	**2008**	**447**	**93**	**159**	**43**	**–**	**13**	**755**	**320**	**1,075**
	2007	389	157	13	33	–	11	603	163	766
T J Gorman[49]	**2008**	**323**	**118**	**3**	**48**	**400**[14]	**–**	**892**	**25**	**917**
	2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
K J Shuba[49][61]	**2008**	**448**	**177**	**9**	**57**	**–**	**17**	**708**	**269**	**977**
	2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
N P Smith[49]	**2008**	**340**	**119**	**–**	**45**	**–**	**–**	**504**	**N/A**	**504**
	2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
J R A Judd[49][61]	**2008**	**728**[58]	**360**[48]	**29**	**64**	**–**	**–**	**1,181**	**322**	**1,503**
	2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Other Senior Executives										
M D'Cotta Carreras[49]	**2008**	**573**	**181**	**176**	**79**	**–**	**–**	**1,009**	**385**	**1,394**
	2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
M D Lamb[49]	**2008**	**519**[58]	**122**	**54**	**74**	**–**	**11**	**780**	**318**	**1,098**
	2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Totals	**2008**	**4,316**	**2,104**	**434**	**410**	**400**	**41**	**7,705**	**2,474**	**10,179**
	2007	1,035	1,041	17	33	–	11	2,137	597	2,734

5.4 Fixed and At Risk remuneration for the Year

The table below sets out, for both the Executive Directors and the Disclosable Executives, the percentage of their annual remuneration which is At Risk (versus Fixed), and the percentage of the value of their remuneration for 2008 that consists of options and share rights.

		Fixed[20]	At Risk[20]	Share Rights[21]
Executive Directors				
M F Ihlein	**2008**	**48%**	**52%**	**32%**
	2007	45%	55%	31%
M E Doherty[49]	**2008**	**59%**	**41%**	**19%**
	2007	N/A	N/A	N/A
Former Executive Director				
D A Mezzanotte	**2008**	**66%**	**34%**	**0%**
	2007	37%	63%	43%
Current Key Management Personnel				
C A van der Laan	**2008**	**32%**	**68%**	**44%**
	2007	45%	55%	28%
E E Potts	**2008**	**38%**	**62%**	**43%**
	2007	49%	51%	28%
T J Gorman[49]	**2008**	**53%**	**47%**	**25%**
	2007	N/A	N/A	N/A
K J Shuba[49]	**2008**	**50%**	**50%**	**29%**
	2007	N/A	N/A	N/A
N P Smith[49]	**2008**	**69%**	**31%**	**0%**
	2007	N/A	N/A	N/A
J R A Judd[49]	**2008**	**59%**	**41%**	**21%**
	2007	N/A	N/A	N/A
Other Senior Executives				
M D'Cotta Carreras[49]	**2008**	**50%**	**50%**	**27%**
	2007	N/A	N/A	N/A
M D Lamb[49]	**2008**	**53%**	**47%**	**28%**
	2007	N/A	N/A	N/A

5.5 Bonuses and equity based awards

The table below shows details of equity based awards made to the Executive Directors and the Disclosable Executives during the Year, being rights to Brambles shares under the 2006 Share Plan. Awards made on 29 August 2007, have a vesting date of 29 August 2010 and an expiry date of 30 August 2013.[22] Awards made on 26 February 2008[59] have a vesting date of 1 December 2010 and an expiry date of 2 December 2013. Awards made on 19 March 2008[60] have a vesting date of 1 March 2011 and an expiry date of 2 March 2014. The estimated maximum and minimum possible total future value of these awards is also detailed.[23]

The table below also shows the STI Cash Award expected to be paid to the Executive Directors and the Disclosable Executives shortly in respect of performance during the Year, expressed as a percentage of the amount which would have been paid, had all of their KPIs been achieved at Maximum (with the balance being forfeited).

			Equity based awards			Equity based and STI Cash Awards	
Name	Type of award	Number	Value at grant US$'000[24]	Minimum future value of awards yet to vest US$'000[25]	Maximum future value of awards yet to vest US$'000[26]	% cash paid/equity vested[27]	% cash/ equity forfeited[27]
Executive Directors							
M F Ihlein	STI Cash Award[28]	N/A	N/A	N/A	N/A	49%	51%
	STI Share Award[29]	60,961	629	–	629	0%	0%
	Enhanced STI Share Award[30]	30,481	168	–	168	0%	0%
	LTI Award[31]	78,165	517	–	517	0%	0%
	Total	169,607	1,314	–	1,314	N/A	N/A
M E Doherty	STI Cash Award[28]	N/A	N/A	N/A	N/A	54%	46%
	STI Share Award[59][29]	28,406	253	–	253	0%	0%
	Enhanced STI Share Award[30]	–	–	–	–	–	–
	LTI Award[31]	–	–	–	–	–	–
	Total	28,406	253	–	253	N/A	N/A
Former Executive Director							
D A Mezzanotte	STI Cash Award[28]	N/A	N/A	N/A	N/A	47%	53%
	STI Share Award[29]	–	–	–	–	–	–
	Enhanced STI Share Award[30]	–	–	–	–	–	–
	LTI Award[31]	–	–	–	–	–	–
	Total	–	–	–	–	N/A	N/A

Name	Type of award	Number	Equity based awards			Equity based and STI Cash Awards	
			Value at grant US$'000[24]	Minimum future value of awards yet to vest US$'000[25]	Maximum future value of awards yet to vest US$'000[26]	% cash paid/equity vested[27]	% cash/ equity forfeited[27]
Current Key Management Personnel							
C A van der Laan	STI Cash Award[28]	N/A	N/A	N/A	N/A	66%	34%
	STI Share Award[29]	105,951[19]	1,092	–	1,092	0%	0%
	Enhanced STI Share Award[30]	15,476	85	–	85	0%	0%
	LTI Award[31]	48,605	322	–	322	0%	0%
	Total	170,032	1,499	–	1,499	N/A	N/A
E E Potts	STI Cash Award[28]	N/A	N/A	N/A	N/A	28%	72%
	STI Share Award[29]	10,755	111	–	111	0%	0%
	Enhanced STI Share Award[30]	5,378	30	–	30	0%	0%
	LTI Award[31]	65,983	436	–	436	0%	0%
	Total	82,116	577	–	577	N/A	N/A
T J Gorman	STI Cash Award[28]	N/A	N/A	N/A	N/A	65%	35%
	STI Share Award[60][29]	36,365	297	–	297	0%	0%
	Enhanced STI Share Award[30]	–	–	–	–	–	–
	LTI Award[31]	–	–	–	–	–	–
	Total	36,365	297	–	297	N/A	N/A
K J Shuba	STI Cash Award[28]	N/A	N/A	N/A	N/A	39%	61%
	STI Share Award[29]	13,674	141	–	141	–	–
	Enhanced STI Share Award[30]	6,837	38	–	38	–	–
	LTI Award[31]	17,408	115	–	115	–	–
	Total	37,919	294	–	294	N/A	N/A
N P Smith	STI Cash Award[28]	N/A	N/A	N/A	N/A	54%	46%
	STI Share Award[29]	–	–	–	–	–	–
	Enhanced STI Share Award[30]	–	–	–	–	–	–
	LTI Award[31]	–	–	–	–	–	–
	Total	–	–	–	–	N/A	N/A
J R A Judd	STI Cash Award[28]	N/A	N/A	N/A	N/A	56%	44%
	STI Share Award[29]	12,509	129	–	129	0%	0%
	Enhanced STI Share Award[30]	6,255	34	–	34	0%	0%
	LTI Award[31]	22,436	148	–	148	0%	0%
	Total	41,200	311	–	311	N/A	N/A

5.5 Bonuses and equity based awards (continued)

Name	Type of award	Number	Equity based awards: Value at grant US$'000[24]	Equity based awards: Minimum future value of awards yet to vest US$'000[25]	Equity based awards: Maximum future value of awards yet to vest US$'000[26]	Equity based and STI Cash Awards: % cash paid/equity vested[27]	Equity based and STI Cash Awards: % cash/ equity forfeited[27]
Other Senior Executives							
M D'Cotta Carreras	STI Cash Award[28]	N/A	N/A	N/A	N/A	44%	56%
	STI Share Award[29]	11,967	123	–	123	0%	0%
	Enhanced STI Share Award[30]	5,984	33	–	33	0%	0%
	LTI Award[31]	32,184	213	–	213	0%	0%
	Total	50,135	369	–	369	N/A	N/A
M D Lamb	STI Cash Award[28]	N/A	N/A	N/A	N/A	37%	63%
	STI Share Award[29]	15,366	158	–	158	0%	0%
	Enhanced STI Share Award[30]	7,683	42	–	42	0%	0%
	LTI Award[31]	17,103	113	–	113	0%	0%
	Total	40,152	313	–	313	N/A	N/A

5.6 Shareholdings and interests in options/share rights

The following table shows details of Brambles shares in which the Executive Directors and Disclosable Executives held relevant interests in relation to:

- ordinary shares, being issued shares held by them and their related parties;
- options, being awards made under the 2001 Option Plans; and
- share rights, being awards made before 30 June 2004 under the 2001 Share Plans, awards made on 24 November 2004 and 21 October 2005 under the 2004 Share Plans, and awards made on or after 19 January 2007 under the 2006 Share Plan.

Over the five year period commencing from the date they become members of the Executive Leadership Team, those members must, as a minimum, achieve and maintain a shareholding equal to 75% of TFR or 100% of base salary before tax.

		Balance at start of Year	Granted during the Year as remuneration		Granted as remuneration and exercised during the Year[35]		Granted as remuneration and lapsed during the Year		Changes during the Year		Balance at end of the Year		Vested during the Year	Vested and exercisable at end of the Year
Name	Holdings	No.	No.[56]	Value at grant US$'000[24]	No.	Value at time of exercise US$'000	No.	Value at time of lapse US$'000[32]	No.	Aggregate value of rights granted, exercised & lapsed during the Year US$'000	No.	Aggregate amount paid on exercise during Year US$'000[33]	No.	No.
Executive Directors														
M F Ihlein	Ordinary Shares[50]	127,000	–	–	–	–	–	–	519,470	–	646,470	–	–	–
	Options[35]	–	–	–	–	–	–	–	–	–	–	–	–	–
	Share Rights[35]	952,389	169,607	1,314	519,470	6,477	–	–	–	7,791	602,526	6,477	519,470	–
M E Doherty	Ordinary Shares	–	–	–	–	–	–	–	–	–	–	–	–	–
	Options [35]	–	–	–	–	–	–	–	–	–	–	–	–	–
	Share Rights[35]	–	28,406	253	–	–	–	–	–	253	28,406	–	–	–
Former Executive Director														
D A Mezzanotte [39]	Ordinary Shares	358,402	–	–	–	–	–	–	149,934	–	508,336	–	–	–
	Options[35]	109,976	–	–	–	–	109,976	–	–	–	–	–	–	–
	Share Rights[35]	508,895	–	–	149,934	1,866	51,527	–	–	1,866	307,434	1,866	149,934	–
Current Key Management Personnel														
C A van der Laan	Ordinary Shares	787,488	–	–	–	–	–	–	656,626	–	130,862	–	–	–
	Options[35]	156,412	–	–	–	–	156,412	–	–	–	–	–	–	–
	Share Rights[35]	316,336	170,032[19]	1,499	112,110	1,392	3,198	–	–	2,891	371,060	1,392	112,110	–
E E Potts	Ordinary Shares	27,000	–	–	–	–	–	–	18,000	–	45,000	–	–	–
	Options[35]	48,108	–	–	–	–	48,108	–	–	–	–	–	–	–
	Share Rights[35]	133,396	82,116	577	48,136	598	1,140	–	–	1,175	166,236	598	48,136	–
T J Gorman	Ordinary Shares	–	–	–	–	–	–	–	–	–	–	–	–	–
	Options	–	–	–	–	–	–	–	–	–	–	–	–	–
	Share Rights[35]	–	36,365	297	–	–	–	–	–	297	36,365	–	–	–
K J Shuba	Ordinary Shares	–	–	–	–	–	–	–	27,780	–	27,780	–	–	–
	Options[35]	151,806	–	–	–	–	47,796	–	–	–	104,010	–	–	104,010
	Share Rights[35]	148,502	37,919	294	44,780	554	1,132	–	–	848	140,509	554	44,780	21,198
N P Smith	Ordinary Shares	–	–	–	–	–	–	–	–	–	–	–	–	–
	Options	–	–	–	–	–	–	–	–	–	–	–	–	–
	Share Rights	–	–	–	–	–	–	–	–	–	–	–	–	–
J R A Judd	Ordinary Shares	–	–	–	–	–	–	–	69,654	–	69,654	–	–	–
	Options[35]	170,862	–	–	–	–	91,762	–	–	–	79,100	–	–	79,100
	Share Rights[35]	173,295	41,200	311	69,654	867	2,172	–	–	1,178	142,669	867	69,654	–
Other Senior Executives														
M D'Cotta Carreras	Ordinary Shares	–	–	–	–	–	–	–	–	–	–	–	–	–
	Options[35]	158,502	–	–	126,316	1,172	32,186	–	–	1,172	–	1,172	–	–
	Share Rights[35]	219,564	50,135	369	85,888	796	762	–	–	1,165	183,049	796	60,144	–
M D Lamb	Ordinary Shares	31,894	–	–	–	–	–	–	61,673	–	93,567	–	–	–
	Options[35]	98,160	–	–	–	–	98,160	–	–	–	–	–	–	–
	Share Rights[35]	165,815	40,152	313	59,176	737	2,007	–	–	1,050	144,784	737	59,176	–

6. NON-EXECUTIVE DIRECTORS' DISCLOSURES

6.1 Non-executive Directors' remuneration policy

Non-executive Directors' fees are determined by the Executive Directors, with the Non-executive Directors taking no part in the discussion or decision relating to their fees. In setting the fees, advice is sought from external remuneration consultants on the appropriate level of fees, taking into account the responsibilities of Directors in dealing with the complexity and global nature of Brambles' affairs and the level of fees paid to non-executive directors in comparable companies.

The following table sets out the current annual fees payable to each of the Non-executive Directors. These were last reviewed in January 2006.

	Annual fees payable with effect from 1 Jan 2007
Chairman	US$489,000
Deputy Chairman[36]	US$225,000
Other Non-executive Directors	US$117,000
Fee supplement for Audit Committee Chairman[37]	US$30,000
Fee supplement for other Committee Chairmen[37]	US$20,000

The maximum permissible annual fees for Directors of Brambles (other than Executive Directors) is currently US$2,300,000. This amount includes any remuneration paid to those Directors by Brambles or by any of its subsidiaries for their services.

6.2 Non-executive Directors' appointment letters

Directors are appointed for an unspecified term but are subject to election by shareholders at the first AGM after their initial appointment by the Board. Under Brambles Limited's constitution, no member of the Board may serve for more than three years from the date of appointment without being re-elected by shareholders. Re-appointment is not automatic. The Board will consider the re-nomination of retiring Directors, having regard to the contribution of their individual skills and experience to the desired overall composition of the Board.

Letters of appointment for the Non-executive Directors, which are contracts for service but not contracts of employment, have been put in place. These letters confirm that the Non-executive Directors have no right to compensation on the termination of their appointment for any reason, other than for unpaid fees and expenses for the period actually served.

The Non-executive Directors do not participate in Brambles' short or long term incentive plans, nor do they receive any benefits in kind or, except for contributions to personal superannuation or pension funds referred to in Section 6.3, retirement benefits.

Details of the year in which the Non-executive Directors are next expected to be subject to re-election by shareholders are shown in the Corporate Governance Report on page 47.

6.3 Non-executive Directors' remuneration for the Year

The fees and other benefits provided to Non-executive Directors during the Year, and during the prior year are set out in the table below.[38]

Any contributions to personal superannuation or pension funds on behalf of the Non-executive Directors are deducted from their overall fee entitlement.

No compensation or termination or other non-cash benefits were provided to the Non-executive Directors for the Year.

US$'000		Short term employee benefits	Post employment benefits			Share-based payment	
Name	Year	Directors' fees	Super-annuation	Other	Total before equity	Options/ awards[40]	Total
Current Non-executive Directors							
A G Froggatt	**2008**	**113**	**5**	**–**	**118**	**N/A**	**118**
	2007	125	2	–	127	N/A	127
D P Gosnell	**2008**	**114**	**4**	**–**	**118**	**N/A**	**118**
	2007	125	2	–	127	N/A	127
S P Johns	**2008**	**137**	**12**	**–**	**149**	**N/A**	**149**
	2007	132	9	–	141	N/A	141
S C H Kay	**2008**	**109**	**10**	**–**	**119**	**N/A**	**119**
	2007	119	8	–	127	N/A	127
G J Kraehe AO	**2008**	**282**	**25**	**–**	**307**	**N/A**	**307**
	2007	109	8	–	117	N/A	117
C L Mayhew	**2008**	**134**	**5**	**–**	**139**	**N/A**	**139**
	2007	134	2	–	136	N/A	136
Former Non-executive Directors							
D R Argus AO	**2008**	**330**	**8**	**–**	**338**	**N/A**	**338**
(retired 6 February 2008)	2007	477	10	–	487	N/A	487
H-O Henkel	**2008**	**49**	**2**	**–**	**51**	**N/A**	**51**
(retired 16 November 2007)	2007	115	2	–	117	N/A	117
J Nasser AO	**2008**	**71**	**–**	**–**	**71**	**N/A**	**71**
(resigned 14 January 2008)	2007	117	–	–	117	N/A	117
D J Turner	**2008**	**43**	**4**	**–**	**47**	**N/A**	**47**
(retired 16 November 2007)	2007	N/A	N/A	N/A	N/A	N/A	N/A
Totals	**2008**	**1,382**	**75**	**–**	**1,457**	**N/A**	**1,457**
	2007	1,453	43	–	1,496	N/A	1,496

6.4 Non-executive Directors' shareholdings and interests in options/share rights

Non-executive Directors are expected to hold shares in Brambles equal to their annual fees after tax within three years of their appointment.

The following table contains details of Brambles Limited shares in which the Non-executive Directors held relevant interests, being issued shares held by them and their related parties. The Non-executive Directors do not participate in Brambles' equity based incentive schemes.

Ordinary Shares	Balance at the start of the Year	Changes during the Year	Balance at the end of the Year
Current Non-executive Directors			
A G Froggatt[41]	14,890	–	14,890
D P Gosnell[52]	14,450	–	14,450
S P Johns[53]	47,500	–	47,500
S C H Kay[54]	10,400	–	10,400
G J Kraehe AO[42]	31,561	10,000	41,561
C L Mayhew[55]	16,500	–	16,500
Former Non-executive Directors			
D R Argus AO[51]	161,129	–	N/A
H-O Henkel	50,000	–	N/A
J Nasser AO	100,000	–	N/A
D J Turner[34]	372,016	–	N/A

NOTE:

David Turner's interests in options/share rights were disclosed in the 2007 Annual Report, the number of which remained unchanged at his retirement. However, prior to David Turner's retirement on 16 November 2007, 540,740 options and 987,151 performance share rights vested and on retirement 2,220,270 options and 1,363,017 performance shares were vested and exercisable.

7. APPENDICES

7.1 Basis of valuation of equity based awards

Unless otherwise specified, the fair value of the options and share rights included in the tables in this report, has been estimated using a pricing model independently developed by Ernst & Young Transaction Advisory Services Limited on behalf of Brambles.

The following assumptions have been used in the valuation of awards made during the Year.

Date of grant	Volatility	Risk free interest rate	Dividend yield
29 August 2007	22%	6.11%	2.20%
26 February 2008	N/A	6.77%	3.00%
19 March 2008	N/A	5.94%	3.20%

7.2 Summary of 2001, 2004 and 2006 Plans

The table below contains details of the 2001 Share Plans, the 2001 Option Plans, and the 2004 and 2006 Share Plans under which the Executive Directors and the Disclosable Executives have unvested and/or unexercised awards which could affect remuneration in this or future reporting periods:

Plan	Nature of Award	Size of Award	Vesting conditions	Vesting schedule	Performance/ vesting period	Life of Award
2001 Option Plans	Share Rights	% of salary/TFR	Time and relative TSR hurdle (between 50th and 25th out of 100).	38% vesting if TSR is ranked 50th out of 100 companies. 100% vesting if ranked 25th or better.	Three years, with retests after four and five years.	Maximum of six years.
2001 Share Plans	Share Rights	% of salary/TFR	Time and EPS CAGR hurdle (between 7% and 15% p.a.).	25% vesting if EPS CAGR is 7% p.a. 100% vesting if EPS CAGR is 15% p.a.	Three years, with retests after four and five years.	Maximum of six years.
2004 & 2006 Share Plans (LTI)	Share Rights	% of salary/TFR	Time and relative TSR hurdle (between 50th and 25th out of 100).	30% vesting if TSR is ranked 50th out of 100 companies. 100% vesting if 25th or better.	Three years.	Maximum of six years.
2004 & 2006 Share Plans (STI)	Share Rights	Up to 100% of size of STI Cash Award[1]	Time only.	100% vesting based on continuous employment.	Three years.	Maximum of six years.
2004 & 2006 Share Plans (Enhanced STI)	Share Rights	Up to 50% of size of STI Share Award	Time and relative TSR hurdle (between 37th and 25th out of 100).	4% vesting if TSR is ranked 37th out of 100 companies. 100% vesting if 25th or better.	Three years.	Maximum of six years.

The 2004 Share Plans operate in the same way as the 2006 Share Plan described in Section 4.2 although, under the 2004 Share Plans, relative TSR performance is measured relative to the S&P/ASX50 and the FTSE 100.[8]

7.3 Options and share rights

The terms and conditions of each grant of options and share rights affecting remuneration in this or future reporting periods are outlined in the table below. Options granted under the plans carry no dividends or voting rights[43]:

Plans under which awards made	Grant date	Expiry date	Exercise price[44]	Value at grant[44][45]	Status/vesting date
2001 Option Plan	1) 5 September 2002[6]	5 September 2008	A$7.08/£2.33	A$1.99/ A$2.12/£0.59	All awards made to current employees lapsed as at 1 July 2007.
	2) 10 September 2003[6]	10 September 2009[22]	A$4.75/£1.72	A$1.29/ A$1.36/£0.44	100% exercisable from 10 September 2006.
	3) 4 March 2004[6]	4 March 2010	A$5.31/£2.11	A$1.17/£0.44	100% exercisable from 4 March 2007.
2001 Share Plans	4) 2 April 2002[5]	2 April 2008	–	A$9.17/£3.08	40.9% exercisable from 23 August 2006. Remainder lapsed.
	5) 5 September 2002[5]	5 September 2008[22]	–	A$6.85/£2.19	70.9% exercisable from 23 August 2006.
	6) 10 September 2003[5]	10 September 2009[22]	–	A$4.16/£1.50	100% exercisable from 10 September 2006.
	7) 4 March 2004[5]	4 March 2010[22]	–	A$4.67/£1.85	100% exercisable from 4 March 2007.
2004 Share Plans	8) 24 November 2004[29][47]	9 September 2010[22]	–	A$6.11/A$6.41	100% exercisable from 9 September 2007.
	9) 24 November 2004[30][47]	9 September 2010[22]	–	A$3.30/A$3.46	100% exercisable from 9 September 2007.
	10) 24 November 2004[4][47]	9 September 2010[22]	–	A$6.11/A$6.41	100% exercisable from 9 September 2007.
	11) 24 November 2004[31][47]	9 September 2010[22]	–	A$4.00/A$4.19	100% exercisable from 9 September 2007.
	12) 21 October 2005[29]	22 October 2011[22]	–	A$7.52/A$7.71	22 October 2008.
	13) 21 October 2005[30]	22 October 2011[22]	–	A$3.58/A$3.67	22 October 2008.
	14) 21 October 2005[31]	22 October 2011[22]	–	A$4.19/A$4.30	22 October 2008.
2006 Share Plans	15) 19 January 2007[29][57]	31 August 2012[22]	–	A$12.60	30 August 2009.
	16) 19 January 2007[30][57]	31 August 2012[22]	–	A$5.72	30 August 2009.
	17) 19 January 2007[31][57]	31 August 2012[22]	–	A$6.97	30 August 2009.
	18) 29 August 2007[29]	30 August 2013[22]	–	A$12.64	29 August 2010.
	19) 29 August 2007[30]	30 August 2013[22]	–	A$6.75	29 August 2010.
	20) 29 August 2007[31]	30 August 2013[22]	–	A$8.11	29 August 2010.
	21) 26 February 2008[29][59]	2 December 2013[59]	–	A$9.39	1 December 2010.
	22) 19 March 2008[29][60]	2 March 2014[22]	–	A$8.84	1 March 2011.
	23) 28 April 2008[29]	29 April 2014	–	A$8.01	28 April 2011.

7.4 Footnotes to report

1. Under the Committee's current policy, the value of an STI Share Award for Executive Leadership Team members for a full normal year is up to 100% of the value of their respective STI Cash Award, and 67% for other executives.
2. Vesting between the 63rd and 75th percentile occurs at 8% for each additional 1% for Enhanced STI Awards and straight line vesting occurs between the 50th and 75th percentile for LTI Awards.
3. Financial targets set for the forthcoming financial year under Brambles' incentive plans will not constitute profit forecasts and the Board is conscious that their publication may therefore be misleading. Accordingly Brambles does not publish in advance the forthcoming year's STI financial targets for incentive purposes. Brambles BVA performance for the Year is, however, set out on page 41.
4. Transitional STI Awards were granted under the 2004 Plans, which vest on the third anniversary of their date of grant, subject to continuing employment and meeting a ROCI performance condition.
5. These performance share rights were granted under the 2001 Share Plans. Rights under these Plans vested, where relevant, on the third anniversary of their grant date, subject to meeting an EPS performance condition. Where not met, the performance condition was re-assessed on the fourth or fifth anniversary of the grant date.
6. These options or performance share rights (as the case may be) were granted under the 2001 Option Plans, or the 2004 or 2006 Share Plans respectively. Options and performance share rights under these Plans vest on the third anniversary of their grant date, subject to meeting a TSR performance condition. If not met, the performance condition may be re-assessed on the fourth or fifth anniversary of the grant date.
7. These performance share rights were granted under the 2004 Share Plans. Rights under these Plans vest on the third anniversary of their grant date, subject to meeting a relative TSR performance condition. If the performance condition is not met, the awards lapse.
8. The average of the ranking of BIL (or from the date of Unification, the primary listing of Brambles) against the S&P/ASX50; and the ranking of BIP (or from the date of Unification, the secondary listing of Brambles) against the FTSE 100.
9. The average of the ranking of BIL (or from the date of Unification, the primary listing of Brambles) against the ASX100; and the ranking of BIP (or from the date of Unification, the secondary listing of Brambles) against the FTSE 350.
10. These performance share rights were granted under the 2006 Share Plan. Rights under this Plan vest on the third anniversary of their grant date, subject to meeting a relative TSR performance condition. If the performance condition is not met, the rights lapse.
11. The ranking of the primary listing of Brambles against the ASX100.
12. A good leaver is a participant in the relevant plan who leaves employment of the Group because of, among other reasons, death, illness, injury, disability, redundancy or retirement (the fact of retirement being determined in the Board's absolute discretion).
13. The number for Mike Ihlein includes airfare entitlements and non-monetary benefits in relation to car parking costs. The number for Liz Doherty includes tax advice and relocation costs. Non-monetary benefits are not included in the percentage of remuneration which is shown as "Fixed" in the table in Section 5.4.
14. The number for Liz Doherty represents a sign-on cash payment, as noted in Sections 5.1.1 and 5.2. The number for Tom Gorman represents a sign-on cash payment, as noted in Section 5.2.
15. As part of Brambles' transition to AIFRS, only awards made on or after 7 November 2002 have been included in the calculation of equity based remuneration.
16. Dave Mezzanotte became an Executive Director in January 2007. His 2007 remuneration in this section includes the prior six months where he was an Executive Leadership Team member before becoming an Executive Director.
17. The termination benefits of Dave Mezzanotte include share based payments of US$536,472 and US$257,276, based on the aggregate face value of the shares subject to the award which would otherwise have been made to him in August 2007 and August 2008 respectively, pursuant to his STI Share Award for the years.
18. Includes special bonus on account of contribution to the Unification.
19. Includes retention STI Share Award of 75,000 shares.
20. These percentages assume an on-target performance for the purposes of STI Cash Awards (see Section 3.3.2); and reflect the total value of equity awards actually made during the Year valued as at the date of grant using the methodology set out in Section 7.1.

7.4 Footnotes to report (continued)

21. This percentage is based on the split between the "Total before equity" figures shown in the table on page 64, and the total value of equity awards actually made during the Year valued as at the date of grant using the methodology set out in Section 7.1.
22. Awards granted to Elton Potts, Tom Gorman, Kevin Shuba and Michael Lamb expire three years earlier than the date shown, or immediately after vesting, if earlier.
23. Sections 4.2.2 and 4.2.3 contain details of those awards which vested after 30 June 2006 or 2007 based on Brambles' performance to those dates. No options are vested and unexercisable at the end of the year.
24. The total value of the relevant equity award(s) valued as at the date of grant using the methodology set out in Section 7.1.
25. Assumes performance and/or service conditions not met.
26. The total value of the relevant equity award valued as at the reporting date using the methodology set out in Section 7.1.
27. For continuing employees none of the equity awards shown will vest or be forfeited until calendar year 2010, when performance against the TSR and/or service condition can be determined.
28. Based on the STI Cash Award expected to be paid around September 2008 in respect of performance during the Year. The percentages have been calculated relative to the amount which can be paid if the maximum STI targets are met.
29. STI Share Awards vest on the third anniversary of their date of grant, subject to continuing employment.
30. Enhanced STI Share Awards vest on the third anniversary of their date of grant, subject to continuing employment and meeting a TSR performance condition.
31. LTI Awards vest on the third anniversary of their date of grant, subject to continuing employment and meeting a TSR performance condition.
32. "Lapse" in this context means awards expired without being exercised or forfeited because vesting conditions were not met.
33. There were no amounts payable but unpaid on the exercise of options during the Year.
34. Of which 18,458 were held by Pershing Keen Nominees Limited and 19,094 were held by Julia Anne Turner.
35. Of those awards detailed in Section 7.3; plan numbers 8, 9, 11–20 are applicable to Mike Ihlein, and exercises occurred from plan numbers 8, 9, 11; plan number 21 is applicable to Liz Doherty; plan numbers 1, 5, 8–17 are applicable to Dave Mezzanotte and exercises occurred from plan numbers 5, 8–15; plan numbers 1, 5, 8, 9, 11–20 are applicable to Craig van der Laan and exercises occurred from plan numbers 5, 8, 9 and 11; plan numbers 1, 4, 5, 8–20 are applicable to Elton Potts and exercises occurred from plan numbers 5, 8–11; plan number 22 is applicable to Tom Gorman; plan numbers 1, 3, 5, 7–20 are applicable to Kevin Shuba and exercises occurred from plan numbers 5, 8, 9–11; plan numbers 1, 2, 5, 8, 9, 11–20 are applicable to Jasper Judd and exercises occurred from plan numbers 5, 8, 9, 11; plan numbers 1, 3, 5, 7, 9, 11–20 are applicable to Miguel D'Cotta and exercises occurred from 3, 5, 7, 8, 9, 11; plan numbers 1, 5, 8–20, are relevant to Michael Lamb and exercises occurred from plan numbers 5, 8–11.
36. There is currently no Deputy Chairman.
37. Payable only to a Committee Chairman who is not also the Board Chairman or a Deputy Chairman.
38. The total emoluments for all the Directors for the Year were US$8 million (2007: US$12 million). The aggregate minimum contributions of all Directors to complying superannuation funds to avoid incurring the superannuation guarantee levy under the Superannuation Guarantee (Administration) Act 1997 (Australia) were A$97,187 (2007: A$80,077). The total number of Directors who made such contributions was ten (2007: ten).
39. Balances are at cessation of employment for Dave Mezzanotte, being 4 April 2008.
40. The Non-executive Directors did not participate in any of Brambles' cash or share based short or long term incentive plans. David Turner, the former CEO, participated in Brambles' cash and share based short and long term incentive schemes during his employment.
41. Of which 7,000 shares were held by Christine Joanne Froggatt.
42. Held by Invia Custodians for Graham John Kraehe Private Superannuation Fund.
43. Awards granted under the 2001 Plans and 2004 Plans were formerly over both BIL and BIP shares.

44. All values in A$ relate to awards originally made over BIL shares, and in £ to awards originally made over BIP shares.

45. These are the fair values calculated using the methodology set out in Section 7.1. Where two values in one currency are shown for awards on or after November 2004, the second relates to rights awarded to Elton Potts, Kevin Shuba and Michael Lamb, which expire on the third, rather than the sixth anniversary of grant.

46. Includes retention payment of US$542,397.

47. Awards granted on 24 November 2004 were, for pricing and vesting purposes, taken to have been granted on 8 September 2004.

48. Includes retention payment of US$180,799.

49. These individuals were not Disclosable Executives for 2007 and therefore no data was disclosed in respect of them.

50. Of which 115,000 shares were held by UBS Wealth Management Australia Pty Limited for the Ihlein Family Superannuation Fund and 1,000 shares were held in the form of CDIs by Citibank.

51. Held through Alamiste Pty Limited as the trustee for the Argus Superannuation Fund, of which Don Argus is a member.

52. Held by Susan Gosnell.

53. Of which 27,500 shares were held by Canzak Pty Limited and 20,000 shares were held by Caran Pty Limited.

54. Of which 5,500 were held by the Sarah Carolyn Hailes Kay Superannuation Fund.

55. Held by Worldwide Nominees Limited.

56. During the year 2,531,185 performance share rights were granted under the 2006 Share Plan of which 169,607 were granted to Mike Ihlein and 28,406 were granted to Liz Doherty. Approval for the issue of these securities was obtained under ASX Listing Rule 10.14 at the AGM held on 16 November 2007.

57. Awards granted on 19 January 2007 were, for pricing and vesting purposes, taken to have been granted on 30 August 2006.

58. Includes transitional housing allowance and schooling allowance.

59. Awards granted on 26 February 2008 were, for pricing and vesting purposes, taken to have been granted on 1 December 2007.

60. Awards granted on 19 March 2008 were, for pricing and vesting purposes, taken to have been granted on 1 March 2008.

61. Kevin Shuba and Jasper Judd became Executive Leadership Team members on 1 February 2008. Their remuneration for the Year includes the prior seven months where they were not members of the Executive Leadership Team.



Luke Mayhew
Chairman of the Remuneration Committee

20 August 2008

Directors' Report – Other Information

The information presented in this report relates to the consolidated entity, the Brambles Group, consisting of Brambles Limited and the entities it controlled at the end of, or during the year ended 30 June 2008.

PRINCIPAL ACTIVITY

The principal activity of the Group during the financial year was the provision of support services, in which it is a leading global provider. There were no significant changes in the nature of the Group's principal activity during the year.

REVIEW OF OPERATIONS AND RESULTS

A review of the Group's operations, a review of the results of those operations and details of any significant changes in its state of affairs during the year, are given in the Chairman's Review on page 13, the Chief Executive Officer's Report on page 15 and in the Business Reviews on pages 18 to 23.

Information about the financial position of the Group is included in Financial Performance on pages 10 and 11 and in the Financial Review on pages 40 to 43.

MATTERS SINCE THE END OF THE FINANCIAL YEAR

The Directors are not aware of any matter or circumstance that has arisen since 30 June 2008 that has significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in future financial years, except as may be stated elsewhere in the Chairman's Review on page 13, the Chief Executive Officer's Report on page 15, the Business Reviews on pages 18 to 23 and the Financial Review on pages 40 to 43.

BUSINESS STRATEGIES AND PROSPECTS FOR FUTURE FINANCIAL YEARS

The business strategies and prospects for future financial years, together with likely developments in the operations of the Group in future financial years and the expected results of those operations known at the date of this Report, are set out in the Chairman's Review on page 13, the Chief Executive Officer's Report on page 15, the Business Reviews on pages 18 to 23 and the Financial Review on pages 40 to 43. Further information in relation to such matters has not been included because the Directors believe it would be likely to result in unreasonable prejudice to the Group.

DIVIDENDS

The Directors have declared a final dividend of 17.5 Australian cents per share, which will be 10% franked. The dividend will be paid on Thursday, 9 October 2008 to shareholders on the register on Friday, 19 September 2008. On 10 April 2008, an interim dividend was paid, which was 17 Australian cents per share and 10% franked. On 11 October 2007, a final dividend for the year ended 30 June 2007 was paid, which was 17 Australian cents per share and 20% franked. The unfranked component of each dividend paid during the year was conduit foreign income.

DIRECTORS

The name of each person who was a Director of Brambles Limited at any time during, or since the end of, the year, and the period for which they were a Director during the year are set out below. The qualifications, experience and special responsibilities for continuing Directors are set out on pages 26 and 27.

D R Argus AO	1 July 2007 to 6 February 2008
M E Doherty	1 December 2007 to date
A G Froggatt	1 July 2007 to date
D P Gosnell	1 July 2007 to date
H-O Henkel	1 July 2007 to 16 November 2007
M F Ihlein	1 July 2007 to date
S P Johns	1 July 2007 to date
S C H Kay	1 July 2007 to date
G J Kraehe AO	1 July 2007 to date
C L Mayhew	1 July 2007 to date
D A Mezzanotte	1 July 2007 to 4 April 2008
J Nasser AO	1 July 2007 to 14 January 2008
D J Turner	1 July 2007 to 16 November 2007

SECRETARY

Details of the qualifications and the experience of the Company Secretary of Brambles Limited are as follows: Robert Gerrard joined Brambles in 2003. Prior to joining Brambles, he was General Counsel to, and Company Secretary of, Roc Oil Company Limited; Group Legal Manager, Cairn Energy plc; General Counsel to, and Company Secretary of, Command Petroleum Limited; and a solicitor with Allen Allen & Hemsley. He holds a Masters of Law (LLM) from the University of Sydney and a Bachelor of Science (BSc) degree from the University of New South Wales. He is a Solicitor of the Supreme Court of New South Wales.

DIRECTORS' MEETINGS

Details of the general frequency of Board meetings and membership of Board Committees are given in the Corporate Governance Report on pages 47 to 50. The following table shows the actual Board and Committee meetings held during the year and the number attended by each Director or Committee member. (In addition to the meetings below, during the year the Non-executive Directors also held two informal meetings which the Executive Directors did not attend.)

	Board meetings						Audit Committee meetings		Remuneration Committee meetings		Nominations Committee meetings	
	Regular		Special		Special Committees							
	(a)	(b)	(a)	(b)	(a)	(b)	(a)	(b)	(a)	(b)	(a)	(b)
D R Argus AO[c]	6	6	2	2	2	2	–	–	4	3	3	3
M E Doherty[d]	4	4	–	–	2	2	–	–	–	–	–	–
A G Froggatt	9	7	2	2	–	–	–	–	7	7	1	1
D P Gosnell	9	8	2	2	–	–	7	7	–	–	–	–
H-O Henkel[e]	5	5	2	1	–	–	–	–	3	3	–	–
M F Ihlein	9	9	2	2	5	5	–	–	–	–	–	–
S P Johns	9	9	2	2	4	4	7	7	–	–	5	4
S C H Kay	9	9	2	2	1	1	7	7	–	–	–	–
G J Kraehe AO	9	9	2	2	3	3	6	5	1	1	5	5
C L Mayhew	9	9	2	2	–	–	–	–	7	7	–	–
D A Mezzanotte[f]	5	5	2	2	–	–	–	–	–	–	–	–
J Nasser AO[g]	5	4	2	2	–	–	–	–	3	2	3	2
D J Turner[e]	5	5	2	2	–	–	–	–	–	–	–	–

(a) This column refers to the number of meetings held while the Director was a member of the Board or relevant Committee which the Director was eligible to attend.

(b) This column refers to the number of meetings attended during the period the Director was a member of the Board or relevant Committee which the Director was eligible to attend.

(c) Don Argus retired as a Director on 6 February 2008.

(d) Liz Doherty was appointed as a Director with effect from 1 December 2007.

(e) Hans-Olaf Henkel and David Turner retired as Directors on 16 November 2007.

(f) Dave Mezzanotte resigned as a Director on 4 April 2008.

(g) Jac Nasser resigned as a Director on 14 January 2008.

DIRECTORS' DIRECTORSHIPS OF OTHER LISTED COMPANIES

The following lists the directorships held by the Directors in listed companies (other than Brambles Limited) since 30 June 2005 and the period for which each directorship has been held.

Director	Listed company	Period directorship held
M E Doherty	SABMiller plc	2006 to current
A G Froggatt	AXA Asia Pacific Holdings Limited	2008 to current
	Billabong International Limited	2008 to current
	Brambles Industries Limited	2006
	Brambles Industries plc	2006
	Scottish & Newcastle plc	2003 to 2007
D P Gosnell	Brambles Industries Limited	2006
	Brambles Industries plc	2006
M F Ihlein	Brambles Industries Limited	2004 to 2006
	Brambles Industries plc	2004 to 2006
S P Johns	Brambles Industries Limited	2004 to 2006
	Brambles Industries plc	2004 to 2006
	Spark Infrastructure Group	2005 to current
	Westfield Group:	
	– Westfield Holdings Limited	1985 to current
	– Westfield America Trust (director of responsible entity, Westfield America Management Limited)	1996 to current
	– Westfield Trust (director of responsible entity, Westfield Management Limited)	1985 to current
S C H Kay	Brambles Industries Limited	2006
	Brambles Industries plc	2006
	Commonwealth Bank of Australia	2003 to current
	Symbion Health Limited	2001 to 2007
G J Kraehe AO	Bluescope Steel Limited	2002 to current
	Brambles Industries Limited	2005 to 2006
	Brambles Industries plc	2005 to 2006
	Djerriwarrh Investments Limited	2002 to current
	National Australia Bank Limited	1997 to 2005
C L Mayhew	Brambles Industries Limited	2005 to 2006
	Brambles Industries plc	2005 to 2006
	WH Smith plc	2006 to current
	WH Smith Retail Holdings Limited	2005 to 2006

INTERESTS IN SECURITIES

Pages 69 and 72 of the Remuneration Report include details of the relevant interests of Directors in shares and other securities of Brambles Limited.

INDEMNITIES

Indemnities provided to the Directors and officers in accordance with the constitution of Brambles Limited are detailed in Note 35 on pages 147 to 149. Insurance policies are in place to cover Directors and executive officers, however, the terms of the policies prohibit disclosure of the details of the insurance cover and the premiums paid.

EMPLOYEE, ENVIRONMENT AND RESEARCH AND DEVELOPMENT

The Sustainability Report on pages 28 to 39 sets out, amongst other things, information relating to environmental and employee matters. Information about the Group's activities in relation to research and development is set out on page 37.

ENVIRONMENTAL REGULATION

Details of the Group's compliance with significant environmental regulations and its environmental performance are set out in the Sustainability Report on pages 31 to 34.

SHARE CAPITAL, OPTIONS AND SHARE RIGHTS

Details of the changes in the issued share capital of Brambles Limited and options and share rights outstanding over Brambles Limited shares at the year end are given in Notes 27 and 28 on pages 128 to 132. No options or share rights over the shares of Brambles Limited's controlled entities for the year ended 30 June 2008 were granted during that year or since the end of that year to the date of this report.

SHARE BUY-BACKS

On 21 September 2007, Brambles Limited announced that, subject to shareholder approval, it intended to buy-back up to 141,903,916 of its ordinary shares on-market, should appropriate opportunities arise. Shareholder approval was given at the AGM on 16 November 2007 and a 12 month buy-back period commenced on 17 November 2007. 42,409,560 ordinary shares were bought-back and cancelled during the year ended 30 June 2008, representing 3.07% of the issued capital of Brambles Limited as at 30 June 2008, for a total consideration of A$427 million. The buy-back has been suspended at the date of this Report. The buy-back was carried out to implement Brambles' ongoing capital management initiatives.

PRINCIPAL RISKS AND UNCERTAINTIES

The principal risks and uncertainties facing Brambles are described in Section 7.2 of the Corporate Governance Report.

RESPONSIBILITY STATEMENT

For the purposes of compliance with the UK Disclosure and Transparency Rules, the Directors confirm that to the best of their knowledge, the management report (which comprises the Directors' Report – Other Information and the other sections of the Annual Report referred to in it) includes a fair review of the development and performance of the business and the position of Brambles Limited and the Group taken as a whole, together with a description of the principal risks and uncertainties that they face.

NON-AUDIT SERVICES

The amount of US$464,000 was paid or is payable to PricewaterhouseCoopers, the Group's auditors, for non-audit services provided during the year by them (or another person or firm on their behalf). These services primarily related to tax advice and due diligence work on an acquisition. The Audit Committee has reviewed the provision of non-audit services by PricewaterhouseCoopers and its related practices and provided the Directors with formal written advice of a resolution passed by the Audit Committee. Consistent with this advice, the Directors are satisfied that the provision of non-audit services by PricewaterhouseCoopers and its related practices did not compromise the auditor independence requirements of the Act for the following reasons: the nature of the non-audit services provided for the year; the quantum of non-audit fees compared to overall audit fees; and the pre-approval, monitoring and ongoing review requirements under the Audit Committee Charter and the Charter of Audit Independence in relation to non-audit work.

The auditors have also provided the Audit Committee with a letter confirming that, in their professional judgement, as at 20 August 2008, they have maintained their independence in accordance with their firm's requirements, with the provisions of APES 110 – Code of Ethics for Professional Accountants, the applicable provisions of the Act, and other professional and regulatory requirements in Australia. On the same basis, they also confirm that the objectivity of the audit engagement partners and the audit staff is not impaired.

AUDITORS' INDEPENDENCE DECLARATION

A copy of the auditors' independence declaration as required under Section 307C of the Act is set out on page 153.

ANNUAL GENERAL MEETING

The AGM will be held at 10.00am (AEDT) on 25 November 2008 at Level 3, Overseas Passenger Terminal, Circular Quay West Street, The Rocks, Sydney, NSW 2000.

This Directors' Report is made in accordance with a resolution of the Board.

G J Kraehe AO

Chairman

M F Ihlein

Chief Executive Officer

20 August 2008

Shareholder Information

DIRECTORS

G J Kraehe AO
(Non-executive Chairman)

M E Doherty
(Chief Financial Officer)

A G Froggatt
(Non-executive Director)

D P Gosnell
(Non-executive Director)

M F Ihlein
(Chief Executive Officer)

S P Johns
(Non-executive Director)

S C H Kay
(Non-executive Director)

C L Mayhew
(Non-executive Director)

COMPANY SECRETARY
R N Gerrard

REGISTERED OFFICE
Brambles Limited
Level 40, Gateway
1 Macquarie Place
Sydney NSW 2000
Australia
ACN 118 896 021

Telephone: 61 (0) 2 9256 5222
Facsimile: 61 (0) 2 9256 5299

WEBSITE
www.brambles.com

STOCK EXCHANGE LISTINGS
Brambles' ordinary shares have a primary listing on the Australian Securities Exchange and a secondary listing (where ordinary shares traded are settled via CDIs) on the London Stock Exchange.

SHARE REGISTRARS
Online access to shareholding and CDI holding information is available to investors through the Link Market Services and Equiniti websites.

Ordinary shareholders
Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000
Australia

Locked Bag A14
Sydney South NSW 1235
Australia

Telephone: 1300 883 073 (freecall within Australia)
61 (0) 2 8280 7143 (from outside Australia)

Facsimile: 61 (0) 2 9287 0303

Email: registrars@linkmarketservices.com.au

Website: www.linkmarketservices.com.au

CDI holders
For CDI holders who use the Equiniti (formerly Lloyds TSB Registrars) corporate nominee service (including former BIP shareholders who held their shares in certificated form), contact:

Equiniti Corporate Nominees Limited
Aspect House, Spencer Road
Lancing BN99 6DA
United Kingdom

Telephone: 0845 640 6090 (UK only)
44 (0) 121 415 7047 (from outside the UK)

Facsimile: 0871 384 2100* (UK only)
44 (0) 1903 702 424 (from outside the UK)

* Calls to this number will be charged at 8p per minute from a BT landline. Other telephony providers' costs may vary.

Website: www.shareview.co.uk

For CDI holders who are CREST participants (including former BIP shareholders who held their shares in dematerialised form through CREST) contact:

Euroclear UK & Ireland Limited
33 Cannon Street
London EC4M 5SB
United Kingdom

Telephone: 08459 645 648 (option 4) (UK only)
44 (0) 8459 645 648 (option 4)
(from outside the UK)

Facsimile: 020 7849 0134 (UK only)
44 (0) 20 7849 0134 (from outside the UK)

Website: www.euroclear.co.uk

ANNUAL GENERAL MEETING

The Brambles Limited 2008 AGM will be held at 10.00 am (AEDT) on 25 November 2008 at Level 3, Overseas Passenger Terminal, Circular Quay West Street, The Rocks, Sydney, NSW 2000.

FINANCIAL CALENDAR

Final dividend 2008

Ex dividend date – Monday, 15 September 2008

Record date – Friday, 19 September 2008

Payment date – Thursday, 9 October 2008

2009 (Provisional)

Announcement of interim results – end February

Interim dividend – mid April

Announcement of final results – end August

Final dividend – mid October

AGM – November

ANALYSIS OF HOLDERS OF EQUITY SECURITIES AS AT 18 AUGUST 2008

Substantial shareholders

Brambles has been notified of the following substantial shareholdings:

Holder	Number of ordinary shares	% of issued ordinary share capital[1]
Barclays Global Investors Australia Limited	86,819,740	6.04
Commonwealth Bank of Australia and its subsidiaries	147,161,197	10.63

[1] Percentages are as disclosed in substantial holding notices given to Brambles Limited.

Number of ordinary shares on issue and distribution of holdings

	Holders	Shares
1 – 1,000	39,042	21,833,565
1,001 – 5,000	41,236	101,272,250
5,001 – 10,000	7,144	51,948,952
10,001 – 100,000	4,205	91,570,493
100,001 and over	231	1,117,041,083
Total	91,858	1,383,666,343

The number of security investors holding less than a marketable parcel of 59 securities (based on a market price of A$8.48 on 18 August 2008) is 1,254 and they hold a total of 49,853 securities.

Number of options/rights on issue and distribution of holdings

	Holders	Options
1 – 1,000	17	11,366
1,001 – 5,000	1,235	1,936,881
5,001 – 10,000	73	582,958
10,001 – 100,000	89	2,825,934
100,001 and over	13	2,905,992
Total	1,427	8,263,131

Twenty largest ordinary shareholders

	Name	Number of ordinary shares	% of share capital
1	HSBC Custody Nominees (Australia) Limited	273,278,166	19.75
2	J P Morgan Nominees Australia Limited	225,939,296	16.33
3	National Nominees Limited	220,732,330	15.95
4	Citicorp Nominees Pty Limited	87,408,370	6.32
5	ANZ Nominees Limited (Cash Income A/C)	73,453,943	5.31
6	Cogent Nominees Pty Limited	34,845,085	2.52
7	Queensland Investment Corporation	14,103,257	1.02
8	ANZ Nominees Limited (SL Cash Income A/C)	11,864,739	0.86
9	AMP Life Limited	10,348,355	0.75
10	Australian Reward Investment Alliance	9,517,512	0.69
11	Citicorp Nominees Pty Limited	8,313,330	0.60
12	Fleet Nominees Pty Limited	6,566,899	0.47
13	Australian Foundation Investment Company Limited	5,869,840	0.42
14	UBS Nominees Pty Ltd	5,477,362	0.40
15	RBC Dexia Investor Services Australia Nominees Limited	5,299,917	0.38
16	Citicorp Nominees Pty Ltd	4,818,505	0.35
17	Argo Investments Limited	4,252,106	0.31
18	RBC Dexia Investor Services Australia Nominees Pty Limited (BKCUST A/C)	4,191,324	0.30
19	Perpetual Trustee Company Limited	4,161,923	0.30
20	UBS Wealth Management Australia Nominees Pty Limited	4,083,942	0.30
Percentage of total holdings of 20 largest holders		**1,014,526,201**	**73.32**

The ANZ Nominees Limited (Cash Income A/C) holding includes the nominee holding of ordinary shares underlying the CDIs which trade on the London Stock Exchange.

Voting rights: ordinary shares

Brambles Limited's constitution provides that each member entitled to attend and vote may attend and vote in person or by proxy, by attorney or, where the member is a body corporate, by representative. On a show of hands, every member present in person, by proxy, by attorney or, where the member is a body corporate, by representative and having the right to vote on a resolution has one vote.

On a poll, every member present in person, by proxy, by attorney or, where the member is a body corporate, by representative and having the right to vote on the resolution has one vote for each ordinary share held.

Voting rights: options/share rights

Options over ordinary shares and performance share rights do not carry any voting rights.

Financial Report

for the year ended 30 June 2008

Consolidated income statement

for the year ended 30 June 2008

		2008			2007		
	Note	**Before special items US$m**	**Special[2] items US$m**	**Result for the year US$m**	Before special items US$m	Special[2] items US$m	Result for the year US$m
Continuing operations							
Sales revenue	5a	**4,358.6**	**–**	**4,358.6**	3,868.8	–	3,868.8
Other income	5a	**181.5**	**–**	**181.5**	160.9	–	160.9
Operating expenses	5b, 6a	**(3,499.1)**	**(16.3)**	**(3,515.4)**	(3,101.2)	(136.8)	(3,238.0)
Share of results of joint ventures and associates	19c	**5.9**	**–**	**5.9**	4.3	–	4.3
Operating profit[1]		**1,046.9**	**(16.3)**	**1,030.6**	932.8	(136.8)	796.0
Finance revenue		**10.5**	**–**	**10.5**	39.4	–	39.4
Finance costs		**(160.0)**	**–**	**(160.0)**	(99.3)	–	(99.3)
Net finance costs	8	**(149.5)**	**–**	**(149.5)**	(59.9)	–	(59.9)
Profit before tax		**897.4**	**(16.3)**	**881.1**	872.9	(136.8)	736.1
Tax expense	6a, 9	**(270.9)**	**36.7**	**(234.2)**	(287.2)	(15.2)	(302.4)
Profit from continuing operations		**626.5**	**20.4**	**646.9**	585.7	(152.0)	433.7
Profit from discontinued operations	12b, 12c	**–**	**1.8**	**1.8**	27.7	829.9	857.6
Profit for the year attributable to members of the parent entity		**626.5**	**22.2**	**648.7**	613.4	677.9	1,291.3
Earnings per share (cents)	10						
Total							
– Basic				**46.0**			83.4
– Diluted				**45.7**			82.3
Continuing operations							
– Basic				**45.9**			28.0
– Diluted				**45.6**			27.7

[1] Operating profit for 2008 is after expensing:				
CHEP USA: quality and innovation costs		**(20.6)**	**–**	**(20.6)**
CHEP USA: Walmart transition costs		**(10.9)**	**–**	**(10.9)**
	5d	**(31.5)**	**–**	**(31.5)**

[2] Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software). Exceptional items are items of income or expense which are considered to be outside the ordinary course of business and are, either individually or in aggregate, material to Brambles or to the relevant business segment. Refer to Notes 6 and 12c.

The consolidated income statement should be read in conjunction with the accompanying notes.

Parent entity income statement

for the year ended 30 June 2008

		2008			2007		
	Note	Before special items US$m	Special items US$m	Result for the year US$m	Before special items US$m	Special items US$m	Result for the year US$m
Continuing operations							
Revenue	5a	–	–	–	–	–	–
Other income	5a	–	–	–	–	–	–
Operating expenses	5b, 6b	–	–	–	–	(6.4)	(6.4)
Operating profit		–	–	–	–	(6.4)	(6.4)
Finance revenue		**1,061.4**	–	**1,061.4**	446.9	–	446.9
Finance costs		**(250.3)**	–	**(250.3)**	(70.5)	–	(70.5)
Net finance revenue	8	**811.1**	–	**811.1**	376.4	–	376.4
Profit before tax		**811.1**	–	**811.1**	376.4	(6.4)	370.0
Tax expense	6b, 9	**(240.0)**	–	**(240.0)**	(113.1)	(1.2)	(114.3)
Profit for the year		**571.1**	–	**571.1**	263.3	(7.6)	255.7

The parent entity income statement should be read in conjunction with the accompanying notes.

Balance sheets
as at 30 June 2008

		Consolidated		Parent entity	
	Note	**2008 US$m**	2007 US$m	**2008 US$m**	2007 US$m
ASSETS					
Current assets					
Cash and cash equivalents	14	**104.8**	130.4	**5.4**	0.6
Trade and other receivables	15	**829.0**	791.6	**0.5**	–
Inventories	16	**45.1**	33.5	**–**	–
Derivative financial instruments	17	**4.4**	6.7	**–**	–
Other assets	18	**51.7**	41.1	**7.3**	–
Total current assets		**1,035.0**	1,003.3	**13.2**	0.6
Non-current assets					
Other receivables	15	**9.1**	9.0	**14,883.6**	12,234.2
Investments	19	**16.9**	23.5	**6,921.3**	6,113.6
Property, plant and equipment	20	**3,698.9**	3,219.9	**–**	–
Goodwill	21	**676.1**	606.1	**–**	–
Intangible assets	22	**186.9**	150.3	**–**	–
Deferred tax assets	9	**8.8**	3.1	**–**	–
Derivative financial instruments	17	**4.3**	1.9	**–**	–
Other assets	18	**0.8**	0.3	**–**	–
Total non-current assets		**4,601.8**	4,014.1	**21,804.9**	18,347.8
Total assets		**5,636.8**	5,017.4	**21,818.1**	18,348.4
LIABILITIES					
Current liabilities					
Trade and other payables	23	**850.7**	806.0	**–**	–
Borrowings	24	**91.5**	64.3	**–**	–
Derivative financial instruments	17	**6.0**	0.5	**–**	–
Tax payable		**54.9**	74.7	**5.4**	0.5
Provisions	25	**74.2**	111.9	**–**	–
Total current liabilities		**1,077.3**	1,057.4	**5.4**	0.5
Non-current liabilities					
Borrowings	24	**2,439.5**	2,063.0	**5.0**	–
Derivative financial instruments	17	**2.7**	–	**–**	–
Provisions	25	**49.8**	45.7	**–**	–
Retirement benefit obligations	26	**63.4**	29.6	**–**	–
Deferred tax liabilities	9	**443.5**	389.8	**–**	–
Other liabilities	23	**17.1**	9.2	**4,487.4**	2,850.7
Total non-current liabilities		**3,016.0**	2,537.3	**4,492.4**	2,850.7
Total liabilities		**4,093.3**	3,594.7	**4,497.8**	2,851.2
Net assets		**1,543.5**	1,422.7	**17,320.3**	15,497.2
EQUITY					
Contributed equity	27	**13,778.6**	14,062.8	**13,778.6**	14,062.8
Reserves	29	**(14,671.5)**	(14,881.5)	**3,139.0**	1,178.7
Retained earnings	29	**2,436.1**	2,241.1	**402.7**	255.7
Parent entity interest		**1,543.2**	1,422.4	**17,320.3**	15,497.2
Minority interest	29	**0.3**	0.3	**–**	–
Total equity		**1,543.5**	1,422.7	**17,320.3**	15,497.2

The balance sheets should be read in conjunction with the accompanying notes.

Statements of recognised income and expense

for the year ended 30 June 2008

	Note	Consolidated 2008 US$m	Consolidated 2007 US$m	Parent entity 2008 US$m	Parent entity 2007 US$m
Actuarial (losses)/gains on defined benefit pension plans:					
– Continuing	26e	**(34.5)**	33.3	**–**	–
– Discontinued	26e	**–**	(33.4)	**–**	–
Exchange differences on translation of:					
– Foreign operations		**263.5**	131.7	**2,003.1**	1,209.6
– Entities disposed taken to profit		**–**	8.4	**–**	–
Cash flow hedges:					
– Losses taken to equity		**(3.8)**	(0.2)	**–**	–
– Transferred to profit or loss		**(0.1)**	(5.0)	**–**	–
Income tax:					
– On items taken directly to or transferred directly from equity	9a	**9.1**	4.0	**–**	–
– On items transferred to profit or loss	9a	**–**	1.9	**–**	–
Net income recognised directly in equity		**234.2**	140.7	**2,003.1**	1,209.6
Profit for the year		**648.7**	1,291.3	**571.1**	255.7
Total recognised income and expense for the year attributable to members of the parent entity		**882.9**	1,432.0	**2,574.2**	1,465.3
Adjustment to opening retained earnings for AASB 117: Leases	29	**(2.5)**	–		

The statements of recognised income and expense should be read in conjunction with the accompanying notes.

Cash flow statements

for the year ended 30 June 2008

		Consolidated		Parent entity	
	Note	2008 US$m	2007 US$m	2008 US$m	2007 US$m
Cash flows from operating activities					
Receipts from customers		**4,998.7**	4,653.3	–	–
Payments to suppliers and employees		**(3,467.9)**	(3,380.0)	–	–
Cash generated from operations		**1,530.8**	1,273.3	–	–
Dividends received from joint ventures and associates		**5.2**	7.0	–	–
Interest received		**9.6**	39.5	**0.2**	0.9
Interest paid		**(146.4)**	(93.3)	**(2.3)**	(5.1)
Income taxes paid on operating activities		**(232.9)**	(182.5)	**(246.9)**	(118.9)
Net cash inflow/(outflow) from operating activities	31c	**1,166.3**	1,044.0	**(249.0)**	(123.1)
Cash flows from investing activities					
Proceeds from disposal of businesses		**6.6**	2,427.6	–	–
Income tax paid on disposal of businesses		–	(152.7)	–	–
Acquisition of subsidiaries, net of cash acquired		**(64.3)**	(19.9)	–	–
Purchases of property, plant and equipment		**(869.4)**	(670.2)	–	–
Proceeds from sale of property, plant and equipment		**133.8**	131.1	–	–
Purchases of intangible assets		**(18.4)**	(16.1)	–	–
Loan outflows with associates and subsidiaries		–	(0.4)	–	(853.1)
Loan inflows with associates and subsidiaries		**0.3**	1.8	**1,038.0**	3,440.2
Net cash (outflow)/inflow from investing activities		**(811.4)**	1,701.2	**1,038.0**	2,587.1
Cash flows from financing activities					
Proceeds from borrowings		**2,280.3**	5,377.0	–	–
Repayments of borrowings		**(2,010.6)**	(5,146.1)	–	–
Net inflow/(outflow) from option costs and hedge borrowings		**95.1**	(21.3)	–	(6.4)
Proceeds from issue of ordinary shares		**38.5**	75.6	**52.3**	20.8
Buy-back of ordinary shares		**(392.0)**	(1,527.5)	**(392.0)**	(1,527.5)
Cash Alternative at Unification		–	(950.3)	–	(950.3)
Dividends paid to Brambles' shareholders		**(444.8)**	(604.0)	**(444.8)**	–
Net cash used in financing activities		**(433.5)**	(2,796.6)	**(784.5)**	(2,463.4)
Net (decrease)/increase in cash and cash equivalents		**(78.6)**	(51.4)	**4.5**	0.6
Cash and deposits, net of overdrafts, at beginning of the year		**126.9**	129.4	**0.6**	–
Effect of exchange rate changes		**19.8**	48.9	**0.3**	–
Cash and deposits, net of overdrafts, at end of the year	31a	**68.1**	126.9	**5.4**	0.6

The cash flow statements should be read in conjunction with the accompanying notes.

NOTE 1. BASIS OF PREPARATION
These financial statements present the consolidated results of Brambles Limited (ACN 118 896 021) (Company) and its subsidiaries (Brambles or the Group) for the year ended 30 June 2008.

The financial statements comply with International Financial Reporting Standards (IFRS). This general purpose financial report has been prepared in accordance with Australian Equivalents to International Financial Reporting Standards (AIFRS) and in accordance with the requirements of the Corporations Act 2001 (Act). They comply with applicable accounting standards and other authoritative pronouncements of the Australian Accounting Standards Board (AASB) and the Urgent Issues Group (UIG).

The financial statements are drawn up in accordance with the conventions of historical cost accounting, except for derivative financial instruments and financial assets and liabilities at fair value through profit or loss.

References to 2008 and 2007 are to the financial years ended 30 June 2008 and 30 June 2007 respectively.

Details of Unification, whereby Brambles Limited acquired all the share capital of Brambles Industries Limited and Brambles Industries plc under separate schemes of arrangement on 4 December 2006, are set out in the Brambles 2007 Annual Report.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
The policies set out below have been consistently applied to all the years presented.

New accounting standards and interpretations
At 30 June 2008, certain new accounting standards and interpretations have been published that will become mandatory in future reporting periods. Brambles has not elected to early-adopt these new or amended accounting standards and interpretations. The expected impact of these changed accounting requirements should not materially alter Brambles' accounting policies at the date of this report.

AASB 8: Operating Segments and AASB 2007-3: Amendments to Australian Accounting Standards are applicable to annual reporting periods beginning on or after 1 January 2009. AASB 8 requires adoption of a management approach to reporting segment performance. The application of AASB 8 may result in additional disclosures in the financial report.

AASB 101: Presentation of Financial Statements, AASB 2007-8: Amendments to Australian Accounting Standards and AASB 2007-10: Further Amendments to Australian Accounting Standards are applicable to annual reporting periods beginning on or after 1 January 2009. AASB 101 requires the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity, but will not affect any of the amounts recognised in the financial statements. If a prior period adjustment or reclassification is made in the financial statements, a third balance sheet as at the beginning of the comparative period will need to be disclosed.

AASB 123: Borrowing Costs and AASB 2007-6: Amendments to Australian Accounting Standards are applicable to annual reporting periods beginning on or after 1 January 2009. AASB 123 removes the option to expense all borrowing costs and will require the capitalisation of all borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset.

AASB 2008-1: Amendments to Australian Accounting Standard – Share-based Payments: Vesting Conditions and Cancellations is applicable for annual reporting periods beginning on or after 1 January 2009 and clarifies that only service conditions and performance conditions constitute vesting conditions and that other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The amendment is not expected to affect the accounting for Brambles' share-based payments.

Revised AASB 3: Business Combinations, AASB 127: Consolidated and Separate Financial Statements and AASB 2008-3: Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127 are operative for annual reporting periods beginning on or after 1 July 2009, but may be applied earlier. Brambles has not yet decided when it will apply the revised standards, which generally apply only prospectively to transactions that occur after the application date of the standard. Any impact will therefore depend on whether Brambles enters into any business combinations subsequent to adoption.

AASB 2008-7: Amendments to Australian Accounting Standards – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate is applicable to annual reporting periods commencing on or after 1 January 2009 and will require that all dividends received from investments in subsidiaries, joint ventures and associates be recognised as revenue, even if they are paid out of pre-acquisition profits. However, the investments may need to be tested for impairment following the dividend payment. If a new intermediate parent entity is created in internal reorganisations, it will measure its investment in subsidiaries at the carrying amounts of the net assets of the subsidiary acquired rather than the subsidiaries' fair value.

IFRIC 16: Hedges of a Net Investment in a Foreign Operation is applicable to annual reporting periods beginning on or after 1 October 2008. This interpretation provides guidance on identifying foreign currency risks that qualify as hedged risk in the hedge of net investments in foreign operations. IFRIC 16 also provides guidance on determining amounts to be reclassified from equity to profit or loss for both the hedging instrument and hedged items. Brambles will apply IFRIC 16 from 1 July 2009, but it is not expected to have any impact on the Group's financial report.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of consolidation

The consolidated financial statements of Brambles include the financial statements of Brambles Limited and all its legal subsidiaries. The consolidation process eliminates all inter-entity accounts and transactions. The financial statements of overseas subsidiaries have been prepared in accordance with overseas accounting practices and, for consolidation purposes, have been adjusted to comply with AIFRS. The financial statements of all subsidiaries are prepared for the same reporting period.

On acquisition, the assets and liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. discount on acquisition) is credited to the income statement in the period of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Investment in controlled entities

Shares in controlled entities, as recorded in the parent entity, are recorded at cost.

Investment in joint ventures and associates

Investments in associates, where Brambles exercises significant influence, and other joint venture entities are accounted for using the equity method in the consolidated financial statements, and include any goodwill arising on acquisition. Under this method, Brambles' share of the profits or losses of associates and joint ventures is recognised in the consolidated balance sheet and its share of movements in reserves is recognised in consolidated reserves. Cumulative movements are adjusted against the cost of the investment.

If Brambles' share of losses in an associate or joint venture exceeds its interest in the associate or joint venture, Brambles does not recognise further losses unless it has incurred obligations or made payments on behalf of its associate or joint venture.

Loans to equity accounted associates and joint ventures under formal loan agreements are long term in nature and are included as investments.

Where there has been a change recognised directly in the joint venture's or associate's equity, Brambles recognises its share of any changes as a change in equity.

Non-current assets held for sale

Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Discontinued operations

The trading results for business operations disposed during the year or classified as held for sale are disclosed separately as discontinued operations in the income statement. The amount disclosed includes any related impairment losses recognised and any gains or losses arising on disposal.

Comparative amounts for the prior year are restated in the income statement to include current year discontinued operations.

Segment reporting

Brambles' primary segment for reporting purposes is by business as Brambles' risks and rates of return are affected predominantly by the difference in the products and services between business streams. Secondary segment information is reported geographically.

Primary segment information is further analysed between continuing and discontinued operations.

Presentation currency

The consolidated and parent entity financial statements are presented in US dollars.

Brambles has selected the US dollar as its presentation currency for the following reasons:

- a significant portion of Brambles' activity is denominated in US dollars; and
- the US dollar is widely understood by Australian, UK and international investors and analysts.

Foreign currency

Items included in the financial statements of each of Brambles' entities are measured using the functional currency of each entity.

Foreign currency transactions are translated into the functional currency of each entity using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation at year-end rates of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement, except where deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Gains and losses arising on retranslation are recognised directly in equity.

The results and cash flows of Brambles Limited, subsidiaries, joint ventures and associates are translated into US dollars using the average exchange rates for the period. Where this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, the exchange rate on the transaction date is used. Assets and liabilities of Brambles Limited, subsidiaries, joint ventures and associates are translated into US dollars at the exchange rate ruling at the balance sheet date. Following Unification, the share capital of Brambles Limited is translated into US dollars at historical rates. All resulting exchange differences arising on the translation of Brambles' overseas and Australian entities are recognised as a separate component of equity.

The financial statements of foreign subsidiaries, joint ventures and associates that report in the currency of a hyperinflationary economy are restated in terms of the measuring unit current at the balance sheet date before they are translated into US dollars.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

The principal exchange rates affecting Brambles were:

		US$:A$	US$:euro	US$:£
Average	2008	0.9040	1.4835	2.0111
	2007	0.7901	1.3187	1.9520
Year end	30 June 2008	0.9629	1.5793	1.9936
	30 June 2007	0.8519	1.3580	2.0116

Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to Brambles and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of duties and taxes paid (Goods and Services Tax and local equivalents).

Revenue for services is recognised when invoicing the customer following the provision of the service and/or under the terms of agreed contracts in accordance with agreed contractual terms in the period in which the service is provided.

Other income

Other income includes net gains on disposal of property, plant and equipment in the ordinary course of business, which are recognised when control of the property has passed to the buyer. Amounts arising from compensation for irrecoverable pooling equipment are recognised only when it is probable that they will be received.

Dividends

Dividend revenue is recognised when the shareholders' right to receive the payment is established.

Finance revenue

Interest revenue is recognised as the interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

Borrowing costs

Borrowing costs are recognised as expenses in the year in which they are incurred, except where they are included in the cost of qualifying assets.

The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the entity's outstanding borrowings during the year. No borrowing costs were capitalised in 2008 or 2007.

Pensions and other post-employment benefits

Payments to defined contribution pension schemes are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution schemes where Brambles' obligations under the schemes are equivalent to those arising in a defined contribution pension scheme.

A liability in respect of defined benefit pension schemes is recognised in the balance sheet, measured as the present value of the defined benefit obligation at the reporting date less the fair value of the pension scheme's assets at that date. Pension obligations are measured as the present value of estimated future cash flows discounted at rates reflecting the yields of high quality corporate bonds.

The costs of providing pensions under defined benefit schemes are calculated using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date. Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

Actuarial gains and losses arising from differences between expected and actual returns, and the effect of changes in actuarial assumptions are recognised in full through the statement of recognised income and expense in the period in which they arise.

The costs of other post-employment liabilities are calculated in a similar way to defined benefit pension schemes and spread over the period during which benefit is expected to be derived from the employees' services, in accordance with the advice of qualified actuaries.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Executive and employee option plans

Incentives in the form of share-based compensation benefits are provided to executives and employees under share option and performance share schemes approved by shareholders.

Options and share awards are fair valued by qualified actuaries at their grant dates in accordance with the requirements of AASB 2: Share-based Payments, using a binomial model. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, on a straight-line basis over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date).

Executives and employees in certain jurisdictions are provided cash incentives calculated by reference to the options and awards under the share option schemes (phantom shares). These phantom shares are fair valued on initial grant and at each subsequent reporting date. The cost of such phantom shares is charged to the income statement over the relevant vesting periods, with a corresponding increase in provisions.

The fair value calculation of options granted excludes the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, Brambles reviews its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

Special items

Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software). Exceptional items are items of income or expense which are considered to be outside the ordinary course of business and are, either individually or in aggregate, material to Brambles or to the relevant business segment. Such items are likely to include, but are not restricted to, gains or losses on the sale or termination of operations, the cost of significant reorganisations or restructuring, and impairment charges on tangible or intangible assets. The Directors consider that this presentation best assists the users of Brambles' financial statements in their understanding of the underlying business results.

Assets

Cash and cash equivalents

For purposes of the cash flow statement, cash includes deposits at call with financial institutions and other highly liquid investments which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts. Bank overdrafts are presented within borrowings in the balance sheet.

Receivables

Trade receivables due within one year do not carry any interest and are recognised at amounts receivable less an allowance for any uncollectible amounts. Trade receivables are recognised when services are provided and settlement is expected within normal credit terms.

Bad debts are written-off when identified. A provision for doubtful receivables is established when there is a level of uncertainty as to the full recoverability of the receivable, based on objective evidence. Significant financial difficulties of the debtor, probability that the debtor will enter liquidation, receivership or bankruptcy, and default or significant delay in payment are considered indicators that the trade receivable is doubtful. The amount of the provision has been measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors. When a trade receivable for which a provision had been recognised becomes uncollectible in a subsequent period, it is written off against the provision account. Subsequent recoveries of amounts previously written off are credited against other expenses in the income statement.

Inventories

Stock and stores on hand are valued at the lower of cost and net realisable value and, where appropriate, provision is made for possible obsolescence. Work in progress, which represents partly-completed work undertaken at pre-arranged rates but not invoiced at the balance sheet date, is recorded at the lower of cost or net realisable value.

Cost is determined on a first-in, first-out basis and, where relevant, includes an appropriate portion of overhead expenditure. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and costs to make the sale.

Recoverable amount of non-current assets

At each reporting date, Brambles assesses whether there is any indication that an asset, or cash generating unit to which the asset belongs, may be impaired. Where an indicator of impairment exists, Brambles makes a formal estimate of recoverable amount. The recoverable amount of an asset is the greater of its fair value less costs to sell and its value in use.

Where the carrying value of an asset exceeds its recoverable amount, the asset is considered to be impaired and is written down to its recoverable amount. The impairment loss is recognised as a special item of expense in the income statement in the reporting period in which the write-down occurs.

The expected net cash flows included in determining recoverable amounts of non-current assets are discounted to their present values using a market risk adjusted discount rate.

Property, plant and equipment

Property, plant and equipment (PPE) is stated at cost, net of depreciation and any impairment, except land which is shown at cost less impairment. Cost includes expenditure that is directly attributable to the acquisition of assets, and, where applicable, an initial estimate of the cost of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditure is capitalised only when it is probable that future economic benefits associated with the expenditure will flow to Brambles. Repairs and maintenance are expensed in the income statement in the period they are incurred.

Depreciation is charged in the financial statements so as to write-off the cost of all PPE, other than freehold land, to their residual value on a straight-line or reducing balance basis over their expected useful lives to Brambles. Residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

The expected useful lives of PPE are generally:

– Buildings	50 years
– Pooling equipment	5–10 years
– Other plant and equipment (owned and leased)	3–20 years

The cost of improvements to leasehold properties is amortised over the unexpired portion of the lease, or the estimated useful life of the improvement to Brambles, whichever is the shorter.

Provision is made for irrecoverable pooling equipment based on experience in each market. The provision is presented within accumulated depreciation.

The carrying values of PPE are reviewed for impairment when circumstances indicate their carrying values may not be recoverable. Assets are assessed within the cash generating unit to which they belong. Any impairment losses are recognised in the income statement.

The recoverable amount of PPE is the greater of its fair value less costs to sell and its value in use. Value in use is determined as estimated future cash flows discounted to their present value using a pre-tax discount rate reflecting current market assessments of the time value of money and the risk specific to the asset.

PPE is derecognised upon disposal or when no future economic benefits are expected to arise from continued use of the asset. Any net gain or loss arising on derecognition of the asset is included in the income statement and presented as other income in the period in which the asset is derecognised.

Goodwill

Goodwill is carried at cost less accumulated impairment losses. Goodwill is not amortised.

Goodwill represents the excess of the cost of an acquisition over the fair value of Brambles' share of the net identifiable assets of the acquired subsidiary, joint venture or associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of joint ventures and associates is included in investments in joint ventures and associates.

Upon acquisition, any goodwill arising is allocated to each cash generating unit expected to benefit from the acquisition. Goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired. An impairment loss is recognised when the recoverable amount of the cash generating unit is less than its carrying amount.

On disposal of an operation, goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal.

Intangible assets

Intangible assets acquired are capitalised at cost, unless acquired as part of a business combination in which case they are capitalised at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less provisions for amortisation and impairment.

The costs of acquiring and developing computer software for internal use are capitalised as intangible non-current assets where it is used to support a significant business system and the expenditure leads to the creation of a durable asset.

Useful lives have been established for all non-goodwill intangible assets. Amortisation charges are expensed in the income statement on a straight-line basis over those useful lives. Estimated useful lives are reviewed annually.

The expected useful lives of intangible assets are generally:

– Customer lists and relationships	3–20 years
– Computer software	3–7 years

There are no non-goodwill intangible assets with indefinite lives.

Intangible assets are tested for impairment where an indicator of impairment exists, either individually or at the cash generating unit level.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

Liabilities

Payables

Trade and other creditors represent liabilities for goods and services provided to Brambles prior to the end of the financial year which remain unpaid at the reporting date. The amounts are unsecured and are paid within normal credit terms.

Non-current payables are discounted to present value using the effective interest method.

Provisions

Provisions for liabilities are made on the basis that, due to a past event, the business has a constructive or legal obligation to transfer economic benefits that are of uncertain timing or amount. Provisions are measured at the present value of management's best estimate at the balance sheet date of the expenditure required to settle the obligation. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and the risks appropriate to the liability.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost in the income statement.

Interest bearing liabilities

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the borrowing proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless Brambles has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Employee entitlements

Employee entitlements are provided by Brambles in accordance with the legal and social requirements of the country of employment. Principal entitlements are for annual leave, sick leave, long service leave and contract entitlements. Annual leave and sick leave entitlements are presented within trade and other payables.

Liabilities for annual leave, as well as those employee entitlements which are expected to be settled within one year, are measured at the amounts expected to be paid when they are settled. All other employee entitlement liabilities are measured at the estimated present value of the future cash outflows to be made in respect of services provided by employees up to the reporting date.

Dividends

A provision for dividends is only recognised where the dividends have been declared prior to the reporting date.

Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases

The minimum lease payments under operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis over the term of the lease.

Finance leases

Finance leases, which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to Brambles, are capitalised at the inception of the lease at the fair value of the leased asset or, if lower, present value of the minimum lease payments, and disclosed as property, plant and equipment held under lease. A lease liability of equal value is also recognised.

Lease payments are allocated between finance charges and a reduction of the lease liability so as to achieve a constant period rate of interest on the lease liability outstanding each period. The finance charge is recognised as a finance cost in the income statement.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term.

Income tax

The income tax expense or benefit for the year is the tax payable or receivable on the current year's taxable income based on the national income tax rate for each jurisdiction, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit, calculated using tax rates which are enacted or substantively enacted by the balance sheet date.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are not recognised:

- Where the deferred tax arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
- In respect of temporary differences associated with investments in subsidiaries, joint ventures and associates where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Current and deferred tax attributable to amounts recognised directly in equity are also recognised directly in equity.

Financial assets

Brambles classifies its financial assets in the following categories: financial assets at fair value through profit or loss and loans and receivables. The classification depends on the purpose for which the financial assets were acquired.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Financial assets are recognised on Brambles' balance sheet when Brambles becomes a party to the contractual provisions of the instrument. Derecognition takes place when Brambles no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party.

Derivatives and hedging instruments
Derivative instruments used by Brambles, which are used solely for hedging purposes (ie to offset foreign exchange and interest rate risks), comprise interest rate swaps, caps, collars, forward rate agreements and forward foreign exchange contracts. Such derivative instruments are used to alter the risk profile of Brambles' existing underlying exposure in line with Brambles' risk management policies.

Derivative financial instruments are stated at fair value. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturities at the balance sheet date. The fair value of interest rate swap contracts is calculated as the present value of the forward cash flows of the instrument after applying market rates and standard valuation techniques.

For the purposes of hedge accounting, hedges are classified as either fair value hedges, cash flow hedges or net investment hedges.

Fair value hedges
Fair value hedges are derivatives that hedge exposure to changes in the fair value of a recognised asset or liability, or an unrecognised firm commitment. In relation to fair value hedges which meet the conditions for hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognised immediately in the income statement.

Any gain or loss attributable to the hedged risk on remeasurement of the hedged item is adjusted against the carrying amount of the hedged item and recognised in the income statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortised to the income statement such that it is fully amortised by maturity.

Hedge accounting is discontinued prospectively if the hedge is terminated or no longer meets the hedge accounting criteria. In this case, any adjustment to the carrying amounts of the hedged item for the designated risk for interest-bearing financial instruments is amortised to the income statement following termination of the hedge.

Cash flow hedges
Cash flow hedges are derivatives that hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability, or a highly probable forecast transaction.

In relation to cash flow hedges to hedge forecast transactions which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in the income statement.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting.

At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecast transaction occurs.

If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the year.

For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same year in which the hedged firm commitment affects the net profit and loss, for example when the future sale actually occurs.

When the hedged firm commitment results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses that had previously been recognised in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

Net investment hedges
Hedges for net investments in foreign operations are accounted for similarly to cash flow hedges.

Any gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in the income statement.

Gains and losses accumulated in equity are included in the income statement when the foreign operation is partially disposed or sold.

Derivatives that do not qualify for hedge accounting
Where derivatives do not qualify for hedge accounting, gains or losses arising from changes in their fair value are taken directly to net profit or loss for the year.

Contributed equity
Ordinary shares including share premium are classified as contributed equity. No gain or loss is recognised in the income statement on the purchase, sale, issue or cancellation of Brambles' own equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds of issue.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings per share (EPS)

Basic EPS is calculated as net profit attributable to members of the parent entity, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members of the parent entity, adjusted for:

- Costs of servicing equity (other than dividends) and preference share dividends;
- The after-tax effect of dividends and finance costs associated with dilutive potential ordinary shares that have been recognised as expenses;
- Other non-discretionary changes in revenues or expenses during the year that would result from the dilution of potential ordinary shares;

and divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

Rounding of amounts

As Brambles is a company of a kind referred to in ASIC Class Order 98/0100, relevant amounts in the financial statements and Directors' Report have been rounded to the nearest hundred thousand US dollars or, in certain cases, to the nearest thousand US dollars.

NOTE 3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

In applying its accounting policies, Brambles has made estimates and assumptions concerning the future, which may differ from the related actual outcomes. Those estimates and assumptions which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Irrecoverable pooling equipment provisioning

Loss or damage is an inherent risk of pooling equipment operations. CHEP's pooling equipment operations around the world differ in terms of business model, market dynamics, customer and distribution channel profiles, contractual arrangements and operational details. Brambles conducts audits on a regular basis to confirm the existence and the condition of its pooling equipment assets, and monitors its pooling equipment operations using detailed key performance indicators (KPIs).

The irrecoverable pooling equipment provision is determined by reference to historical statistical data in each market, including the outcome of audits and relevant KPIs, together with management estimates of future equipment losses.

Impairment of goodwill

Brambles' business units undertake an impairment review process annually to ensure that goodwill balances are not carried at amounts that are in excess of their recoverable amounts. The recoverable amount of the goodwill in continuing operations is determined based on value in use calculations undertaken at the cash generating unit level. These calculations require the use of key assumptions which are set out in note 21.

Income taxes

Brambles is a global company and is subject to income taxes in many jurisdictions around the world. Significant judgement is required in determining the provision for income taxes on a worldwide basis. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Brambles recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from amounts provided, such differences will impact the current and deferred tax provisions in the period in which such outcome is obtained.

Provisions on divestments

Brambles has made provisions in relation to vendor warranties and other matters associated with the divestments made in 2007 and prior years. These provisions have been established by management using information currently available. Where the eventual outcome of these matters is different from amounts currently provided, such differences will impact profits in the period in which such outcome is recognised.

NOTE 4. SEGMENT INFORMATION

Brambles' continuing business segments are CHEP (pallet and container pooling) and Recall (information management). Discontinued operations primarily comprises the Cleanaway UK and Asian businesses (waste management), which were divested in 2007.

Intersegment revenue during the period was immaterial.

	Total income		Sales revenue	
	2008 US$m	2007 US$m	**2008 US$m**	2007 US$m
By business segment				
CHEP	**3,790.5**	3,374.5	**3,610.3**	3,218.4
Recall	**749.6**	655.2	**748.3**	650.4
Continuing operations	**4,540.1**	4,029.7	**4,358.6**	3,868.8
Discontinued operations	**–**	252.1	**–**	252.1
Total	**4,540.1**	4,281.8	**4,358.6**	4,120.9
By geographic origin				
Europe	**1,768.7**	1,576.7	**1,737.2**	1,539.8
Americas	**2,047.8**	1,843.2	**1,914.7**	1,737.4
Australia/New Zealand	**580.1**	487.6	**568.2**	473.9
Rest of World	**143.5**	122.2	**138.5**	117.7
Total – continuing operations	**4,540.1**	4,029.7	**4,358.6**	3,868.8
Discontinued operations	**–**	252.1	**–**	252.1
Total	**4,540.1**	4,281.8	**4,358.6**	4,120.9

	Operating profit[1]		Comparable operating profit[2]		Special items, before tax	
	2008 US$m	2007 US$m	**2008 US$m**	2007 US$m	**2008 US$m**	2007 US$m
By business segment						
CHEP	**944.7**	845.2	**945.2**	845.2	**(0.5)**	–
Recall	**121.9**	86.5	**128.4**	118.5	**(6.5)**	(32.0)
Brambles HQ	**(36.0)**	(135.7)	**(26.7)**	(30.9)	**(9.3)**	(104.8)
Continuing operations	**1,030.6**	796.0	**1,046.9**	932.8	**(16.3)**	(136.8)
Discontinued operations	**1.2**	858.3	**–**	40.6	**1.2**	817.7
Total	**1,031.8**	1,654.3	**1,046.9**	973.4	**(15.1)**	680.9

[1] Operating profit is segment revenue less segment expense and excludes net finance costs.

[2] Comparable operating profit is profit before special items, finance costs and tax which the Directors consider to be a useful measure of underlying business performance. The difference between comparable operating profit and operating profit in the segment report is due to special items.

NOTE 4. SEGMENT INFORMATION (continued)

	Capital expenditure (including acquisitions)		Depreciation and amortisation	
	2008 US$m	2007 US$m	**2008 US$m**	2007 US$m
By business segment				
CHEP	**810.7**	652.7	**410.3**	362.1
Recall	**88.1**	66.5	**47.8**	41.6
Brambles HQ	**0.3**	0.8	**0.5**	0.6
Continuing operations	**899.1**	720.0	**458.6**	404.3
Discontinued operations	**–**	24.7	**–**	–
Total	**899.1**	744.7	**458.6**	404.3
By geographic origin				
Europe	**339.5**	259.9		
Americas	**411.6**	367.2		
Australia/New Zealand	**73.2**	63.0		
Rest of World	**74.8**	29.9		
Total – continuing operations	**899.1**	720.0		
Discontinued operations	**–**	24.7		
Total	**899.1**	744.7		

	Segment assets		Segment liabilities	
	2008 US$m	2007 US$m	**2008 US$m**	2007 US$m
By business segment				
CHEP	**4,340.0**	3,810.0	**767.4**	715.8
Recall	**1,129.8**	1,022.8	**179.7**	151.4
Brambles HQ	**18.5**	20.2	**116.8**	135.7
Continuing operations segment assets and liabilities	**5,488.3**	4,853.0	**1,063.9**	1,002.9
Cash and borrowings	**104.8**	130.4	**2,531.0**	2,127.3
Current tax balances	**18.0**	7.4	**54.9**	74.7
Deferred tax balances	**8.8**	3.1	**443.5**	389.8
Equity-accounted investments	**16.9**	23.5	**–**	–
Total assets and liabilities	**5,636.8**	5,017.4	**4,093.3**	3,594.7
By geographic origin				
Europe	**2,275.7**	1,974.3		
Americas	**2,329.1**	2,128.5		
Australia/New Zealand	**700.2**	622.8		
Rest of World	**183.3**	127.4		
Total	**5,488.3**	4,853.0		

NOTE 5. PROFIT FROM ORDINARY ACTIVITIES – CONTINUING OPERATIONS

	Consolidated		Parent entity	
	2008 US$m	2007 US$m	**2008 US$m**	2007 US$m
a) Revenue and other income – continuing operations				
Sales revenue	**4,358.6**	3,868.8	**–**	–
Net gains on disposals of property, plant and equipment	**46.4**	42.7	**–**	–
Other operating income	**135.1**	118.2	**–**	–
Other income	**181.5**	160.9	**–**	–
Total income	**4,540.1**	4,029.7	**–**	–
b) Operating expenses – continuing operations				
Employment costs (Note 7)	**787.9**	739.4	**–**	–
Service suppliers:				
– Transport	**813.2**	722.0	**–**	–
– Repairs and maintenance	**294.9**	239.7	**–**	–
– Subcontractors and other service suppliers	**501.5**	497.5	**–**	–
Raw materials and consumables	**195.7**	182.7	**–**	–
Occupancy	**217.3**	184.0	**–**	–
Depreciation of property, plant and equipment	**414.0**	362.2	**–**	–
Irrecoverable pooling equipment provision expense	**91.2**	90.2	**–**	–
Amortisation:				
– Software	**34.5**	33.5	**–**	–
– Acquired intangible assets (other than software)	**6.5**	6.0	**–**	–
– Deferred expenditure	**3.6**	2.6	**–**	–
Other	**155.1**	178.2	**–**	6.4
	3,515.4	3,238.0	**–**	6.4
c) Net foreign exchange gains and losses – continuing operations				
Net losses included in operating profit	**(1.4)**	(4.0)	**–**	–
Net losses included in net finance costs	**(12.0)**	(6.7)	**–**	–
	(13.4)	(10.7)	**–**	–

d) CHEP USA operating costs

In February 2008, Brambles announced that, over the next two years, CHEP would invest in excess of US$100 million in operational and capital initiatives focused on quality improvement and innovation. Operating expenses for 2008 include additional costs of US$20.6 million within CHEP USA as a result of this initiative.

Operating expenses for 2008 also include transition costs of US$10.9 million within CHEP USA as a result of Walmart's decision to modify management of pallet flows within its network in the USA.

These costs have been separately disclosed to facilitate an understanding of Brambles' underlying business results.

NOTE 6. SPECIAL ITEMS – CONTINUING OPERATIONS

a) Consolidated

	2008		
	Before tax US$m	**Tax US$m**	**After tax US$m**
Amortisation of acquired intangible assets (other than software)	**(6.5)**	**0.7**	**(5.8)**
Exceptional items:			
– Restructuring and Unification costs[1]	**(4.6)**	**4.1**	**(0.5)**
– Reset of tax cost bases on Unification[2]	**–**	**31.6**	**31.6**
– Adviser costs – share register activity[3]	**(4.7)**	**0.2**	**(4.5)**
– Recall restructuring costs[4]	**(0.5)**	**0.1**	**(0.4)**
Special items from continuing operations	**(16.3)**	**36.7**	**20.4**

	2007		
	Before tax US$m	Tax US$m	After tax US$m
Amortisation of acquired intangible assets (other than software)	(6.0)	0.7	(5.3)
Exceptional items:			
– Stamp duty on Unification[1]	(28.8)	–	(28.8)
– Restructuring and Unification costs[1]	(76.0)	(23.4)	(99.4)
– Recall restructuring costs[4]	(26.0)	7.5	(18.5)
Special items from continuing operations	(136.8)	(15.2)	(152.0)

[1] During 2007, Brambles incurred UK stamp duty of US$28.8 million on Unification. Brambles also incurred advisers' fees (US$49.4 million) and employment-related and office closure costs (US$26.6 million) totalling US$76.0 million in connection with the restructuring and Unification. The net tax charge of US$23.4 million in 2007 includes US$29.0 million transitional withholding tax expense as a result of Unification. In 2008, further advisers' fees of US$1.6 million, and employment-related and other costs of US$3.0 million were incurred in relation to the restructure.

[2] During 2008, following receipt of a private ruling from the Australian Taxation Office, a tax benefit of US$31.6 million was recognised on the reset of Australian tax cost bases as a result of Unification.

[3] As a consequence of the share register activity first disclosed to the Australian Securities Exchange on 8 August 2007, Brambles incurred advisers' fees of US$4.7 million during 2008.

[4] During 2007, Recall incurred US$26.0 million on restructuring its Global, North American, European and Asia Pacific operations. This included redundancy and related costs, software writedowns and AUSDOC integration costs. A further US$0.5 million was incurred in 2008.

b) Parent entity

During 2007, the parent entity incurred US$6.4 million (US$7.6 million after tax) of Unification costs relating to foreign exchange options taken out for the Cash Alternative.

NOTE 7. EMPLOYMENT COSTS – CONTINUING OPERATIONS

	Consolidated		Parent entity	
	2008 US$m	2007 US$m	**2008 US$m**	2007 US$m
Wages and salaries	**652.2**	611.6	**–**	–
Social security costs	**74.0**	69.5	**–**	–
Share-based payment expense	**18.0**	20.0	**–**	–
Pension costs:				
– Defined contribution plans	**20.3**	14.7	**–**	–
– Defined benefit plans	**4.6**	7.7	**–**	–
Other post-employment benefits	**18.8**	15.9	**–**	–
	787.9	739.4	**–**	–

The average monthly number of employees in continuing operations was:

	2008	2007	**2008**	2007
CHEP	**7,456**	7,466	**–**	–
Recall	**4,773**	4,762	**–**	–
Brambles HQ	**76**	99	**–**	–
	12,305	12,327	**–**	–

NOTE 8. NET FINANCE COSTS

Finance revenue				
Bank accounts and short term deposits	**7.8**	38.5	**–**	–
Other	**2.7**	0.9	**1,061.4**	446.9
	10.5	39.4	**1,061.4**	446.9
Finance costs				
Interest expense on bank loans and borrowings	**(141.4)**	(97.5)	**(250.3)**	(70.5)
Other	**(18.6)**	(1.8)	**–**	–
	(160.0)	(99.3)	**(250.3)**	(70.5)
Net finance (costs)/revenue	**(149.5)**	(59.9)	**811.1**	376.4

NOTE 9. INCOME TAX

	Consolidated		Parent entity	
	2008 US$m	2007 US$m	**2008 US$m**	2007 US$m
a) Components of tax expense				
Amounts recognised in the income statement				
Current income tax – continuing operations:				
– Income tax charge	**222.7**	176.6	**242.9**	114.3
– Prior year adjustments	**(26.8)**	(5.4)	**(2.9)**	–
	195.9	171.2	**240.0**	114.3
Deferred tax – continuing operations:				
– Origination and reversal of temporary differences	**44.6**	133.7	**–**	–
– Previously unrecognised tax losses	**(15.6)**	(3.1)	**–**	–
– Prior year adjustments	**9.3**	0.6	**–**	–
	38.3	131.2	**–**	–
Tax expense – continuing operations	**234.2**	302.4	**240.0**	114.3
Tax (benefit)/expense – discontinued operations (Note 12b)	**(0.6)**	0.7	**–**	–
Tax expense recognised in the income statement	**233.6**	303.1	**240.0**	114.3
Amounts recognised in the statement of recognised income and expense				
– On actuarial losses on defined benefit pension plans	**(7.4)**	(4.0)	**–**	–
– On losses on revaluation of cash flow hedges	**(1.7)**	(1.9)	**–**	–
Tax benefit recognised directly in the statement of recognised income and expense	**(9.1)**	(5.9)	**–**	–
b) Reconciliation between tax expense and accounting profit before tax				
Profit before tax – continuing operations	**881.1**	736.1	**811.1**	370.0
Tax at standard Australian rate of 30% (2007: 30%)	**264.3**	220.8	**243.3**	111.0
Effect of tax rates in other jurisdictions	**8.1**	11.2	**–**	–
Prior year adjustments	**(17.5)**	(4.8)	**(2.9)**	–
Items not subject to taxation	**–**	(1.8)	**–**	–
Current year tax losses not recognised	**6.8**	3.6	**–**	–
Foreign withholding tax – unrecoverable	**13.5**	31.2	**–**	–
Change in tax rates	**(15.9)**	(7.0)	**–**	–
Non-deductible expenses	**20.0**	36.1	**–**	2.1
Prior year tax losses recouped	**(15.6)**	(3.1)	**–**	–
Other	**(29.5)**	16.2	**(0.4)**	1.2
Tax expense – continuing operations	**234.2**	302.4	**240.0**	114.3
Tax (benefit)/expense – discontinued operations (Note 12b)	**(0.6)**	0.7	**–**	–
Total income tax expense	**233.6**	303.1	**240.0**	114.3

	Consolidated		Parent entity	
	2008 US$m	2007 US$m	**2008 US$m**	2007 US$m
c) Components of and changes in deferred tax assets				
Deferred tax assets shown in the balance sheet are represented by temporary differences attributable to:				
Amounts recognised in the income statement				
Employee benefits	**14.8**	11.9	**–**	–
Provisions	**17.4**	20.8	**–**	–
Losses available against future taxable income	**102.5**	112.3	**–**	–
Other	**42.4**	36.8	**–**	–
	177.1	181.8	**–**	–
Amounts directly recognised in equity				
Share-based payments	**3.3**	7.7	**–**	–
Set-off of deferred tax liabilities	**(171.6)**	(186.4)	**–**	–
Net deferred tax assets	**8.8**	3.1	**–**	–
Changes in deferred tax assets were as follows:				
At 1 July	**3.1**	17.6	**–**	–
Charged to the income statement	**(10.7)**	(73.5)	**–**	–
Credited/(charged) directly to equity	**4.1**	(2.1)	**–**	–
Acquisition of subsidiary	**2.7**	–	**–**	–
Offset against deferred tax liabilities	**8.7**	61.1	**–**	–
Currency variations	**0.9**	–	**–**	–
At 30 June	**8.8**	3.1	**–**	–

Deferred tax assets are recognised for carried forward tax losses to the extent that the realisation of the related tax benefit through future taxable profits is probable. At reporting date, Brambles has unused tax losses of US$458.7 million (2007: US$538.7 million) available for offset against future profits. A deferred tax asset has been recognised in respect of US$276.8 million (2007: US$301.0 million) of such losses.

The benefit for tax losses will only be obtained if:

- Brambles derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;
- Brambles continues to comply with the conditions for deductibility imposed by tax legislation; and
- No changes in tax legislation adversely affect Brambles in realising the benefit from the deductions for the losses.

No deferred tax asset has been recognised in respect of the remaining unused tax losses of US$181.9 million (2007: US$237.7 million) due to the unpredictability of future profit streams in the relevant jurisdictions. Other than China losses of US$13.4 million which will expire in 2012, all other losses may be carried forward indefinitely.

NOTE 9. INCOME TAX (continued)

	Consolidated		Parent entity	
	2008 US$m	2007 US$m	**2008 US$m**	2007 US$m
d) Components and changes in deferred tax liabilities				
Deferred tax liabilities shown in the balance sheet are represented by temporary differences attributable to:				
Amounts recognised in the income statement				
Accelerated depreciation for tax purposes	**541.9**	507.7	**–**	–
Other	**64.1**	62.3	**–**	–
	606.0	570.0	**–**	–
Amounts recognised in the statement of recognised income and expense				
On actuarial losses on defined benefit pension plans	**7.4**	5.2	**–**	–
On cash flow hedges	**1.7**	1.0	**–**	–
	9.1	6.2	**–**	–
Set-off of deferred tax assets	**(171.6)**	(186.4)	**–**	–
Net deferred tax liabilities	**443.5**	389.8	**–**	–
Changes in deferred tax liabilities were as follows:				
At 1 July	**389.8**	265.9	**–**	–
Charged to the income statement	**27.6**	64.9	**–**	–
Credited to the statement of recognised income and expense	**(8.3)**	(2.1)	**–**	–
Acquisition of subsidiary	**6.9**	–	**–**	–
Offset against deferred tax asset	**8.7**	61.1	**–**	–
Currency variations	**18.8**	–	**–**	–
At 30 June	**443.5**	389.8	**–**	–

At reporting date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised in the consolidated financial statements was US$1,790.9 million (2007: US$1,756.2 million). No liability has been recognised in respect of these differences because Brambles is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. Unremitted earnings totalled US$2,032.4 million (2007: US$1,985.4 million), of which US$109.9 million relates to earnings post Unification.

NOTE 10. EARNINGS PER SHARE

	Consolidated	
	2008 US cents	2007 US cents
Earnings per share		
– Basic	**46.0**	83.4
– Diluted	**45.7**	82.3
– Basic, before special items	**44.5**	39.6
From continuing operations		
– Basic	**45.9**	28.0
– Diluted	**45.6**	27.7
– Basic, before special items	**44.5**	37.8
From discontinued operations		
– Basic	**0.1**	55.4
– Diluted	**0.1**	54.6
– Basic, before special items	**-**	1.8

Options and performance share rights granted under the employee option plans are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. Details are set out in Note 28.

	2008 million	2007 million
a) Weighted average number of shares outstanding during the year		
Used in the calculation of basic earnings per share	**1,409.2**	1,548.3
Adjustment for share options and performance share rights	**8.9**	20.0
Used in the calculation of diluted earnings per share	**1,418.1**	1,568.3
Weighted average number of converted, lapsed or cancelled potential ordinary shares included in diluted earnings per share	**8.2**	7.3

	2008 US$m	2007 US$m
b) Reconciliations of earnings used in calculating earnings per share		
Basic and diluted earnings per share		
Profit from continuing operations attributable to ordinary shareholders	**646.9**	433.7
Profit from discontinued operations, after minority interests	**1.8**	857.6
Profit attributable to ordinary shareholders used in calculating basic earnings per share	**648.7**	1,291.3

NOTE 11. DIVIDENDS

a) Dividends paid during the year

	Interim 2008	Final 2007
Brambles Limited		
Dividend per share (in Australian cents)	**17.0**	17.0
Franked amount at 30% tax (in Australian cents)	**1.7**	3.4
Cost (in US$ million)	**223.4**	221.4
Payment date	**10 April 2008**	11 October 2007

b) Dividend declared after reporting date

	Final 2008
Brambles Limited	
Dividend per share (in Australian cents)	**17.5**
Franked amount at 30% tax (in Australian cents)	**1.75**
Cost (in US$ million)	**208.9**
Payment date	**9 October 2008**
Dividend record date	**19 September 2008**

As this dividend had not been declared at the reporting date, it is not reflected in the financial statements.

c) Franking credits

	2008 US$m	2007 US$m
Franking credits available for subsequent financial years based on a tax rate of 30%	**14.0**	38.6

The amounts above represent the balance of the franking account as at the end of the year, adjusted for:

- Franking credits that will arise from the payment of the current tax liability;
- Franking debits that will arise from the payment of dividends recognised as a liability at the reporting date;
- Franking credits that will arise from dividends recognised as receivables at the reporting date; and
- Franking credits that may be prevented from being distributed in subsequent financial years.

The dividends declared by Brambles Limited after reporting date will be franked to the extent indicated out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 June 2009.

NOTE 12. DISCONTINUED OPERATIONS

a) Description

The divestments of Cleanaway UK and Cleanaway Asia were recognised in first half 2007, which concluded the divestment program announced in November 2005. These businesses are presented as discontinued operations in this financial report.

There were a number of minor disposals in 2008, the impact of which is immaterial in aggregate.

b) Income statement and cash flow information – discontinued operations

	Consolidated	
	2008 US$m	2007 US$m
Total revenue	–	252.1
Operating expenses	–	(211.5)
Profit before tax and special items	–	40.6
Special items (Note 12c)	**1.2**	817.7
Profit before tax from discontinued operations	**1.2**	858.3
Tax benefit/(expense):		
– On profit before tax and special items	–	(12.9)
– On special items (Note 12c)	**0.6**	12.2
Total tax benefit/(expense) from discontinued operations	**0.6**	(0.7)
Profit for the year from discontinued operations	**1.8**	857.6
Net cash (outflow)/inflow from operating activities	**(4.7)**	39.3
Net cash outflow from investing activities	–	(21.4)
Net cash outflow from financing activities	–	(0.5)
Net (decrease)/increase in cash from discontinued operations[1]	**(4.7)**	17.4

[1] Net increase in cash from discontinued operations excludes proceeds from disposal of businesses.

NOTE 12. DISCONTINUED OPERATIONS (continued)

c) Special items – discontinued operations

	Consolidated		
	2008		
	Before tax US$m	**Tax US$m**	**After tax US$m**
Exceptional items:			
– Gain recognised on completed disposals[1]	**1.2**	**0.6**	**1.8**
Special items from discontinued operations	**1.2**	**0.6**	**1.8**

	2007		
	Before tax US$m	Tax US$m	After tax US$m
Exceptional items:			
– Gain recognised on completed disposals:			
– Cleanaway UK[2]	788.6	1.5	790.1
– Cleanaway Asia[3]	12.3	(1.1)	11.2
– Other[1]	19.8	11.8	31.6
– Restructuring and Unification costs[4]	(3.0)	–	(3.0)
Special items from discontinued operations	817.7	12.2	829.9

[1] In 2008, net favourable provision adjustments of US$1.2 million (US$1.8 million after tax) were recognised in respect of divestments completed in 2007 and prior years. In 2007, net favourable provision adjustments of US$19.8 million (US$31.6 million after tax) were recognised.

[2] In 2007, Brambles completed the sale of Cleanaway UK and received proceeds of US$1,109.0 million. The pre-tax profit on sale recognised in 2007 was US$788.6 million (US$790.1 million after tax). Allowing for costs incurred in 2006 of US$11.2 million, the total profit on sale was US$777.4 million (US$778.9 million after tax).

[3] In 2007, Brambles recognised a gain of US$12.3 million (US$11.2 million after tax) on the sale of Cleanaway Asia for proceeds of US$31.6 million. The divestment program to sell Cleanaway Asia commenced in 2006 during which a loss of US$25.0 million was recognised to reduce the carrying amount of the disposed assets to estimated fair value less cost to sell. Overall, the net loss on sale was US$12.7 million (US$13.8 million after tax).

[4] In 2007, further amounts of US$3.0 million (US$3.0 million after tax) were incurred in respect of redundancies, office closure and expenses associated with Brambles Industrial Services headquarters which were closed during 2007.

NOTE 13. BUSINESS COMBINATION

a) Brambles Limited

On 4 December 2006, Brambles completed Unification of the dual-listed companies structure (DLC structure). Unification has been accounted for as a reverse acquisition whereby for financial reporting purposes Brambles Limited has been treated as being acquired by the existing Brambles consolidated group which comprised Brambles Industries Limited (BIL), Brambles Industries plc (BIP) and controlled entities. Brambles Limited had a net asset deficiency of A$10.2 million at the date of the reverse acquisition.

Brambles Limited was incorporated on 21 March 2006 with a share capital of A$2 and had no trading activity until 4 December 2006 when it became the legal parent company of BIL and BIP on Unification.

On Unification, Brambles Limited issued shares on a one-for-one basis to those BIL and BIP shareholders who did not elect to participate in the Cash Alternative. The Unification reserve of US$15,385.8 million represents the difference between the Brambles Limited share capital measured at fair value on 4 December 2006, and the carrying value of BIL and BIP share capital at that date.

b) Acquisitions

On 4 March 2008, Brambles announced it had agreed to purchase 100% of the issued share capital of LeanLogistics, Inc, a leading provider of technology-based transport and supply chain solutions in the USA. Change of control was effective on 7 March 2008.

For the period from 7 March 2008 to 30 June 2008, LeanLogistics contributed revenue of US$3.3 million and incurred a loss after tax of US$1.2 million. These results are included within the CHEP Americas business segment. If the acquisition had occurred on 1 July 2007, Brambles' revenue for 2008 would have been US$7.6 million higher and profit after tax for 2008 US$0.6 million lower, after allowing for finance costs.

The fair value of the LeanLogistics assets acquired, liabilities assumed and goodwill were as follows:

	2008 US$m
Cash paid	44.7
Direct costs relating to the acquisition	2.4
Total purchase consideration	47.1
Fair value of net identifiable assets acquired	13.8
Goodwill	33.3

The goodwill acquired is attributable to the profitability of the acquired business and anticipated synergies with CHEP's existing operations. The fair values of assets and liabilities acquired, including intangibles such as customer contracts, were established using professional valuers, where relevant.

On acquisition of LeanLogistics, assets acquired and liabilities assumed were:

	Acquiree's carrying amount US$m	Fair value US$m
Cash and cash equivalents	0.9	0.9
Trade and other receivables	1.6	1.6
Other current assets	0.1	0.1
Property, plant and equipment	0.3	0.3
Intangible assets	1.0	17.5
Current and deferred tax assets	2.7	2.8
	6.6	23.2
Trade and other payables	(2.7)	(2.7)
Borrowings	(0.3)	(0.3)
Current and deferred tax liabilities	-	(6.4)
	(3.0)	(9.4)
Net assets	3.6	13.8

Cash outflow on acquisition of LeanLogistics was as follows:

	2008 US$m
Cash and cash equivalents acquired	0.9
Cash consideration	(47.1)
Net cash outflow	(46.2)

In addition to the LeanLogistics acquisition, there were a number of minor acquisitions in 2008 and 2007, the impacts of which were immaterial in aggregate.

NOTE 14. CASH AND CASH EQUIVALENTS

	Consolidated		Parent entity	
	2008 US$m	2007 US$m	**2008 US$m**	2007 US$m
Cash at bank and in hand	**62.8**	112.8	**5.4**	0.6
Short term deposits	**42.0**	17.6	**–**	–
	104.8	130.4	**5.4**	0.6

Short term deposits have initial maturities varying between 7 days and 3 months.

Refer to Note 30 for financial instruments disclosures.

NOTE 15. TRADE AND OTHER RECEIVABLES

	Consolidated		Parent entity	
	2008 US$m	2007 US$m	**2008 US$m**	2007 US$m
Current				
Trade receivables	**532.4**	540.6	**–**	–
Provision for doubtful receivables (a)	**(7.6)**	(9.5)	**–**	–
Net trade receivables	**524.8**	531.1	**–**	–
Proceeds of business disposals	**5.7**	5.0	**–**	–
Other debtors	**172.2**	178.4	**0.5**	–
Accrued and unbilled revenue	**126.3**	77.1	**–**	–
	829.0	791.6	**0.5**	–
Non-current				
Receivables from subsidiaries	**–**	–	**14,883.6**	12,234.2
Other receivables	**9.1**	9.0	**–**	–
	9.1	9.0	**14,883.6**	12,234.2

(a) Provision for doubtful receivables

Trade receivables are non-interest bearing and are generally on 30–90 day terms. A provision for doubtful receivables is established when there is a level of uncertainty as to the full recoverability of the receivable, based on objective evidence. A provision of US$2.0 million (2007: US$0.9 million) has been recognised as an expense in the current year for specific trade and other receivables for which such evidence exists.

Movements in the provision for doubtful receivables were as follows:

	Consolidated		Parent entity	
	2008 US$m	2007 US$m	**2008 US$m**	2007 US$m
At 1 July	**9.5**	15.0	**–**	–
Charge for the year	**4.2**	5.2	**–**	–
Amounts written off/reversed	**(6.9)**	(11.7)	**–**	–
Foreign exchange differences	**0.8**	1.0	**–**	–
At 30 June	**7.6**	9.5	**–**	–

At 30 June, the ageing analysis of trade receivables by reference to due dates was as follows:

	Consolidated		Parent entity	
	2008 US$m	2007 US$m	**2008 US$m**	2007 US$m
Not past due	**410.8**	408.2	**–**	–
Past due 0–30 days but not impaired	**72.5**	66.6	**–**	–
Past due 31–60 days but not impaired	**16.3**	21.3	**–**	–
Past due 61–90 days but not impaired	**10.7**	11.9	**–**	–
Past 90 days but not impaired	**14.5**	23.1	**–**	–
Impaired	**7.6**	9.5	**–**	–
	532.4	540.6	**–**	–

At 30 June 2008, trade receivables of US$114.0 million (2007: US$122.9 million) were past due but not doubtful. These trade receivables comprise customers who have a good debt history and are considered recoverable.

At 30 June 2008, trade receivables of US$7.6 million (2007: US$9.5 million) were considered to be impaired. A provision of US$7.6 million (2007: US$9.5 million) has been recognised for doubtful receivables.

Other debtors primarily comprise GST/VAT recoverable, loss compensation receivables and certain balances arising from outside Brambles' ordinary business activities, such as deferred proceeds on sale of property, plant and equipment.

At 30 June 2008, other balances within trade and other receivables of US$70.9 million (2007: US$76.4 million) were past due but not considered to be impaired. No specific collection issues have been identified with these receivables. An ageing of these receivables was as follows:

Past due 0–30 days but not impaired	**9.2**	9.1	**–**	–
Past due 31–60 days but not impaired	**9.8**	10.7	**–**	–
Past due 61–90 days but not impaired	**2.4**	2.6	**–**	–
Past 90 days but not impaired	**49.5**	54.0	**–**	–
	70.9	76.4	**–**	–

At 30 June 2008, other balances within trade and other receivables of US$0.1 million (2007: US$1.1 million) were considered to be impaired. A provision of US$0.1 million (2007: US$1.1 million) has been recognised for these doubtful receivables.

Receivables from subsidiaries are unsecured, committed advances repayable in September 2009.

Refer to Note 30 for other financial instruments disclosures.

NOTE 16. INVENTORIES

	Consolidated	
	2008 US$m	2007 US$m
Raw materials and consumables	**32.3**	25.0
Work in progress	**12.8**	8.5
	45.1	33.5

Inventory write-downs recognised as an expense during the year amounted to US$0.1 million (2007: US$21.6 million). The expense has been included in raw materials and consumables in the consolidated income statement.

NOTE 17. DERIVATIVE FINANCIAL INSTRUMENTS

	Consolidated			
	2008 US$m	2007 US$m	2008 US$m	2007 US$m
	Current assets		Current liabilities	
Interest rate swaps – cash flow hedges	**3.1**	2.5	**5.8**	0.5
Forward foreign exchange contracts – cash flow hedges	**0.1**	–	–	–
Forward foreign exchange contracts – held for trading	**1.2**	4.2	**0.2**	–
	4.4	6.7	**6.0**	0.5
	Non-current assets		Non-current liabilities	
Interest rate swaps – cash flow hedges	**4.3**	1.9	**2.7**	–

Refer to Note 30 for other financial instruments disclosures.

NOTE 18. OTHER ASSETS

	Consolidated		Parent entity	
	2008 US$m	2007 US$m	2008 US$m	2007 US$m
Current				
Prepayments	**33.7**	33.7	–	–
Current tax receivable	**18.0**	7.4	**7.3**	–
	51.7	41.1	**7.3**	–
Non-current				
Prepayments	**0.8**	0.3	–	–

NOTE 19. INVESTMENTS

a) Joint ventures

Brambles has investments in the following joint ventures, all of which are unlisted jointly controlled entities, which are accounted for using the equity method.

		Consolidated % interest held at reporting date	
Name (and nature of business)	Place of incorporation	June 2008	June 2007
CISCO – Total Information Management Pte. Limited (Information management)	Singapore	**49%**	49%
General de Archivo Y Deposito, SA[1] (Document management services)	Spain	**100%**	49%
Recall Becker GmbH & Co. KG (Document management services)	Germany	**50%**	50%

[1] Effective 2 April 2008, Brambles acquired the remaining 51% interest in General de Archivo Y Deposito, SA (GADSA). From that date, GADSA has been consolidated as a subsidiary within the Recall segment.

b) Movement in carrying amount of investments in joint ventures and associates

	Consolidated	
	2008 US$m	2007 US$m
At 1 July	**23.5**	23.1
Acquisitions and advances	**–**	0.4
Share of results after income tax (Note 19c)	**5.9**	4.3
Dividends received/receivable	**(5.2)**	(7.0)
Disposals and repayments	**(0.4)**	(1.9)
Foreign exchange differences	**2.8**	1.0
Transfer to investments in controlled entities	**(9.2)**	–
Other movements	**(0.5)**	3.6
At 30 June	**16.9**	23.5

NOTE 19. INVESTMENTS (continued)

c) Share of results of joint ventures and associates

	Consolidated	
	2008 US$m	2007 US$m
Continuing operations		
Trading revenue	**17.4**	14.4
Expenses	**(10.5)**	(9.3)
Profit from ordinary activities before tax	**6.9**	5.1
Income tax on ordinary activities	**(1.0)**	(0.8)
Profit for the year	**5.9**	4.3

d) Share of assets and liabilities of joint ventures and associates

Current assets	**4.0**	3.2
Non-current assets	**16.4**	23.4
Total assets	**20.4**	26.6
Current liabilities	**2.5**	1.3
Non-current liabilities	**1.0**	1.8
Total liabilities	**3.5**	3.1
Net assets – continuing operations	**16.9**	23.5

e) Share of commitments and contingent liabilities of joint ventures and associates

Contingent liabilities	**0.7**	0.7
Lease commitments	**2.0**	1.9
Total – continuing operations	**2.7**	2.6

f) Investments in controlled entities

	Parent entity	
	2008 US$m	2007 US$m
Investments in controlled entities – at cost	**6,921.3**	6,113.6

This amount when added to the net intercompany receivables of US$10,396.2 million (2007: US$9,383.5 million) reflects the total carrying value of Brambles Limited's investment in subsidiaries. These amounts are eliminated on consolidation and are assessed for impairment at each reporting period.

NOTE 20. PROPERTY, PLANT AND EQUIPMENT

	Consolidated		
	Land and buildings US$m	Plant and equipment US$m	Total US$m
At 1 July 2006			
Cost	103.7	4,705.3	4,809.0
Accumulated depreciation	(32.0)	(1,860.3)	(1,892.3)
Net carrying amount	71.7	2,845.0	2,916.7
Year ended 30 June 2007			
Opening net carrying amount	71.7	2,845.0	2,916.7
Additions	7.2	713.9	721.1
Acquisition of subsidiaries	0.6	1.3	1.9
Disposals	(17.8)	(92.1)	(109.9)
Other transfers	21.5	(27.6)	(6.1)
Depreciation charge	(6.8)	(355.4)	(362.2)
Irrecoverable pooling equipment provision expense	–	(90.2)	(90.2)
Foreign exchange differences	5.7	142.9	148.6
Closing net carrying amount	82.1	3,137.8	3,219.9
At 30 June 2007			
Cost	126.2	5,148.6	5,274.8
Accumulated depreciation	(44.1)	(2,010.8)	(2,054.9)
Net carrying amount	82.1	3,137.8	3,219.9
Year ended 30 June 2008			
Opening net carrying amount	**82.1**	**3,137.8**	**3,219.9**
Additions	**12.4**	**838.8**	**851.2**
Acquisition of subsidiaries	**1.4**	**7.0**	**8.4**
Disposals	**(4.1)**	**(79.9)**	**(84.0)**
Disposal of subsidiaries	**(0.2)**	**(1.0)**	**(1.2)**
Other transfers	**(1.2)**	**(27.3)**	**(28.5)**
Depreciation charge	**(7.6)**	**(406.4)**	**(414.0)**
Irrecoverable pooling equipment provision expense	**–**	**(91.2)**	**(91.2)**
Foreign exchange differences	**7.3**	**231.0**	**238.3**
Closing net carrying amount	**90.1**	**3,608.8**	**3,698.9**
At 30 June 2008			
Cost	**145.9**	**5,935.8**	**6,081.7**
Accumulated depreciation	**(55.8)**	**(2,327.0)**	**(2,382.8)**
Net carrying amount	**90.1**	**3,608.8**	**3,698.9**

The net carrying amounts above include plant and equipment held under finance lease US$2.8 million (2007: US$2.1 million); leasehold improvements US$7.1 million (2007: US$22.6 million); and capital work in progress US$18.3 million (2007: US$83.1 million).

NOTE 21. GOODWILL

	Consolidated 2008 US$m	Consolidated 2007 US$m
a) Net carrying amounts and movements during the year		
At 1 July		
Carrying amount	**606.1**	562.1
Year ended 30 June		
Opening net carrying amount	**606.1**	562.1
Acquisition of subsidiaries	**44.7**	7.9
Disposal of subsidiaries	**(14.0)**	–
Other transfers	**(2.2)**	(0.4)
Impairment loss	**–**	–
Foreign exchange differences	**41.5**	36.5
Closing net carrying amount	**676.1**	606.1
At 30 June		
Gross carrying amount	**676.1**	606.1
Accumulated impairment	**–**	–
Net carrying amount	**676.1**	606.1

b) Segment-level summary of net carrying amount

Goodwill acquired through business combinations is allocated to cash generating units (CGU), which are the smallest identifiable groupings of Brambles' cash generating assets. A segment-level summary of the goodwill allocation is presented as follows:

	2008 US$m	2007 US$m
CHEP	**128.2**	91.4
Recall	**547.9**	514.7
Total goodwill	**676.1**	606.1

c) Recoverable amount testing – continuing operations

The recoverable amount of the goodwill in continuing operations is determined based on value in use calculations undertaken at the CGU level. The value in use is calculated using a discounted cash flow methodology covering a 10 year period with an appropriate terminal value at the end of that period.

Based on the impairment testing, the recoverable amounts of goodwill in the CGUs related to continuing operations at reporting date were fully supported.

The following describes the key assumptions on which management has based its cash flow projections:

Cash flow forecasts

Cash flow forecasts are based on the most recent financial projections covering a maximum period of five years. Cash flows beyond that period are extrapolated using estimated growth rates. Financial projections are based on assumptions that represent management's best estimates.

Growth rates

Growth rates ranging from nil to 4% were used beyond the period covered in the financial projections. They are based on management's expectations for future performance and do not normally exceed the long term growth rate for the business in which the CGU operates.

Terminal value

The terminal value calculated after year 10 is determined using the stable growth model, having regard to the weighted average cost of capital and terminal growth factor appropriate to each CGU.

Discount rates

Discount rates used are the pre-tax weighted average cost of capital (WACC) and include a premium for market risks appropriate to each country in which the CGU operates. WACCs ranged between 8.0% and 22.8%.

Sensitivity

Any reasonable change to the above key assumptions would not cause the carrying value of the CGU to materially exceed its recoverable amount.

NOTE 22. INTANGIBLE ASSETS

	Consolidated		
	Software US$m	Other US$m	Total US$m
At 1 July 2006			
Gross carrying amount	248.3	104.6	352.9
Accumulated amortisation	(153.2)	(44.6)	(197.8)
Net carrying amount	95.1	60.0	155.1
Year ended 30 June 2007			
Opening carrying amount	95.1	60.0	155.1
Additions	7.6	8.5	16.1
Acquisition of subsidiaries	–	4.4	4.4
Disposals	(0.3)	(0.8)	(1.1)
Other transfers	7.1	(0.6)	6.5
Amortisation charge	(33.5)	(8.6)	(42.1)
Foreign exchange differences	4.1	7.3	11.4
Closing carrying amount	80.1	70.2	150.3
At 30 June 2007			
Gross carrying amount	276.9	125.9	402.8
Accumulated amortisation	(196.8)	(55.7)	(252.5)
Net carrying amount	80.1	70.2	150.3
Year ended 30 June 2008			
Opening carrying amount	**80.1**	**70.2**	**150.3**
Additions	**16.5**	**1.7**	**18.2**
Acquisition of subsidiaries	**8.8**	**20.9**	**29.7**
Disposals	**(1.6)**	**–**	**(1.6)**
Disposal of subsidiaries	**(0.2)**	**–**	**(0.2)**
Other transfers	**14.1**	**13.1**	**27.2**
Amortisation charge	**(34.5)**	**(10.1)**	**(44.6)**
Foreign exchange differences	**0.4**	**7.5**	**7.9**
Closing carrying amount	**83.6**	**103.3**	**186.9**
At 30 June 2008			
Gross carrying amount	**314.5**	**174.3**	**488.8**
Accumulated amortisation	**(230.9)**	**(71.0)**	**(301.9)**
Net carrying amount	**83.6**	**103.3**	**186.9**

Other intangible assets primarily comprise acquired customer lists and agreements.

NOTE 23. TRADE AND OTHER PAYABLES

	Consolidated		Parent entity	
	2008 US$m	2007 US$m	2008 US$m	2007 US$m
Current				
Trade payables	**341.0**	302.2	**–**	–
GST/VAT and other payables	**111.5**	108.3	**–**	–
Accruals and deferred income	**398.2**	395.5	**–**	–
	850.7	806.0	**–**	–
Non-current				
Payables to subsidiaries	**–**	–	**4,487.4**	2,850.7
Other liabilities	**17.1**	9.2	**–**	–
	17.1	9.2	**4,487.4**	2,850.7

Trade payables and other current payables are non-interest bearing and are generally settled on 30–90 day terms.

Refer to Note 30 for financial instruments disclosures.

NOTE 24. BORROWINGS

	Consolidated		Parent entity	
	2008 US$m	2007 US$m	2008 US$m	2007 US$m
Current				
Unsecured:				
– Bank overdraft	**36.7**	3.5	**–**	–
– Bank loans[1]	**39.7**	43.7	**–**	–
– Accrued interest on loan notes	**14.3**	15.3	**–**	–
– Finance lease liabilities (Note 32)	**0.8**	1.6	**–**	–
– Deferred consideration on acquisitions	**–**	0.2	**–**	–
	91.5	64.3	**–**	–
Non-current				
Unsecured:				
– Bank loans[1]	**2,012.5**	1,637.1	**5.0**	–
– Loan notes[2]	**425.0**	425.0	**–**	–
– Finance lease liabilities (Note 32)	**2.0**	0.9	**–**	–
	2,439.5	2,063.0	**5.0**	–
Total borrowings	**2,531.0**	2,127.3	**5.0**	–

[1] Unsecured bank loans include the following: (i) revolving loans in various currencies priced off LIBOR and drawn under multi-currency global banking facilities with US$1,905.0 million drawn under banking facilities maturing November 2010 and US$103.1 million drawn under banking facilities maturing August 2012 and (ii) various regional banking facilities providing local currency funding to certain subsidiaries. Included in bank loans is a borrowing of US$79.8 million (2007: US$68.6 million) which has been designated as a hedge of the net investment in Brambles' European subsidiaries and is being used to partially hedge Brambles' exposure to foreign exchange risks on these investments.

[2] Notes issued in respect of US$425.0 million US private placement in August 2004. The terms of the note are (i) Series A US$171.0 million 5.39% Guaranteed Senior Unsecured Notes due 4 August 2011; (ii) Series B US$157.5 million 5.77% Guaranteed Senior Unsecured Notes due 4 August 2014; and (iii) Series C US$96.5 million 5.94% Guaranteed Senior Unsecured Notes due 4 August 2016.

Refer to Note 30 for financial instruments disclosures.

a) Borrowing facilities and credit standby arrangements

		Consolidated	
		2008 US$m	2007 US$m
Total facilities:			
– Committed borrowing facilities		**3,647.5**	3,267.5
– Loan notes		**425.0**	425.0
– Credit standby/uncommitted arrangements		**162.0**	62.6
		4,234.5	3,755.1
Facilities used at reporting date:			
– Committed borrowing facilities		**2,018.9**	1,646.3
– Loan notes		**425.0**	425.0
– Credit standby/uncommitted arrangements		**61.3**	34.3
		2,505.2	2,105.6
Facilities unused at reporting date:			
– Committed borrowing facilities		**1,628.6**	1,621.2
– Credit standby/uncommitted arrangements		**100.7**	28.3
		1,729.3	1,649.5

Total credit facilities by currency:		**2008 million**	2007 million
– US dollar	US$	**1,915.5**	1,595.3
– Sterling	£	**755.0**	745.0
– Euro	€	**459.0**	426.1
– Other	US$	**88.8**	82.5

Borrowing facilities are arranged by Brambles on behalf of its subsidiaries. Funding is generally sourced from relationship banks on a medium to long term basis. The expiry dates of committed facilities range out to calendar year 2012. The average term of maturity of these facilities and the US private placement notes is equivalent to 2.2 years (2007: 3.2 years). All facilities are structured on an unsecured, revolving basis and are guaranteed as described in Note 33a. Extension of each facility is normally pursued prior to the date of expiry.

NOTE 24. BORROWINGS (continued)

b) Borrowing facilities maturity profile

		Consolidated		
Maturity	**Type**	**Facilities US$m**	**Debt drawn[1] US$m**	**Headroom US$m**
2008				
Less than 1 year	Bank loans/overdrafts/finance leases	**679.2**	**63.9**	**615.3**
1–2 years	Bank loans/finance leases	**4.3**	**2.8**	**1.5**
2–3 years	Bank loans/finance leases	**2,975.6**	**1,910.0**	**1,065.6**
3–4 years	Loan notes/finance leases	**171.4**	**171.4**	**–**
4–5 years	Bank loans	**150.0**	**103.1**	**46.9**
Over 5 years	Loan notes	**254.0**	**254.0**	**–**
		4,234.5	**2,505.2**	**1,729.3**
2007				
Less than 1 year	Bank loans/overdrafts/finance leases	81.0	40.0	41.0
1–2 years	Bank loans/finance leases	830.0	357.4	472.6
2–3 years	Finance leases	0.1	0.1	–
3–4 years	Bank loans/finance leases	2,419.0	1,283.1	1,135.9
4–5 years	Loan notes	171.0	171.0	–
Over 5 years	Loan notes	254.0	254.0	–
		3,755.1	2,105.6	1,649.5

[1] Debt drawn represents the principal value of loan notes and borrowings debited against the relevant facilities to reflect the correct amount of funding headroom. This amount may differ from the carrying amount of loan notes and borrowings measured on the basis of amortised cost as determined under the effective interest method.

NOTE 25. PROVISIONS

	Consolidated			
	Employee entitlements US$m	Business disposals US$m	Other US$m	Total US$m
At 1 July 2007				
Current	52.0	21.7	38.2	111.9
Non-current	3.4	42.2	0.1	45.7
	55.4	**63.9**	**38.3**	**157.6**
Charge to income statement:				
– Additional provisions	**38.2**	**3.9**	**0.8**	**42.9**
– Unused amounts reversed	**–**	**(4.4)**	**(3.0)**	**(7.4)**
Utilisation of provision	**(55.3)**	**(18.8)**	**(10.7)**	**(84.8)**
Acquisition of subsidiaries	–	–	**1.3**	**1.3**
Unwinding of discount	–	–	**0.2**	**0.2**
Currency variations	**4.2**	**7.0**	**3.0**	**14.2**
At 30 June 2008	**42.5**	**51.6**	**29.9**	**124.0**
Current	**38.1**	**11.3**	**24.8**	**74.2**
Non-current	**4.4**	**40.3**	**5.1**	**49.8**

Employee entitlements provision comprises US$7.9 million (2007: US$6.4 million) for long service leave, US$1.8 million for phantom shares (2007: US$6.4 million) and US$32.8 million (2007: US$42.6 million) for other employee related obligations (other than those resulting from pension plans). None of these amounts related to phantom shares which had vested at reporting date. US$3.5 million (2007: US$3.0 million) of the long service leave provision has been recognised as current as it is expected to vest within one year from reporting date. The remaining balance of long service leave of US$4.4 million (2007: US$3.4 million) is expected to vest within the next two to ten years and has been discounted to present value.

Other provisions comprise nil (2007: US$2.9 million) for restructuring and Unification costs, US$3.3 million (2007: US$11.3 million) for litigation and customer disputes and US$26.6 million (2007: US$24.1 million) for other known exposures.

NOTE 26. RETIREMENT BENEFIT OBLIGATIONS

a) Defined contribution plans

Brambles operates a number of defined contribution retirement benefit plans for qualifying employees. The assets of these plans are held in separately administered trusts or insurance policies. In some countries, Brambles' employees are members of state-managed retirement benefit plans. Brambles is required to contribute a specified percentage of payroll costs to the retirement benefit plan to fund benefits. The only obligation of Brambles with respect to defined contribution retirement benefit plans is to make the specified contributions.

US$20.3 million (2007: US$14.7 million) representing contributions paid and payable to these plans by Brambles at rates specified in the rules of the plans relating to continuing operations has been recognised as an expense in the income statement.

b) Defined benefit plans

Brambles operates a number of defined benefit pension plans. The majority of the plans are self-administered and the plans' assets are held independently of Brambles' finances. Under the plans, the employees are entitled to retirement benefits based upon a percentage of final salary. No other post-retirement benefits are provided. The plans are funded plans.

The plan assets and the present value of the defined benefit obligation recognised in Brambles' balance sheet are based upon the most recent formal actuarial valuations which have been updated to 30 June 2008 by independent professionally qualified actuaries and take account of the requirements of AASB 119. The present value of the defined benefit obligation, the related current service cost and past service cost were measured using the projected unit credit method.

In addition to the principal defined benefit plans included in disclosures below, Brambles has a number of other arrangements in several countries that are either defined benefit pension plans or have certain defined benefit characteristics. Each of these arrangements has been assessed as immaterial separately and in aggregate and they have not been subjected to an independent AASB 119 valuation.

c) Balance sheet amounts

	Consolidated	
	2008 US$m	2007 US$m
The amounts recognised in Brambles' balance sheet in respect of defined benefit plans were as follows:		
Present value of defined benefit obligations	**242.5**	216.8
Fair value of plan assets	**(179.1)**	(187.2)
Net liability recognised in the balance sheet	**63.4**	29.6

Brambles has no legal obligation to settle this liability with an immediate contribution or additional one-off contributions. Brambles intends to continue to make contributions to the plans at the rates recommended by the funds' actuaries. Refer Note 26(i).

	Consolidated	
	2008 US$m	2007 US$m
d) Income statement amounts		
The amounts recognised in Brambles' income statement in respect of defined benefit plans were as follows:		
Current service cost	**4.9**	6.6
Interest cost	**12.7**	12.1
Expected return on plan assets	**(13.0)**	(11.0)
Net benefit expense included in employment cost (Note 7)	**4.6**	7.7
e) Statement of recognised income and expense amounts		
Actuarial gains and losses reported in the statement of recognised income and expense were as follows:		
Actuarial (losses)/gains recognised during the year:		
– Continuing operations	**(34.5)**	33.3
– Discontinued operations	**–**	(33.4)
	(34.5)	(0.1)
Cumulative actuarial (losses)/gains recognised	**(9.5)**	25.0
f) Defined benefit obligation		
Changes in the present value of the defined benefit obligation were as follows:		
At 1 July	**216.8**	602.1
Current service cost	**4.9**	6.6
Interest cost	**12.7**	12.1
Contributions from plan members	**0.9**	1.0
Actuarial gains and losses	**13.9**	17.2
Currency variations	**(1.9)**	32.6
Benefits paid	**(4.8)**	(16.1)
Disposal of subsidiaries	**–**	(438.7)
At 30 June	**242.5**	216.8

A number of the defined benefit pension arrangements are closed to new entrants. Under the projected unit method, the current service cost of these arrangements will increase as a percentage of payroll as the members of the plan approach retirement.

NOTE 26. RETIREMENT BENEFIT OBLIGATIONS (continued)

g) Plan assets

Assets held in the plans fell within the following categories:

	Consolidated			
	2008 Fair value US$m	**%**	2007 Fair value US$m	%
Equities	**86.2**	**48.1**	112.0	59.8
Bonds	**31.5**	**17.6**	21.4	11.4
Insurance bonds	**8.4**	**4.7**	6.9	3.7
Cash	**19.1**	**10.7**	11.9	6.4
Other	**33.9**	**18.9**	35.0	18.7
	179.1	**100.0**	187.2	100.0

Changes in the fair value of the plan assets were as follows:

	2008 US$m	2007 US$m
At 1 July	**187.2**	453.1
Expected return on plan assets	**13.0**	11.0
Actuarial gains and losses	**(20.7)**	17.2
Currency variations	**(4.9)**	26.9
Contributions from the sponsoring employers	**8.4**	11.9
Contributions from plan members	**0.9**	1.0
Benefits paid	**(4.8)**	(16.1)
Disposal of subsidiaries	**-**	(317.8)
At 30 June	**179.1**	187.2

The actual return on plan assets was US$(7.8) million (2007: US$28.2 million).

h) Principal actuarial assumptions

Principal actuarial assumptions (expressed as weighted averages) used in determining Brambles' defined benefit obligations were:

	UK	Europe other than UK	South Africa
At 30 June 2008			
Rate of increase in salaries	**5.2%**	**4.0%**	**8.0%**
Rate of increase in pensions	**4.0%**	**3.5%**	**8.0%**
Discount rate	**6.1%**	**5.9%**	**10.5%**
Retail price inflation	**4.2%**	**2.5%**	**8.0%**
Return on equities	**8.3%**	**7.8%**	**13.5%**
Return on bonds	**6.6%**	**4.9%**	**11.0%**
Return on cash	**5.0%**	**3.0%**	**9.0%**
At 30 June 2007			
Rate of increase in salaries	4.9%	3.8%	5.0%
Rate of increase in pensions	3.3%	3.0%	5.5%
Discount rate	5.8%	5.4%	8.0%
Retail price inflation	3.6%	2.1%	5.5%
Return on equities	8.0%	7.8%	10.0%
Return on bonds	6.0%	4.6%	8.0%
Return on cash	4.5%	2.5%	8.0%

Assumptions about mortality are made using actuarial tables, for example 115% of standard table PA00 based on members' years of birth and incorporating the medium cohort projections of longevity improvements for the UK schemes. Using these tables, the life expectancy of a UK pensioner aged 65 today would be 89 years for both men and women.

The expected return on plan assets is based on market expectations at the beginning of the period for returns over the entire life of the benefit obligation.

i) Employer contributions

During the year, employer contributions to the main defined benefit plans ranged between 11% and 17% of pensionable pay.

The obligation to contribute to the various defined benefit plans is covered by trust deeds and/or legislation. Funding levels and contributions for these plans are based on regular actuarial advice. Comprehensive actuarial valuations are made at no more than three yearly intervals. Additional annual contributions of US$4.2 million (2007: US$3.9 million) are being paid to remove the identified deficits over a period of 7.5 years.

Contributions paid to the plans during 2008 were US$8.4 million (2007: US$11.9 million) of which nil (2007: US$3.0 million) related to discontinued operations. It is estimated that the amount of contributions to be paid to the plans during 2009 will be US$8.7 million.

j) Historical summary

The history of experience adjustments is as follows:

	Consolidated			
	2008 US$m	2007 US$m	2006 US$m	2005 US$m
– On plan liabilities	**(13.8)**	16.3	4.3	47.4
– On plan assets	**(20.6)**	17.2	31.1	38.2

Information for years prior to 2005 is not available.

NOTE 27. CONTRIBUTED EQUITY

	Shares	US$m
Parent entity		
Total ordinary shares, of no par value, issued and fully paid:		
At 1 July 2006	2	-
Issued on Unification on 4 December 2006	1,552,676,321	15,526.7
Issued during the year on the exercise of options	4,345,716	20.8
Shares purchased on-market and cancelled	(141,536,975)	(1,484.7)
At 30 June 2007	1,415,485,064	14,062.8
At 1 July 2007	**1,415,485,064**	**14,062.8**
Issued during the year on the exercise of options	**10,475,382**	**52.3**
Shares purchased on-market and cancelled	**(42,409,560)**	**(336.5)**
At 30 June 2008	**1,383,550,886**	**13,778.6**
Consolidated		
Total ordinary shares, of no par value, issued and fully paid:		
At 1 July 2006	1,624,631,252	957.2
Issued on incorporation of Brambles Limited	2	-
Created on Unification	–	14,435.5
Bought-back under the Cash Alternative	(93,863,994)	-
Issued on the exercise of options	26,254,779	94.5
Purchased on-market and cancelled post Unification	(141,536,975)	(1,484.7)
Exchange fluctuations on translation	–	60.3
At 30 June 2007	1,415,485,064	14,062.8
At 1 July 2007	**1,415,485,064**	**14,062.8**
Issued on the exercise of options	**10,475,382**	**52.3**
Purchased on-market and cancelled	**(42,409,560)**	**(336.5)**
At 30 June 2008	**1,383,550,886**	**13,778.6**

Ordinary shares of Brambles Limited entitle the holder to participate in dividends and the proceeds on any winding up of the Company in proportion to the number of shares held.

NOTE 28. SHARE-BASED PAYMENTS

On Unification, options and performance share rights over BIL and BIP shares held by employees and former employees were cancelled and replaced by options and performance share rights over Brambles Limited shares on substantially similar terms. This has been accounted for as a modification without incremental value under AASB 2: Share-based Payments and did not result in any additional remuneration expense.

The Remuneration Report sets out details relating to the employee option plans (pages 73 to 74), together with details of options and performance share rights issued to Directors (page 66). Options and performance share rights granted by Brambles do not result in an entitlement to participate in share issues of any other corporation.

Set out below are summaries of options and performance share rights granted under the plans.

a) Grants over BIL shares pre-Unification, now over Brambles Limited shares

2008 Grant date	Expiry date	Exercise price A$	Balance at 1 July	Granted during the year	Exercised during the year	Forfeited during the year	Balance at 30 June
Options							
7 Aug 2001	1 Jul 2008	11.24	278,300	–	–	–	278,300
19 Dec 2001	19 Dec 2007	9.63	12,434	–	–	(12,434)	–
18 Jan 2002	18 Jul 2007	10.41	410,064	–	(247,017)	(163,047)	–
2 Apr 2002	2 Apr 2008	9.51	19,128	–	–	(19,128)	–
5 Sep 2002	5 Sep 2008	7.08	2,331,673	–	(900,083)	(1,431,590)	–
18 Nov 2002	18 May 2008	6.09	349,616	–	(307,316)	(42,300)	–
6 Mar 2003	6 Mar 2009	4.32	61,188	–	–	(61,188)	–
25 Jun 2003	25 Dec 2008	4.74	432,815	–	(105,991)	–	326,824
10 Sep 2003	10 Sep 2009	4.75	1,063,258	–	(890,368)	(50,300)	122,590
14 Oct 2003	14 Oct 2009	4.66	665,398	–	(665,398)	–	–
4 Mar 2004	4 Mar 2010	5.31	218,744	–	(63,158)	–	155,586
27 May 2004	27 Nov 2007	5.63	1,691,425	–	(1,517,926)	(173,499)	–
27 Jun 2005	27 Dec 2008	8.20	1,606,346	–	(151,276)	(2,564)	1,452,506
Total options			**9,140,389**	**–**	**(4,848,533)**	**(1,956,050)**	**2,335,806**
Performance share rights							
7 Aug 2001	7 Aug 2007	–	49,230	–	–	(49,230)	–
7 Aug 2001	7 Aug 2007	–	133,472	–	–	(133,472)	–
19 Dec 2001	19 Dec 2007	–	34,735	–	(16,745)	(17,990)	–
2 Apr 2002	2 Apr 2008	–	951	–	(951)	–	–
5 Sep 2002	5 Sep 2008	–	285,451	–	(98,670)	(182,352)	4,429
6 Mar 2003	6 Mar 2009	–	5,894	–	(4,375)	(1,519)	–
10 Sep 2003	10 Sep 2009	–	266,380	–	(240,009)	(7,302)	19,069
4 Mar 2004	4 Mar 2010	–	183,776	–	(183,776)	–	–
24 Nov 2004	4 Mar 2010	–	44,581	–	(33,982)	–	10,599
8 Sep 2004	8 Sep 2010	–	3,432,576	–	(3,294,230)	(52,947)	85,399
4 Apr 2005	5 April 2011	–	16,152	–	(16,152)	–	–
21 Oct 2005	22 Oct 2011	–	2,758,494	–	(258,632)	(237,007)	2,262,855
Total performance share rights			**7,211,692**	**–**	**(4,147,522)**	**(681,819)**	**2,382,351**
Total			**16,352,081**	**–**	**(8,996,055)**	**(2,637,869)**	**4,718,157**
Weighted average exercise price of options		A$	**6.64**	**–**	**5.93**	**7.10**	**7.70**

There were 1,261,908 options and 121,155 performance share rights exercisable at 30 June 2008.

NOTE 28. SHARE-BASED PAYMENTS (continued)

		Balance at 1 July	Granted during the year	Exercised during the year	Forfeited during the year	Balance at 30 June
2007 (summarised)						
Total options		30,216,234	–	(17,687,660)	(3,388,185)	9,140,389
Total performance share rights		13,364,272	–	(4,104,936)	(2,047,644)	7,211,692
Total over BIL shares		43,580,506	–	(21,792,596)	(5,435,829)	16,352,081
Weighted average exercise price of options over BIL shares	A$	6.36	–	5.69	9.14	6.64

		2008	2007
Weighted average share price at the date of exercise	A$	**12.73**	11.57
Weighted average remaining contractual life at 30 June	years	**2.0**	2.2

b) Grants over BIP shares pre-Unification, now over Brambles Limited shares

2008 Grant date	Expiry date	Exercise price £	Balance at 1 July	Granted during the year	Exercised during the year	Forfeited during the year	Balance at 30 June
Options							
5 Sep 2002	5 Sep 2008	2.33	727,483	–	(131,835)	(595,648)	–
10 Sep 2003	10 Sep 2009	1.72	286,194	–	(90,084)	–	196,110
4 Mar 2004	4 Mar 2010	2.11	218,744	–	(63,158)	–	155,586
Total options			**1,232,421**	**–**	**(285,077)**	**(595,648)**	**351,696**
Performance share rights							
19 Dec 2001	19 Dec 2007	–	9,187	–	(9,187)	–	–
2 Apr 2002	2 Apr 2008	–	951	–	(951)	–	–
5 Sep 2002	5 Sep 2008	–	98,693	–	(72,051)	(21,172)	5,470
10 Sep 2003	10 Sep 2009	–	66,603	–	(47,919)	(5,509)	13,175
4 Mar 2004	4 Mar 2010	–	44,581	–	(33,982)	–	10,599
8 Sep 2004	9 Sep 2010	–	1,188,980	–	(1,077,650)	(45,057)	66,273
21 Oct 2005	22 Oct 2011	–	1,048,482	–	(53,800)	(74,877)	919,805
Total performance share rights			**2,457,477**	**–**	**(1,295,540)**	**(146,615)**	**1,015,322**
Total			**3,689,898**	**–**	**(1,580,617)**	**(742,263)**	**1,367,018**
Weighted average exercise price of options		£	**2.15**	**–**	**2.09**	**2.33**	**1.89**

There were 351,696 options and 97,176 performance share rights exercisable at 30 June 2008.

		Balance at 1 July	Granted during the year	Exercised during the year	Forfeited during the year	Balance at 30 June
2007 (summarised)						
Total options		7,608,644	–	(4,180,499)	(2,195,724)	1,232,421
Total performance share rights		5,854,936	–	(2,131,811)	(1,265,648)	2,457,477
Total over BIP shares		13,463,580	–	(6,312,310)	(3,461,372)	3,689,898
Weighted average exercise price of options over BIP shares	£	2.12	–	1.86	2.61	2.15

		2008	2007
Weighted average share price at the date of exercise	£	**5.85**	5.37
Weighted average remaining contractual life at 30 June	years	**2.7**	2.9

c) Grants over Brambles Limited shares issued subsequent to Unification

2008 Grant date	Expiry date	Exercise price	Balance at 1 July	Granted during the year	Exercised during the year	Forfeited during the year	Balance at 30 June
Performance share rights							
19 Jan 2007	31 Aug 2012	–	2,588,281	–	(226,112)	(320,663)	2,041,506
29 Aug 2007	30 Aug 2013	–	–	2,316,576	(4,763)	(101,023)	2,210,790
26 Feb 2008	2 Dec 2013	–	–	28,406	–	–	28,406
19 Mar 2008	2 Mar 2014	–	–	36,365	–	–	36,365
28 Apr 2008	29 Apr 2014	–	–	125,250	–	–	125,250
Total performance share rights			**2,588,281**	**2,506,597**	**(230,875)**	**(421,686)**	**4,442,317**

There were 2,112 performance share rights exercisable at 30 June 2008.

	Balance at 1 July	Granted during the year	Exercised during the year	Forfeited during the year	Balance at 30 June
2007 (summarised)					
Total performance share rights	–	2,764,530	(93,304)	(82,945)	2,588,281

		2008	2007
Weighted average fair value of grants during the year	A$	**10.03**	9.43
Weighted average share price at the date of exercise	A$	**11.41**	12.75
Weighted average remaining contractual life at 30 June	years	**4.6**	5.2

There were no grants, 132,643 exercises and 1,771,882 forfeits in options and performance share rights over Brambles Limited shares between the end of the financial year and 19 August 2008.

NOTE 28. SHARE-BASED PAYMENTS (continued)

d) Fair value calculations

The fair value of equity-settled options and performance share rights was determined as at grant date, using a binomial valuation methodology. The values calculated do not take into account the probability of options and performance share rights being forfeited prior to vesting, as a probability adjustment is made when computing the share-based payment expense.

The significant inputs into the valuation models for the equity-settled grants made during the year were:

	2008 A$ grants	2007 A$ grants
Weighted average share price	**A$13.18**	A$13.35
Expected volatility	**22%**	22%
Expected life	**2.8–3.0 years**	2.6 years
Annual risk-free interest rate	**5.94–6.77%**	6.1%
Expected dividend yield	**2.2–3.5%**	2.2%

The expected volatility was determined based on a two-year historic volatility of Brambles' share prices.

e) Share-based payment expense – continuing operations

Brambles recognised a total expense of US$18.0 million (2007: US$20.0 million) relating to share-based payments for continuing operations. Of this amount, US$2.3 million (2007: US$2.2 million) related to phantom shares.

NOTE 29. RESERVES AND RETAINED EARNINGS

	2008 US$m	2007 US$m
Reserves	**(14,671.5)**	(14,881.5)
Retained earnings	**2,436.1**	2,241.1
	(12,235.4)	(12,640.4)
Minority interests in reserves and retained earnings	**0.3**	0.3

a) Movements in reserves and retained earnings – Consolidated

	Reserves					
	Hedging US$m	Share-based payments US$m	Foreign currency translation US$m	Unification US$m	Other US$m	Retained earnings US$m
Year ended 30 June 2007						
Opening balance	5.1	48.4	245.6	–	158.4	1,534.4
Actuarial gains on defined benefit plans	–	–	–	–	–	3.9
Foreign exchange differences	–	–	62.4	–	8.9	–
Cash flow hedges:						
– Fair value gains/(losses)	(0.2)	–	–	–	–	–
– Tax on fair value gains	0.1	–	–	–	–	–
– Transfers to net profit	(5.0)	–	–	–	–	–
– Tax on transfers to net profit	1.8	–	–	–	–	–
Share-based payments:						
– Expense recognised during the year	–	20.8	–	–	–	–
– Shares issued	–	(18.9)	–	–	–	–
– Tax on expense recognised during the year	–	11.3	–	–	–	–
Buy-back of ordinary shares	–	–	(42.8)	–	–	–
Created on Unification	–	–	–	(15,385.8)	–	–
Dividends paid	–	–	–	–	–	(588.5)
FCTR on entities disposed taken to profit	–	–	8.4	–	–	–
Net profit for the year	–	–	–	–	–	1,291.3
Closing balance	1.8	61.6	273.6	(15,385.8)	167.3	2,241.1
Year ended 30 June 2008						
Opening balance	**1.8**	**61.6**	**273.6**	**(15,385.8)**	**167.3**	**2,241.1**
Adjustment for AASB 117 Leases (Recall USA)[1]	–	–	–	–	–	**(2.5)**
Actuarial loss on defined benefit plans	–	–	–	–	–	**(27.1)**
Foreign exchange differences	**0.2**	–	**263.3**	–	–	–
Cash flow hedges:						
– Fair value gains/(losses)	**(3.8)**	–	–	–	–	–
– Tax on fair value gains	**1.7**	–	–	–	–	–
– Transfers to net profit	**(0.1)**	–	–	–	–	–
Share-based payments:						
– Expense recognised during the year	–	**14.8**	–	–	–	–
– Shares issued	–	**(13.9)**	–	–	–	–
– Tax on expense recognised during the year	–	**3.3**	–	–	–	–
Buy-back of ordinary shares	–	–	**(55.5)**	–	–	–
Dividends paid	–	–	–	–	–	**(424.1)**
Net profit for the year	–	–	–	–	–	**648.7**
Closing balance	**(0.2)**	**65.8**	**481.4**	**(15,385.8)**	**167.3**	**2,436.1**

[1] Upon transition to AIFRS on 1 July 2005, an adjustment was made to comply with AASB 117: Leases, which requires operating leases with a fixed rental increase to be amortised on a straight line basis over the life of the lease. Upon completion of a review of leases during first half 2008, a further adjustment for fixed rental increases has been made to increase other liabilities by US$4.1 million, increase deferred tax assets by US$1.6 million and decrease opening retained earnings by US$2.5 million. The impact on profit for 2007 was not material and therefore prior year comparatives have not been amended.

NOTE 29. RESERVES AND RETAINED EARNINGS (continued)

b) Movements in reserves and retained earnings – Parent entity

	Reserves		
	Share-based payments US$m	Foreign currency translation US$m	Retained earnings US$m
Year ended 30 June 2007			
Opening balance	–	–	–
Foreign exchange differences	–	1,209.6	–
Share-based payments:			
–Shares to be issued	11.9	–	–
Buy-back of ordinary shares	–	(42.8)	–
Net profit for the year	–	–	255.7
Closing balance	11.9	1,166.8	255.7
Year ended 30 June 2008			
Opening balance	**11.9**	**1,166.8**	**255.7**
Foreign exchange differences	**–**	**2,003.1**	**–**
Share-based payments:			
–Shares to be issued	**12.7**	**–**	**–**
Buy-back of ordinary shares	**–**	**(55.5)**	**–**
Dividends paid	**–**	**–**	**(424.1)**
Net profit for the year	**–**	**–**	**571.1**
Closing balance	**24.6**	**3,114.4**	**402.7**

As a result of Unification, Brambles Limited is only permitted to declare dividends out of profits generated by it subsequent to 4 December 2006.

c) Nature and purpose of reserves

Hedging reserve

This comprises the cumulative portion of the gain or loss of cash flow hedges that are determined to be effective hedges. Amounts are recognised in the income statement when the associated hedged transaction is recognised or the hedge or a portion thereof becomes ineffective.

Share-based payments reserve

This comprises the cumulative share-based payment expense recognised in the income statement in relation to options and performance share rights issued but not yet exercised. Refer to Note 28 for further details.

Foreign currency translation reserve

This comprises cumulative exchange differences arising from the translation of the financial statements of foreign subsidiaries, net of qualifying net investment hedges. The relevant accumulated balance is recognised in the income statement on disposal of a foreign subsidiary.

Unification reserve

As described in Note 13, on Unification Brambles Limited issued shares on a one-for-one basis to those BIL and BIP shareholders who did not elect to participate in the Cash Alternative. The Unification reserve of US$15,385.8 million represents the difference between the Brambles Limited share capital measured at fair value on 4 December 2006, and the carrying value of the share capital of BIL and BIP at that date.

Other

This comprises the merger reserve created at the time of the formation of the DLC, following internal reorganisations within BIP, and the capital redemption reserve created in 2006 as a result of the cancellation of BIP shares.

NOTE 30. FINANCIAL RISK MANAGEMENT

Brambles is exposed to a variety of financial risks: market risk (including the effect of fluctuations in interest rates and exchange rates), liquidity risk and credit risk.

Brambles' overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of Brambles.

Brambles uses standard derivative financial instruments to manage its risk exposure in the normal course of business. Brambles does not trade in financial instruments for speculative purposes. Hedging activities are conducted through Brambles' Treasury department on a centralised basis in accordance with Board policies and guidelines through standard operating procedures and delegated authorities.

Policies with respect to financial risk management and hedging activities are discussed below and should be read in conjunction with detailed information contained in the Financial Review on pages 42 to 43.

a) Fair values

Set out below is a comparison by category of the carrying amounts and fair values of financial instruments recognised in the balance sheet. With the exception of loans and receivables, all other financial assets are classified as financial assets at fair value through profit or loss.

	Consolidated			
	Carrying amount		Fair value	
	2008 US$m	2007 US$m	**2008 US$m**	2007 US$m
Financial assets				
– Cash at bank and in hand (Note 14)	**62.8**	112.8	**62.8**	112.8
– Short term deposits (Note 14)	**42.0**	17.6	**42.0**	17.6
– Trade receivables (Note 15)	**524.8**	531.1	**524.8**	531.1
– Interest rate swaps (Note 17)	**7.4**	4.4	**7.4**	4.4
– Forward foreign currency contracts (Note 17)	**1.3**	4.2	**1.3**	4.2
Financial liabilities				
– Trade payables (Note 23)	**341.0**	302.2	**341.0**	302.2
– Bank overdrafts (Note 24)	**36.7**	3.5	**36.7**	3.5
– Bank loans (Note 24)	**2,052.2**	1,680.8	**2,052.2**	1,680.8
– Loan notes (Note 24)	**439.3**	440.3	**438.2**	423.3
– Finance lease liabilities (Note 24)	**2.8**	2.5	**2.8**	2.5
– Deferred consideration on acquisitions (Note 24)	**–**	0.2	**–**	0.2
– Interest rate swaps (Note 17)	**8.5**	0.5	**8.5**	0.5
– Forward foreign currency contracts (Note 17)	**0.2**	–	**0.2**	–

	Parent entity			
	Carrying amount		Fair value	
	2008 US$m	2007 US$m	**2008 US$m**	2007 US$m
Financial assets				
– Cash at bank and in hand (Note 14)	**5.4**	0.6	**5.4**	0.6
– Receivables from subsidiaries (Note 15)	**14,883.6**	12,234.2	**14,883.6**	12,234.2
Financial liabilities				
– Payables to subsidiaries (Note 23)	**4,487.4**	2,850.7	**4,487.4**	2,850.7
– Bank loans (Note 24)	**5.0**	–	**5.0**	–

For forward foreign exchange contracts, the net fair value is taken to be the unrealised gain or loss at balance date calculated by reference to the current forward rates for contracts with similar maturity dates. Fair value for other financial assets and liabilities has been calculated by discounting future cash flows at prevailing interest rates for the relevant yield curve.

NOTE 30. FINANCIAL RISK MANAGEMENT (continued)

b) Market risk

Brambles has the following risk policies in place with respect to market risk.

Interest rate risk

Brambles' exposure to potential volatility in finance costs, predominantly US and Australian dollars, is managed by maintaining a mix of fixed and floating-rate instruments within select target bands over defined periods. In most cases, interest rate derivatives are used to achieve these targets synthetically.

The following table sets out the financial instruments exposed to interest rate risk at reporting date:

	Consolidated		Parent entity	
	2008 US$m	2007 US$m	**2008 US$m**	2007 US$m
Financial assets (floating rate)				
Cash at bank	**62.8**	112.8	**5.4**	0.6
Short term deposits	**42.0**	17.6	**-**	-
Receivables from subsidiaries	**-**	-	**14,883.6**	12,234.2
	104.8	130.4	**14,889.0**	12,234.8
Weighted average effective interest rate	**3.8%**	3.0%	**7.9%**	6.8%
Financial liabilities (floating rate)				
Bank overdrafts	**36.7**	3.5	**-**	-
Bank loans	**2,052.2**	1,680.8	**5.0**	-
Interest rate swaps (notional value)	**(738.9)**	(505.6)	**-**	-
Payables to subsidiaries	**-**	-	**4,487.4**	2,850.7
Net exposure to cash flow interest rate risk	**1,350.0**	1,178.7	**4,492.4**	2,850.7
Weighted average effective interest rate	**5.7%**	5.7%	**7.9%**	6.8%
Financial liabilities (fixed rate)				
Loan notes	**439.3**	440.3	**-**	-
Finance lease liabilities	**2.8**	2.5	**-**	-
Deferred consideration on acquisitions	**-**	0.2	**-**	-
Interest rate swaps (notional value)	**738.9**	505.6	**-**	-
Net exposure to fair value interest rate risk	**1,181.0**	948.6	**-**	-
Weighted average effective interest rate	**5.7%**	5.8%	**-**	-

Interest rate swaps – cash flow hedges

Brambles enters into various interest rate risk management transactions for the purpose of managing finance costs to achieve more stable and predictable finance expense results. The instruments primarily used are interest rate swaps and caps.

During 2008, Brambles entered into or maintained interest rate swap transactions with various banks hedging variable rate borrowings in US and Australian dollars. The purpose of the interest rate swaps was to hedge variable interest expense under borrowings against rising interest rates. Interest rate swaps achieve this by synthetically converting the variable interest rate payment into a fixed interest liability on the dates on which interest is payable on the underlying debt. The fair value of these contracts at reporting date was US$(1.1) million (2007: US$3.9 million).

The terms of the contracts have been negotiated to match the projected drawdowns and rollovers of variable rate bank debt.

The gain or loss from re-measuring the interest rate swaps at fair value is deferred and recognised in the hedging reserve in equity, to the extent that the hedge is effective, and reclassified into profit and loss when the hedged interest expense is recognised. Any ineffective portion is charged to the income statement. For 2008 and 2007, all interest rate swaps were effective hedging instruments.

Sensitivity analysis

The following table sets out the sensitivity of Brambles' financial assets and financial liabilities to interest rate risk applying the following assumptions which are considered reasonably possible based on historic movements, future expectations and economic forecasts:

Consolidated

	Interest rate risk			
	2008		2007	
	lower rates	higher rates	lower rates	higher rates
US dollar interest rates	**–150 bps**	**+150 bps**	–150 bps	+150 bps
Australian dollar interest rates	**–100 bps**	**+100 bps**	–100 bps	+100 bps
Sterling interest rates	**–75 bps**	**+75 bps**	–75 bps	+75 bps
Euro interest rates	**–50 bps**	**+50 bps**	–50 bps	+50 bps
	US$m	**US$m**	US$m	US$m
Impact on profit after tax	**10.2**	**(10.2)**	13.1	(13.1)
Impact on equity	**(6.3)**	**5.7**	(5.3)	3.8

Based on financial instruments held at 30 June 2008, if interest rates were to parallel shift by the basis points in the different currencies noted above with all other variables held constant, profit after tax for the year would have been US$10.2 million higher or US$10.2 million lower (2007: US$13.1 million higher or US$13.1 million lower), mainly as a result of lower/higher interest expense on bank borrowings. The impact on equity would have been US$6.3 million lower or US$5.7 million higher (2007: US$5.3 million lower or US$3.8 million higher) mainly as a result of the incremental movement through the hedging reserve relating to the effective portion of cash flow hedges. Given its geographically diverse operations, Brambles has interest rate exposure positions against a variety of currencies, but predominantly US dollar, Australian dollar, sterling and euro.

Due to the financial restructuring arising from Unification which materially impacted the level and mix of borrowings, cash and other financial instruments throughout 2007, the sensitivity results for 2007 which are based on market risks applying at reporting date are not considered representative of the exposures held throughout the reporting period.

Parent entity

	Interest rate risk			
	2008		2007	
	lower rates	higher rates	lower rates	higher rates
Australian dollar interest rates	**–100 bps**	**+100 bps**	–100 bps	+100 bps
	US$m	**US$m**	US$m	US$m
Impact on profit after tax	**(72.8)**	**72.8**	(65.5)	65.5
Impact on equity	**–**	**–**	–	–

Based on financial instruments held at 30 June 2008, if interest rates were to parallel shift by –/+ 100 basis points with all other variables held constant, profit after tax for the year for the parent entity would have been US$72.8 million lower/higher (2007: US$65.5 million lower/higher), mainly as a result of lower/higher interest income/(expense) on interest bearing loans to/from subsidiaries. The intercompany loans to/from the parent entity are denominated in Australian dollars.

NOTE 30. FINANCIAL RISK MANAGEMENT (continued)

b) Market risk (continued)

Foreign exchange risk

Exposure to foreign exchange risk generally arises in transactions affecting either the value of transactions translated back to the functional currency of a subsidiary or affecting the value of assets and liabilities of overseas subsidiaries when translated back to the Group's reporting currency. Foreign exchange hedging is used when a transaction exposure exceeds certain thresholds and as soon as a defined exposure arises.

Currency profile

The following table sets out the currency mix profile of Brambles' financial instruments at reporting date:

Consolidated	US dollar US$m	Aust dollar US$m	Sterling US$m	Euro US$m	Other US$m	Total US$m
2008						
Financial assets						
– Cash at bank and in hand	11.7	10.3	–	17.1	23.7	62.8
– Short term deposits	–	–	–	2.1	39.9	42.0
– Interest rate swaps	3.4	4.0	–	–	–	7.4
– Forward foreign currency contracts	1.8	191.6	0.6	42.2	5.5	241.7
	16.9	205.9	0.6	61.4	69.1	353.9
Financial liabilities						
– Bank overdrafts	–	–	15.9	17.0	3.8	36.7
– Bank loans	1,015.4	768.1	20.0	2.1	166.8	1,972.4
– Loan notes	439.3	–	–	–	–	439.3
– Finance lease liabilities	0.5	–	–	1.8	0.5	2.8
– Interest rate swaps	8.5	–	–	–	–	8.5
– Forward foreign currency contracts	101.1	5.3	39.6	0.1	94.5	240.6
– Net investment hedge	–	–	–	79.8	–	79.8
	1,564.8	773.4	75.5	100.8	265.6	2,780.1
2007						
Financial assets						
– Cash at bank and in hand	11.6	–	5.6	36.4	59.2	112.8
– Short term deposits	–	–	–	–	17.6	17.6
– Interest rate swaps	3.8	0.6	–	–	–	4.4
– Forward foreign currency contracts	–	127.6	0.5	685.4	14.1	827.6
	15.4	128.2	6.1	721.8	90.9	962.4
Financial liabilities						
– Bank overdrafts	–	2.5	–	–	1.0	3.5
– Bank loans	1,061.7	434.5	–	–	116.0	1,612.2
– Loan notes	440.3	–	–	–	–	440.3
– Finance lease liabilities	0.3	–	–	1.5	0.7	2.5
– Deferred consideration on acquisitions	–	0.2	–	–	–	0.2
– Interest rate swaps	–	0.5	–	–	–	0.5
– Forward foreign currency contracts	111.4	96.2	600.1	–	15.7	823.4
– Net investment hedge	–	–	–	68.6	–	68.6
	1,613.7	533.9	600.1	70.1	133.4	2,951.2

Parent entity

The parent entity's financial instruments are all denominated in Australian dollars.

Forward foreign exchange contracts – cash flow hedges

Brambles enters into forward foreign exchange contracts to hedge currency exposures arising from normal commercial transactions involving the purchase and sale of equipment and services and other corporate expenditure and receipts.

During 2008, Brambles had entered into forward foreign exchange transactions with various banks in a variety of cross-currencies for terms ranging up to six months. Most contracts create an obligation on Brambles to take receipt of or deliver a foreign currency which is used to fulfil the foreign currency sale or purchase order.

The gain or loss from re-measuring the foreign exchange contracts at fair value is deferred and recognised in the hedging reserve in equity to the extent that the hedge is effective and reclassified into profit and loss when the hedged item is recognised. Any ineffective portion is charged to the income statement. For 2008 and 2007, all foreign exchange contracts were effective hedging instruments.

Foreign exchange contracts are fair valued by comparing the contracted rate to the current market rate for a contract with the same remaining period to maturity. The fair value of these contracts at reporting date was US$0.1 million (2007: nil).

Forward foreign exchange contracts – held for trading

Brambles entered into forward foreign exchange contracts for the purpose of hedging various cross-border intercompany loans to overseas subsidiaries. In this case, the forward foreign exchange contract provides an economic hedge against exchange fluctuations in the foreign currency loan balance. The face value and terms of the foreign exchange contracts match the intercompany loan balances. Gains and losses on realignment of the intercompany loan and foreign exchange contracts to spot rates are offset in the income statement. Consequently, these foreign exchange contracts are not designated for hedge accounting purposes.

These contracts are fair valued by comparing the contracted rate to the current market rate for a contract with the same remaining period to maturity. Any changes in fair values are taken to the income statement immediately. The fair value of these contracts at reporting date was US$1.0 million (2007: US$4.2 million).

Hedge of net investment in foreign entity

Included in bank loans at 30 June 2008 is a borrowing of US$79.8 million (2007: US$68.6 million) denominated in euros. This loan has been designated as a hedge of the net investment in Brambles' European subsidiaries and is being used to partially hedge Brambles' exposure to foreign exchange risks on these investments. There was no ineffectiveness to be recorded from net investments in foreign entity hedges.

Sensitivity analysis

The following table sets out the sensitivity of Brambles' financial assets and financial liabilities to foreign exchange risk (transaction exposures only):

Consolidated

	Foreign exchange risk			
	2008		2007	
	lower rates	**higher rates**	lower rates	higher rates
Exchange rate movement	**–10%**	**+10%**	–10%	+10%
	US$m	**US$m**	US$m	US$m
Impact on profit after tax	**1.6**	**(1.3)**	(0.1)	0.1
Impact on equity	**(5.6)**	**5.6**	(4.8)	4.8

Based on the financial instruments held at 30 June 2008, if exchange rates were to weaken/strengthen by 10% with all other variables held constant, profit after tax for the year would have been US$1.6 million higher or US$1.3 million lower (2007: US$0.1 million lower/higher). The impact on equity would have been US$5.6 million lower/higher (2007: US$4.8 million lower/higher) mainly as a result of the incremental movement through the foreign currency translation reserve relating to the effective portion of a net investment hedge.

Parent entity

The sensitivity of the parent entity's financial assets and financial liabilities to foreign exchange risk (transaction exposures only) on profit after tax and equity is not considered material.

NOTE 30. FINANCIAL RISK MANAGEMENT (continued)

c) Liquidity risk

Brambles' objective is to maintain adequate liquidity to meet its financial obligations as and when they fall due. Brambles funds its operations through existing equity, retained cash flow and borrowings, principally from bank credit facilities. The credit facilities are generally structured on a committed multi-currency revolving basis with maturities ranging out to August 2012. Borrowings under the facilities are floating-rate, unsecured obligations with covenants and undertakings typical for these types of arrangements. To minimise foreign exchange risks, borrowings are arranged in the currency of the relevant operating asset to be funded. Brambles also has access to further funding through overdrafts, uncommitted and standby lines of credit, principally to manage day-to-day liquidity.

Refer to Note 24a for borrowing facilities and credit standby arrangements disclosures.

Maturities of derivative financial assets and liabilities

The maturity of Brambles' contractual cash flows on net and gross settled derivative financial instruments, based on the remaining period to contractual maturity date, is presented below. Cash flows on interest rate swaps and forward foreign exchange contracts are discounted based on forward interest rates applicable at reporting date.

Consolidated	Year 1 US$m	Year 2 US$m	Year 3 US$m	Year 4 US$m	Over 4 years US$m	Total contractual cash flows US$m	Carrying amount assets/ (liabilities) US$m
2008							
Net settled							
Interest rate swaps	**(2.6)**	**(0.9)**	**0.3**	**1.4**	**0.7**	**(1.1)**	**(1.1)**
Gross settled							
Forward foreign exchange contracts							
– inflow	**241.7**	**–**	**–**	**–**	**–**	**241.7**	**1.1**
– (outflow)	**(240.6)**	**–**	**–**	**–**	**–**	**(240.6)**	**–**
	(1.5)	**(0.9)**	**0.3**	**1.4**	**0.7**	**–**	**–**
2007							
Net settled							
Interest rate swaps	2.0	1.8	0.1	–	–	3.9	3.9
Gross settled							
Forward foreign exchange contracts							
– inflow	827.6	–	–	–	–	827.6	4.2
– (outflow)	(823.4)	–	–	–	–	(823.4)	–
	6.2	1.8	0.1	–	–	8.1	8.1

Parent entity

There are no derivative financial assets and liabilities held by the parent entity.

Maturities of non-derivative financial liabilities

The maturity of Brambles' contractual cash flows on non-derivative financial liabilities, based on the remaining period to contractual maturity date, is presented below. Refer to Note 24b for borrowing facilities maturity profile.

Consolidated	Year 1 US$m	Year 2 US$m	Year 3 US$m	Year 4 US$m	Over 4 years US$m	Total contractual cash flows US$m	Carrying amount US$m
2008							
Financial liabilities							
Trade payables	**341.0**	**–**	**–**	**–**	**–**	**341.0**	**341.0**
Bank overdrafts	**36.7**	**–**	**–**	**–**	**–**	**36.7**	**36.7**
Bank loans	**151.9**	**114.0**	**1,958.7**	**5.4**	**102.8**	**2,332.8**	**2,052.2**
Loan notes	**38.3**	**24.0**	**24.0**	**186.6**	**296.3**	**569.2**	**439.3**
Finance lease liabilities	**0.8**	**1.0**	**0.6**	**0.4**	**–**	**2.8**	**2.8**
	568.7	**139.0**	**1,983.3**	**192.4**	**399.1**	**3,282.5**	**2,872.0**
2007							
Financial liabilities							
Trade payables	302.2	–	–	–	–	302.2	302.2
Bank overdrafts	3.5	–	–	–	–	3.5	3.5
Bank loans	137.5	438.9	73.7	1,311.0	–	1,961.1	1,680.8
Loan notes	39.3	24.0	24.0	24.0	482.9	594.2	440.3
Finance lease liabilities	1.6	0.6	0.1	0.1	0.1	2.5	2.5
Deferred consideration on acquisitions	0.2	–	–	–	–	0.2	0.2
	484.3	463.5	97.8	1,335.1	483.0	2,863.7	2,429.5

The maturity of the parent entity's contractual cash flows on non-derivative financial liabilities, based on the remaining period to contractual maturity date, is presented below.

Parent entity	Year 1 US$m	Year 2 US$m	Year 3 US$m	Year 4 US$m	Over 4 years US$m	Total contractual cash flows US$m	Carrying amount US$m
2008							
Financial liabilities							
Payables to subsidiaries	**–**	**4,487.4**	**–**	**–**	**–**	**4,487.4**	**4,487.4**
Bank loans	**–**	**–**	**5.0**	**–**	**–**	**5.0**	**5.0**
2007							
Financial liabilities							
Payables to subsidiaries	–	2,850.7	–	–	–	2,850.7	2,850.7

NOTE 30. FINANCIAL RISK MANAGEMENT (continued)

d) Credit risk exposure

Brambles is exposed to credit risk on its financial assets, which comprise cash and cash equivalents, trade and other receivables and derivative financial instruments. This exposure to credit risks arises from the potential failure of counterparties to meet their obligations. The maximum exposure to credit risk at the reporting date is the carrying amount of the financial instruments as set out in Note 30a. There is no significant concentration of credit risk.

Brambles trades only with recognised, creditworthy third parties. Collateral is generally not obtained from customers.

Customers are subject to credit verification procedures including an assessment of their independent credit rating, financial position, past experience and industry reputation. Credit limits are set for each individual customer and approved by the credit manager in accordance with an approved authority matrix. These credit limits are regularly monitored and revised based on historic turnover activity and credit performance. In addition, overdue receivable balances are monitored and actioned on a regular basis.

Exposure to credit risk also arises from amounts receivable from unrealised gains on derivative financial instruments. At the reporting date, this amount was US$8.4 million (2007: US$8.1 million). Brambles transacts derivatives with prominent financial institutions and has credit limits in place to limit exposure to any potential non-performance by its counterparties.

e) Capital risk management

Brambles' objective when managing capital is to ensure Brambles continues as a going concern as well as to provide a balance between financial flexibility and balance sheet efficiency. In determining its optimal capital structure, Brambles considers the robustness of future cash flows, potential funding requirements for growth opportunities and acquisitions, the cost of capital and ease of access to funding sources.

Brambles manages its capital structure to be consistent with a solid investment grade credit. To achieve its desired capital structure, Brambles may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, sell assets to reduce debt or vary the maturity profile of its borrowings.

Brambles considers its capital to comprise:

	Consolidated		Parent entity	
	2008 US$m	2007 US$m	**2008 US$m**	2007 US$m
Total borrowings	**2,531.0**	2,127.3	**5.0**	–
Less: cash and cash equivalents	**104.8**	130.4	**5.4**	0.6
Net debt	**2,426.2**	1,996.9	**(0.4)**	(0.6)
Total equity	**1,543.5**	1,422.7	**17,320.3**	15,497.2
Total capital	**3,969.7**	3,419.6	**17,319.9**	15,496.6

Under the terms of its major borrowing facilities, Brambles is required to comply with the following financial covenants:

- the ratio of net debt to EBITDA is to be no more than 3.5 to 1; and
- the ratio of EBITDA to net finance costs is to be no less than 3.5 to 1.

The following definitions apply in the calculation of these financial covenants:

- EBITDA means Brambles' consolidated operating profit (excluding exceptional items) before depreciation, amortisation, impairment, profit of joint ventures and associates and certain fair value adjustments in respect of financial derivatives; and
- net debt means Brambles' consolidated total borrowings, excluding the impact of fair value adjustments in relation to hedge accounting, less cash and cash equivalents.

Brambles has complied with these financial covenants for 2008 and prior years. At balance date, under these definitions, the ratios were:

	Consolidated	
	2008 US$m	2007 US$m
Total borrowings	**2,531.0**	2,127.3
Less: cash and cash equivalents	**104.8**	130.4
Net debt	**2,426.2**	1,996.9
EBITDA	**1,493.1**	1,367.4
Net finance costs	**149.5**	59.9
Net debt/EBITDA (times)	**1.6**	1.5
EBITDA/net finance cost (times)	**10.0**	22.8

NOTE 31. CASH FLOW STATEMENT – ADDITIONAL INFORMATION

a) Reconciliation of cash

	Consolidated		Parent entity	
	2008 US$m	2007 US$m	**2008 US$m**	2007 US$m
For the purpose of the cash flow statement, cash comprises:				
Cash at bank and in hand (Note 14)	**62.8**	112.8	**5.4**	0.6
Short term deposits (Note 14)	**42.0**	17.6	**–**	–
Bank overdraft (Note 24)	**(36.7)**	(3.5)	**–**	–
	68.1	126.9	**5.4**	0.6

b) Non-cash financing or investing activities

There were no financing or investing transactions during the year which have had a material effect on the assets and liabilities of Brambles that did not involve cash flows.

c) Reconciliation of profit after tax to net cash flows from operating activities

	Consolidated		Parent entity	
	2008 US$m	2007 US$m	**2008 US$m**	2007 US$m
Profit after tax	**648.7**	1,291.3	**571.1**	255.7
Adjustments for:				
– Depreciation and amortisation	**458.6**	404.3	**–**	–
– Irrecoverable pooling equipment provision expense	**91.2**	90.2	**–**	–
– Net gains on disposals of property, plant and equipment	**(46.4)**	(42.7)	**–**	–
– Other valuation adjustments	**(1.0)**	(0.6)	**–**	–
– Net gains on disposal of businesses and investments	**(1.2)**	(2.9)	**–**	–
– Net gains after tax on completed disposals of discontinued operations	**(2.6)**	(832.9)	**–**	–
– Joint ventures and associates	**(0.6)**	2.8	**–**	–
– Equity-settled share-based payments	**14.8**	20.8	**–**	–
– Finance revenues and costs	**12.7**	6.3	**(813.2)**	(380.6)
Movements in operating assets and liabilities, net of acquisitions and disposals:				
– Decrease/(increase) in trade and other receivables	**35.9**	(46.0)	**(0.5)**	–
– Decrease/(increase) in prepayments	**1.9**	(1.0)	**–**	–
– Increase in inventories	**(9.7)**	(5.9)	**–**	–
– Decrease in deferred tax	**39.3**	135.7	**–**	–
– (Decrease)/increase in trade and other payables	**(2.1)**	61.0	**–**	–
– Decrease in tax payables	**(38.8)**	(3.0)	**(2.4)**	(4.6)
– Decrease in provisions	**(30.3)**	(37.6)	**–**	–
– Other	**(4.1)**	4.2	**(4.0)**	6.4
Net cash inflow/(outflow) from operating activities	**1,166.3**	1,044.0	**(249.0)**	(123.1)

NOTE 32. COMMITMENTS

a) Capital expenditure commitments

At 30 June 2008, Brambles' continuing operations had commitments of US$66.3 million (2007: US$14.9 million) principally relating to property, plant and equipment.

Capital expenditure in respect of continuing operations contracted for but not recognised as liabilities at reporting date were as follows:

	Consolidated	
	2008 US$m	2007 US$m
Within one year	**40.7**	14.9
Between one and five years	**25.6**	-
	66.3	14.9

b) Operating lease commitments

Brambles' continuing operations are party to operating leases for offices, operational locations and plant and equipment. The leases have varying terms, escalation clauses and renewal rights. Escalation clauses are rare and any impact is considered immaterial.

The future minimum lease payments under such non-cancellable operating leases are as follows:

	Consolidated			
	Plant		Occupancy	
	2008 US$m	2007 US$m	**2008 US$m**	2007 US$m
Within one year	**31.7**	24.4	**148.4**	136.4
Between one and five years	**50.8**	42.2	**512.5**	472.9
After five years	**1.0**	6.9	**453.4**	421.8
Minimum lease payments	**83.5**	73.5	**1,114.3**	1,031.1

During the year, operating lease expense of US$102.8 million (2007: US$134.9 million) was recognised in the income statement.

c) Finance lease commitments

Finance leases of plant and equipment are not a material feature of Brambles' funding arrangements.

Finance lease commitments of Brambles' continuing operations are payable as follows:

	Consolidated	
	Plant	
	2008 US$m	2007 US$m
Within one year	**0.8**	1.6
Between one and five years	**2.0**	0.9
Minimum lease payments recognised as a liability	**2.8**	2.5

NOTE 33. CONTINGENCIES

a) Brambles Limited and certain of its subsidiaries are parties to a deed of cross-guarantee which supports global financing credit facilities available to certain Brambles' subsidiaries. Total facilities available amount to US$3,616.4 million (2007: US$3,235.8 million) of which US$2,008.1 million (2007: US$1,636.7 million) has been drawn.

Brambles Limited and certain of its subsidiaries are parties to a guarantee which supports the US Private Placement borrowing of US$425.0 million (2007: US$425.0 million) by a subsidiary.

Brambles Limited has guaranteed repayment of certain facilities and financial accommodations made available to certain Brambles' subsidiaries. Total facilities available amount to US$398.5 million (2007: US$356.3 million), of which US$148.4 million (2007: US$139.1 million) has been drawn.

b) Subsidiaries of Brambles Limited have contingent unsecured liabilities in respect of guarantees given relating to performance under contracts entered into totalling US$122.2 million (2007: US$189.0 million), of which US$117.8 million (2007: US$104.4 million) is also guaranteed by Brambles Limited and is included in (a) above.

c) A subsidiary has provided guarantees on a several basis in relation to a reduction in the share premium account of a subsidiary of Brambles in favour of certain creditors which amounts to US$9.8 million (2007: US$12.8 million).

d) A subsidiary has guaranteed the lease obligations of third parties totalling US$31.8 million (2007: US$39.9 million). Subsidiaries of Brambles Limited have provided guarantees to support lease facilities entered into by certain Brambles' subsidiaries. Total facilities available amount to US$22.3 million (2007: US$24.5 million), of which US$22.3 million (2007: US$24.5 million) has been drawn.

e) Environmental contingent liabilities

Brambles' activities have included the treatment and disposal of hazardous and non-hazardous waste through subsidiaries and corporate joint ventures. In addition, other activities of Brambles entail using, handling and storing materials which are capable of causing environmental impairment.

As a consequence of the nature of these activities, Brambles has incurred and may continue to incur environmental costs and liabilities associated with site and facility operation, closure, remediation, aftercare, monitoring and licensing. Provisions have been made in respect of estimated environmental liabilities at all sites and facilities where obligations are known to exist and can be reliably measured.

However, additional liabilities may emerge due to a number of factors including changes in the numerous laws and regulations which govern environmental protection, liability, land use, planning and other matters in each jurisdiction in which Brambles operates or has operated. These extensive laws and regulations are continually evolving in response to technological advances, scientific developments and other factors. Brambles cannot predict the extent to which it may be affected in the future by any such changes in legislation or regulation.

f) In the ordinary course of business, Brambles becomes involved in litigation, most of which falls within Brambles' insurance arrangements. Provision has been made for known obligations where the existence of the liability is probable and can be reasonably quantified. Receivables have been recognised where recoveries, for example from insurance arrangements, are virtually certain. As the outcomes of these matters remain uncertain, contingent liabilities exist for possible amounts eventually payable that are in excess of the amounts provided.

g) Brambles has given vendor warranties in relation to businesses sold in 2008 and prior years. Brambles has recognised the financial impact of such vendor warranties and adjustments on the basis of information currently available. A contingent liability exists for any amounts which may ultimately be borne by Brambles which are in excess of the amounts provided at 30 June 2008.

NOTE 34. AUDITORS' REMUNERATION

PricewaterhouseCoopers (PwC) earned the following remuneration from Brambles during the year:

	Consolidated		Parent entity	
	2008 US$'000	2007 US$'000	**2008 US$'000**	2007 US$'000
Amounts received or due and receivable by PwC (Australia) for:				
Audit services:				
– Audit and review of Brambles' financial reports	**1,650**	1,781	**30**	30
– Other assurance services	**96**	97	**–**	–
	1,746	1,878	**30**	30
Other services:				
– Tax advisory services	**258**	46	**–**	–
Total remuneration of PwC (Australia)	**2,004**	1,924	**30**	30
Amounts received or due and receivable by related practices of PwC (Australia) for:				
Audit services:				
– Audit and review of Brambles' financial reports	**4,175**	3,829	**–**	–
– Other assurance services	**4**	477	**–**	–
	4,179	4,306	**–**	–
Other services:				
– Tax advisory services	**73**	2,494	**–**	–
– Acquisition due diligence	**133**	–	**–**	–
	206	2,494	**–**	–
Total remuneration of related practices of PwC (Australia)	**4,385**	6,800	**–**	–
Total auditors' remuneration	**6,389**	8,724	**30**	30

From time to time, Brambles employs PwC on assignments additional to their statutory audit duties where PwC, through their detailed knowledge of the Group, are best placed to perform the services from an efficiency, effectiveness and cost perspective. The performance of such non-audit related services is always balanced with the fundamental objective of ensuring PwC's objectivity and independence as auditors. To ensure this balance, the Board has established a policy whereby prior approval of the Audit Committee is required wherever management recommends that PwC undertake non-audit work. Management consultancy, IT implementation and specialist internal audit work will not be performed by PwC.

In 2008 and 2007, non-audit assignments primarily related to tax consulting advice and acquisition due diligence.

Auditors' remuneration for the parent entity relates to the audit of the parent entity accounts. Auditors' remuneration in relation to the consolidated accounts is borne by a subsidiary.

NOTE 35. RELATED PARTY INFORMATION

a) Brambles

Brambles comprises Brambles Limited and the entities which it controls.

Borrowings under the bilateral bank credit facilities are undertaken by a limited number of Brambles subsidiaries. Funding of other subsidiaries within Brambles is by way of intercompany loans, all of which are documented and carry commercial interest rates applicable to the currency and terms of the loans.

The global financing credit facilities are supported by a deed of cross guarantee for which Brambles Limited charges Brambles' borrowers a commercially determined guarantee fee.

Dividends are declared within the group only as required for funding or other commercial reasons.

Brambles also has in place cost sharing agreements to ensure that relevant costs are taken up by the entities receiving the benefits.

All amounts receivable and payable by entities within Brambles and any interest thereon are eliminated on consolidation.

NOTE 35. RELATED PARTY INFORMATION (continued)

b) Material subsidiaries

The principal subsidiaries of Brambles during the year were:

Name	Place of incorporation	% interest held at reporting date 2008	2007
CHEP			
CHEP USA	USA	**100**	100
CHEP Canada, Inc.	Canada	**100**	100
CHEP UK Limited	UK	**100**	100
CHEP France SA	France	**100**	100
CHEP Deutschland GmbH	Germany	**100**	100
CHEP Espana SA	Spain	**100**	100
CHEP Mexico SA de CV	Mexico	**100**	100
CHEP Benelux Nederland BV	The Netherlands	**100**	100
CHEP Italia SRL	Italy	**100**	100
Brambles Enterprises Limited	UK	**100**	100
CHEP South Africa (Proprietary) Limited	South Africa	**100**	100
CHEP Australia Limited	Australia	**100**	100
CHEP Equipment Australia Pty Limited	Australia	**100**	100
CHEP (Shanghai) Company Limited	China	**100**	100
CHEP Technology Proprietary Limited	Australia	**100**	100
CHEP India Pvt Limited	India	**100**	–
Recall			
Recall Limited	UK	**100**	100
Recall France SA	France	**100**	100
Recall Corporation, Inc.	USA	**100**	100
Recall do Brasil Ltda	Brazil	**100**	100
AUSDOC Holdings Pty Limited	Australia	**100**	100
Recall Information Management Pty Limited	Australia	**100**	100
Recall Equipment Australia Pty Limited	Australia	**100**	100
Brambles HQ			
Brambles Industries Limited	Australia	**100**	100
Brambles Holdings (UK) Limited	UK	**100**	100
Brambles International Finance BV	The Netherlands	**100**	100
Brambles USA Inc.	USA	**100**	100
Brambles North America Incorporated	USA	**100**	100
Brambles Finance plc	UK	**100**	100
Brambles Finance Limited	Australia	**100**	100
Recall Deutschland GmbH	Germany	**100**	100

In addition to the list above, there are a number of other subsidiaries within Brambles which are mostly intermediary holding companies or are dormant.

Para 264(b) of the German trade law grants an exemption from the requirement to prepare individual audited statutory financial statements and management reports for those German companies which are included within the consolidated group financial statements. Relief from such German statutory reporting requirements will be taken in respect of Recall Deutschland GmbH & Co. KG as this entity is consolidated within these Brambles' financial statements.

Investments in subsidiaries are primarily by means of ordinary or common shares. All subsidiaries prepare accounts with a 30 June balance date.

c) Joint ventures and associates
Brambles' share of the net results of joint ventures and associates is disclosed in Note 19.

d) Other transactions
Other transactions entered into during the year with Directors of Brambles Limited; with Director-related entities; with key management personnel (KMP, as set out in the Directors' Report); or with KMP-related entities were on terms and conditions no more favourable than those available to other employees, customers or suppliers and include transactions in respect of the employee option plans, contracts of employment and reimbursement of expenses. Any other transactions were trivial or domestic in nature.

e) Other related parties
A subsidiary has a non-interest bearing advance outstanding as at 30 June 2008 of US$1.297 million (2007: US$1.133 million) to Brambles Custodians Pty Limited, the trustee under Brambles' employee loan scheme. The advance is administered by Brambles Custodians Pty Limited and enabled employees to acquire shares in BIL prior to Unification, pursuant to the terms and conditions of the employee loan scheme approved by shareholders.

f) Directors' indemnities
Under its constitution, to the extent permitted by law, Brambles Limited indemnifies each person who is, or has been a Director or Secretary of Brambles Limited against any liability which results from facts or circumstances relating to the person serving or having served in the capacity of Director, Secretary, other officer or employee of Brambles Limited or any of its subsidiaries, other than:

(aa) in respect of a liability other than for legal costs:

- (i) a liability owed to Brambles Limited or a related body corporate;
- (ii) a liability for a pecuniary penalty order under section 1317G of the Act or a compensation order under section 1317H of the Act;
- (iii) a liability that is owed to someone (other than Brambles Limited or a related body corporate) and did not arise out of conduct in good faith; and

(bb) in respect of a liability for legal costs:

- (i) in defending or resisting proceedings in which the person is found to have a liability for which they could not have been indemnified under paragraph (aa) above;
- (ii) in defending or resisting criminal proceedings in which the person is found guilty;
- (iii) in defending or resisting proceedings brought by ASIC or a liquidator for a court order if the grounds for making the order are found by the Court to be established; or
- (iv) in connection with proceedings for relief to any persons under the Act in which the Court denies the relief.

Paragraph (bb)(iii) above does not apply to costs incurred in responding to actions brought by ASIC or a liquidator as part of an investigation before commencing proceedings for the Court order.

Under its Articles of Association, BIP indemnifies every person who is or was a Director, alternate Director or Company Secretary of the company to the extent permitted by the Companies Act 1985 against all costs, charges, losses and liabilities incurred by them in the proper execution of their duties or the proper exercise of their powers, authorities and directions.

Insurance policies are in place to cover Directors and executive officers, however the terms of the policies prohibit disclosure of the details of the insurance cover and the premiums paid.

NOTE 36. EVENTS AFTER BALANCE SHEET DATE

Other than those outlined in the Directors' Report, there have been no events that have occurred subsequent to 30 June 2008 that have had a material impact on Brambles' financial performance or position.

Directors' Declaration

In the opinion of the Directors of Brambles Limited:

(a) the financial statements and notes set out on pages 85 to 149 are in accordance with the Australian Corporations Act 2001, including:

  (i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

  (ii) giving a true and fair view of the financial position of Brambles and Brambles Limited as at 30 June 2008 and of their performance for the year ended on that date;

(b) there are reasonable grounds to believe that Brambles Limited will be able to pay its debts as and when they become due and payable; and

(c) the audited remuneration disclosures set out on pages 54 to 77 of the Directors' Report comply with Accounting Standard AASB 124: Related Party Disclosures and the Corporations Regulations 2001.

The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

G J Kraehe AO
Chairman

M F Ihlein
Chief Executive Officer

20 August 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street

GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney Australia

Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

www.pwc.com/au

REPORT ON THE FINANCIAL REPORT

We have audited the accompanying financial report of Brambles Limited (the Company), which comprises the balance sheet as at 30 June 2008, and the income statement, statement of recognised income and expense and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the Directors' declaration for both Brambles Limited and Brambles. Brambles comprises the Company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' responsibility for the financial report

The Directors of the Company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the Directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditors' responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

Our audit did not involve an analysis of the prudence of business decisions made by Directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independent Auditors' Report
to the members of Brambles Limited (continued)

Independence
In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

Auditors' opinion
In our opinion:

(a) the financial report of Brambles Limited is in accordance with the *Corporations Act 2001*, including:

- (i) giving a true and fair view of the Company's and Brambles' financial position as at 30 June 2008 and of their performance for the year ended on that date; and
- (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*; and

(b) the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

REPORT ON THE REMUNERATION REPORT
We have audited the Remuneration Report included in pages 54 to 77 of the Directors' Report for the year ended 30 June 2008. The Directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditors' opinion
In our opinion, the Remuneration Report of Brambles Limited for the year ended 30 June 2008 complies with section 300A of the *Corporations Act 2001*.

PricewaterhouseCoopers

M G Johnson
Partner

Sydney
20 August 2008

M K Graham
Partner

Sydney
20 August 2008

Liability limited by a scheme approved under Professional Standards Legislation

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street

GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney Australia

Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

www.pwc.com/au

As lead auditor for the audit of Brambles Limited for the year ended 30 June 2008, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Brambles Limited and the entities it controlled during the period.

M G Johnson
Partner
PricewaterhouseCoopers

Sydney
20 August 2008

Five Year Financial Performance Summary

	AIFRS				UK GAAP[1]
	2008 US$m	2007 US$m	2006 US$m	2005 US$m	2004 US$m
Continuing operations					
Sales revenue	**4,358.6**	**3,868.8**	**3,522.1**	**3,274.8**	**2,893.2**
Comparable operating profit (before special items)	1,046.9	932.8	771.3	599.8	444.7
Net finance costs	(149.5)	(59.9)	(111.8)	(130.1)	(126.1)
Profit before tax (before special items)	897.4	872.9	659.5	469.7	318.6
Tax expense (before special items)	(270.9)	(287.2)	(229.4)	(160.4)	(102.8)
Profit from continuing operations (before special items)	**626.5**	**585.7**	**430.1**	**309.3**	**215.8**
Special items, after tax	20.4	(152.0)	(67.5)	3.8	(76.5)
Goodwill amortisation[2]	–	–	–	–	(24.2)
Profit from continuing operations, after tax	**646.9**	**433.7**	**362.6**	**313.1**	**115.1**
Profit from discontinued operations, after tax	1.8	857.6	1,101.8	135.7	100.9
Profit for the year	**648.7**	**1,291.3**	**1,464.4**	**448.8**	**216.0**
Depreciation and amortisation (excluding goodwill)					
– Continuing operations	458.6	404.3	412.0	393.0	383.4
– Discontinued operations	–	–	80.7	212.4	194.0
Net capex on property, plant & equipment					
– Continuing operations	735.6	517.8	474.7	443.3	448.9
– Discontinued operations	–	21.3	133.6	222.4	155.0
Cash flow					
Cash flow from operations (after net capex)	782.3	726.5	900.7	903.9	716.0
Free cash flow	412.6	490.2	559.7	622.2	450.2
Dividends paid	444.8	604.0	296.7	256.5	242.1
Free cash flow after dividends	(32.2)	(113.8)	263.0	365.7	208.1
Balance sheet					
Capital employed	3,969.7	3,419.6	4,643.1	4,595.6	4,576.0
Net debt	2,426.2	1,996.9	1,690.1	2,208.3	2,541.0
Equity	1,543.5	1,422.7	2,953.0	2,387.3	2,035.0
Employees					
– Continuing operations	12,305	12,327	12,249	11,813	11,854
– Discontinued operations	–	1,841	14,043	15,759	16,345
	12,305	14,168	26,292	27,572	28,199
Earnings per share (US cents)					
Basic	46.0	83.4	86.7	26.4	12.9
Before special items and goodwill amortisation:					
– Brambles	44.5	39.6	38.3	26.8	21.8
– Continuing operations	44.5	37.8	25.5	18.3	12.8
Dividend declared per share (Australian cents)					
– Interim and final	34.5	17.0	25.0	21.5	20.0
– Special	–	–	34.5	–	–

[1] Year 2004 is under UK GAAP. It has been reclassified into an AIFRS presentation format.

[2] Goodwill amortisation ceased on adoption of AIFRS.

Glossary

2001 Option Plans	The Brambles Industries Limited 2001 Executive Share Option Plan and the Brambles Industries plc 2001 Executive Share Option Plan, incorporating Brambles Limited rollover amendments of 22 August 2006.
2001 Share Plans	The Brambles Industries Limited 2001 Executive Performance Share Plan and the Brambles Industries plc 2001 Executive Performance Share Plan, incorporating Brambles Limited rollover amendments of 22 August 2006.
2004 Share Plans	The Brambles Industries Limited 2004 Performance Share Plan and the Brambles Industries plc 2004 Performance Share Plan, incorporating Brambles Limited rollover amendments of 22 August 2006.
2006 Share Plan	The Brambles Limited 2006 Performance Share Plan.
Act	The Corporations Act 2001 (Cth).
AGM	Annual General Meeting.
AIFRS	Australian Equivalents to International Financial Reporting Standards, used by Brambles to report its financial results. In 2004 and prior years, Brambles reported under UK GAAP and Australian GAAP.
ASX	Australian Securities Exchange.
Average Capital Invested (ACI)	This is calculated as a 12 month average of Capital Invested. (CI – see definition below).
BIL	Brambles Industries Limited, which was previously one of the two listed entities in the DLC structure.
BIP	Brambles Industries plc, which was previously one of the two listed entities in the DLC structure.
Board	The Board of Brambles Limited.
Brambles, Brambles Group or **Group**	Brambles Limited and all of its related bodies corporate.
BVA	Brambles Value Added or BVA represents the value generated over and above the cost of the capital used to generate that value. It is calculated as comparable operating profit (COP) less (average capital invested (ACI), at fixed June 2007 exchange rates, multiplied by Brambles' weighted average pre-tax cost of capital (WACC)). BVA = COP – (ACI x WACC). (Certain minor adjustments to BVA are also made in accordance with Brambles' BVA Accounting Policy and subject to the approval of Brambles' Chief Financial Officer.)
CAGR	Compound Annual Growth Rate.
Capital Invested (CI)	Net assets before tax balances, cash, borrowings and accrued finance costs, but after adjustment for accumulated net pre-tax special items, actuarial gains or losses and net equity adjustments for equity-settled share-based payments.
Cash flow from operations (CFO)	Cash flow generated after net capital expenditure and before special items.
CDI	CREST Depositary Interest, the mechanism by which ordinary shares are traded and settled on the London Stock Exchange. One CDI represents an underlying beneficial interest in one ordinary share of Brambles Limited.
Comparable operating profit (COP)	Comparable operating profit is profit before special items, finance costs and tax, which the Directors consider to be a useful measure of underlying business performance.
Constant currency	Constant currency relative performance is calculated by translating both current period and comparable period results into US dollars at the actual monthly exchange rates applicable during the comparable period. Its purpose is to show relative performance between periods before the translation impact of currency fluctuations.
Continuing operations	Continuing operations refers to CHEP, Recall and Brambles HQ.
CREST	The UK's electronic registration and settlement system for equity security trading.
CSR	Corporate Social Responsibility.
Discontinued operations	Operations which have been divested or which are held for sale.

Glossary
(continued)

DLC	Dual-listed companies structure – a contractual arrangement between Brambles Industries Limited and Brambles Industries plc under which they operated as if they were a single economic enterprise, whilst retaining their separate legal identities, tax residencies and stock exchange listings. The Brambles Group operated as a DLC from August 2001 to December 2006.
DMS	Document Management Solutions, a Recall service line.
DPS	Data Protection Services, a Recall service line.
EPS	Earnings per share.
Exceptional items	See Special items.
FMCG	Fast Moving Consumer Goods.
Free cash flow (FCF)	Cash flow generated by the business after net capital expenditure, finance costs and tax but excluding the net cost of acquisitions and proceeds from business disposals.
GHG	Greenhouse Gas.
fx	Foreign Exchange.
KPI(s)	Key Performance Indicator(s).
Lean	Lean, or Lean thinking, is derived from the Toyota Production System and assists in the identification and steady elimination of waste, the improvement of quality, production time and cost reduction.
LSE	London Stock Exchange.
LTI	Long Term Incentive.
LTIFR	Lost Time Injury Frequency Rate.
LTISR	Lost Time Injury Severity Rate.
OHS&E	Occupational Health Safety and Environment.
Organic growth	Growth from existing customers or from new customers acquired other than through a business acquisition.
PAT	Profit After Tax.
RFID	Radio Frequency Identification.
ROCI	Return on Capital Invested (ROCI) is calculated as Comparable Operating Profit (COP) divided by Average Capital Invested (ACI).
RPC	Reusable plastic container (relates to CHEP).
SDS	Secure Destruction Services, a Recall service line.
Six Sigma	A methodology that uses facts, data and statistical analysis to improve business processes, grow sales, reduce costs and improve quality and customer satisfaction.
Special items	Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software). Exceptional items are items of income or expense which are considered to be outside the ordinary course of business and are, either individually or in aggregate, material to Brambles or to the relevant business segment.
STI	Short Term Incentive.
TFR	Total Fixed Remuneration.
TSR	Total Shareholder Return.
UK GAAP	Generally accepted accounting principles in the UK.
Unification	The unification of the dual-listed companies structure which operated between Brambles Industries Limited and Brambles Industries plc under a new single Australian holding company, Brambles Limited.
vesting	When rights under share plan awards may first be exercised.

DIRECTORY

Brambles Limited
Level 40
Gateway
1 Macquarie Place
Sydney NSW 2000
Australia

Telephone: 61 (0) 2 9256 5222
Facsimile: 61 (0) 2 9256 5299
Website: www.brambles.com

Brambles Limited has a primary listing on the Australian Securities Exchange and a secondary listing on the London Stock Exchange. The global headquarters of Brambles is in Sydney, Australia.

All currency amounts in this report are in US dollars unless otherwise specified.

Annual General Meeting
The 2008 Annual General Meeting of Brambles Limited will be held on Tuesday, 25 November at 10.00am (AEDT) at:

Level 3
Overseas Passenger Terminal
Circular Quay West Street, The Rocks
Sydney NSW 2000

A live webcast of the meeting will be broadcast on www.brambles.com.

Dividend
The final dividend of 17.5 Australian cents per share is 10% franked for all shareholders in Brambles Limited and will be paid on 9 October 2008.

CDI holders will receive their dividend payments as soon as possible after ordinary shareholders, once fx transactions have been completed.

CDIs holders who are also CREST participants can expect to receive their dividend payments via CREST electronic Unmatched Stock Event (USE) messages, once the cash has been received and reconciled by Euroclear UK and Ireland, taking note of their election (if any) of a default payment currency option as detailed in the Euroclear UK and Ireland international service description.

For CDI holders who use the Equiniti corporate nominee service, additional processing time is required to print and mail cheques, or, for holders who have completed dividend mandate forms, to set up cash transfers into their bank accounts. All CDI holders who use the Equiniti corporate nominee service will receive their dividends in pounds sterling.

Brambles Business Units

CHEP Americas
8517 South Park Circle
Orlando FL 32819-9040
United States of America

Telephone: 1 407 370 2437
Facsimile: 1 407 355 6211

Email: chep@brambles.com
Website: www.chep.com

CHEP EMEA
1 Lamb Walk
London
SE1 3TT
United Kingdom

Telephone: 44 (0) 207 940 0080
Facsimile: 44 (0) 207 940 7876

CHEP Asia-Pacific
Level 6, Building C
11 Talavera Road,
North Ryde
NSW 2113
Australia

Telephone: 61 (0) 2 9856 2437
Facsimile: 61 (0) 2 9856 2404

Recall
One Recall Center
180 Technology Parkway
Norcross GA 30092
United States of America

Telephone: 1 770 776 1000
Facsimile: 1 770 776 1001

Email: recall@brambles.com
Website: www.recall.com

Certified Environmental Management
elemental chlorine free
sustainable forest
carbon neutral
PEFC

Brambles is committed to achieving Zero Harm, which means zero injuries and zero environmental damage, and has used a PEFC, Chain of Custody accredited printer to produce this Annual Report.

The text pages of this Annual Report are printed on ENVI web, a carbon neutral, PEFC Certified paper, which is an elemental chlorine free pulp derived from sustainable forests. The paper was manufactured at Australian Papers' Wesley Vale Mill under ISO 14001, an international environmental standard.

precinct.com.au

Brambles

www.brambles.com

END